
10011625


Protective
Doing the right thing is smart business.®

2009 ANNUAL REPORT

Protective Life Corporation
Post Office Box 2606
Birmingham, Alabama 35202
205-268-1000

Protective


SEC MAIL
RECEIVED
PROCESSING
APR 06 2010
WASH. D.C.
193
SECTION

March 31, 2010

Dear Share Owners:

It is my pleasure to invite you to Protective's annual meeting of share owners. We will hold the meeting at our home office on Monday, May 10, 2010 at 10:00 a.m., Central Time. Our home office is located at the Protective Center, 2801 Highway 280 South, Birmingham, Alabama 35223. At this meeting, we will consider the matters described in the proxy statement and review the major developments since our last share owners' meeting.

This booklet includes the notice of annual meeting and our proxy statement. The proxy statement describes the business that we will conduct at the meeting and provides information about Protective. Our 2009 Annual Report to Share Owners is also enclosed.

Your vote is important to us, no matter how many shares you own. You may vote on the Internet, by telephone or by using a traditional proxy card. If you attend the meeting and prefer to vote in person, you may do so even if you have previously voted your proxy.

We look forward to your participation.

Sincerely yours,

JOHN D. JOHNS
Chairman of the Board, President
and Chief Executive Officer

IMPORTANT NOTICE REGARDING AVAILABILITY OF PROXY MATERIALS:

The 2010 Notice and Proxy Statement and 2009 Annual Report are available at **www.ProxyVote.com.**

Dear Share Owners:

The 2010 Annual Meeting of Share Owners will be held as follows:

Date:	Monday, May 10, 2010
Time:	10:00 a.m. Central Time
Place:	Protective Life Corporation Protective Center 2801 Highway 280 South Birmingham, Alabama 35223

At the annual meeting, we will ask you to:

- elect 12 directors,
- ratify the appointment of PricewaterhouseCoopers LLP as our independent accountants, and
- transact any other business that may be properly presented at the meeting.

You may vote at the annual meeting if you were a share owner of record at the close of business on March 12, 2010.

The annual meeting may be postponed by an announcement at the meeting, and reconvened at a later time. Any business for which this notice is given may be transacted at the subsequent meeting.

By order of the Board of Directors,



DEBORAH J. LONG
Secretary

March 31, 2010

TABLE OF CONTENTS

	Page
LETTER FROM CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER	
NOTICE OF 2010 ANNUAL MEETING OF SHARE OWNERS	
PROXY STATEMENT	
ABOUT THE ANNUAL MEETING	1
PROPOSALS REQUIRING YOUR VOTE	
Proposal 1: Election of Directors	4
Proposal 2: Ratification of Appointment of Independent Accountants	6
BOARD STRUCTURE AND CORPORATE GOVERNANCE	
Board of Directors and Its Committees	7
Board Composition, Qualifications and Nominations	10
Corporate Governance	15
Compensation Committee Interlocks and Insider Participation	16
Director Independence	16
Related Party Transactions	17
SECURITY OWNERSHIP	
Beneficial Ownership	18
Section 16(a) Beneficial Ownership Reporting Compliance	19
EXECUTIVE COMPENSATION	
Compensation Discussion and Analysis	20
Compensation Committee Report	29
Compensation Summary	30
Grants of Plan-Based Awards	34
Outstanding Equity Awards	38
SAR Exercises and Earned Performance Shares	41
Post-Employment Benefits	42
Nonqualified Deferred Compensation	45
Potential Payments upon Termination or Change of Control	47
Director Compensation	53
AUDIT-RELATED MATTERS	
Audit Committee Report	55
Independent Accountant Fees and Services	56
Pre-Approval of Independent Accountant Services	56
GENERAL INFORMATION	57

PROXY STATEMENT

Our Board of Directors is soliciting proxies to be used at our annual meeting of share owners. We will hold the annual meeting on Monday, May 10, 2010, beginning at 10:00 a.m., Central Time, at our home office at 2801 Highway 280 South, Birmingham, Alabama 35223. This proxy statement and the enclosed form of proxy are being mailed to our share owners beginning on or about April 5, 2010.

"We," "our," "us," "the Company" and "Protective" each refers to Protective Life Corporation. "You" and "your" each refers to our share owners.

ABOUT THE ANNUAL MEETING

What is a proxy?

A proxy is a person whom you designate to vote your stock. If you designate someone as your proxy in a written document, that document is called a proxy or a proxy card.

What is a proxy statement?

A proxy statement is a document that the Securities and Exchange Commission ("SEC") requires us to give to you when we ask you to sign a proxy card to vote your stock at the annual meeting.

What is the purpose of the annual meeting?

At our annual meeting, share owners will act on the proposals outlined in the meeting notice. Also, our management will report on our 2009 performance and will respond to appropriate questions from share owners.

What is the record date and what does it mean?

The record date for the annual meeting is March 12, 2010. Our Board of Directors establishes the record date. Holders of common stock at the close of business on the record date are entitled to receive notice of, and to vote at, the meeting.

How many shares are entitled to vote at the annual meeting?

On March 12, 2010, 88,776,960 shares of common stock were outstanding and entitled to vote at the meeting. Each share of common stock is entitled to one vote on each proposal.

What happens if the meeting is postponed or adjourned?

The meeting may be postponed or adjourned by an announcement at the meeting. If this happens, the proxies may vote your shares at the subsequent meeting as well, unless you have revoked your voting instructions.

What constitutes a quorum at the meeting?

The holders of a majority of the outstanding shares of common stock, present in person or represented by proxy at the meeting, will constitute a quorum for transacting business. Abstentions count as "shares present" for determining if there is a quorum.

What is the difference between a share owner "of record" and a "street name" holder?

If your shares are registered directly in your name with The Bank of New York, our stock transfer agent, you are considered the share owner "of record" of those shares.

If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the beneficial owner of those shares, and your shares are held in "street name."

How do I vote my shares?

If you are a share owner of record, you can give a proxy to be voted at the meeting either:

- by telephone by calling a toll-free number,
- on the Internet, or
- by mailing the enclosed proxy card.

We set up the telephone and Internet voting procedures for your convenience. We designed these procedures to authenticate your identity, to allow you to give voting instructions, and to confirm that those instructions have been recorded properly. If you are a share owner of record and you would like to vote by telephone or the Internet, please refer to the instructions on the enclosed proxy card. If you wish to vote using a paper format and you return your signed proxy to us before the annual meeting, your shares will be voted as you direct.

If you hold your shares in street name, your broker or nominee will vote your shares as you direct. You must give your voting instructions in the manner prescribed by your broker or nominee. Your broker or nominee has enclosed or provided a voting instruction card for you to use in directing the broker or nominee how to vote your shares.

If you are a current or former employee of ours, you may be receiving this material because you have shares of our stock that is held in our 401(k) and Stock Ownership Plan. In that case, you may use a proxy card to direct the plan trustee how to vote your shares. The trustee will vote the shares in accordance with your instructions and the terms of the plan. The trustee may also vote the shares even if you do not give it voting instructions. In this case, the trustee will vote shares for which it does not receive instructions in the same proportion as it votes shares for which it does receive instructions.

What does it mean if I get more than one proxy card?

If you get more than one proxy card, it means that your shares are registered differently and are in more than one account. Please sign and return all proxy cards to be sure that all of your shares are voted.

Can I vote my shares in person at the meeting?

Yes. If you are a share owner of record, you may vote your shares at the meeting by completing a ballot at the meeting. However, if you are a street name holder, you may vote your shares in person only if you obtain a signed proxy from your broker or nominee giving you the right to vote the shares.

Even if you currently plan to attend the meeting, we recommend that you also submit your proxy as described above so that your vote will be counted if you later decide not to attend the meeting.

What are my choices when voting?

- *Election of directors* – You may vote for all nominees, or you may withhold your vote with respect to one or more nominees. See page 4 for this proposal.
- *Ratification of appointment of PricewaterhouseCoopers LLP as our independent accountants* – You may vote for or against, or abstain from voting on, the proposal. See page 6 for this proposal.

What are the Board's recommendations?

The Board of Directors recommends a vote:

- FOR electing all nominees for director (Proposal 1), and
- FOR ratifying the appointment of PricewaterhouseCoopers LLP as our independent accountants (Proposal 2).

What if I do not specify how I want my shares voted?

If you sign and return your proxy card but do not specify on your proxy card (or when giving your proxy by telephone or over the Internet) how you want to vote your shares, they will be voted:

- FOR electing all nominees for director (Proposal 1), and
- FOR ratifying the appointment of PricewaterhouseCoopers LLP as our independent accountants (Proposal 2).

Can I change my vote?

Yes. You can revoke your proxy at any time before it is exercised by:

- submitting written notice of revocation to Protective's Secretary;
- submitting another proxy by telephone, on the Internet or by mail that is later dated and, if by mail, that is properly signed; or
- voting in person at the meeting.

What are the voting requirements for a proposal to be approved?

The affirmative vote of a majority of the shares present at the meeting, in person or by proxy, and entitled to vote on the proposal at the meeting, is required to elect each nominee for director and to approve Proposal 2 (ratification of appointment of PricewaterhouseCoopers LLP as our independent accountants). Abstentions have the effect of a vote "against" any proposal as to which they are specified.

What are "broker non-votes," and how are they counted?

If you hold your shares in street name, your broker or nominee can generally vote only in accordance with your instructions. However, if your broker or nominee has not received your voting instructions within 10 days before the meeting, it can vote on any proposal that is considered "routine" by the New York Stock Exchange ("NYSE"). If the broker or nominee cannot vote on a proposal because it is not routine, there is a "broker non-vote" on that proposal. Broker non-votes are counted for quorum purposes, but do not count as votes entitled to vote on that matter or as votes for or against the proposal.

We expect that the NYSE will consider Proposal 2 (ratification of appointment of PricewaterhouseCoopers LLP as our independent accountants) to be a routine proposal.

Are there any other matters to be acted upon at the annual meeting?

We do not know of any other matters to be presented or acted upon at the meeting. Under our Bylaws, an item of business can be brought to a vote at the meeting only if it is specified in the meeting notice, or brought before the meeting by the Board of Directors or by a share owner who has met the notice requirements in the Bylaws. We have not received any such notice from a share owner.

If any other matter is presented at the meeting on which a vote may properly be taken, the shares represented by proxies will be voted in accordance with the judgment of the proxies.

Who pays for the proxy solicitation?

We pay the costs of soliciting proxies. We retain Broadridge Financial Solutions, Inc. to send proxy materials to share owners. Some of our employees may also help solicit proxies from time to time. They do not receive any extra or special pay for doing this.

PROPOSALS REQUIRING YOUR VOTE

Proposal 1: Election of Directors

Director Nominees

The Board of Directors has nominated all of our current directors for re-election at the 2010 annual meeting.

Our entire Board of Directors, which on May 10, 2010 will consist of 12 directors, will be elected at the annual meeting. Each director will serve until the next annual meeting or until he or she is succeeded by another qualified director who has been elected.

Each director nominee is now a member of the Board of Directors. Our share owners previously elected each nominee except for Hans H. Miller. Mr. Miller, who was recommended by a non-employee director and by the Corporate Governance and Nominating Committee, was elected as a director by the Board on August 3, 2009.

The Board has reviewed the external commitments of each of our directors, including their service as directors on other public company boards. In each instance, the Board feels that participation on these public company boards provides the directors with experience and insight that benefits us. The Board concluded that the external commitments of our directors are not excessive and do not negatively impact any director's ability to satisfy the obligations of service on this Board.

Your shares will be voted as specified on your proxy. If you do not specify how you want your shares voted when you provide your proxy, they will be voted FOR the election of all nominees listed below. If unforeseen circumstances (such as death or disability) make it necessary for the Board to substitute another person for any nominee, then your shares will be voted for that other person. The Board may also choose to reduce the number of directors to be elected, as permitted by our Bylaws.

The director nominees provided the following information about themselves as of the date of this proxy statement:

Name	Age	Principal Occupation and Certain Directorships	Protective Director Since
James S. M. French	69	Vice Chairman, Investments of Dunn Investment Company (materials, construction and investment holding company); formerly its Chairman of the Board and Chief Executive Officer. Director of Energen Corporation. Formerly director of Regions Financial Corporation and Hilb Rogal & Hamilton, Inc.	1996
Thomas L. Hamby	60	Formerly President – AT&T Alabama of AT&T Inc. (telecommunications); formerly President – Alabama of BellSouth Corporation (acquired by AT&T Inc. in December 2006). Director of Regions Bank.	2004
John D. Johns	58	Chairman of the Board, President and Chief Executive Officer of Protective; formerly its Chief Operating Officer; also a director and/or officer of each principal subsidiary of Protective. Director of Alabama Power Company (The Southern Company owns all common stock) and Genuine Parts Company. Formerly director of Alabama National Bancorporation, John H. Harland Company, and National Bank of Commerce of Birmingham.	1997

Name	Age	Principal Occupation and Certain Directorships	Protective Director Since
Vanessa Leonard	49	Vanessa Leonard, Attorney at Law (legal services). Trustee of The University of Alabama System.	2004
Charles D. McCrary	58	President and Chief Executive Officer of Alabama Power Company (public utility); Executive Vice President of The Southern Company (public utility); President and Director of Southern Electric Generation Company (affiliate of public utility); and President of Alabama Property Company. Director of Alabama Power Company and Regions Financial Corporation. Formerly director of AmSouth Bancorporation.	2005
John J. McMahon, Jr.	67	Chairman of Ligon Industries, LLC (manufacturer of wastewater treatment equipment, aluminum castings and hydraulic cylinders); formerly Chairman of the Executive Committee of McWane, Inc. (pipe and valve manufacturing). Director of ProAssurance Corporation. Formerly director of Alabama National BanCorporation, John H. Harland Company, and National Bank of Commerce of Birmingham.	1987
Hans H. Miller	57	Advisor to financial and non-financial companies in strategy and investment, mergers and acquisitions; Member and Manager of Bleu Ciel LLC (holds fractional interest in aircraft); formerly Managing Director-Senior Advisor of Banc of America Securities (U.S. and foreign life, multi-line and property and casualty coverage; mergers and acquisitions; capital markets; new products; and international focus). Director of Hwa Hong Corporation, Ltd.	2009
Malcolm Portera	64	Chancellor of The University of Alabama System (higher education). Director of Alabama Power Company. Formerly director of Regions Financial Corporation.	2003
C. Dowd Ritter	62	Chairman and Chief Executive Officer of Regions Financial Corporation (bank holding company) and formerly its President; Chairman and Chief Executive Officer of Regions Bank (banking and financial services) and formerly its President; formerly Chairman of the Board, President and Chief Executive Officer of AmSouth Bancorporation and of AmSouth Bank (acquired by Regions Financial Corporation in November 2006). Director of Alabama Power Company and Regions Financial Corporation. Formerly director of AmSouth Bancorporation and AmSouth Bank.	2005
William A. Terry	52	Principal, Chief Compliance Officer and Corporate Secretary of Highland Associates, Inc. (SEC registered investment advisor); Chairman of the Board, President and Chief Compliance Officer of Highland Information Services, Inc. (registered broker-dealer); Member of Highland Strategies, LLC (developer and distributor of alternative investment funds).	2004

Name	Age	Principal Occupation and Certain Directorships	Protective Director Since
W. Michael Warren, Jr.	62	President and Chief Executive Officer, Children's Health System (health services); formerly Chairman of the Board, President and Chief Executive Officer of Energen Corporation (diversified energy holding company). Director of Energen Corporation.	2001
Vanessa Wilson	51	Formerly Managing Director and an equity research analyst with Deutsche Bank Securities, Inc. (broker-dealer).	2006

Please see page 11 for more information about our directors.

Board Recommendation

The Board of Directors unanimously recommends that you vote FOR the election of all 12 director nominees.

Proposal 2: Ratification of Appointment of Independent Accountants

Appointment of PricewaterhouseCoopers LLP

The Audit Committee, which is composed of independent, non-employee directors, has appointed PricewaterhouseCoopers LLP, a firm of independent public accountants, as independent accountants for Protective and its subsidiaries for 2010. This firm or its predecessor has served as our independent accountants since 1974. Representatives of PricewaterhouseCoopers LLP are expected to be present at the annual meeting, will have an opportunity to make a statement if they so desire, and are expected to be available to respond to appropriate questions by share owners.

Board Recommendation

The Board of Directors unanimously recommends that you vote FOR the ratification of the appointment of PricewaterhouseCoopers LLP as our independent accountants.

BOARD STRUCTURE AND CORPORATE GOVERNANCE

Board of Directors and Its Committees

Board of Directors

Our Board oversees our business affairs and monitors the performance of our management. In accordance with corporate governance principles, the Board does not involve itself in day-to-day operations. The Board has regular meetings, and has four standing committees to help it carry out its duties.

Board Leadership Structure

Our Board exercises its responsibilities under the leadership of:

- the Chairman of the Board; and
- the Lead Director.

Chairman of the Board. Mr. Johns currently serves as the Chairman of the Board and as our President and Chief Executive Officer. Our Board does not have a fixed policy regarding combining the roles of the Chairman and the Chief Executive Officer, because it wants the flexibility to determine whether the positions should be held by the same person or by separate persons based on the leadership needs of the Board and the Company at any particular time. The Board believes that at this time, having Mr. Johns serve in both roles is the most effective leadership structure for the Board and in the best interests of our share owners and the Company. In making this determination, the Board considered (among other things):

- Mr. Johns' proven leadership ability and knowledge of our business;
- that combining these roles provides clear leadership for the Board and management, which facilitates development and execution of our strategic initiatives and business plans;
- that combining these roles demonstrates to our employees, customers, distributors and other stakeholders the Board's confidence in Mr. Johns' leadership;
- the fact that our other 11 directors are all independent under the standards established by the New York Stock Exchange and the Board and are diligent and active in their service as directors; and
- the effectiveness of our governance structure and processes.

Lead Director. The Board has a Lead Director, who is an independent director and who serves as the Chair of the Corporate Governance and Nominating Committee. Mr. McMahon is currently the Lead Director. The Lead Director:

- chairs any Board meeting at which the Chairman of the Board is not present;
- chairs meetings of the non-management directors; and
- acts as a liaison between the non-management directors and our management.

Board and Committee Meetings; Access to Management and Independent Advisors

Our corporate governance guidelines are designed to provide our directors with the information and opportunity that they need to perform their duties:

- Agendas for our Board and Committee meetings are set by senior management, based on input received from the directors.
- We provide the directors with information about matters on the agenda before the Board and Committee meetings, and the directors are expected to review these materials in advance.
- Each director is free to raise subjects that are not on the meeting agenda.
- Senior management attends the first part of each meeting, provides reports and additional information about the matters before the Board or Committee, and is available to answer questions.
- The second part of each meeting is attended only by directors (including Mr. Johns),

although selected management members may attend a portion of this part of the meeting to discuss a specific matter; these management members are excused from the meeting after that matter has been covered.

- Our non-management directors are scheduled to meet in executive session without any management directors in attendance at the end of each regularly scheduled Board meeting. (The non-management directors may also decide to meet in executive session after any special meeting of the Board.) The Lead Director presides at each of these executive sessions.
- Our directors have open access to members of management (including in-house counsel and internal audit and accounting personnel) and to our independent auditors. A director may arrange for meetings or other contacts with these individuals directly or through our Chief Executive Officer.
- The Board and each Committee has the authority to hire such independent outside financial, legal or other advisors, at the Company's expense, as they deem appropriate.

Risk Oversight

As a part of its general oversight responsibilities, our Board assesses the major risks that we face and reviews the options for mitigating these risks and the processes that we use to monitor and mitigate risks. The Board has delegated to the Finance and Investments Committee (which historically and currently consists of all of our directors) the primary responsibility for reviewing the risks that are inherent in our business and our strategy for understanding and minimizing the consequences of those risks.

The Board and the Finance and Investments Committee receive regular reports regarding our business, the risks that we face, and our strategies to address these risks from our senior management, including our President and Chief Executive Officer, our Chief Risk Officer, our Chief Accounting, Financial, Investments and Operating Officers, and our General Counsel. The Board also reviews and approves guidelines for our investments. In addition, the other Board committees consider the risks within their areas of responsibility. For example, the Audit Committee considers the effectiveness of our internal controls over our financial reporting, and the Compensation and Management Succession Committee focuses on risks that may be implicated by our executive compensation programs.

While the Board oversees our risk management, our management is responsible for the day-to-day risk management process. We believe that this division of responsibilities is consistent with good corporate governance principals and is the most effective approach for addressing the risks that we face, and that the leadership structure of our Board effectively guides and supports this approach.

Committees of the Board of Directors

The four standing committees of the Board are:

- the Audit Committee,
- the Compensation and Management Succession Committee,
- the Corporate Governance and Nominating Committee, and
- the Finance and Investments Committee.

Each committee has a formal written charter, a current copy of which is available on our website (www.protective.com), and reports its actions and recommendations to the Board. Only independent directors serve on the Audit Committee, the Compensation and Management Succession Committee, and the Corporate Governance and Nominating Committee. All of our directors (including Mr. Johns, who is our only management director) serve on the Finance and Investments Committee.

Audit Committee. The Audit Committee:

- oversees our financial reporting and control processes on the Board's behalf, including assistance in oversight of the integrity of our financial statements; our compliance with legal requirements; the independence, qualifications and performance of the independent accountants; and the performance of our internal audit function;

- reviews internal controls, systems and procedures, accounting policies, and other matters affecting our financial condition;
- reviews our annual and quarterly financial statements and financial footnotes with management and the independent accountants;
- discusses the types of information to be disclosed and the types of presentations to be made in the Company's earnings press releases, earnings guidance and other financial information provided to analysts and rating agencies;
- appoints, evaluates and (if appropriate) terminates the independent accountants, approves all audit engagement fees and terms, and pre-approves all non-audit services; and
- reviews with the independent accountants their audit procedures, management letters, and other significant aspects of their audit.

The Audit Committee concluded that, during 2009, it satisfied its responsibilities under its charter. The Audit Committee Report is on page 55.

Compensation and Management Succession Committee. The Compensation and Management Succession Committee:

- reviews and approves our base salary, annual incentive, and long-term incentive compensation practices for our officers and key employees;
- administers annual cash incentive and long-term stock-based incentive programs under our Annual Incentive Plan and Long-Term Incentive Plan; and
- reviews management succession planning with the Chief Executive Officer, and recommends to the Board a successor to the Chief Executive Officer whenever the need to name a successor arises.

The Compensation and Management Succession Committee concluded that, during 2009, it satisfied its responsibilities under its charter. See pages 20-28 for more information about this Committee.

Corporate Governance and Nominating Committee. The Corporate Governance and Nominating Committee:

- reviews and makes recommendations to the Board regarding the Board's composition, including the size of the Board, the mix of inside and outside (independent) directors, and the Board's criteria for selecting new directors;
- reviews the qualifications of candidates for election to the Board and recommends to the Board both new directors and a slate of nominees for election by the share owners at our annual meeting; and
- makes recommendations to the Board regarding the compensation of the directors for service on the Board and its committees.

The Corporate Governance and Nominating Committee concluded that, during 2009, it satisfied its responsibilities under its charter. Also, as provided in its charter, the Corporate Governance and Nominating Committee concluded that, during 2009, the Finance and Investments Committee had satisfied its responsibilities under its charter.

Finance and Investments Committee. The Finance and Investments Committee:

- reviews and acts upon financial and investment matters, including borrowing and lending transactions entered into by Protective and its subsidiaries;
- establishes policies and guidelines for investment of our assets;
- reviews the investment and disposition of our funds; and
- reviews the risks inherent in our business and our strategy for understanding and minimizing the consequences of those risks.

Committee Memberships. The following table shows the current membership of each standing committee.

Director	Audit	Comp	Corp Gov	Fin & Inv
French	X			X
Hamby		X		X
Johns				Chair
Leonard	Chair			X
McCrary			X	X
McMahon		X	Chair	X
Miller	X			X
Portera			X	X
Ritter		Chair		X
Terry			X	X
Warren	X			X
Wilson	X			X

Other Committees. From time to time, the Board appoints other committees to assist it in its responsibilities (such as committees to determine the price and terms of securities offerings or significant transactions).

Meetings and Meeting Attendance

The Board and its standing committees held the following number of regular and special meetings during 2009:

	# Meetings
Board of Directors	7
Audit Committee	9
Compensation and Management Succession Committee	3
Corporate Governance and Nominating Committee	3
Finance and Investments Committee	4

Each director attended at least 75% of the combined Board and committee meetings held during the period served by that director in 2009.

Share Owner Annual Meeting. Our directors are expected to attend annual meetings of share owners. All directors then serving on our Board attended the 2009 annual meeting.

Board Composition, Qualifications and Nominations

Board Composition and Director Qualifications

Our Board has adopted policies regarding our directors and the composition of the Board. These policies state that our directors should:

- be non-employees (except for our President and Chief Executive Officer);
- have a background evidencing a high level of knowledge, experience, judgment, education, character, dedication and achievement;
- possess high personal and professional ethics, integrity and values;
- have an inquisitive and objective perspective, practical wisdom and mature judgment;
- be willing to devote sufficient time and energy to Protective's business;
- be share owners as provided in our Bylaws and our Corporate Governance Guidelines;
- collectively bring a diversity of backgrounds and experiences to the Board; and
- be committed to representing the long-term interests of our share owners.

Our Corporate Governance and Nominating Committee and the Board consider these factors (as well as other pertinent information, such as the experience and tenure of each director, the size of the Board and the Board's retirement policy) in evaluating the Board and nominees for the Board. The Corporate Governance and Nominating Committee evaluates the effectiveness of this policy by monitoring the effectiveness of our Board and committee meetings (including the effectiveness of reports made by management, the preparation and participation of the directors in the meetings, and the interaction and communication between the directors and management).

Director Nominations

The Corporate Governance and Nominating Committee considers recommendations for director nominees from directors and share owners. Share owners should submit recommendations in writing to the Corporate Governance and Nominating Committee, c/o Secretary, Protective Life Corporation, P.O. Box 2606, Birmingham, Alabama 35202. Please include relevant information about the potential nominee (including name, address, telephone numbers, and a brief description of the individual's background and experience). Each individual recommended will be evaluated in light of the criteria described above.

Qualification of Directors

The following summarizes some of the key experiences, qualifications, education and other attributes of our directors:

James S. M. French. Mr. French is Vice Chairman, Investments, of the Board of Directors of Dunn Investment Company and was formerly its Chairman, President and Chief Executive Officer. Dunn Investment, a privately held company headquartered in Birmingham, Alabama, is the parent of a group of companies in the construction industry and also invests in real estate and in equity securities in selected industries. Mr. French joined the firm in 1968 and became its President in 1974 and Chairman and Chief Executive Officer in 1977. Mr. French is currently on the Board of Directors of Energen Corporation, a publicly held company, and has previously served as a director of other publicly held companies. In these capacities, he has served as a member of audit and compensation committees. Mr. French also serves in leadership roles with University of Alabama at Birmingham President's Advisory Council and St. Martins-in-the-Pines, a faith-based provider of comprehensive retirement living facilities. Mr. French received his undergraduate degree in Geological Engineering from Princeton University and his Master of Business Administration from Harvard University. We believe that Mr. French's skills and long experience as a senior executive of Dunn Investment and as a leader in other business, educational and not-for-profit organizations, along with his long-standing knowledge of the Company and his seasoned business judgment, are valuable to our Board of Directors.

Thomas L. Hamby. Mr. Hamby is retired from AT&T, Inc. (formerly BellSouth Corporation) where he held the office of President-Alabama. Mr. Hamby joined BellSouth in 1971 and held various positions of increasing responsibility within the company, including Director of Federal Regulatory Matters in Washington, DC, Vice President of Product Management for the Company and Vice President/Regulatory-Georgia. He was appointed President-Alabama in December 1999, and President-Alabama, AT&T in January 2007. As President-Alabama, Mr. Hamby led a successful effort to introduce and pass legislation to deregulate the company's operations and allow a more competitive marketplace to develop. Mr. Hamby is a member of Region Bank's Birmingham Advisory Board. He is currently in his fifth year as Chairman of the Board of Trustees of the Birmingham Museum of Art. Mr. Hamby has served as Chairman of the Business Council of Alabama, Chairman of the Board of the Metropolitan Development Board, Chairman of the Birmingham Area Chamber of Commerce, Chairman of the Board of the Greater Alabama Council Boy Scouts of America, Treasurer of the Birmingham Civil Rights Institute, Chairman of the Governor's Task Force on Education, and he currently serves on the Board of the Alabama Georgia Land Trust. Mr. Hamby holds an undergraduate degree in agricultural engineering from the University of Georgia and is actively involved in beef production on the Hamby Farm in Georgia. We believe that Mr. Hamby's skills and experience as a senior executive of AT&T in the telecommunications industry, which during his tenure transitioned from being heavily regulated to becoming highly competitive, and as a leader in other business and civic organizations, along with his seasoned business judgment, are valuable to our Board of Directors.

John D. Johns. Mr. Johns joined Protective in October 1993 as Executive Vice President and Chief Financial Officer. In August 1996, Mr. Johns became President and Chief Operating Officer; in January 2002, he became President and Chief Executive Officer; and in January 2003, he became Chairman, President and Chief Executive Officer. Before joining Protective, Mr. Johns was Executive Vice President and General Counsel of Sonat, Inc. Prior to joining Sonat, Mr. Johns was a lawyer in private practice; his practice focused on commercial and financing transactions and the financial services industry. Mr. Johns is on the Board of Directors of Alabama Power Company and Genuine Parts Company; he is a trustee of Birmingham-Southern

College and the Altamont School; he is on the Board of Directors of the American Council of Life Insurers, the Birmingham Civil Rights Institute, and the Economic Development Partnership of Alabama; and he has previously served in a leadership role in the Business Council of Alabama, other financial services industry associations and civic and educational organizations. Mr. Johns received his undergraduate degree from the University of Alabama and his Master of Business Administration and Juris Doctorate from Harvard University. We believe that Mr. Johns' background in the practice of law, his skills and experience as a senior executive of the Company and Sonat and as a leader in other business, civic, educational and charitable organizations, his knowledge and experience as a leader in the life insurance industry, along with his long-standing knowledge of the Company and his seasoned business judgment, are valuable to us and our Board of Directors.

Vanessa Leonard. Ms. Leonard is a practicing attorney and provides consulting services for not-for-profit organizations primarily in the areas of management, legal and organizational behavior. She was previously a senior consultant and manager with KPMG, Higher Education Consulting, Southeast Market in Washington, D.C. and Atlanta, Georgia, and a financial analyst for Emory University in Atlanta, Georgia. In her consulting and analyst roles, Ms. Leonard focused on management accounting matters, primarily governmental compliance and indirect cost accounting, for higher education institutions. Ms. Leonard is a member of the Board of Trustees of the University of Alabama, where she chairs its Audit Committee and serves on its Physical Properties and Investment Committees. Ms. Leonard serves on the Governor's Task Force to Strengthen Alabama's Families and previously served on the Board of the United Way for the Lake Martin area in Alabama. Ms. Leonard received an undergraduate degree in Health Care Management from the University of Alabama, a Master of Business Administration from the University of Mississippi and a Juris Doctorate degree from the University of Alabama School of Law. The Company believes that Ms. Leonard's experience as an attorney and her management accounting experience and skills in the field of accounting and compliance with complicated regulations for large, complex organizations, as well as her leadership roles in civic and not-for-profit organizations, are valuable to the Company's Board of Directors.

Charles D. McCrary. Mr. McCrary is President and Chief Executive Officer of Alabama Power Company, one of the electric utility companies owned by Southern Company. Mr. McCrary joined Alabama Power while in college and has held various positions of increasing responsibility within Southern Company. He served as Vice President for Southern Nuclear Operating Company and later held the positions of President of Southern Company Generation, Chief Production Officer of Southern Company and President of Southern Power Company. Mr. McCrary serves as Chairman of the Economic Development Partnership of Alabama. He serves on the boards of Regions Financial Corporation, Mercedes-Benz U.S. International, Inc., Children's Hospital and Auburn University as well as various civic organizations, including the Birmingham Museum of Art and the State of Alabama Archives and History Foundation. He is also a member of the State of Alabama Engineering Hall of Fame. Mr. McCrary received an undergraduate degree in mechanical engineering from Auburn University and a Juris Doctorate from Birmingham School of Law. We believe that Mr. McCrary's skills and experience as a senior executive of Alabama Power Company, a large and highly regulated electric utility company, and as a leader in other business, civic, not-for-profit and educational organizations, along with his seasoned business judgment, are valuable to our Board of Directors.

John J. McMahon, Jr. Mr. McMahon is Chairman of Ligon Industries, LLC. Previously, Mr. McMahon spent 25 years with McWane, Inc., a privately held manufacturing company with international operations having over 20 plants and over one billion dollars in sales. During his career at McWane, Inc., Mr. McMahon held numerous management positions, including President and Chairman of the Board, and negotiated over 25 acquisitions ranging from publicly held companies to small privately held companies. Mr. McMahon serves or has served as a director of publicly held companies as well as other public and private companies, including ProAssurance Corporation, Alabama National Bancorporation, John H. Harland Company, and Cooper/T. Smith Company. He has also been a director or trustee of the Birmingham Airport Authority, the University of Alabama at Birmingham Health System, the University of Alabama Board of Trustees and Birmingham-Southern College. Mr. McMahon received his undergraduate degree from Birmingham-Southern College and a Juris Doctorate from the University of

Alabama School of Law. We believe that Mr. McMahon's background as an attorney and businessman, his skills and long experience as a senior executive of McWane and Ligon Industries and as a leader in other business, civic, educational, and not-for-profit organizations, his long-standing knowledge of the Company and the financial services industry and his seasoned business judgment, are valuable to our Board of Directors.

Hans Miller. Mr. Miller is an advisor to financial and non-financial institutions globally, particularly in the areas of acquisitions and strategy. Mr. Miller's career has included extensive multi-national business experience both in operations and corporate finance. Mr. Miller is the Non-Executive Chairman of Hwa Hong Corporation Ltd., Singapore. Previously, he was Managing Director and Senior Advisor with Banc of America Securities LLC, Senior Vice President of The Hartford Financial Services Group, Inc., President and CEO of The Harford International Financial Services Group, Inc. and Chief Operating Officer of Hartford companies in Brussels, Belgium. He is a past chairman of the Committee of American Insurers in Europe and of the International Committee of the American Insurance Association. He was an industry expert to the OECD Insurance Committee in Paris, a member of the US Commerce department's advisory committee ISAC 13, and a past board member of ITT Europe. Mr. Miller has also held leadership roles on the boards of directors of non-profit organizations. Mr. Miller received an undergraduate degree in Economics from Carlton College in Northfield, Minnesota, and studied at the Universite de Besancon, Besancon, France and the College of Insurance in New York. We believe that Mr. Miller's extensive background in the insurance industry, both in the U.S. and internationally, as well as his experience as an executive in investment banking and insurance and as a leader in international insurance industry organizations, are valuable to our Board of Directors.

Malcolm Portera. Dr. Portera is chief executive officer of The University of Alabama System, which is Alabama's largest higher education enterprise. Comprised of doctoral research universities in Tuscaloosa, Birmingham and Huntsville as well as the acclaimed UAB Health System, the UA System budget (including affiliates) exceeds $4.3 billion, with more than 50,000 students, 25,000 employees, and an economic impact surpassing $5.8 billion. Prior to his current position at the University of Alabama System, Dr. Portera was the 16th president of Mississippi State University. Prior to that, Dr. Portera held a number of increasingly important positions with the University of Alabama System before leaving in 1996 to launch a successful business development and strategic planning company. Dr. Portera serves on the Board of Directors of Alabama Power Company, where he is a member of its Compensation Committee, and he previously served on the Board of Regions Financial Corporation. He also serves in leadership roles for the Birmingham Business Alliance, the Riley Foundation, Southern Research Institute, the University of Alabama at Birmingham Health System, the West Alabama Chamber of Commerce, the Bryant-Jordan Scholarship Foundation, Operation New Birmingham, the University of Alabama at Birmingham Research Foundation, and the University of Alabama at Huntsville Foundation. He is the former chair of the Council of Presidents of the Southeastern Universities Research Association and Vice Chair of the Alabama Research Alliance. Dr. Portera received an undergraduate and master's degree from Mississippi State University, and a Ph.D. from The University of Alabama. We believe that Dr. Portera's background and long experience as a senior executive of The University of Alabama System and Mississippi State University and as a leader in other business, civic, educational and not-for-profit organizations, along with his long-standing knowledge of the Company and his seasoned business judgment, are valuable to our Board of Directors.

C. Dowd Ritter. Mr. Ritter is currently Chairman and Chief Executive Officer of Regions Financial Corporation and Regions Bank. He will retire as Chief Executive Officer and as a member of Regions' Board of Directors on March 31, 2010. He has been Chief Executive Officer of Regions since its merger with AmSouth Bancorporation in 2006 and Chairman of the Board since 2008. He served as President and Chief Executive Officer of AmSouth from 1996 until it merged with Regions. He became a member of the AmSouth Board of Directors in 1993 and later served as the Chairman of the Board. Mr. Ritter began his career at AmSouth in 1969 and served in positions of increasing responsibility until becoming Chief Executive Officer. Mr. Ritter also serves on the Board of Directors of Alabama Power Company, McWane, Inc., the Economic Development Partnership of Alabama, and he is chairman of the Board of Trustees of Birmingham-Southern College. He also serves on the University of Alabama at Birmingham President's Advisory

Council, the boards of trustees of the Birmingham Museum of Art, Leadership Birmingham, the Board of Visitors for the University of Alabama's College of Commerce and Business Administration, and he is chairman of the Birmingham Business Alliance. Mr. Ritter's additional past service to the community includes serving as co-chair of the 50th Anniversary Campaign for The Community Foundation of Greater Birmingham, honorary co-chair of The New Ronald McDonald House Capital Campaign in 2006, 2007 Honorary Chairman of the Multiple Sclerosis Society's Legacy of Leadership Campaign, Birmingham Civil Rights Institute Campaign Steering Committee, the Sixteenth Street Baptist Church Stabilization Steering Committee, campaign co-chairman for the American Cancer Society's Five Points South Center and Hope Lodge and campaign chairman of the United Way of Central Alabama. Mr. Ritter earned an undergraduate degree in Economics from Birmingham-Southern College in Birmingham, Alabama. He is a graduate of the School of Banking of the South at Louisiana State University, where he has been a past instructor. We believe that Mr. Ritter's experience as a senior executive of large financial institutions, the depth of his exposure to complex financial issues at such large public companies, and his experience as a leader in other business, civic, not-for-profit and educational organizations, along with his seasoned business judgment, are valuable to our Board of Directors.

William A. Terry. Mr. Terry is one of the founders of Highland Associates, Inc., an investment advisory firm that advises on approximately $15 billion of assets (as of December 31, 2009) for not-for-profit health care organizations, foundations, endowments and select individuals. Before starting Highland Associates in 1987, Mr. Terry worked in the Investment Management Consulting Group of Interstate/Johnson Lane Corporation. In addition to Highland Associates, Mr. Terry serves as Vice Chairman of the Executive Board of the Greater Alabama Council of Boy Scouts of America and as a trustee for the Birmingham Museum of Art and Birmingham Southern College. Mr. Terry also serves as a member of the Executive Committee for the Mountain Brook City Schools Foundation and previously served as the Foundation's president. Mr. Terry serves as a Trustee of the Nature Conservancy of Alabama. Mr. Terry received an undergraduate degree from Davidson College and is a CFA charter holder. The Company believes that Mr. Terry's skills and experience at Highland Associates in the field of investments and as a leader of the firm, and his experience as a leader in civic, educational and not-for-profit organizations, along with his seasoned business judgment, are valuable to the Company's Board of Directors.

W. Michael Warren, Jr. Mr. Warren is President and Chief Executive Officer of Children's Health System of Alabama and Children's Hospital, an independent, not-for-profit, free-standing pediatric healthcare center. Prior to joining Children's in January 2008, Mr. Warren was Chairman and CEO of Energen Corporation and its two primary subsidiaries, Alagasco and Energen Resources. Mr. Warren became President of Alagasco in 1984 and held a number of increasingly important positions with Energen before being named President and CEO in February, 1997, and Chairman in January, 1998. Mr. Warren was a lawyer in private practice in Birmingham, Alabama, before joining Alabama Gas in 1983. Mr. Warren currently continues to be on the Board of Directors of Energen Corporation, until his term expires at the end of April 2010. Mr. Warren has served as chairman of the Business Council of Alabama, the United Way, and Children's Hospital. He also has been Chairman of the Board of the Metropolitan Development Board, the Alabama Symphony and the American Heart Association. He has chaired the general campaign of the United Way for Central Alabama and the United Negro College Fund, and he is a member of the Board of Advisors of the National Conference for Community and Justice. Mr. Warren received an undergraduate degree from Auburn University and a Juris Doctorate from Duke University. We believe that Mr. Warren's background as an attorney, his skills and long experience as Chairman and CEO of a highly regulated publicly held utility, his continuing experience as President and CEO of Children's Health System, and his experience as a leader in other business, civic, and not-for-profit organizations, along with his long-standing knowledge of the Company and his seasoned business judgment, are valuable to our Board of Directors.

Vanessa Wilson. Ms. Wilson is a finance professional with 25 years of experience on Wall Street and in the insurance industry, with particular expertise in investments, the public markets, and corporate finance. Ms. Wilson retired in 2007 from Deutsche Bank Securities, Inc., where she had been a Managing Director and equity research analyst with primary responsibility for the U.S. life insurance industry. She had previously held senior positions in equity research at Credit Suisse First Boston and Donaldson, Lufkin & Jenrette and she is past-president of the Association of Insurance and Financial Analysts. Ms. Wilson is currently a managing director of Golden Seeds, LLC, an angel investor group that provides private equity capital across all sectors to women entrepreneurs. Ms. Wilson serves in leadership roles for numerous non-profit and educational organizations. She is a board member of Futures and Options, which connects underserved youth with paid internships and mentoring. She also sits on the advisory board and created an after-school program for St. James School, an inner city parochial school located on Manhattan's lower eastside. As a former trustee of The Ethel Walker School, an all girls' secondary school in Connecticut, Ms. Wilson served on the Finance and Audit Committees and was the Chair of the Investment Committee for the endowment. Ms. Wilson is also actively engaged in a variety of financial education initiatives in the New York metro area. As a volunteer with The Coalition for Debtor Education, Ms. Wilson teachers financial literacy at several non-profits, and separately she is an instructor in Barnard College's Financial Fluency initiative. Ms. Wilson received an undergraduate degree from Amherst College, and a Master of Business Administration from New York University's Stern School of Business. We believe that Ms. Wilson's background, skills and experience as a senior financial analyst in the life insurance industry and her extensive knowledge of the industry, along with her experience in leadership roles in civic, not-for-profit and educational organizations, are valuable to our Board of Directors.

Corporate Governance

Corporate Governance Guidelines

The Board has adopted Corporate Governance Guidelines. These Guidelines and our Board committee charters provide the framework for our governance. Our Corporate Governance and Nominating Committee oversees and reviews the Guidelines at least annually, and recommends any proposed changes to the Board for approval.

Code of Business Conduct

Our Code of Business Conduct applies to all directors, officers and employees. The Code incorporates a code of ethics that applies to our Chief Executive Officer and to all of our financial officers, including our Chief Financial Officer and our Chief Accounting Officer.

Corporate Website

Our website has a corporate governance section that contains copies of our principal governance documents. The corporate governance section may be found at www.protective.com under "Analyst/ Investor – Corporate Governance." This section contains the following documents, which are available in print to any share owner who requests a copy in writing to Protective Life Corporation, c/o Corporate Secretary's Office, Box 2606, Birmingham, Alabama 35202:

- Corporate Governance Guidelines;
- Code of Business Conduct;
- Audit Committee Charter;
- Compensation and Management Succession Committee Charter;
- Corporate Governance and Nominating Committee Charter; and
- Finance and Investments Committee Charter.

Communications with Directors

Share owners and other interested parties may send communications to the Board, the Lead Director, the non-management directors as a group, or any specific director by mailing the communication to the Board of Directors, c/o Secretary, Protective Life Corporation, P.O. Box 2606, Birmingham, Alabama 35202. Protective's Secretary will forward the correspondence to the Chairman of the Corporate Governance and Nominating Committee unless it is addressed to an individual director or a specific group of directors, in which case the correspondence will be forwarded accordingly. The Board has requested that certain items unrelated to its duties be excluded, such as solicitations and advertisements, junk mail, product-related communications, job referral materials such as resumes, and surveys.

Compensation Committee Interlocks and Insider Participation

During 2009, the members of our Compensation and Management Succession Committee were Mr. Ritter (Chairman), Mr. Hamby and Mr. McMahon. No interlocking relationship existed during 2009 between any of these individuals and any of our executive officers. In addition, none of these individuals has ever been an officer or employee of ours, or had any relationship for which the SEC requires disclosure.

Director Independence

Independence Standards

Our Corporate Governance Guidelines provide that a majority of our directors must meet the criteria for independence required by the NYSE. The Board has adopted categorical independence standards consistent with the NYSE listing guidelines. These standards are contained in Exhibit A to our Corporate Governance Guidelines, found on our website at www.protective.com under "Analyst/Investor – Corporate Governance." A director is not considered independent unless the Board has determined that the director has no direct or indirect material relationship with us. Material relationships can include commercial, industrial, banking, consulting, legal, accounting, charitable and familial relationships, among others. In determining a director's independence, the Board also observes any other laws and regulations governing us and evaluates any information it has that may impact independence.

The Board has established certain categories of transactions that do not, in the Board's opinion and absent other circumstances, cause a director to be less than independent. As a result, the Board did not consider the following relationships when evaluating the independence of our directors:

- if a family member of the director (other than a spouse, child or child-in-law) is, or has been within the last 3 years, a Protective employee, if the employee is not an executive officer of Protective or an officer with a policy-making role;
- if an immediate family member of the director (a) is a current employee of our internal or external auditor, if the immediate family member does not participate in the firm's audit, assurance or tax compliance practice; or (b) is a partner, member or principal of a law firm or other firm that provides non-accounting professional services, if the immediate family member does not derive income directly dependent on the revenues received from us or perform significant work for us;
- if the director or an immediate family member is an officer or director of another company or an organization on whose board any of our present executive officers or other directors sit;
- if the director or an immediate family member is a current executive officer or other employee of another company that: (a) does business with us and the annual sales to, or purchases from, us in any of the last 3 fiscal years were less than 2% of the other company's consolidated gross revenues; or (b) is indebted to us, or to which we are indebted, and the total amount of either company's indebtedness to the other is less than 1% of the other company's total consolidated assets; or
- if the director or an immediate family member is an executive officer, director or trustee of a foundation, university or other nonprofit organization that has received from us (including our foundation), during any of the last 3 fiscal years, contributions which did not exceed the greater of $1 million or 25% of that organization's annual consolidated gross revenue during that organization's fiscal year.

Review of Director Independence

The Board conducts an annual review of the independence of all directors. Before the meeting at which this review occurs, each director is asked to supply the Corporate Governance and Nominating Committee and the Board with complete information about the director's relationship with us and with our senior management and their affiliates. Our management provides additional information about transactions, relationships or arrangements between us and the directors or parties related to the directors.

The Corporate Governance and Nominating Committee reviews this information and makes its own determinations of each director's independence. It reports its findings and the reasons for those findings to the Board, which then makes the final determinations of director independence.

Independence Determinations

The Corporate Governance and Nominating Committee and the Board have reviewed the independence of our directors, following the procedures outlined above. As part of this review, the Corporate Governance and Nominating Committee and the Board considered that a limited liability company, established by limited liability companies maintained for the benefit of the families of Mr. Johns and Mr. Terry, owns certain recreational property (a small portion of which is also owned by each of Mr. Johns and Mr. Terry).

After review and discussion of the information provided to it and the report of the Corporate Governance and Nominating Committee, the Board affirmatively determined that, under the NYSE independence standards, all of our current non-employee directors (French, Hamby, Leonard, McCrary, McMahon, Miller, Portera, Ritter, Terry, Warren and Wilson) are independent. Mr. Johns, our Chairman, President and Chief Executive Officer, is our only non-independent director. The Board also determined that all members of the Audit Committee, the Compensation and Management Succession Committee, and the Corporate Governance and Nominating Committee meet the applicable independence requirements.

Related Party Transactions

Related Party Transaction Policy and Procedures

We review all relationships and transactions in which we and "related parties" (our directors, director nominees, executive officers, and their immediate family members) participate to determine if any related party has a direct or indirect material interest. Our General Counsel's Office is primarily responsible for developing and implementing processes to obtain the necessary information and for determining, based on the facts and circumstances, whether a direct or indirect material interest exists. We disclose any such transactions in our proxy statement, as required by SEC rules.

If the General Counsel's Office determines that a transaction may require disclosure under SEC rules, the General Counsel's Office will notify:

- the Corporate Governance and Nominating Committee, if the transaction involves one of our directors or director nominees; otherwise,
- the Audit Committee.

The relevant Board committee will approve or ratify the transaction only if it determines that the transaction is in our best interests. In considering the transaction, the committee will consider all relevant factors, including (as applicable):

- our business rationale for entering into the transaction;
- the alternatives to entering into the transaction;
- whether the transaction is on terms comparable to those that could be obtained in arms-length dealings with an unrelated third party;
- the potential for the transaction to lead to an actual or apparent conflict of interest, and any safeguards imposed to prevent actual or apparent conflicts; and
- the overall fairness of the transaction to us.

Related Party Transactions

Based on the information available to the General Counsel's Office and to the Board, there have been no transactions between us and any related party since January 1, 2009, nor are any currently proposed, for which disclosure is required under SEC rules.

SECURITY OWNERSHIP

Beneficial Ownership

The following table shows the number of shares of common stock and common stock equivalents beneficially owned as of March 12, 2010 (unless otherwise noted) by each current director, each of the executive officers named in the Summary Compensation Table, all current directors and executive officers of Protective as a group, and persons we believe to beneficially own 5% or more of our common stock.

Security Ownership of Certain Beneficial Owners and Management

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership [1]		Percent of Class [1]
	Sole Power [2]	Shared Power [2]	
Management:			
Richard J. Bielen	86,985 [3]	0	*
James S. M. French	35,353 [4]	41,800 [5]	*
Thomas L. Hamby	12,807 [4]	0	*
John D. Johns	370,076 [3]	4,210	*
Carolyn M. Johnson	7,518 [3]	0	*
Vanessa Leonard	6,684 [4]	0	*
Deborah J. Long	57,858 [3]	0	*
Charles D. McCrary	16,895 [4]	0	*
John J. McMahon, Jr.	44,200 [4]	77,938	*
Hans H. Miller	1,500		*
Malcolm Portera	23,657 [4]	0	*
C. Dowd Ritter	3,225	0	*
William A. Terry	20,846 [4]	0	*
Carl S. Thigpen	23,586 [3]	0	*
W. Michael Warren, Jr.	26,214 [4]	3,357	*
Vanessa Wilson	12,267	0	*
All current directors and executive officers as a group (22 persons)	823,046 [3][4]	127,305	1.07%
5% or More Beneficial Owners:			
BlackRock, Inc.	4,658,238 [6]	0	5.25%
FRM LLC	10,123,268 [7]	0	11.40%

* less than 1%

(1) The number of shares reported includes shares that are deemed to be beneficially owned under SEC regulations. Under these regulations, a person is generally deemed to beneficially own shares as to which such person holds or shares, directly or indirectly, through any contract, relationship, arrangement, understanding or otherwise, either voting power or investment power. The total number of shares beneficially owned is subdivided, where applicable, into two categories: shares as to which voting/investment power is held solely and shares as to which voting/investment power is shared. The percentage calculation is based on the aggregate number of shares beneficially owned and on 88,776,960 shares of common stock outstanding on March 12, 2010.

(2) This column may include shares held in the name of a spouse, minor children, or certain other relatives sharing the same home as the director or officer, or held by the director or officer (or the spouse of the director or officer) as a trustee or as a custodian for children. Unless otherwise noted below, the directors and officers disclaim beneficial ownership of these shares.

(3) Includes the following number of shares allocated to accounts under our 401(k) and Stock Ownership Plan: Mr. Bielen – 17,471; Mr. Johns – 15,674; Ms. Johnson – 931; Ms. Long – 4,880; Mr. Thigpen – 9,279; and all current directors and executive officers as a group – 67,045.

Includes the following number of stock equivalents held under our Deferred Compensation Plan for Officers: Mr. Bielen – 61,313; Mr. Johns – 330,284; Ms. Johnson – 249; Ms. Long – 48,390; Mr. Thigpen – 2,587; and all current directors and executive officers as a group – 461,210. Each stock equivalent entitles the participant to receive, upon distribution, one share of common stock.

Does not include the following number of stock appreciation rights: Mr. Bielen – 218,383; Mr. Johns – 830,800; Ms. Johnson – 126,183; Ms. Long – 72,900; Mr. Thigpen – 138,050; and all current directors and executive officers as a group – 1,632,466.

Does not include the following number of unvested restricted stock units: Mr. Bielen – 76,668; Mr. Johns – 260,719; Ms. Johnson – 79,772; Ms. Long – 37,366; Mr. Thigpen – 60,930; and all current directors and executive officers as a group – 651,771.

(4) Includes the following number of stock equivalents held by certain directors under our Deferred Compensation Plan for Directors Who Are Not Employees of Protective: Mr. French – 33,853; Mr. Hamby – 11,043; Ms. Leonard – 6,609; Mr. McCrary – 16,795; Mr. McMahon – 44,200; Mr. Miller – 1,500; Dr. Portera – 23,557; Mr. Terry – 20,346; Mr. Warren – 25,914; and all current directors and executive officers as a group – 183,817. Each stock equivalent entitles the participant to receive, upon distribution, one share of common stock.

(5) Includes 40,000 shares of common stock owned by Dunn Investment Company, of which Mr. French is Vice Chairman, Investments.

(6) Based on a Schedule 13G filed with the SEC on January 29, 2010, as of December 31, 2009, BlackRock, Inc., a parent holding company, may be deemed the beneficial owner of 4,658,238 shares of common stock; it has sole voting power of 4,658,238 shares, no shared voting power, sole investment power of 4,658,238 shares and no shared investment power. No one person's interest relates to more than 5% of the outstanding shares of common stock. The address of BlackRock, Inc. is 40 East 52nd Street, New York, NY 10022.

(7) Based on a Schedule 13G filed with the SEC on February 16, 2010. As of December 31, 2009, FMR LLC, a parent holding company, may be deemed the beneficial owner of 10,123,268 shares of common stock; it has sole voting power of 147,500 shares, no shared voting power, sole investment power of 10,123,268 shares and no shared investment power. No one person's interest relates to more than 5% of the outstanding shares of common stock. The address of FMR LLC is 82 Devonshire Street, Boston, MA 02109.

Section 16(a) Beneficial Ownership Reporting Compliance

Our directors and executive officers are required to file reports with the SEC showing changes in their beneficial ownership of our common stock. In addition to reporting transactions such as purchases, sales, and the exercise of options or stock appreciation rights, the rules require disclosure of certain stock-based awards under our compensation arrangements for our executive officers, even if the officers cannot acquire shares of our stock under the awards until some time in the future.

We have reviewed copies of these reports and written representations from the individuals who are required to file reports. Based on this review, we believe that each of our directors and executive officers complied with these reporting requirements in 2009 with the following exception. The Company failed to file a timely report for Steven G. Walker, one of our officers, with respect to a change in form of ownership.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Our Compensation Philosophy

The objectives of our executive compensation program are to:

- attract the most qualified executives,
- motivate them to achieve high levels of performance, and
- retain executives who contribute to our success.

Principals of Our Compensation Program

To meet these objectives, we design our program to:

- attract, motivate and retain officers who will commit to building long-term share owner value,
- focus officers on key business goals,
- enhance share owner value by rewarding officers for achieving long-term goals,
- reflect market and industry practices, while taking internal pay equity into account, and
- be communicated effectively, so our officers understand how compensation is linked to performance.

Compensation Committee

The Compensation and Management Succession Committee of our Board of Directors oversees the compensation program for our officers. The Committee's principal duties include:

- determining the compensation packages of our senior officers,
- setting annual cash incentive opportunities and determining whether the related performance objectives have been achieved,
- granting long-term incentive awards and determining whether any related performance objectives have been achieved, and
- reviewing senior management performance and succession plans with our Chief Executive Officer.

The Compensation Consultant

The Committee engages an independent compensation consultant to help it fulfill its duties. At its November 2008 meeting, the Committee reviewed the services provided by Towers Perrin (now Towers Watson) in the previous year, reviewed its independence and determined that it met the Committee's independence requirements, and engaged Towers Watson to serve as its compensation consultant for the 2009 compensation cycle. As a part of this review, the Committee considered, among other things:

- the fact that the individual consultants who work directly with the Committee are not the relationship managers for any other services that may be provided by affiliates of the consultant, and receive no compensation that is directly related to these other services;
- the consultant's internal codes of conduct, professional standards policies, and quality assurance programs; and
- the nature and cost of any services provided by affiliates of the compensation consultant to other areas of Protective's business.

Protective pays the compensation consultant's fees (generally on an hourly basis) and expenses as provided in the consultant's written agreement with the Committee. As provided in this agreement and in the Committee's directions to the compensation consultant, the consultant gives the Committee advice about:

- the compensation provided to officers at other companies, using proxy statement data, published survey sources, and the consultant's proprietary data,
- the amount and type of compensation to provide to our officers and key employees,
- the value of long-term incentive grants,
- the allocation of total compensation between cash and stock-based incentives,
- the allocation of total compensation between "at risk" (annual cash incentives and stock-based incentives) and not "at risk," and
- internal pay equity among key executives.

Representatives of the compensation consultant attend regular Committee meetings, and consult with the Chair of the Committee (with or without management present) upon request.

Compensation and Stock Performance Peer Groups

For 2009, the compensation consultant focused on the pay practices of a peer group of 19 life insurance and financial services companies that compete with us for officer and key employee talent. The Committee selects the companies in this compensation peer group, taking into account our management's recommendations. The consultant also provides a summary of compensation survey data for other companies, to give the Committee additional information for comparison purposes.

In addition to the compensation peer group, the Committee selects a stock performance peer group. In previous years, this peer group was used for determining performance under our performance share award program. For 2009, the Committee did not make performance share awards, but did use the stock performance peer group to measure the attainment of one of the goals for annual cash incentive opportunities. The stock performance peer group for 2009 included 25 companies – 14 of the companies in the compensation peer group, plus 11 other life insurance and financial services companies with which the Committee believed we should compare our performance.

The stock performance peer group for 2009 annual cash incentive opportunities and the compensation peer group for the 2009 compensation cycle included:

Aflac Incorporated*	Horace Mann Educators Corporation
American Equity Investment Life Holding Company	Kansas City Life Insurance Company
American International Group, Inc.	Lincoln National Corporation*
American National Insurance Company	MetLife, Inc.
Ameriprise Financial, Inc.	National Western Life Insurance Company
Assurant, Inc.*	The Phoenix Companies, Inc.*
Citizens, Inc.	Presidential Life Corporation
Conseco, Inc.*	Principal Financial Group, Inc.*
Delphi Financial Group, Inc.*	Prudential Financial, Inc.
FBL Financial Group, Inc.*	Reinsurance Group of America, Incorporated*
Genworth Financial, Inc.*	StanCorp Financial Group, Inc.*
The Hartford Financial Services Group, Inc.*	Torchmark Corporation*
	UnumProvident Corporation*

* Indicates companies that are included in the compensation peer group. The Allstate Corporation, American Financial Group, Inc., Nationwide Financial Services, Inc., Scottish RE Group Limited and Universal American Financial Corp. were also in the compensation peer group for the 2009 compensation cycle.

Committee Meetings

The Committee currently meets at least 3 times a year, in February, March and November. Other meetings are scheduled as necessary.

- At its November meeting, the Committee starts the compensation cycle for the next calendar year by reviewing our compensation program, current business, financial and regulatory developments, and current levels of compensation. It also gives the compensation consultant and our management its preliminary views about senior manager compensation programs for the following year.
- In February, the Committee focuses on pay for our named executives – that is, the officers who are named in our proxy statement – and other senior officers. It reviews information provided by the compensation consultant and our Human Resources department, and makes preliminary compensation decisions.
- In March, the Committee evaluates the performance of our Chief Executive Officer and other key executives, and finalizes their compensation based on these evaluations. It also reviews and approves the proposed salaries and annual cash incentive opportunities of other key officers, and makes awards under our annual cash incentive and long-term incentive programs.

The Compensation Committee provides the Board with reports about its meetings and the compensation of our senior officers.

Components of Our Compensation Program

The key components of our executive compensation program are

- base salaries,
- annual cash incentive awards,
- long-term equity-based incentives,
- retirement and deferred compensation plans, and
- perquisites and other benefits.

The Compensation Committee considers each component (separately and with the others) for our senior officers. As part of its review, the Committee considers the total "mix" of the compensation delivered to our senior officers, and compares that compensation mix to the compensation mix of comparable officers at other companies. For example, the Committee compares the amount and percentage of each named executive's cash compensation (base salary and annual cash incentive awards) and stock-based incentives to the amounts and percentages delivered to comparable officers in the compensation peer group. The Committee also compares the amount and percentage of each named executive's "not at risk" compensation (base salary) and "at risk" compensation (annual cash incentives and long-term equity based incentive awards) to the amounts and percentages delivered to these peer group officers. The Committee does not have formal policies regarding these factors, but tries to make our practices generally consistent with the practices of the peer group.

The Committee targets the total annual compensation package to be at the median of the compensation peer group. The annual incentive and long-term incentive components of the program are designed so above-average company performance will result in above-median total compensation, and below-average company performance will result in below-median total compensation.

The compensation consultant recommends a compensation package for our Chief Executive Officer. Our Human Resources and Legal Departments provide the Committee with additional information about our officers and our compensation arrangements. Our Chief Executive Officer recommends compensation packages for our senior officers; however, he does not provide recommendations regarding his own compensation.

Base Salaries. Base salary is the primary fixed portion of executive pay. It compensates individuals for performing their day-to-day duties and responsibilities and provides them with a level of income certainty. Salary adjustments are usually made at the Committee's March meeting, and are effective March 1 of that year. The Committee considers the responsibilities of the job, individual performance, the relative value of a position, experience, and comparisons to salaries for similar positions in other companies. For the Chief Executive Officer, the Committee also considers company performance. No particular weighting is given to any of these factors.

The Committee considered adjustment of the base salaries of the named executives at its March 2, 2009 meeting. Mr. Johns recommended that the named executives not receive a base salary increase in 2009, due to the economic and financial conditions in which the Company is operating, the Company's plans and projections for 2009, and the declines in the Company's stock price. The Committee accepted Mr. Johns' recommendation.

Annual Cash Incentive Awards. Officers and key employees are eligible for annual cash incentive opportunities under our Annual Incentive Plan (AIP). You have approved the AIP, most recently in 2007. The AIP's purpose is to reward individuals for achievement of key annual goals that will enhance company performance and share owner value.

At its February and March meetings, the Compensation Committee determines the AIP target incentive opportunities and performance objectives for our named executives for the current year. Our executive officers select other officers and employees for AIP participation, and establish their target incentive opportunities and performance objectives. Each eligible employee has a target incentive of between 4% and 120% of salary.

Payment of AIP incentives is based on achievement of one or more performance goals. The Committee believes that the goals it sets will encourage our officers and key employees to focus their efforts on our profitability and long-term growth, which should lead to increased value for our shareholders. For 2009, the Committee placed increased emphasis on objectives that related to capital management (in recognition of the importance of the Company's capital position in the current financial and economic environment) and shareholder return (in order to directly link a portion of annual compensation to an increase in shareowner value).

On March 2, 2009, the Compensation Committee granted 2009 target incentive opportunities under the AIP to the named executives as follows:

- Johns – 120% of salary
- Bielen – 75% of salary
- Johnson – 75% of salary
- Long – 55% of salary
- Thigpen – 65% of salary

The Committee established these performance goals for the named executives:

Goal	Minimum (50% payout)	Target (100% payout)	Maximum (200% payout)
OEPS (30%)	$2.75	$3.25	$3.75
Expense management (10%)	$345.4M	$335.3M	$325.2M
Risk based capital as of 12/31/09 (40%)	300%	325%	350%
Total shareholder return vs. peer group (20%)	25th percentile	50th percentile	75th percentile

M = millions

Performance below the minimum for any goal would result in no payout with respect to that goal. We interpolate if performance is between the minimum and the target, or between the target and the maximum, to determine the percentage to pay. In addition to these goals, other officers and employees had divisional goals that depended on the employee's role at the Company. The Grants of Plan-Based Awards Table (page 34) has more information about the 2009 AIP incentive opportunities and the related performance objectives.

At its March meeting, the Compensation Committee also determines the achievement of the performance objectives for the incentive opportunities granted to the named executives in the previous year. For other officers and managers, the Committee reviews the total incentive opportunities and the methods used to determine individual payments. The Committee may decrease (but not increase) the incentive paid to a named executive, even if the incentive's performance objectives were achieved. For other employees, the Committee may increase or decrease the incentive payable (up to the maximum otherwise payable under the original award).

Long-Term Equity-Based Incentive Awards. The decisions our executives make now will affect our performance for many years. It is important to motivate our officers to achieve key business goals and to focus them on our long-term success. We believe that equity (stock) based compensation and stock ownership are the best way to establish and maintain a strong link between management objectives and your long-term interests.

The Compensation Committee implements this philosophy through grants under our Long-Term Incentive Plan (L-TIP). You have approved the L-TIP, most recently in 2008. Although the L-TIP provides for other types of awards, recent awards have been made as performance shares, stock appreciation rights and restricted stock units.

Performance shares provide the recipient with compensation based on our average return on average equity (ARAE) when compared to that of a peer group of companies. We believe this is an effective way to compare our performance to that of our competitors, and that our stock price should go up over the long term if we outperform these other companies on this key measure. Since performance share awards are paid in shares of our stock, the compensation the officer receives is also directly related to our stock price.

Stock appreciation rights provide the recipient with compensation based on the price increase of our common stock. Each SAR has a base price equal to the closing price of our stock on the effective date of the grant (which is never earlier than the date the Committee makes the grant). An officer who exercises an SAR receives the "spread" (the difference between our stock's value when the SAR is exercised and the base price), so the officer receives compensation from SARs only if our stock price goes up. The spread is paid in shares of our stock (except for a portion payable in cash equal to the tax withholding obligation due when the SAR is exercised).

Restricted stock units provide the recipient with compensation based on the value of our common stock. An RSU is not a share of stock – it is our agreement to transfer shares of our stock to the RSU recipient if and when the vesting conditions of the RSU award are satisfied. We grant RSUs to certain officers to align their interests to those of our share owners and to encourage them to remain employed with us.

At its February and March meetings, the Compensation Committee determines the total value of the long-term incentives to be granted to each officer. The Committee considers a named executive's responsibilities, performance and previous long-term incentive awards, and internal compensation equity, when making the award for a given year. Long-term incentive grants are generally made at the March meeting. (The Committee makes special grants at other times upon the hiring or promotion of a senior officer.) On March 2, 2009, however, the Company's 401(k) plan was in a "blackout period" in order to facilitate a change of recordkeepers, so provisions of the Securities and Exchange Act of 1934 prohibited the Committee from making grants of long-term incentives to the named executives and certain other officers. The Committee therefore discussed possible long-term incentive awards at this meeting, and then made the long-term incentive awards on March 4, 2009, after the blackout period had ended.

The compensation consultant provides an estimated value for each award, so the Committee can make awards with the appropriate total value. For 2009, the consultant recommended a value for an SAR of 34% of the value of our stock on the grant date. This is an approximation of the FASB ASC 718 value for SARs that we use for accounting purposes. The consultant recommended a value for an RSU equal to the value of our stock on the grant date.

The Committee considered a number of factors when it made L-TIP awards in 2009, including:

- current economic and financial conditions affecting the general economy, the financial services industry and the Company;
- the volatility of the financial markets;
- the recent decline in the Company's stock price;
- the ongoing value of currently-outstanding L-TIP awards;
- the number of shares available for issuance under the L-TIP; and
- information provided by the compensation consultant, which indicated that our officers have received long-term incentives with a

value significantly less than that provided by our compensation peer group.

The Committee decided that it would not grant performance share awards in 2009, primarily due to concerns about market volatility, selection of the appropriate peer group, and uncertain financial conditions. Instead, the Committee granted stock appreciation rights and restricted stock units, in order to reward recipients for increases in the Company's stock price and to encourage recipients to remain in the Company's employ. The Grants of Plan-Based Awards Table (page 34) has more information about these awards.

The Committee's meeting schedule is set several months in advance. The Committee does not attempt to coordinate its grants with the release of earnings or other inside information, and award sizes are not affected by the dates the awards are made.

Stock Ownership Guidelines

We have always encouraged our officers to hold shares of our common stock. We believe this aligns their interests with those of our share owners. Our policies encourage employees and officers to hold our stock as a long-term investment, and prohibit trading in options on our stock and other speculative transactions.

The Compensation Committee adopted formal stock ownership guidelines in 2004. The guidelines provide that our officers are not to dispose of shares of stock unless their holdings exceed a multiple of their base salary. The multiples are

Officer	Multiple of Base Salary
Chief Executive Officer	5x
Executive Vice Presidents	3x
Senior Officers	2x
Vice President	1x

Shares owned by the officer and the officer's spouse and children, shares in our 401(k) and stock ownership plan and share equivalents in our nonqualified deferred compensation plan all count as shares owned under the guidelines. Unearned performance shares, unexercised SARs and unvested restricted stock units do not count.

The Committee reviews compliance with the guidelines each year. Each of our senior officers certified that they were in compliance with the guidelines for the 12 months ended February 2010.

Retirement and Deferred Compensation Plans. We believe it is important to provide our employees, including our named executives, with the opportunity to accumulate retirement savings. We do not have any enhanced benefit or "top-hat" plans for our officers, and all similarly-situated employees earn benefits under the same formula. However, we also believe that we should provide retirement savings without imposing the restrictions on benefits contained in the Internal Revenue Code that would otherwise limit our employee's retirement security.

Our retirement and deferred compensation arrangements include:

- our tax-qualified "defined benefit" pension plan. This plan, which covers almost all of our full-time employees, provides benefits under formulas based on the employee's compensation and years of service.
- our non-qualified "excess" benefit plan. This plan pays benefits that are earned under the formulas under the tax-qualified plan that cannot be paid from that plan due to limits imposed by the Internal Revenue Code.
- our tax-qualified 401(k) plan, which permits employees to make before-tax and after-tax contributions and which provides for a matching contribution that is paid by the Company.
- our non-qualified "supplemental" matching program. This program provides matching contributions that are earned under the 401(k) matching formula but cannot be made under that plan due to limits imposed by the Internal Revenue Code.
- our non-qualified deferred compensation plan, which permits our named executives and other key officers to save additional amounts for retirement.

For more information about these plans, see the All Other Compensation Table (page 32), Post-Employment Benefits (page 42) and Nonqualified Deferred Compensation (page 45).

Perquisites and Other Benefits. We have other programs that help us attract and retain key talent and enhance their productivity.

Financial Planning Program

We have engaged a third party to provide a financial and tax planning program for certain senior officers. We believe this program helps the officers plan their financial future, while minimizing the distractions and time normally required. We pay the provider's fees and travel expenses.

Dining Club Fees

We pay for dining club memberships for Mr. Johns, Ms. Long and Mr. Thigpen. We reimburse the officers for business-related meals in accordance with our regular policies. They pay for all personal meals.

Company Aircraft Policy

We do business in every state in the United States and have offices in 13 states. Our employees and officers routinely use commercial air service for business travel, and we generally reimburse them only for the coach fare for domestic air travel. We also maintain a company aircraft program in order to provide for timely and cost-effective travel to these wide-spread locations.

Under this program, we do not operate any aircraft, own a hanger or employ pilots. Instead, we have purchased a one-sixteenth fractional interest in each of four aircraft. We pay a fixed fee per aircraft, plus a variable charge for hours actually flown, in exchange for the right to use the four aircraft for an aggregate of 200 hours per year. Our directors, officers and employees use these aircraft for selected business trips. All travel under the program must be approved by our chief executive officer. Whether a particular trip will be made on a company aircraft or on a commercial flight depends, in general, upon the availability of commercial air service at the destination, the schedule and cost of the commercial air travel, the number of employees who are making the trip, the expected travel time, and the need for flexible travel arrangements.

Based on information provided by the compensation consultant, the Compensation Committee has adopted a policy that allows the chief executive officer (and his guests) to use company aircraft for personal trips for up to 20 hours per year, to reduce his personal travel time and thereby increase the time he can effectively conduct company business. The Company does not provide tax reimbursement payments with respect to this air travel.

Spousal Travel Policy

If an employee's spouse travels with the employee on Company business, we reimburse the employee for the associated travel expenses if the spouse's presence on the trip is deemed necessary or appropriate for the purpose of the trip. If reimbursement of these expenses results in taxable income to the employee, we provide the employee a payment to cover the taxes that the employee is expected to incur with respect to the reimbursement (and the related payment).

For more information about perquisites and other benefits, see the All Other Compensation Table (page 32) and Potential Payments upon Termination or Change of Control (page 47).

Change of Control Considerations

The Compensation Committee and our Board of Directors have carefully considered the effects that a change of control, or an attempted change of control, could have on us and our share owners. The Committee and the Board have addressed these concerns by approving change of control provisions in some of our compensation programs (including the Long-Term Incentive Plan) and providing key officers and employees with employment continuation agreements.

We believe these arrangements benefit us and our share owners by:

- assuring employees that we are aware of the issues they could face if a change of control occurs,
- providing them with financial assurances so they can perform their duties with a minimum of distraction in the face of a pending change of control,
- encouraging them to stay with us while a change of control is occurring, so the acquirer can retain people who have been key to our success, and
- helping us recruit employees who have similar agreements at other companies.

The L-TIP provides for vesting and payment of outstanding performance share, SAR and restricted stock unit awards upon a change of control, even if the employee has not terminated employment. We believe it is appropriate (and consistent with the practice of most companies) to pay these awards when a change of control occurs, in recognition of the employee's past performance and service while the change of control was pending.

For more information about the benefits that the named executives could receive upon a termination of employment or upon a change of control, see Potential Payments upon Termination or Change of Control (page 47).

Accounting and Tax Issues

We consider accounting and tax matters in the design of our compensation program. For example, we adopted FAS 123 (now FASB ASC 718) in 1995. As a result, we reduce our net income by the estimated cost of annual cash incentives and long-term equity-based incentives. The performance goals under the AIP and L-TIP reflect accruals for this estimated compensation.

Section 162(m) of the Internal Revenue Code limits our tax deduction for annual compensation in excess of $1 million paid to certain executive officers. Code Section 162(m) does not apply to performance-based compensation (as defined in that Code Section). The AIP, and performance shares and SARs awarded under the L-TIP, are designed to provide performance-based compensation.

In general, the Compensation Committee intends to administer the performance-based portion of our compensation program in compliance with Code Section 162(m). However, the Committee believes there are times when it is in your best interests to pay compensation that is not tax-deductible under Code Section 162(m) (for example, the award of RSUs in order to encourage key officers to remain our employees), and may decide to continue to pay such compensation.

Summary

The Compensation Committee has reviewed tally sheets that summarized each named executive's total compensation, including:

- current base salary,
- current annual incentive opportunity,
- current grant of long-term incentives,
- pension benefits,
- balances in our 401(k) and nonqualified deferred compensation plans,
- dividend equivalents from the nonqualified deferred compensation plan,
- health and welfare benefits and perquisites,
- amounts previously paid under long-term incentives,
- the value of outstanding long-term incentive opportunities, and
- severance benefits that would be payable under various circumstances (including a change of control).

Based on this review, the Committee believes our compensation program

- is providing the appropriate level of compensation to our senior officers,
- is properly designed to link compensation and performance,
- does not encourage our officers or employees to take unnecessary and excessive risks or to manipulate earnings or other financial measures, and
- is designed and implemented in your best interests as share owners.

Compensation Committee Report

The Compensation and Management Succession Committee reviewed and discussed the Compensation Disclosure and Analysis with management. Based on this review and discussion, the Committee recommended to the Board of Directors that the Compensation Disclosure and Analysis be included in this proxy statement.

COMPENSATION AND MANAGEMENT
SUCCESSION COMMITTEE

C. Dowd Ritter, Chairman
Thomas L. Hamby
John J. McMahon, Jr.

Compensation Summary

This table has information about the compensation of the executives named below.

Summary Compensation Table

Name and principal position	Year	Salary ($)	Bonus ($)	Stock awards ($)
(a)	(b)	(c)	(d)	(e) [1]
John D. Johns Chairman of Board, President & Chief Executive Officer (principal executive officer)	2009 2008 2007	$850,000 $845,833 $820,833	$0 $0 $0	$525,000 $899,764 [2] $666,850 [3]
Richard J. Bielen Vice Chairman & Chief Financial Officer (principal financial officer)	2009 2008 2007	$440,000 $437,500 $417,500	$0 $0 $0	$175,000 $230,112 [2] $353,938 [3]
Carolyn M. Johnson Executive Vice President & Chief Operating Officer	2009 2008 2007	$400,000 $396,667 $347,708	$0 $20,000 $104,300	$175,000 $297,876 [2] $170,832 [3]
Deborah J. Long Executive Vice President, Secretary & General Counsel	2009 2008 2007	$390,000 $388,333 $377,500	$0 $0 $0	$85,925 $103,421 [2] $210,694 [3]
Carl S. Thigpen Executive Vice President & Chief Investment Officer	2009 2008 2007	$400,000 $396,667 $360,833	$0 $0 $0	$142,975 $147,375 [2] $167,234 [3]

Summary Compensation Table
(continued from previous page)

SAR awards ($) (f) [1]	Non-equity incentive plan compensation ($) (g)	Change in pension value & nonqualified deferred compensation earnings ($) (h)	All other compensation ($) (i)	Total ($) (j)
$237,500	$1,700,000	$1,075,863	$217,907	$4,606,270
$503,685	$0	$174,607	$397,497	$2,821,386
$666,061	$1,105,500	$130,821	$306,772	$3,696,837
$79,166	$630,300	$146,667	$17,600	$1,488,733
$129,150	$0	$192,214	$39,950	$1,028,926
$179,748	$370,200	—	$16,700	$1,338,086
$79,166	$573,000	$33,860	$18,476	$1,279,502
$81,795	$130,000	$36,424	$28,745	$991,507
$79,886	$196,000	$12,861	$15,500	$927,087
$23,750	$410,000	$232,731	$53,298	$1,195,704
$58,425	$50,000	$64,932	$39,843	$704,954
$81,603	$280,100	—	$23,209	$973,106
$47,500	$496,600	$230,889	$19,988	$1,337,952
$81,795	$65,000	$166,940	$29,159	$886,936
$81,603	$302,100	$16,670	$30,661	$959,101

(1) These numbers show the fair value, as of the date of the grant, of awards made in 2009. These numbers were calculated in accordance with the proxy statement disclosure rules and Financial Accounting Standards Board Accounting Standards Codification 718, Stock Compensation. The assumptions we used under FASB ASC 718 are set forth in Note 13 of the Notes to our Consolidated Financial Statements in our Form 10-k for the year ended December 31, 2009.

(2) These numbers include the following amounts, which represent the value as of the date of grant, of performance shares awarded to the named executives, based on the probable outcome of the award's performance conditions: Mr. Johns, $899,764; Mr. Bielen, $230,112; Ms. Johnson, $147,375; Ms. Long, $103,421; and Mr. Thigpen, $147,375. If the performance conditions were achieved at the maximum level provided in the awards, the value of the awards as of the date of grant would be: Mr. Johns, $2,685,864; Mr. Bielen, $686,902; Ms. Johnson, $439,926; Ms. Long, $308,720; and Mr. Thigpen, $439,926.

(3) These numbers include the following amounts, which represent the value as of the date of grant, of performance shares awarded to the named executives, based on the probable outcome of the award's performance conditions: Mr. Johns, $666,850; Mr. Bielen, $180,098; Ms. Johnson, $83,913; Ms. Long, $80,314; and Mr. Thigpen, $80,314. If the performance conditions were achieved at the maximum level provided in the awards, the value of the awards as of the date of grant would be: Mr. Johns, $2,381,608; Mr. Bielen, $637,081; Ms. Johnson, $299,688; Ms. Long, $286,836; and Mr. Thigpen, $286,836.

Discussion of Summary Compensation Table

Column (c) – Salary. These amounts include base salary for 2009 that the executive contributed to our 401(k) plan and to our nonqualified deferred compensation plan. The Nonqualified Deferred Compensation Table (page 45) has more information about 2009 participation in this plan.

Column (e) – Stock Awards. These values include performance share and RSU awards. The Grants of Plan-Based Awards Table (page 34) has more information about the 2009 RSU grants.

Column (f) – SAR Awards. The Grants of Plan-Based Awards Table (page 34) has more information about the 2009 SAR grants.

Column (g) – Non-equity incentive plan compensation. For 2009, these amounts show the annual cash incentives payable in March 2010 under our Annual Incentive Plan for 2009 performance. The Grants of Plan-Based Awards Table (page 34) has more information about this incentive opportunity.

Column (h) – Change in pension value and nonqualified deferred compensation earnings. These amounts represent the increase in the present value of the named executive's benefits under our tax-qualified defined benefit pension plan and our nonqualified defined benefit excess pension plan. For 2009, the total change in the present value of pension benefits for each executive was divided between the plans as follows:

Name	Tax-qualified	Non-qualified
Johns	$92,124	$983,739
Bielen	$33,865	$112,802
Johnson	$13,947	$19,913
Long	$76,193	$156,538
Thigpen	$97,355	$133,534

The Pension Benefits Table (page 42) has more information about each officer's participation in these plans in 2009.

The named executives have account balances in our nonqualified deferred compensation plan. The Nonqualified Deferred Compensation Table (page 45) has more information. The earnings on an executive's balance reflect the earnings of investments selected by that executive. These earnings are the same as for any other investor in these investments, and we do not provide any above-market or preferential earnings rates.

Column (i) – All other compensation. For 2009, these amounts include the following:

All Other Compensation Table

Name	401(k) matching	Nonqualified deferred compensation plan contributions	Dividend equivalents	Financial planning program	Other perquisites	Tax reimbursement payments
Johns	$9,800	$24,200	$158,413	$10,999	$12,759	$1,736
Bielen	$9,800	$7,800	$0	$0	$0	$0
Johnson	$9,800	$6,700	$0	$0	$1,147	$829
Long	$9,800	$7,800	$23,328	$11,106	$1,264	$0
Thigpen	$9,800	$8,800	$0	$0	$1,388	$0

401(k) Matching. Our employees can contribute a portion of their salary, overtime and cash incentives to our tax-qualified 401(k) plan and receive a dollar-for-dollar company matching contribution. The maximum match is 4% of the employee's eligible pay. The table shows the matching received by the named executives.

Nonqualified Deferred Compensation Plan Contributions. The table includes contributions that we made in February 2010 to each named executive's account under our nonqualified deferred compensation plan, with respect to the officer's participation in our 401(k) plan during 2009. The Nonqualified Deferred Compensation Table (page 45) has more information about this plan.

Dividend Equivalents. The table includes dividend equivalents that the named executives elected to receive in cash, instead of having them reinvested in our nonqualified deferred compensation plan.

Financial Planning Program. These amounts include the amounts we pay for the fees and travel expenses of the third party provider of our financial and tax planning program. See page 27 for more information about this program.

Other Perquisites. These amounts include:

- The amount we pay for dining club memberships for Mr. Johns ($2,202), Ms. Long ($1,264) and Mr. Thigpen ($1,388).
- The estimated incremental cost that we incurred in 2009 for our chief executive officer (and his guests) to use company aircraft for personal trips ($7,867). This amount is based on incremental hourly charges, fuel, taxes and similar items allocable to Mr. Johns' personal travel time on the aircraft.
- The amount of expense reimbursement under our spousal travel policy for each named executive was: Mr. Johns, $2,690; and Ms. Johnson, $1,147.

See page 27 for more information about these arrangements.

Tax Reimbursements. The amount of the tax reimbursement payments related to our spousal travel policy (described at page 27) is shown in the table.

Grants of Plan-Based Awards

This table has additional information about:

- the 2009 RSU awards shown in column (e) of the Summary Compensation Table,
- the 2009 SAR awards shown in column (f) of the Summary Compensation Table, and
- the AIP incentive opportunities granted for 2009, which were payable in March 2010 and are shown in column (g) of the Summary Compensation Table.

Grants of Plan-Based Awards Table

		Estimated Possible Payouts Under Non-Equity Incentive Plan Awards		
Name	**Grant date**	**Threshold ($) (1)**	**Target ($)**	**Maximum ($)**
(a)	**(b)**	**(c)**	**(d)**	**(e)**
Johns	3/2/09	$510,000	$1,020,000	$1,700,000
	3/4/09			
	3/4/09			
Bielen	3/2/09	$165,000	$330,000	$660,000
	3/4/09			
	3/4/09			
Johnson	3/2/09	$150,000	$300,000	$600,000
	3/4/09			
	3/4/09			
Long	3/2/09	$107,250	$214,500	$429,000
	3/4/09			
	3/4/09			
Thigpen	3/2/09	$130,000	$260,000	$520,000
	3/4/09			
	3/4/09			

(1) These numbers show the amount that would be payable if each performance goal were achieved at the minimum level. Since the amount actually payable is determined on a performance goal-by-performance goal basis, an officer could receive a payout under the total award that is less than the number shown in the table. See page 24 for more information about the way the amount payable is determined.

Grants of Plan-Based Awards Table
(continued from previous page)

Estimated Future Payouts of Shares Under Equity Incentive Plan Awards			All other stock awards: number of shares of stock or units (#)	All other SAR awards: number of securities underlying SARs (#)	Base price of SAR awards ($/Sh)	Grant date fair value of stock and SAR awards(2)
Threshold (#)	Target (#)	Maximum (#)				
(f)	(g)	(h)	(i)	(j)	(k)	(l)
			150,000			$525,000
				250,000	$3.50	$237,500
			50,000			$175,000
				83,333	$3.50	$79,166
			50,000			$175,000
				83,333	$3.50	$79,166
			24,550			$85,925
				25,000	$3.50	$23,750
			40,850			$142,975
				50,000	$3.50	$47,500

(2) These numbers show the fair value, as of the date of the grant, of awards made in 2009. These numbers were calculated in accordance with the proxy statement disclosure rules and Financial Accounting Standards Board Accounting Standards Codification 718, Stock Compensation. The assumptions we used under FASB ASC 718 are set forth in Note 13 of the Notes to our Consolidated Financial Statements in our Form 10-k for the year ended December 31, 2009.

Discussion of Grants of Plan-Based Awards Table

Columns (c), (d) and (e) – Estimated possible payouts under non-equity incentive plan awards.

At its February 26, 2010 meeting, the Compensation Committee determined that:

- our OEPS was $3.97,
- our expenses (as defined by the expense management goal) were $323 million,
- our risk based capital as of December 31, 2009 was 429%, and
- our total shareholder return as compared to the peer group was at the 64th percentile.

Based on the achievement of the goals as described above, the Committee determined that the amounts shown in column (g) of the Summary Compensation Table (page 30) were payable to the named executives as annual incentives under the AIP. These payments were made in March 2010.

(The amount payable to Mr. Johns under the terms of his AIP incentive opportunity was determined to be $1,948,200; however, the amount actually payable was reduced to $1,700,000 by benefit restrictions contained in the AIP.)

Column (i) – All other stock awards: number of shares of stock or units. On March 4, 2009, the Compensation Committee granted restricted stock units to the named executives. These awards will align their interests to those of our share owners and will encourage them to remain in the Company's employ.

The restricted stock units will earn dividend equivalents until they vest. Each time we pay a dividend on our stock, we will credit the officer's account with additional RSUs by:

- multiplying the dividend paid per share by the number of restricted stock units, and
- dividing that amount by the closing price of our stock on the dividend record date.

One-half of the restricted stock units will vest on March 4, 2012, and the remainder will vest on March 4, 2013.

Vested restricted stock units are paid in shares of our common stock (except for a portion payable in cash equal to the tax withholding obligation on the payment).

Column (j) – All other SAR awards: number of securities underlying SARs. On March 4, 2009, the Compensation Committee granted stock appreciation rights to the named executives under our Long-Term Incentive Plan. The base price of each SAR (shown in column (k)) is the closing price of our stock on that date.

The SARs become exercisable in three equal annual installments, beginning March 4, 2010. An officer who exercises an SAR receives the difference between the value of our common stock at the time of exercise and the SAR's base price. This "spread" is payable in shares of our common stock (except for a portion payable in cash equal to the tax withholding obligation due when the SAR is exercised). If the officer exercises SARs and goes to work with one of our competitors within a year of the SAR exercise, we have the right to recover the spread from all SAR exercises that occurred within the year before the officer terminated employment. The SARs terminate on March 4, 2019, if they have not been exercised or otherwise cancelled.

Termination of Employment; Change of Control. Special vesting and payment provisions apply to SAR and RSU awards if the officer's employment ends or if we have a change of control. See Potential Payments upon Termination or Change of Control (page 47) for more information.

(This page has been left blank intentionally.)

Outstanding Equity Awards

This table has information about the named executives' outstanding equity awards at December 31, 2009.

Outstanding Equity Awards at Fiscal Year-End Table

	SAR Awards				Stock Awards			
Name	Number of securities underlying unexercised SARs (#) exercisable	Number of securities underlying unexercised SARs (#) unexercisable	SAR base price ($)	SAR expiration date	Number of shares or units of stock that have not vested (#)	Market value of shares or units of stock that have not vested ($)	Equity incentive plan awards: number of unearned shares, units or other rights that have not vested (#)	Equity incentive plan awards: market or payout value of unearned shares, units or other rights that have not vested ($)
(a)	(b)	(c) [1]	(d)	(e)	(f)	(g) [11]	(h)[12]	(i) [11]
Johns	166,302	0	$22.31	3/6/10				
	300,000	0	$32.00	3/4/12				
	23,200	0	$41.05	3/4/15				
	18,975	6,325 [2]	$48.60	3/3/16				
	30,200	30,200 [3]	$43.46	3/5/17				
	20,475	61,425 [4]	$38.59	2/28/18				
	0	250,000 [5]	$3.50	3/4/19				
					153,710 [8]	$2,543,901		
							27,400 [13]	$453,470
							34,800 [14]	$575,940
Bielen	17,317	0	$22.31	3/6/10				
	15,000	0	$32.00	3/4/12				
	50,000	0	$26.49	3/3/13				
	4,700	0	$41.05	3/4/15				
	4,200	1,400 [2]	$48.60	3/3/16				
	8,150	8,150 [3]	$43.46	3/5/17				
	5,250	15,750 [4]	$38.59	2/28/18				
	0	83,333 [5]	$3.50	3/4/19				
					2,190 [9]	$36,245		
					51,237 [8]	$847,972		
							7,400 [13]	$122,470
							8,900 [14]	$147,295
Johnson	2,050	2,050 [3]	$43.46	3/5/17				
	1,500	1,500 [6]	$48.05	6/28/17				
	3,325	9,975 [4]	$38.59	2/28/18				
	0	83,333 [5]	$3.50	3/4/19				
					1,095 [9]	$18,122		
					4,182 [10]	$69,212		
					51,237 [8]	$847,972		
							1,900 [13]	$31,445
							1,400 [13]	$23,170
							5,700 [14]	$94,335

Outstanding Equity Awards at Fiscal Year-End Table

	SAR Awards				Stock Awards			
Name	Number of securities underlying unexercised SARs (#) exercisable	Number of securities underlying unexercised SARs (#) unexercisable	SAR base price ($)	SAR expiration date	Number of shares or units of stock that have not vested (#)	Market value of shares or units of stock that have not vested ($)	Equity incentive plan awards: number of unearned shares, units or other rights that have not vested (#)	Equity incentive plan awards: market or payout value of unearned shares, units or other rights that have not vested ($)
(a)	(b)	(c) [(1)]	(d)	(e)	(f)	(g) [(11)]	(h) [(12)]	(i) [(11)]
Long	17,962	0	$22.31	3/6/10				
	15,000	0	$32.00	3/4/12				
	2,800	0	$41.05	3/4/15				
	2,250	750 [(2)]	$48.60	3/3/16				
	3,700	3,700 [(3)]	$43.46	3/5/17				
	2,375	7,125 [(4)]	$38.59	2/28/18				
	0	25,000 [(5)]	$3.50	3/4/19				
					1,642 [(9)]	$27,175		
					25,157 [(8)]	$416,348		
							3,300 [(13)]	$54,615
							4,000 [(14)]	$66,200
Thigpen	15,000	0	$32.00	3/4/12				
	0	35,000 [(7)]	$41.05	3/4/15				
	3,700	3,700 [(3)]	$43.46	3/5/17				
	3,325	9,975 [(4)]	$38.59	2/28/18				
	0	50,000 [(5)]	$3.50	3/4/19				
					1,095 [(9)]	$18,122		
					41,860 [(8)]	$692,783		
							3,300 [(13)]	$54,615
							5,700 [(14)]	$94,335

(1) The regular SAR exercise schedules are shown in the following footnotes. See Potential Payments upon Termination or Change of Control (page 47) for information about SAR exercises if the named executive has a termination of employment or we have a change of control.
(2) These SARs became exercisable on March 3, 2010.
(3) One-half of these SARs became exercisable on March 5, 2010, and the remainder become exercisable on March 5, 2011.
(4) One-third of these SARs became exercisable on February 28, 2010, and the remainder become exercisable in two equal annual installments, beginning February 28, 2011.
(5) One-third of these SARs became exercisable on March 4, 2010, and the remainder become exercisable in two equal annual installments, beginning March 4, 2011.
(6) These SARs become exercisable in two equal annual installments, beginning June 28, 2010.
(7) These SARs became exercisable on March 4, 2010.
(8) Represents unvested restricted stock units granted on March 4, 2009. The RSUs will vest as follows:
- one-half of these RSUs will vest on March 4, 2012, and
- the remainder of the unvested RSUs will vest on March 4, 2013.

(9) Represents unvested restricted stock units granted on March 5, 2007. The RSUs will vest as follows:

- one-half of these RSUs vested on March 5, 2010, and
- the remainder of the unvested RSUs will vest on March 5, 2011.

See Potential Payments upon Termination or Change of Control (page 47) for information about RSU vesting if the named executive has a termination of employment or if we have a change of control.

(10) Represents unvested restricted stock units that were granted on February 29, 2008 and will vest on February 28, 2018. See Potential Payments upon Termination or Change of Control (page 47) for information about RSU vesting if the named executive has a termination of employment or if we have a change of control.

(11) Based on an assumed stock price of $16.55 per share, which was our closing stock price on December 31, 2009.

(12) The actual number of shares earned will probably be different from these estimates. The performance level that we used for these estimates is based on the proxy statement disclosure rules. Payment of shares of common stock for a performance award is made in May or June of the year after the last year of the 4-year performance period. See Potential Payments upon Termination or Change of Control (page 47) for information about performance share payout if the named executive has a termination of employment or if we have a change of control.

(13) Represents unvested and unearned performance shares for the 2007-2010 performance period, based on the assumption that the target performance goal for the grant (and 100% payout) will be achieved.

(14) Represents unvested and unearned performance shares for the 2008-2011 performance period, based on the assumption that the target performance goal for the grant (and 100% payout) will be achieved.

SAR Exercises and Earned Performance Shares

This table presents the number of SARS exercised by the named executives during 2009 (and the dollar amount realized), and an estimate of the performance shares earned by the named executives for the 4-year performance period ending December 31, 2009 and payable in 2010 (and the estimated value to be realized).

SAR Exercises and Stock Vested Table

	SAR Awards		Stock Awards	
Name	Number of SARs exercised (#)	Value realized on exercise ($)	Number of shares acquired on vesting (#)	Value realized on vesting ($)
(a)	(b)	(c)	(d)	(e)
Johns	0	$0	25,025	$414,164
Bielen	0	$0	5,544	$91,753
Johnson	0	$0	1,871	$30,965
Long	0	$0	2,926	$48,425
Thigpen	0	$0	2,094	$34,656

Discussion of SAR Exercises and Stock Vested Table

Column (d) – Number of shares acquired on vesting. The named executives have performance share awards for the 2006-2009 performance period that will be payable in 2010. Earned awards will be payable in shares of our common stock. The information needed to determine the amount payable is not yet available, so these numbers are estimates.

Mr. Bielen has elected to defer receipt of 94% of the shares of common stock that are payable under this performance share award. The amounts deferred will be credited to our nonqualified deferred compensation plan.

Column (e) – Value realized on vesting. For all of the named executives, these estimated values are based on a stock price of $16.55 per share, which was the closing price of our common stock on December 31, 2009 (without reduction for the tax withholding that will be applied to the payments).

Post-Employment Benefits

This table has information about benefits payable to the named executives upon their retirement.

Pension Benefits Table

Name	Plan name	Number of years credited service (#) (1)	Present value of accumulated benefit ($) (2)
(a)	(b)	(c)	(d)
Johns	Pension	16	$364,900
	Excess Benefit	16	$3,771,738
	Total		$4,136,638
Bielen	Pension	19	$261,890
	Excess Benefit	19	$751,659
	Total		$1,013,549
Johnson	Pension	5	$58,940
	Excess Benefit	5	$74,968
	Total		$133,908
Long	Pension	16	$323,516
	Excess Benefit	16	$635,067
	Total		$958,583
Thigpen	Pension	26	$467,125
	Excess Benefit	26	$764,267
	Total		$1,231,392

(1) The number of years of service that are used to calculate the executive's benefit under each plan, as of December 31, 2009.

(2) The actuarial present value of the executive's benefit under each plan as of December 31, 2009. The valuation method and material assumptions that we used to calculate these amounts are discussed in note 14 of the footnotes to our 2009 financial statements.

Discussion of Pension Benefits Table

We have "defined benefit" pension plans to help provide our employees with retirement security.

Pension Plan. Almost all of our full-time employees participate in our tax qualified pension plan. On January 1, 2008, the plan was amended to provide different benefit formulas (beginning in 2009) for three different groups:

- the "grandfathered group" – any employee employed on December 31, 2007 whose age plus years of service totaled 55 or more as of that date,
- the "non-grandfathered group" – any employee employed on December 31, 2007 whose age plus years of service was less than 55 as of that date, and
- the "post-2007 group" – any employee first hired after December 31, 2007 or any former employee who is rehired after that date.

Mr. Johns, Mr. Bielen, Mr. Thigpen and Ms. Long are grandfathered employees; Ms. Johnson is a non-grandfathered employee.

For both grandfathered and non-grandfathered employees, the monthly life annuity benefit payable under the plan at normal retirement age (usually age 65) for service before 2008 equals:

- 1.1% of the employee's *final average pay* **times** years of service through 2007 (up to 35 years), plus
- 0.5% of the employee's final average pay over the employee's *Social Security covered pay* **times** years of service through 2007 (up to 35 years), plus
- 0.55% of the employee's final average pay **times** years of service through 2007 (over 35 years).

For service after 2007, grandfathered employees continue to earn a monthly life annuity benefit payable at normal retirement age (usually age 65), calculated as follows:

- 1.0% of the employee's *final average pay* **times** years of service after 2007 (up to 35 years minus service before 2008), plus
- 0.45% of the employee's final average pay over the employee's *Social Security covered pay* **times** years of service after 2007 (up to 35 years minus service before 2008), plus
- 0.50% of the employee's final average pay **times** the lesser of years of service after 2007 and total years of service minus 35 years.

For service after 2007, non-grandfathered employees earn a hypothetical account balance that is credited with pay credits and interest credits. Pay credits for a year are based on a percentage of *eligible pay* for that year, as follows:

Credited Service	% of Pay Credit
1-4 years	4%
5-8 years	5%
9-12 years	6%
13-16 years	7%
17 or more years	8%

Final average pay for grandfathered employees is the average of the employee's eligible pay for the 60 consecutive months that produces the highest average. (However, if the employee's average eligible pay for any 36 consecutive months as of December 31, 2007 is greater than the 60-consecutive month average, the 36-month number will be used.) For non-grandfathered employees, final average pay is the average of the employee's eligible pay for the 36 consecutive months before January 1, 2008 that produces the highest average.

Eligible pay includes base salary, overtime and AIP incentives. Pay does not include payment of performance shares, gains on SAR exercises, vesting of restricted stock units, severance pay, or other extraordinary items.

Social Security covered pay is one-twelfth of the average of the Social Security wage bases for the 35-year period ending when the employee reaches Social Security retirement age. (For non-grandfathered participants, Social Security covered pay is determined as of December 31, 2007.) The wage base is the maximum amount of pay for a year for which Social Security taxes are paid. Social Security retirement age is between age 65 and 67, depending on the employee's date of birth.

Unless special IRS rules apply, benefits are not paid before employment ends. An employee may elect to receive:

- a life annuity (monthly payments for the employee's life only), or
- a 50%, 75% or 100% joint and survivor annuity (the employee receives a smaller benefit for life, and the employee's designated survivor receives a benefit of 50%, 75% or 100% of the reduced amount for life), or
- a 5-, 10- or 15-year period certain and life annuity benefit (the employee receives a smaller benefit for life and, if the employee dies before the selected period, the employee's designated survivor receives the reduced amount until the end of the period), or
- a lump sum benefit.

If an employee chooses one of these benefit options, the plan actuary uses the interest rate assumptions and mortality tables specified in the plan to adjust the benefit so it has the same value as benefit determined by the plan formulas.

An employee whose employment ends before age 65 may begin benefit payments after termination of employment. The plan actuary reduces this benefit below the level of the age 65 benefit to account for early commencement, so the benefit remains the actuarial equivalent of a benefit beginning at age 65.

If an employee retires after age 55 with at least 10 years of service, the employee may take an "early retirement" benefit with respect to benefits earned through 2007, beginning immediately after employment ends. Mr. Johns and Ms. Long are eligible for early retirement. The early retirement benefit for pre-2008 service is based on the pension plan formula. The benefit is reduced below the level of the age 65 benefit; however, the reduction for an early retirement benefit is not as great as the reduction for early commencement of a vested benefit. (For example, the early retirement reduction at age 55 is 50%; the actuarial reduction (using the plan interest rates and mortality tables on December 31, 2009) was 62%. At age 62, the early retirement reduction is 20%, and the actuarial reduction was 27%.)

Nonqualified "Excess" Pension Plan. Benefits under our tax qualified pension plan are limited by the Internal Revenue Code. We believe we should pay our employees the total pension benefit they have earned, without imposing these Code limits. Therefore, like many large companies, we have a nonqualified "excess" benefit plan that makes up the difference between:

- the benefit determined under the tax qualified plan formula, without applying these limits, and
- the benefit actually payable under the tax qualified plan, taking these limits into account.

Benefits under the excess plan with respect to service before 2005 are paid at the same time and in the same form as the related benefits from our tax qualified pension plan. Benefits under the excess plan with respect to service after 2004 are paid after the participant's termination of employment in the form elected by the participant. (In general, an officer who was a participant in the excess plan in 2008 had to elect a form of payment in that year. Other officers must make the election before the date participation in the excess plan begins.) Payment is made from our general assets (and is therefore subject to the claims of our creditors), and not from the assets of the tax qualified plan.

Nonqualified Deferred Compensation

This table has information about the named executives' participation in our nonqualified deferred compensation plan in 2009.

Nonqualified Deferred Compensation Table

Name (a)	Executive contributions in last FY ($) (b) (1)	Registrant contributions in last FY ($) (c) (2)	Aggregate earnings in last FY ($) (d)	Aggregate withdrawals/ distributions ($) (e)	Aggregate balance at last FYE ($) (f) (3)
Johns	$35,117	$68,853	$853,804	$0	$6,033,879
Bielen	$49,987	$23,108	$228,823	$0	$1,173,630
Johnson	$0	$6,300	($1,051)	$0	$13,919
Long	$47,543	$17,537	$2,559	$0	$897,554
Thigpen	$19,731	$18,751	$13,373	$66,176	$204,025

(1) These amounts include the following amounts that are also included in column (c) (Salary) of the Summary Compensation Table (page 30) as compensation paid to the officer in 2009:

- Johns – $35,117
- Bielen – $19,067
- Long – $4,293

These amounts include the following amounts that are also included in column (g) (Non-equity incentive plan compensation) of the Summary Compensation Table (page 30) as compensation paid to the officer in 2009:

- Long – $43,250
- Thigpen – $6,500

For Mr. Bielen and Mr. Thigpen, the remainder of these amounts is the value of performance shares earned for the 2005-2008 performance period and paid to the named executive in May 2009. These amounts were reported (on an estimated basis) in the SAR Exercises and Stock Vested Table in last year's proxy statement.

(2) These amounts are supplemental matching contributions made to the officer's account in 2009 with respect to the officer's participation in our 401(k) plan during 2008. These amounts are reported in the Summary Compensation Table as compensation for 2008.

(3) These amounts include the following amounts that have been reported as compensation to the officer in previous proxy statements:

- Johns – $12,673,690
- Bielen – $1,698,443
- Long – $1,624,363
- Thigpen – $132,385

Discussion of Nonqualified Deferred Compensation Table

Deferrals by Our Officers. The named executives and other key officers can elect to participate in our nonqualified deferred compensation plan. An officer who defers compensation under the plan does not pay taxes on the compensation at that time. Instead, the officer pays taxes on the compensation (and any earnings on the compensation) only when the officer receives the compensation and earnings from the plan.

Eligible officers may defer:

- up to 25% of their base salary,
- up to 94% of any AIP incentive, and/or

- all or a portion of the shares of common stock payable when performance shares are earned.

An election to defer base salary for a calendar year must be made by December 31 of the previous year. An election to defer an AIP incentive for a calendar year must be made by June 30 of that year. An election to defer earned performance shares for a 4-year performance period must be made by June 30 of the last year in the performance period.

Deferred compensation accrues earnings based on the investment choices available under the plan. For deferred base salary and AIP incentives, the officer can choose between our common stock and 9 mutual funds. All earnings on deferred performance shares are based on the performance of our common stock. The 2009 investment returns for each of the investment choices were

Investment Choice	Return
AIM Mid Cap Equity A	30.2%
American Funds American Balanced R4	21.4%
American Funds Growth Fund R4	34.9%
Dodge & Cox Stock	31.3%
Neuberger Berman Genesis Tr	26.3%
Protective Stock Fund	21.7%
Templeton Foreign A	49.7%
Vanguard Total Stock Market Index	28.7%
Wells Fargo Advantage Cash Money Market	0.4%
Wells Fargo Advantage Index I	26.5%

An officer may elect to receive payments in a lump sum or in up to 10 annual installments. An officer may elect to receive a deferred amount (and earnings) upon termination of employment. The officer may not change this election. An officer may instead elect to receive a deferred amount (and earnings) on a fixed date (before the officer's 70th birthday). An officer may also request a distribution if the officer has an extreme and unexpected financial hardship, as determined under IRS rules.

Supplemental Matching. We make supplemental matching contributions to the account of eligible officers. These contributions provide matching that we would otherwise contribute to our tax qualified 401(k) plan, but which we cannot contribute because of Internal Revenue Code limits on 401(k) plan matching. For a calendar year, the supplemental match that an officer receives is

- the lesser of
  - 4% of the officer's base salary and AIP incentive during the year, and
  - the amount the officer deferred under both our 401(k) plan and our nonqualified deferred compensation plan during the year; minus
- the actual match the officer received in the 401(k) plan for that year, applying the Internal Revenue Code limits.

Supplemental matching contributions are credited to the officer's account at the same time 401(k) matching contributions are made – in February or early March of the year after the year in which the related deferrals were made. Half of an officer's supplemental matching has earnings that are based on the performance of our common stock. The officer can choose between our common stock and 9 mutual funds for the remaining matching. Supplemental matching is paid only after termination of employment. The officer can elect payment in a lump sum or in up to 10 annual installments.

Other Provisions. Investment choices must be in 1% increments. An officer may transfer money between the mutual funds on any business day. An officer may not transfer money into or out of our common stock. An officer may elect to receive dividend equivalents on deferred stock in cash, instead of having them reinvested. We do not provide any above-market or preferential earnings rates, and do not guarantee that an officer's investments will make money.

If an officer terminates employment due to death or disability, the officer's plan balance is paid immediately in a lump sum. Also, if an officer terminates employment before early or normal retirement under our pension plan, the officer's plan balance is paid immediately in a lump sum, regardless of the officer's other elections.

Amounts invested in mutual funds are paid in cash. Amounts invested in our common stock are paid in shares of stock.

See Potential Payments upon Termination or Change of Control (page 47) for information about plan provisions that apply if we have a change of control.

Potential Payments upon Termination or Change of Control

Termination of Employment

Like most large companies, our programs provide our named executives and other employees with payments and other benefits if their employment with us ends. (See Change of Control at page 50 for a description of the payments and benefits that are available if the termination of employment occurs in connection with a change of control.)

Company Severance Pay Plan. We have a severance pay plan for our employees, including the named executives. The plan pays severance pay if an employee is terminated due to a reduction in force. We may elect to pay severance pay if an employee is terminated for poor job performance. In order to receive severance benefits, the employee must sign a release that waives any claims the employee may have related to their employment or termination of employment.

The amount of severance pay generally equals two weeks base salary plus one and one-half weeks base salary for every year of service after the first year. We have the right, in our sole discretion and as we deem appropriate in the circumstances, to increase or decrease the amount of severance pay. For example, in some circumstances we provide senior officers with severance pay equal to between six and twelve months base salary, even if that is more than the amount determined under the regular severance pay formula. In any event, the total amount paid cannot exceed the employee's annual base salary.

Except as described under Change of Control (page 50), we do not have employment contracts or special severance arrangements with any of our officers.

Other Severance Benefits. The awards made under the L-TIP have provisions that apply if an officer's employment is terminated:

- If a performance share recipient's employment ends due to the sale of a business unit or a major reduction of our workforce, death, disability, retirement at age 65, or early retirement (at our request or with our consent), the performance shares will be paid out based on performance as of the end of the previous year. The amount paid out would be reduced to reflect the number of months remaining between the date employment terminated and the end of the 4-year award period.
- Restricted stock units will vest if the officer's employment ends due to death, disability, retirement at age 65, or early retirement (at our request or with our consent). Any unvested RSUs will be forfeited if employment ends for other reasons.
- SARs become exercisable if the officer's employment ends due to death, disability or early or normal retirement, in which case they remain exercisable for 3 years (but not past the original termination date of the SARs). If employment terminates for any other reason, any SARs that are not then exercisable are immediately cancelled; SARs that are then exercisable are cancelled 30 days after the officer's termination date if not previously exercised. The Committee may make the exercise date of SARs earlier, or give an SAR recipient additional time to exercise (but not later than the original termination date of the SARs), if it believes such an action is appropriate.

Depending on the circumstances, we may increase or decrease the other severance benefits described above, or provide additional benefits such as outplacement, payment of any outstanding AIP incentive opportunity (generally pro rated to take into account the officer's actual period of service in the year to which the incentive opportunity relates), vesting of RSUs, or acceleration of the exercise date and/or extension of the termination date of outstanding SARs. In order to receive any of these other severance benefits, if the employee's termination of employment was involuntary, the employee must generally sign a release that waives any claims the employee may have related to their employment or termination of employment.

Summary of Termination Benefits. The following tables show the amounts and benefits that would have been available to each named executive (or to their beneficiary, in the event of the executive's death) if the executive had terminated employment on December 31, 2009 under various circumstances.

Potential Termination Benefits Tables

John D. Johns

	Severance Pay [4]	AIP Opportunity [5]	Performance Shares [6]	RSUs [7]	SARs	Total
Voluntary Termination	$0	$0	$0	$0	$0 [8]	$0
Early or Normal Retirement [1]	$0	$1,700,000	$383,397	$2,543,901	$3,262,500 [9]	$7,889,798
Involuntary Not for Cause Termination [2]	$637,500	$1,700,000	$383,397	$2,543,901	$3,262,500 [9]	$8,527,298
For Cause Termination [3]	$0	$0	$0	$0	$0 [8]	$0
Death or Disability	$0	$1,700,000	$383,397	$2,543,901	$3,262,500 [9]	$7,889,798

Richard J. Bielen

	Severance Pay [4]	AIP Opportunity [5]	Performance Shares [6]	RSUs [7]	SARs	Total
Voluntary Termination	$0	$0	$0	$0	$0 [8]	$0
Early or Normal Retirement [1]	$0	$630,300	$100,790	$884,217	$1,087,496 [9]	$2,702,803
Involuntary Not for Cause Termination [2]	$330,000	$630,300	$100,790	$884,217	$1,087,496 [9]	$3,032,803
For Cause Termination [3]	$0	$0	$0	$0	$0 [8]	$0
Death or Disability	$0	$630,300	$100,790	$884,217	$1,087,496 [9]	$2,702,803

Carolyn M. Johnson

	Severance Pay [4]	AIP Opportunity [5]	Performance Shares [6]	RSUs [7]	SARs	Total
Voluntary Termination	$0	$0	$0	$0	$0 [8]	$0
Early or Normal Retirement [1]	$0	$573,000	$54,549	$935,307	$1,087,496 [9]	$2,650,352
Involuntary Not for Cause Termination [2]	$300,000	$573,000	$54,549	$935,307	$1,087,496 [9]	$2,950,352
For Cause Termination [3]	$0	$0	$0	$0	$0 [8]	$0
Death or Disability	$0	$573,000	$54,549	$935,307	$1,087,496 [9]	$2,650,352

Deborah J. Long

	Severance Pay (4)	AIP Opportunity (5)	Performance Shares (6)	RSUs (7)	SARs	Total
Voluntary Termination	$0	$0	$0	$0	$0 (8)	$0
Early or Normal Retirement (1)	$0	$409,700	$45,155	$443,523 (7)	$326,250 (9)	$1,224,628
Involuntary Not for Cause Termination (2)	$292,500	$409,700	$45,155	$443,523 (7)	$326,250 (9)	$1,517,128
For Cause Termination (3)	$0	$0	$0	$0	$0 (8)	$0
Death or Disability	$0	$409,700	$45,155	$443,523 (7)	$326,250 (9)	$1,224,628

Carl S. Thigpen

	Severance Pay (4)	AIP Opportunity (5)	Performance Shares (6)	RSUs (7)	SARs	Total
Voluntary Termination	$0	$0	$0	$0	$0 (8)	$0
Early or Normal Retirement (1)	$0	$496,600	$54,549	$710,905 (7)	$652,500 (9)	$1,914,554
Involuntary Not for Cause Termination (2)	$315,385	$496,600	$54,549	$710,905 (7)	$652,500 (9)	$2,229,939
For Cause Termination (3)	$0	$0	$0	$0	$0 (8)	$0
Death or Disability	$0	$496,600	$54,549	$710,905 (7)	$652,500 (9)	$1,914,554

(1) Normal retirement means termination of employment (other than death) after age 65 with at least 5 years of service. For this purpose, early retirement means termination of employment (other than death) after age 55 with at least 10 years of service; provided that, for performance shares and RSUs, the retirement is at our request or with our consent.

(2) Includes terminations of employment due to a reduction of force and, if we so elect in our sole discretion, terminations of employment related to poor job performance.

(3) Termination of employment for reasons such as violation of our Code of Business Conduct, fraud, theft, gross misconduct, or poor job performance (unless we decide otherwise in our sole discretion).

(4) Based on the assumption that we decide to pay the officer severance pay equal to nine months base salary (or the amount provided under our severance pay plan, if greater). As noted at page 47, payment of severance pay in excess of that provided by our severance pay plan is completely in our discretion, and these amounts are shown only for illustrative purposes.

(5) With respect to normal or early retirement or involuntary (not for cause) terminations, based on the assumption that we decide to pay the officer the amount of the Annual Incentive Plan incentive opportunity for 2009, based on the actual achievement of the performance goals for the incentive opportunity.

(6) Based on an assumed stock price of $16.55 per share, which was our closing stock price on December 31, 2009, and disregarding that portion of the value of the 2006 performance share award that was actually earned as of December 31, 2009.

(7) Based on the assumption that all unvested RSUs become vested on the officer's termination date, and on an assumed stock price of $16.55 per share (which was our closing stock price on December 31, 2009).

(8) The officer generally has 30-90 days after termination of employment (depending on the terms of the original SAR award) to exercise any currently-exercisable SARs; all other SARs are immediately cancelled on the officer's termination date. The Outstanding Equity Awards table (page 38) has more information about each officer's outstanding SARs.

(9) Upon early retirement, normal retirement, death or disability (or, if we so decide, upon an involuntary (not for cause) termination), all SARs that are not then exercisable become exercisable on the officer's termination date, and all SARs remain exercisable for 3 years (but not past the original termination date of the SARs). The amount in the table equals the amount the officer would receive if all unexercisable SARs that were "in the money" on the officer's termination date were exercised on that date, based on an assumed stock price of $16.55 per share (which was our closing stock price on December 31, 2009). The Outstanding Equity Awards table (page 38) has more information about each officer's outstanding SARs.

Change of Control

We have programs that apply if we have a change of control. A change of control occurs if:

- someone acquires 50% or more of the market value or of the voting power of our stock, or
- a majority of the members of our Board is replaced during any 12-month period by directors whose appointment or election was not endorsed by a majority of the Board of before the appointment or election occurred, or
- someone acquires 80% or more of our assets, or
- the Board decides that a change of control has occurred. (This provision applies only to certain terminations of employment under our employment continuation agreements.)

Long-Term Incentive Plan. If we have a change of control, all outstanding 2006 performance share awards will be paid out at 125% of the performance shares awarded (or the actual level of achievement at that time, if greater). All outstanding 2007 and 2008 performance share awards would be paid out at 100% of the performance shares awarded (or the actual level of achievement at that time, if greater).

Before a change of control occurs, the Compensation Committee may decide that SARs and restricted stock units will remain outstanding, or will be replaced with other awards after the change of control occurs. The value and terms of these alternative awards must substantially equal those of the prior awards. If the Committee does not make this decision, then all RSUs would vest upon a change of control. Also, all SARs would be cancelled in exchange for a payment in cash or our common stock, based on the value of our stock on the date of the change of control.

Employment Continuation Agreements. We have employment continuation agreements with our named executives and other key officers. Under the agreements, the officer agrees to remain employed for 2 years after a change of control. During this 2-year period, the officer will be provided with base salary, annual cash incentive opportunities, long-term incentive opportunities, employee benefits and perquisites that are no less favorable than those the officer had before the change of control occurred. These obligations end if the officer dies, becomes disabled, is fired for "cause" or resigns. Under the agreements, "cause" means conviction of a felony, or extreme dishonesty, misconduct or violations of the agreement that materially damage our business or reputation.

If an officer is terminated without cause, or resigns for "good reason," the officer receives special termination benefits if the termination occurs within 2 years after a change of control. Termination is for good reason if any of these events occurs without the officer's written consent:

- there is a material adverse change in the officer's duties, authority or responsibilities,
- we fail to provide the officer with the promised level of compensation during the 2-year employment period,
- we require the officer to work in an office that is more than 20 miles from the office where they worked before the change of control, or
- we fail to get a company that acquires us to agree to comply with the terms of the agreement.

The special termination benefits that we would have provided the named executives if there had been a change of control on December 31, 2009 are

(1) a lump sum cash severance payment equal to 3 times the sum of:

- the officer's annual salary,
- the average of the officer's AIP incentive payments over the last 3 years, and
- the average of the value of the long-term incentives granted to the officer over the last 3 years (excluding special or "one-time" grants).

(2) a lump sum cash payment equal to the officer's target AIP incentive for the year in which the officer's termination occurs. (If termination is on or after December 31, the payment is based on the actual achievement of the performance goals for that year.)

(3) a cash lump sum supplemental retirement benefit, determined by:

- calculating the officer's benefit at age 65 under our pension plan and excess benefit plan after giving the officer credit for 3 extra years of service,
- subtracting the officer's actual age 65 benefit under these plans, and
- determining the actuarial lump sum value of the resulting amount, using the pension plan's standard actuarial table and an interest rate of the 10-year Treasury Note rate plus 0.75%.

(4) continuation of the officer's medical, dental, disability and life insurance, and other welfare benefits, for 2 years after the officer's termination date. (This obligation will also end if the officer gets comparable benefits from another employer. If a medical or dental benefit plan is self-insured by the Company, then coverage under the plan generally continues for 18 months, and the officer receives an additional cash payment equal to the cost of 6 months of coverage under that plan.)

(5) the Internal Revenue Code imposes an excise tax on officers who receive change of control payments that exceed 3 times their average pay over the last 5 years. This tax can affect officers who have similar compensation in different ways. For example, an officer who defers compensation, postpones the exercise of SARs, or postpones receipt of previously deferred compensation will owe more excise tax than a similarly paid officer who makes other decisions about their compensation.

To address this issue, our employment continuation agreements provide our officers with a tax reimbursement payment that will put the officer in the same after-tax position that the officer would be in if the excise tax did not apply.

The agreements have a 3-year initial term. The agreements extend for another year each May 1, unless the Board decides not to extend an officer's agreement and notifies the officer at least 30 days before the May 1 extension date.

Nonqualified Deferred Compensation Plan; Excess Benefit Plan. Upon a change of control, an officer who has investments in company stock will be able to transfer those balances to the other investments available under the plan. Also, if an officer's employment is terminated after a change of control, the officer's benefits under our excess benefit plan will be paid in a cash lump sum using the pension plan's standard actuarial table and an interest rate equal to the lesser of (1) the 10-year Treasury Note rate plus 0.75% and (2) the interest rate used for determining lump sum payments under the pension plan.

Summary of Change of Control Benefits. The following table shows the benefits that would have been paid under the L-TIP and the employment continuation agreements if there had been a change of control on December 31, 2009, and the named executives had been terminated without cause on that date.

Potential Payments upon Change of Control Table

Name	Performance shares [1]	Restricted stock units [2]	SARs [2]	Severance payment	AIP incentive	Supplemental retirement benefit	Medical and other benefits	Excise tax payment	Total
Johns	$1,029,410	$2,543,901	$3,262,500	$10,622,804	$1,700,000	$795,567	$180	$5,659,536	$25,613,898
Bielen	$269,765	$884,217	$1,087,496	$3,799,788	$630,300	$178,362	$26,420	$2,079,082	$8,955,430
Johnson	$148,950	$935,307	$1,087,496	$3,055,733	$573,000	$82,500	$19,166	$1,755,901	$7,658,053
Long	$120,815	$443,523	$326,250	$2,555,656	$409,700	$191,588	$23,757	$1,192,572	$5,263,861
Thigpen	$148,950	$710,905	$652,500	$2,914,489	$496,600	$158,257	$26,420	$1,578,350	$6,686,471

(1) Based on an assumed stock price of $16.55 per share, which was our closing stock price on December 31, 2009, and disregarding that portion of the value of the 2006 performance share award that was actually earned as of December 31, 2009.

(2) Based on an assumed stock price of $16.55 per share, which was our closing stock price on December 31, 2009.

Compensation Policies and Practices as Related to Risk Management

We have reviewed our compensation programs to assess the risks that they could create as they relate to our risk management practices and risk-taking incentives. In conducting this review, we considered numerous factors pertaining to each such program, including the purpose of the program, the number of participants, the total amount that could be paid under the program, the ability of the participants to take actions that could influence the calculation of the compensation payable, the scope of the risks that could be created by actions taken to enhance the amounts payable under the program, and the manner in which our risk management policies and practices serve to reduce these risks. Based on this review, we have concluded that none of our programs create risks that are reasonably likely to have a material adverse effect on us or our share owners.

Director Compensation

This table has information about the 2009 compensation of our non-employee directors.

Director Compensation Table

Name (a)	Fees earned or paid in cash ($) (b)	Stock awards ($) (c)	All Other Compensation ($) (d)	Total ($) (e)
James S.M. French	$68,600	$19,720	$0	$ 88,320
Thomas L. Hamby	$62,600	$19,720	$0	$ 82,320
Vanessa Leonard	$96,500	$19,720	$0	$116,220
Charles D. McCrary	$61,400	$19,720	$0	$ 81,120
Hans H. Miller	$31,200	$25,215	$0	$ 56,415
John J. McMahon, Jr.	$71,200	$19,720	$0	$ 90,920
Malcolm Portera	$66,900	$19,720	$0	$ 86,620
C. Dowd Ritter	$58,950	$19,720	$0	$ 78,670
William A. Terry	$61,400	$19,720	$0	$ 81,120
W. Michael Warren, Jr.	$66,200	$19,720	$0	$ 85,920
Vanessa Wilson	$76,500	$19,720	$0	$ 96,220

Discussion of Director Compensation Table

We pay director compensation only to directors who are not our employees

Column (b) – Fees earned or paid in cash. The 2009 cash compensation components were –

Cash Retainer Fees

- Board membership – $12,500 per quarter ($5,000 per quarter before May 4, 2009)
- Additional retainer for Audit Committee chair – $5,000 per quarter
- Additional retainer for other Board committee chairs – $1,250 per quarter

Cash retainers are paid in February, May, August and November.

Meeting Attendance Fees

- Board meeting (or per day for multi-day meetings):
  - out-of-town director in person – $2,600
  - out-of-town director by telephone – $1,500
  - in-town director – $1,500
- Board committee meeting – $1,200

For meetings held in Birmingham, our out-of-town directors are Ms. Leonard, Dr. Portera and Ms. Wilson.

Column (c) – Stock awards. For all directors except Mr. Miller, the amount in the table reflects the issuance on May 4, 2009, of 2,000 shares of our common stock to each director as their annual stock retainer. This amount is based on the closing price of our stock on that date ($9.86, as adjusted to reflect a pending dividend payment).

For Mr. Miller, the amount in the table reflects the issuance on August 6, 2009 of 1,500 shares of our common stock as his annual stock retainer in connection with his initial election to the Board. This amount is based on the closing price of our stock on that date ($16.81, as adjusted to reflect a pending dividend payment).

These grants were made under our Stock Plan for Non-Employee Directors, which is described below.

Column (d) – All Other Compensation. If a director's spouse travels with the director on Company business, we reimburse the director for the associated travel expenses if the spouse's presence on the trip is deemed necessary or appropriate for the purpose of the trip. If reimbursement of these expenses results in taxable income to the director, we provide the director a payment to cover the taxes that the director is expected to incur with respect to the reimbursement (and the related payment).

Stock Plan for Non-Employee Directors. We believe that director compensation should be tied to your interests as share owners. Therefore, we pay a significant percentage of director compensation in our common stock.

Each year, the Board of Directors may grant each non-employee director shares of our stock as part of their annual retainer. The maximum grant is 2,000 shares per director per year. Grants are made under our Stock Plan for Non-Employee Directors, which you approved in 2004. We may issue no more than 100,000 shares under the plan before its scheduled May 1, 2014 termination date.

Deferred Compensation Plan for Directors Who Are Not Employees of Protective. Directors may elect to defer their compensation. They may defer cash amounts into a common stock equivalent or an interest-bearing equivalent (earning interest at the 30-day LIBOR rate plus 0.75%). Directors may defer stock compensation only as common stock equivalents. We do not provide any above-market or preferential earnings rates, and do not guarantee that a director's investments in common stock equivalents will make money.

Amounts deferred into the interest-bearing equivalent are payable in cash. Amounts deferred as common stock equivalents are payable as shares of stock.

Stock Ownership Guidelines. Our directors are expected to own our stock (or stock equivalents held under our deferred compensation plan) with a value of at least 3 times the annual retainer. If a director does not own this amount when first elected, the director must retain shares of stock until this level is met.

AUDIT-RELATED MATTERS

Audit Committee Report

The Audit Committee serves a board-level oversight role in which it provides advice, counsel and direction to management and the auditors on the basis of the information it receives; discussions with management and the auditors; and the experience of the Audit Committee members in business, financial and accounting matters. The Audit Committee members are not professional accountants or auditors, and their functions are not intended to duplicate or to certify the activities of management and the independent auditors. In its oversight role, the Committee relies on the work and assurances of: (1) Protective's management, who has the primary responsibility for the establishment and maintenance of systems of internal controls and for the preparation, presentation and integrity of the financial statements and other financial information included in Protective's Annual Report; and (2) Protective's independent accountants, who are responsible for planning and performing an independent audit of Protective's consolidated financial statements in accordance with generally accepted auditing standards and issuing a report expressing an opinion on the conformity of those audited financial statements with accounting principles generally accepted in the United States.

In fulfilling its oversight responsibilities, the Committee has: (1) reviewed and discussed the audited consolidated financial statements with management, who represented to the Committee that our consolidated financial statements were prepared in accordance with accounting principles and practices generally accepted in the United States; (2) discussed with the independent accountants the matters required to be discussed by PCAOB AU Section 380 (*Communication with Audit Committees)*, including their judgment as to the quality not just the acceptability of the accounting principles, the reasonableness of significant judgments and the clarity of the disclosure in the financial statements; and (3) received the written disclosures and the letter from the independent accountants required by PCAOB Rule 3526 (*Communication with Audit Committees Concerning Independence*), discussed with the independent accountants its independence from the Company and its management and considered the compatibility of non-audit services provided by the independent accountants with auditor independence.

The Committee discussed with Protective's internal auditors and the independent accountants the overall scope and plans for their respective audits. The Committee meets with the internal auditors and independent accountants, with and without management present, to discuss the results of their examinations, their evaluations of Protective's internal controls, and the overall quality of Protective's financial reporting. The Committee also meets regularly in executive session.

Based on the reviews and discussions referred to above and in reliance on management's representations and the independent accountants' report with respect to the financial statements, the Committee recommended to the Board of Directors that the audited consolidated financial statements be included in the Annual Report on Form 10-K for the year ended December 31, 2009 for filing with the Securities and Exchange Commission. The Committee also appointed PricewaterhouseCoopers LLP as Protective's independent accountants for the fiscal year ending December 31, 2010.

AUDIT COMMITTEE

Vanessa Leonard, Chairperson
James S. M. French
Hans H. Miller
W. Michael Warren, Jr.
Vanessa Wilson

Independent Accountant Fees and Services

The following table shows the aggregate fees billed by PricewaterhouseCoopers LLP for 2009 and 2008 with respect to various services provided to Protective and its subsidiaries.

Type of Fees	2009	2008
	($ in millions)	
Audit Fees	$4.5	$4.7
Audit-Related Fees	0.2	0.5
Tax Fees	0.4	0.6
All Other Fees	0.0	0.0
Total	$5.1	$5.8

Audit Fees. Audit Fees were for professional services rendered for the audits of our consolidated financial statements, including:

- integrated audits of our consolidated financial statements and the effectiveness of internal controls over financial reporting,
- audits (U.S. GAAP and statutory basis) of certain of our subsidiaries,
- issuance of comfort letters and consents,
- assistance with review of documents filed with the SEC and other regulatory authorities, and
- expenses related to the above services.

Audit-Related Fees. Audit-Related Fees were for:

- assurance and related services related to employee benefit plan audits,
- due diligence and accounting consultations in connection with acquisitions,
- attest services that are not required by statute or regulation, and
- consultations concerning financial accounting and reporting standards.

Tax Fees. Tax Fees were for services related to:

- tax compliance, including the preparation and reviews of tax returns and claims for refund,
- tax planning and tax advice, including assistance with tax audits and appeals, advice related to acquisitions, tax services for employee benefit plans, and requests for rulings or technical advice from tax authorities.

All Other Fees. All Other Fees include fees that are appropriately not included in the Audit, Audit-Related, and Tax categories.

Pre-Approval of Independent Accountant Services

On February 22, 2010, the Audit Committee approved the engagement of PricewaterhouseCoopers LLP to render audit and non-audit services for us and our subsidiaries for the period ended February 2011. Its policy is to pre-approve, generally for a 12-month period, the audit, audit-related, tax and other services provided by the independent accountants to us and our subsidiaries. Under the pre-approval process, the Committee reviews and approves specific services and categories of services and the maximum aggregate fee for each service or service category. Performance of any additional services or categories of services, or of services that would result in fees in excess of the established maximum, requires the separate pre-approval of the Audit Committee or one of its members who has been delegated pre-approval authority. The Committee or its Chairman pre-approved all Audit, Audit-Related, Tax and Other services performed for us by PricewaterhouseCoopers LLP with respect to fiscal year 2009.

In evaluating the selection of PricewaterhouseCoopers LLP as principal independent accountants for us and our subsidiaries, the Audit Committee considered whether the provision of the non-audit services described above is compatible with maintaining the independent accountants' independence. The Committee determined that such services have not affected PricewaterhouseCoopers LLP's independence. The Committee also reviewed the non-audit services performed in 2009 and determined that those services were consistent with our policy. In addition, the Audit Committee considered the non-audit professional services that PricewaterhouseCoopers LLP will likely be asked to provide for us during 2010, and the effect which performing such services might have on audit independence.

GENERAL INFORMATION

Electronic Delivery of Proxy Materials. We strongly encourage you to elect to receive future proxy materials electronically in order to conserve natural resources and help us reduce printing costs and postage fees. With electronic delivery, if you are a share owner of record, you will be notified as soon as the proxy materials are available on the Internet. To sign up for electronic delivery, please follow the instructions on your proxy card to vote using the Internet and, when prompted, indicate that you agree to receive or access share owner communications electronically in future years.

If you hold your shares in a brokerage account, you may also have the opportunity to receive proxy materials electronically. Please follow your broker's instructions.

Householding. We have adopted the SEC-approved procedure of householding. Under this procedure, share owners who have the same address and last name and do not participate in electronic delivery will receive only one copy of our proxy materials, unless one or more of these share owners notifies us that they wish to continue receiving individual copies. Share owners who participate in householding will continue to receive separate proxy cards. This procedure will reduce our printing costs and postage fees.

If you wish to continue to receive multiple copies of the proxy materials at the same address, you may request multiple copies by notifying us in writing or by telephone at: Investor Relations, Protective Life Corporation, P.O. Box 2606, Birmingham, Alabama 35202, telephone (205) 268-3912, fax (205) 268-5547. You may revoke your consent to householding by notifying us at least 30 days before the mailing of proxy materials in March of each year. If you share an address with another share owner and currently are receiving multiple copies of the proxy materials, you may request householding by notifying us at the address or telephone number given above.

Form 10-K Reports Available. Our Annual Report on Form 10-K is electronically available on our website (www.protective.com) and on the SEC's website (www.sec.gov). **You may receive a printed copy of this document, without charge, by mailing a request to: Investor Relations, Protective Life Corporation, P.O. Box 2606, Birmingham, Alabama 35202, telephone (205) 268-3912, fax (205) 268-5547.**

Incorporation by Reference. In our SEC filings, information is sometimes "incorporated by reference." This means that we are referring you to information that has previously been filed with the SEC and the information should be considered as part of the particular filing. As SEC regulations provide, the "Audit Committee Report" and the "Compensation Committee Report" contained in this proxy statement specifically are not incorporated by reference into any other SEC filings. In addition, this proxy statement contains several website addresses. These website addresses are intended to provide inactive, textual references only. The information on those websites is not part of this proxy statement.

Share Owner Proposals and Nominations for 2011 Annual Meeting. If a share owner wishes to have a qualified proposal considered for inclusion in next year's proxy statement, the share owner must submit the proposal in writing to our Secretary at our principal executive office so that we receive it by November 30, 2010.

In addition, any share owner who intends to submit a proposal for consideration at our 2011 annual meeting, but not for inclusion in our proxy statement, or who intends to submit a nominee for election as a director at the meeting must notify our Secretary in writing. Under our Bylaws, the notice must be received at our principal executive office no earlier than February 10, 2011 and no later than March 11, 2011, and must satisfy specified requirements. You may receive a printed copy of our Bylaws by mailing a request to Protective Life Corporation, Corporate Secretary's Office, P.O. Box 2606, Birmingham, Alabama 35202.

These advance notice provisions are in addition to, and separate from, the requirements that a share owner must meet in order to have a proposal included in the proxy statement under SEC rules.

REBUILDING

MOMENTUM

Notwithstanding the headwinds created by the economy, the Company produced strong overall financial results for the year.

As we look to the future, we are energized by the abundant opportunities we see for growth next year and beyond. We are well on our way to rebuilding momentum for the future.

TO OUR
SHARE OWNERS

2009 was a year of challenges and achievements. The combined effects of turmoil in the financial and credit markets and the most challenging economic conditions we've experienced since the 1930's created a difficult operating environment. Notwithstanding the headwinds created by the economy, our team rose to the occasion and produced strong overall financial results for the year. We were pleased to report:

- Pre-tax operating earnings for the year were $495.4 million–a record level.
- Total adjusted statutory capital reached $2.8 billion–a 41% increase and a record level.
- Our risk-based capital ratio at year-end was 429%–a record level.
- Positive net income in each quarter of the year and a cumulative profit since the beginning of the financial crisis in September 2008.
- Our commercial real estate portfolio incurred minimal losses and problem loans during the year.

But there were some disappointments along the way. We recognized, in earnings, other-than-temporary impairments during the year that totaled $180 million, mostly from losses taken or future losses expected on once highly-rated residential mortgage backed securities. Our core business segment, Life Marketing, reported lower earnings. The downward earnings pressure in this line was primarily the result of much higher funding costs for securitizing redundant reserves. Stable Value earnings decreased steadily throughout 2009 as a result of disruptions in the funding agreement market which caused our account balance to decrease. Finally, the Asset Protection segment reported lower earnings, primarily as a result of much reduced sales volumes in the auto and marine markets.

There were, however, many other encouraging and positive developments to report at the operating segment level of our business.

In our Life Marketing segment, we increased our life sales by 3%, while industry data indicates that industry sales were down 20% for the year. We were able to successfully execute our plan to grow our universal life sales in the face of a sharp decline in industry sales of that product, and by the last quarter of the year we had achieved a near 50/50 mix of term and universal life sales. Mortality experience for the year was $14.5 million more favorable than our expectations. And even in the face of economic turmoil and unstable market conditions, we continued to invest in the development and introduction of many new, innovative life products and increased the size and bolstered the quality of our life insurance field marketing team through active recruitment of key talent.

In our Annuities segment, we reported pre-tax operating earnings of $56.6 million, up 203% from the previous year. This segment has had back-to-back years of solid earnings growth, and our annuity account balance rose to $10 billion at year end. Variable annuity sales increased during the year by 76% to $796 million, a record level, while industry variable annuity sales declined 23%. As the market environment shifted, we worked to keep our products current while restructuring and "de-risking" our variable annuity living benefit product features. The year afforded us the opportunity to broaden, deepen and diversify our relationships with institutions that distribute our annuities.

In our Acquisitions segment, we were pleased to report pre-tax operating earnings of $133.8 million, results well above our plan for the year. We worked diligently during the year to manage expenses and to prepare ourselves for future acquisition opportunities.

2009 WAS A YEAR OF CHALLENGES. WE ARE PLEASED TO REPORT MANY ENCOURAGING DEVELOPMENTS AT THE OPERATING LEVEL OF OUR BUSINESS.

In our Asset Protection segment, we faced significant challenges as a result of the bankruptcy of General Motors and Chrysler, the failure or closing of thousands of auto dealerships and a new car market that fell by more than a third during the year. Notwithstanding these challenges, we reported pre-tax operating earnings of $23.2 million, in line with our plan for the year. We achieved this result by aggressively managing our



JOHN D. JOHNS
CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER

expenses in response to declining sales and growing our producing dealer base by nearly 10%. We also launched two new international initiatives, one in China and another in Europe, both of which are described in more detail below.

In our Stable Value segment, though our account balances declined significantly as a result of the financial crisis, we continued to report healthy spreads and maintained high quality service and good relationships with our customers.

At the Corporate level, we created a new Chief Risk Officer position and recruited Ed Berko, a seasoned professional with more than 20 years of experience in the risk management field, to lead our risk management efforts. To support this new formalized Risk Management infrastructure, we successfully recruited a team of experienced and talented professionals to work under Ed's supervision.

Early in the year we positioned our company to be eligible to participate in the Capital Purchase Program component of the U.S. Treasury's Troubled Asset Relief Program initiative. As the year unfolded we decided that we did not need capital support from the government, and we ultimately withdrew our application to participate in this program.

In May we were able to access the public equity market, and we successfully raised $133 million of common equity, albeit on terms that were dilutive to our existing share owners. Our ability to raise equity in the midst of the financial crisis demonstrated market confidence in our franchise and positioned us for the strong results we posted later in the year.

We also were able to repurchase $800 million of surplus notes supporting one of our securitization structures at a significant discount, generating a $126 million pre-tax gain, net of deferred issuance costs.

Outlook and Strategies

While it now appears that conditions in the capital and credit markets are much improved and the financial crisis is subsiding, the U.S. economy is still weak and fragile and the outlook for recovery is uncertain. Against this backdrop, we recognize that there are a number of challenges that we must address and resolve as we make plans to rebuild earnings momentum. But as we look to the future, we are energized by the abundant opportunities we see in 2010 to set the stage for growth next year and beyond.

As a starting point, our statutory capital is now well in excess of what we believe to be the minimum required for our current ratings level, and our balance sheet is strong. This means that we are now in an excellent position to pursue acquisitions. Our experience is that in times such as these, when growth is slow and industry balance sheets are under pressure, the most attractive acquisition opportunities tend to emerge. We believe that the combination of our strong capital position and deep experience in all segments of the acquisitions process positions us very well for success in acquisitions. We also are examining structures in which we can join forces with others to execute even larger transactions.

Our Life Marketing and Annuities teams are also developing and executing exciting plans for growth. As noted above, we continued hiring and recruiting marketing talent during the financial crisis and also continued to make investments in infrastructure in both lines of business. As a result, we are now very well positioned to grow life and annuity sales.

In Life Marketing, we plan to improve our existing product and distribution models by enhancing service, paying close attention to consumer needs and trends and managing expenses. Industry data consistently indicates that there is a very large under-served market for life insurance and retirement savings products in the United States. For a variety of reasons, millions of Americans have less life insurance protection than they need, and the majority of the population will not be prepared to retire. We are working enthusiastically on new, more creative and innovative approaches to the business that will emphasize understanding consumer

OUR EXPERIENCE IS THAT IN TIMES SUCH AS THESE, WHEN GROWTH IS SLOW AND INDUSTRY BALANCE SHEETS ARE UNDER PRESSURE, THE MOST ATTRACTIVE ACQUISITION OPPORTUNITIES TEND TO EMERGE.

needs at a more granular level, simplifying the customer experience and offering a distinctive, differentiated value proposition. We hope that by doing so, over time, we can break out of the commoditization cycle that presents such a challenge to the life insurance industry today.

In life insurance, our product focus in 2010 will continue to be on growing our sales of universal life products. UL products generally have more attractive margins, returns and profit emergence patterns than term insurance and are generally more capital efficient.

We also enjoy good momentum in the annuities space, especially with our variable annuities. Like most life insurance companies, we carefully reevaluated our variable annuity product designs to lower risks and enhance profitability in 2009. We believe we are positioned to become a larger player in the variable annuity business, while continuing to enjoy good sales of traditional fixed annuity products. Our fixed annuities are providing attractive returns and profits. Our major short-term constraint in the fixed annuity area is our ability to identify and purchase suitable investments to support the product line.

In Asset Protection, we see some encouraging signs indicating that the automobile and marine markets are slowly beginning to recover. We plan to grow our U.S. extended service contract business by expanding our traditional distributor base and forming alliances with new, non-traditional distributors. We also hope to find growth through product innovation and by reaching customer segments that are not currently being offered our Asset Protection products.

We are also very excited about the prospects of our new joint efforts in China and Europe. In China we are joining forces with China Pacific Insurance Company (one of the largest insurers in China), local investors and current U.S. distributors of our extended service contracts to explore new opportunities in that market. The Chinese auto market is now the world's largest, and industry experts expect auto sales to grow tremendously in China over the next decade. While our joint effort is exploratory in nature (since our products are generally new to the market), we are now actively selling products, and we see encouraging



DEBORAH J. LONG, EXECUTIVE VICE PRESIDENT, SECRETARY AND GENERAL COUNSEL (2007), JOINED THE COMPANY IN 1994

EDWARD M. BERKO, EXECUTIVE VICE PRESIDENT AND CHIEF RISK OFFICER (2009)

JOHN D. JOHNS, CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER (2003); JOINED THE COMPANY IN 1993

RICHARD J. BIELEN, VICE CHAIRMAN AND CHIEF FINANCIAL OFFICER (2007); JOINED THE COMPANY IN 1991

CAROLYN M. JOHNSON, EXECUTIVE VICE PRESIDENT AND CHIEF OPERATING OFFICER (2007); JOINED THE COMPANY IN 2004

CARL S. THIGPEN, EXECUTIVE VICE PRESIDENT AND CHIEF INVESTMENT OFFICER (2007); JOINED THE COMPANY IN 1984 signs that the Chinese consumer appreciates the utility and value of our products.

We are also delighted to be teaming up with MAPFRE through a cooperative agreement under which we will collaborate to market extended service contracts in Europe and other parts of the world.

OUR PEOPLE REAFFIRMED MY FAITH IN THE STRENGTH WE DERIVE FROM OUR VALUES-DRIVEN CULTURE AND OUR CORE BELIEF THAT *DOING THE RIGHT THING IS SMART BUSINESS.®*

MAPFRE is the largest insurance group in Spain and is a very highly respected player in the insurance business throughout Europe, South America and other markets around the world.

In Stable Value, our focus will be on stabilizing our account balance at an appropriate level while continuing to maintain healthy spreads. We continue to explore various ways to use our expertise in this area to reenter the market.

In our investment portfolio, we are seeing a significant decline in the level of impairments in our securities portfolio and encouraging performance at this stage of the economic cycle in our commercial real estate portfolio. While we do expect some additional impairments over the next several quarters and expect to have some issues to work through in the commercial real estate portfolio, we expect that the level of problems and issues will be very manageable.

* * * * * * * * * * * *

I also want to note that Hans Miller joined our Board of Directors in August of 2009. Hans is an accomplished veteran in the insurance world. Hans is currently a board member and advisor to financial and non-financial institutions globally, particularly in the areas of acquisitions and strategy. In Singapore, he is non-executive chairman of Hwa Hong Corporation Limited. He has a wealth of experience in the field of insurance, having served for many years as a senior executive at one of the largest insurance companies in the United States. We are delighted to have Hans on the Board and expect our Company will benefit greatly from Hans' knowledge and experience.

In conclusion, I am very proud of the way the Protective management team and employees performed in response to the challenging economic conditions we faced in 2009. Our people reaffirmed my faith in the strength we derive from our values-driven culture and our core belief that *Doing the Right Thing is Smart Business.®* What better demonstration of the strength and resiliency of a financial institution and its people than to not only withstand the worst financial crisis of the last 80 years, but to come through with the strongest balance sheet in our history, a record level of earnings and a stronger and more robust capacity to distribute products? No doubt 2010 will present a new set of hurdles and obstacles, but I am completely confident that our team will continue to be up to the task and that we are well on our way to rebuilding solid momentum for the future.

We thank you for your trust and confidence in Protective. Be assured that we are doing everything we can to be good stewards of your capital and create share owner value as we drive the Company toward renewed growth and solid financial performance in the future.

Sincerely yours,



John D. Johns
Chairman, President and Chief Executive Officer

DIRECTORS & OFFICERS

BOARD OF DIRECTORS

James S. M. French
Vice Chairman, Investments
Dunn Investment Company
(materials construction and investment holding company)
1996

Thomas L. Hamby
formerly President – AT&T Alabama
AT&T Inc.
(telecommunications)
2004

John D. Johns
Chairman of the Board, President and Chief Executive Officer
Protective Life Corporation
1997

Vanessa Leonard
Attorney at Law
(provider of legal services)
2004

Charles D. McCrary
President and Chief Executive Officer
Alabama Power Company
(public utility)
2005

John J. McMahon, Jr.
Chairman of the Board
Ligon Industries, LLC
(manufacturer of waste water treatment equipment, aluminum castings and hydraulic cylinders)
1987

Hans Miller
Non-executive Chairman of Hwa Hong Corporation Limited Singapore
(operations in real estate and property and casualty insurance)
2009

Malcolm Portera
Chancellor
University of Alabama System
(higher education)
2003

C. Dowd Ritter
Chairman of the Board, President and Chief Executive Officer
Regions Financial Corporation
(bank holding company)
2005

William A. Terry
Principal
Highland Associates, Inc.
(SEC registered investment advisor)
President and Chairman of the Board
Highland Information Services, Inc.
(registered broker-dealer)
2004

W. Michael Warren, Jr.
President and Chief Executive Officer
Children's Health System
(medical facility)
2001

Vanessa Wilson
formerly Managing Director
Deutsche Bank Securities, Inc.
(broker-dealer)
2006

EXECUTIVE OFFICERS
PROTECTIVE LIFE CORPORATION

John D. Johns
Chairman of the Board, President and Chief Executive Officer

Edward M. Berko
Executive Vice President and Chief Risk Officer

Richard J. Bielen
Vice Chairman and Chief Financial Officer

Carolyn M. Johnson
Executive Vice President and Chief Operating Officer

Deborah J. Long, JD
Executive Vice President, Secretary and General Counsel

Carl S. Thigpen
Executive Vice President and Chief Investment Officer

D. Scott Adams
Senior Vice President and Chief Human Resources Officer

Brent E. Griggs
Senior Vice President, Asset Protection Division

Carolyn King, FSA
Senior Vice President, Acquisitions and Corporate Development

Steven G. Walker
Senior Vice President, Controller and Chief Accounting Officer

Judy Wilson
Senior Vice President, Stable Value Products

PRINCIPAL OPERATING SUBSIDIARIES
FOR PROTECTIVE LIFE CORPORATION

- Protective Life Insurance Company
- West Coast Life Insurance Company
- Protective Life and Annuity Insurance Company
- Lyndon Insurance Group, Inc. and affiliates

PERFORMANCE COMPARISON

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
AMONG PROTECTIVE LIFE CORPORATION, THE S&P 500 INDEX AND A PEER GROUP



$ 140
$ 120
$ 100
$ 80
$ 60
$ 40
$ 20
$ 0
12/04
12/05
12/06
12/07
12/08
12/09
Protective Life Corporation
S&P 500
Peer Group

	12/04	12/05	12/06	12/07	12/08	12/09
Protective Life Corporation	100.00	104.43	115.43	101.68	36.71	44.22
S&P 500	100.00	104.91	121.48	128.16	80.74	102.11
Peer Group	100.00	113.26	125.40	119.11	35.87	43.52

*$100 invested on 12/31/04 in stock or index, including reinvestment of dividends.
Fiscal year ending December 31.
Source: Research Data Group, Inc.

The graph shown above compares total returns on Protective's common stock over the last five fiscal years to the Standard & Poor's 500 Stock Index ("S&P 500") and to a peer comparison group ("Peer Group"). The graph assumes that $100 was invested on December 31, 2004, and that all dividends were reinvested. Points on the graph represent performance as of the last business day of each of the years indicated.

The following companies are included in the Peer Group index and are the same as those companies in Protective's 2009 comparison group of companies for the total shareholder return component of the 2009 incentives under the annual incentive plan. The index weights individual company returns for stock market capitalization. The companies included in the Peer Group index are shown below.

Aflac Incorporated
American Equity Investment Life
American International Group, Inc.
American National Insurance Company
Ameriprise Financial, Inc.
Assurant, Inc.
Citizen, Inc.
Conseco, Inc.
Delphi Financial Group, Inc.
FBL Financial Group, Inc.
Genworth Financial, Inc.
Hartford Financial Services Group, Inc.
Horace Mann Educators Corporation
Kansas City Life Insurance Company
Lincoln National Corporation
MetLife, Inc.
National Western Life Insurance Company
Phoenix Companies, Inc.
Presidential Life Insurance Company
Principal Financial Group, Inc.
Protective Life Corporation
Prudential Financial, Inc.
Reinsurance Group of America, Inc.
StanCorp Financial Group, Inc.
Torchmark Corporation
Unum Group

The composition of the Peer Group has changed from the group used in last year's proxy statement. The Allstate Corporation, Independence Holding Company, Manulife Financial Corporation and Nationwide Financial Services, Inc. were deleted and Horace Mann Educators Corporation was added so that the market capitalization, revenue mix and product focus of the companies in the Peer Group would more closely match Protective's.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 10-K

☒ **Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

For the fiscal year ended December 31, 2009

or

☐ **Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

For the transition period from to

Commission File Number 001-11339

PROTECTIVE LIFE CORPORATION
(Exact name of registrant as specified in its charter)

DELAWARE	**95-2492236**
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification Number)

2801 HIGHWAY 280 SOUTH
BIRMINGHAM, ALABAMA 35223
(Address of principal executive offices and zip code)
Registrant's telephone number, including area code **(205) 268-1000**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $0.50 Par Value	New York Stock Exchange
PLC Capital Trust III 7.5% Trust Originated Preferred Securities, including the Guarantee of Protective Life Corporation	New York Stock Exchange
PLC Capital Trust IV 7.25% Trust Originated Preferred Securities, including the Guarantee of Protective Life Corporation	New York Stock Exchange
PLC Capital Trust V 6.125% Trust Originated Preferred Securities, including the Guarantee of Protective Life Corporation	New York Stock Exchange
7.25% Capital Securities	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☒

Note—Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Exchange Act from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer, or a smaller reporting company. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated Filer ☐	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller Reporting Company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

Aggregate market value of the registrant's voting common stock held by non-affiliates of the registrant as of June 30, 2009: $964,256,848

Number of shares of Common Stock, $0.50 Par Value, outstanding as of February 24, 2010: 85,584,443

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's Proxy Statement prepared for the 2010 annual meeting of shareowners, pursuant to Regulation 14A, are incorporated by reference into Part III of this Report.

PROTECTIVE LIFE CORPORATION
ANNUAL REPORT ON FORM 10-K
FOR FISCAL YEAR ENDED DECEMBER 31, 2009

TABLE OF CONTENTS

		Page
	PART I	
Item 1.	Business	3
Item 1A.	Risk Factors and Cautionary Factors that may Affect Future Results	20
Item 1B.	Unresolved Staff Comments	37
Item 2.	Properties	37
Item 3.	Legal Proceedings	38
Item 4.	Submission of Matters to a Vote of Security Holders	38
	PART II	
Item 5.	Market for the Registrant's Common Equity and Related Stockholder Matters and Issuer Purchases of Equity Securities	39
Item 6.	Selected Financial Data	40
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	41
Item 7A.	Quantitative and Qualitative Disclosures About Market Risk	116
Item 8.	Financial Statements and Supplementary Data	117
Item 9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	210
Item 9A.	Controls and Procedures	210
Item 9B.	Other Information	211
	PART III	
Item 10.	Directors and Executive Officers and Corporate Governance	212
Item 11.	Executive Compensation	212
Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	212
Item 13.	Certain Relationships and Related Transactions and Director Independence	212
Item 14.	Principal Accountant Fees and Services	212
	PART IV	
Item 15.	Exhibits and Financial Statement Schedules	213
	Signatures	217

PART I

Item 1. Business

Protective Life Corporation is a holding company with subsidiaries that provide financial services through the production, distribution, and administration of insurance and investment products. Founded in 1907, Protective Life Insurance Company ("PLICO") is the Company's largest operating subsidiary. Unless the context otherwise requires, "Company," "we," "us," or "our" refers to the consolidated group of Protective Life Corporation and its subsidiaries.

The Company operates several operating segments' each having a strategic focus. An operating segment is distinguished by products, channels of distribution, and/or other strategic distinctions. The Company's operating segments are Life Marketing, Acquisitions, Annuities, Stable Value Products, and Asset Protection. The Company has an additional segment referred to as Corporate and Other which consists of net investment income (including the impact of carrying excess liquidity), expenses not attributable to the segments above (including net investment income on capital and interest on debt), a trading portfolio that was previously part of a variable interest entity, and the operations of several non-strategic or runoff lines of business. The Company periodically evaluates operating segments, as prescribed in the Accounting Standard Codification ("ASC" or "Codification") Segment Reporting Topic, and makes adjustments to our segment reporting as needed.

Additional information concerning the Company's operating segments may be found in Item 7, *Management's Discussion and Analysis of Financial Condition and Results of Operations* and Note 22, *Operating Segments* to Consolidated Financial Statements included herein.

In the following paragraphs, the Company reports sales and other statistical information. These statistics are used to measure the relative progress of its marketing and acquisition efforts, but may or may not have an immediate impact on reported segment operating income. Sales data for traditional life insurance is based on annualized premiums, while universal life sales are based on annualized planned premiums, or "target" premiums if lesser, plus 6% of amounts received in excess of target premiums and 10% of single premiums. "Target" premiums for universal life are those premiums upon which full first year commissions are paid. Sales of annuities are measured based on the amount of deposits received less surrenders occurring within twelve months of the deposit. Stable value contract sales are measured at the time that the funding commitment is made based on the amount of deposit to be received. Sales within the Asset Protection segment are based on the amount of single premium and fees received.

These statistics are derived from various sales tracking and administrative systems and are not derived from the Company's financial reporting systems or financial statements. These statistics attempt to measure some of the many factors that may affect future profitability, and therefore, are not intended to be predictive of future profitability.

Life Marketing

The Life Marketing segment markets level premium term insurance ("traditional"), universal life ("UL"), variable universal life, and bank-owned life insurance ("BOLI") products on a national basis through a variety of distribution channels. The largest distribution system is comprised of brokerage general agencies who recruit a network of independent life agents. The segment also distributes insurance products through a network of experienced independent personal producing general agents who are recruited by regional sales managers and through stockbrokers and banks. The Company markets its BOLI products through independent marketing organizations that specialize in the BOLI market.

The following table presents the Life Marketing segment's sales measured by new premium:

For The Year Ended December 31,	Sales
	(Dollars In Millions)
2005	$295
2006	228
2007	229
2008	158
2009	163

Acquisitions

The Acquisitions segment focuses on acquiring, converting, and servicing policies acquired from other companies. The segment's primary focus is on life insurance policies and annuity products that were sold to individuals. These acquisitions may be accomplished through acquisitions of companies or through the reinsurance of blocks of policies from other insurers. The level of the segment's acquisition activity is predicated upon many factors, including available capital, operating capacity, competitive landscape, and market dynamics. The Company expects acquisition opportunities to continue to be available; however, the Company believes it may face increased competition and evolving capital requirements that may affect the environment and the form of future acquisitions.

Most acquisitions closed by the Acquisitions segment have not included the acquisition of an active sales force, thus policies acquired through the segment are "closed" blocks of business (no new policies are being marketed). Therefore, the amount of insurance in-force for a particular acquisition is expected to decline with time due to lapses, deaths, and other terminations of coverage. In transactions where some marketing activity was included, the Company generally either ceased future marketing efforts or redirected those efforts to another segment of the Company. However, from time to time, the Company may elect to continue marketing new policies and to operate such operations as a component of other segments.

The Company believes that its focused and disciplined approach to the acquisition process and its experience in the assimilation, conservation, and servicing of acquired policies provides a significant competitive advantage.

Since most acquisitions consist of closed blocks of business, earnings and account values from the Acquisitions segment are expected to decline with time unless new acquisitions are made. Therefore, the segment's revenues and earnings may fluctuate from year to year depending upon the level of acquisition activity.

On July 3, 2006, the Company completed its acquisition of the Chase Insurance Group, which consisted of five insurance companies that manufactured and administered traditional life insurance and annuity products and four related non-insurance companies (which collectively are referred to as the "Chase Insurance Group"). The Chase Insurance Group historically was headquartered in Elgin, Illinois, and primarily offered level premium term and other traditional life products, as well as fixed and variable annuity products. While the Company has ceased marketing level premium term and other traditional life products previously offered by the Chase Insurance Group, as noted above, the Company has continued marketing fixed annuity products and single premium life products through certain of its insurance subsidiaries. The results of continuing sales are included in the Life Marketing and Annuities segments.

From time to time the Company's other operating segments have acquired companies and blocks of policies which are included in their respective results.

Annuities

The Annuities segment markets and supports fixed and variable annuity products. These products are primarily sold through broker-dealers, financial institutions, and independent agents and brokers.

The Company's fixed annuities include modified guaranteed annuities which guarantee an interest rate for a fixed period. Because contract values for these annuities are "market-value adjusted" upon surrender prior to maturity, in certain interest rate environments, these products afford the Company with a measure of protection from the effects of changes in interest rates. The Company's fixed annuities also include single premium deferred annuities, single premium immediate annuities, and equity indexed annuities. However, equity indexed annuities are not actively being marketed. The Company's variable annuities offer the policyholder the opportunity to invest in various investment accounts.

The following table presents fixed and variable annuity sales. The demand for annuity products is related to the general level of interest rates and performance of the equity markets. Additionally, the Company has continued the marketing of new annuity products associated with its 2006 acquisition of the Chase Insurance Group, and included these sales as a component of the Annuities segment.

For The Year Ended December 31,	Fixed Annuities	Variable Annuities	Total Annuities
	(Dollars In Millions)		
2005	$ 275	$312	$ 587
2006	878	323	1,201
2007	1,194	472	1,666
2008	2,160	452	2,612
2009	1,225	796	2,021

Stable Value Products

The Stable Value Products segment sells guaranteed funding agreements ("GFAs") to special purpose entities that in turn issue notes or certificates in smaller, transferable denominations. The segment also markets fixed and floating rate funding agreements directly to the trustees of municipal bond proceeds, institutional investors, bank trust departments, to the Federal Home Loan Bank ("FHLB"), and money market funds. During 2003, the Company registered a funding agreement-backed notes program with the United States Securities and Exchange Commission (the "SEC"). Through this program, the Company is able to offer notes to both institutional and retail investors. The amount available under this program was increased by $4 billion in 2005 through a second registration. In February 2009, the Company updated the second registration in accordance with applicable SEC rules and such updated registration provides for the sale of the unsold portion of notes previously registered under the program. The segment's funding agreement-backed notes complement the Company's overall asset/liability management in that the terms of the funding agreements may be tailored to the needs of Protective Life as the seller of the funding agreements, as opposed to solely meeting the needs of the buyer.

Additionally, the segment markets guaranteed investment contracts ("GICs") to 401(k) and other qualified retirement savings plans. GICs are contracts which specify a return on deposits for a specified period and often provide flexibility for withdrawals at book value in keeping with the benefits provided by the plan. The demand for GICs is related to the relative attractiveness of the "fixed rate" investment option in a 401(k) plan compared to the equity-based investment options available to plan participants.

The Company's emphasis is on a consistent and disciplined approach to product pricing and asset/liability management, careful underwriting of early withdrawal risks, and maintaining low distribution and administration costs. Most GIC contracts and funding agreements written by the Company have maturities of one to ten years.

The following table presents Stable Value Products sales:

For The Year Ended December 31,	GICs	Funding Agreements	Total
	(Dollars In Millions)		
2005	$ 96	$1,316	$1,412
2006	294	140	434
2007	133	794	927
2008	166	1,803	1,969
2009	—	—	—

In 2009, the Company chose to not participate in the stable value market.

Asset Protection

The Asset Protection segment primarily markets extended service contracts and credit life and disability insurance to protect consumers' investments in automobiles, watercraft, and recreational vehicles ("RV"). In addition, the segment markets a guaranteed asset protection product. The segment's products are primarily marketed through a national network of approximately 3,750 automobile, marine, and RV dealers. A network of direct employee sales representatives and general agents distributes these products to the dealer market.

The following table presents the insurance and related product sales measured by new revenue:

For The Year Ended December 31,	Sales
	(Dollars In Millions)
2005	$489
2006	536
2007	552
2008	411
2009	305

In 2009, approximately 90.8% of the segment's sales were through the automobile, marine, and RV dealer distribution channel, and approximately 74.4% of the segment's sales were extended service contracts. Approximately 47.7% of the Company's service contract business covers vehicles produced by domestic car makers. A portion of the sales and resulting premium are reinsured with producer-affiliated reinsurers.

Corporate and Other

The Company has an additional segment referred to as Corporate and Other. The Corporate and Other segment primarily consists of net investment income and expenses not attributable to the other operating segments described above (including net investment income on capital and interest on debt) and a trading portfolio that was previously part of a variable interest entity. This segment also includes earnings from several non-strategic or runoff lines of business (primarily cancer insurance, residual value insurance, surety insurance, and group annuities), various investment-related transactions, and the operations of several small subsidiaries. The earnings of this segment may fluctuate from year to year.

Investments

As of December 31, 2009, the Company's investment portfolio was approximately $29.1 billion. The types of assets in which the Company may invest are influenced by various state laws which prescribe qualified investment assets. Within the parameters of these laws, the Company invests in assets giving consideration to such factors as liquidity and capital needs, investment quality, investment return, matching of assets and liabilities, and the overall composition of the investment portfolio by asset type and credit exposure. For further information regarding the Company's investments, the maturity of and the concentration of risk among the Company's invested assets, derivative financial instruments, and liquidity, see Note 2, *Summary of Significant Accounting Policies,* Note 4, *Investment Operations* to Consolidated Financial Statements, Note 21, *Derivative Financial Instruments*, and Item 7, *Management's Discussion and Analysis of Financial Condition and Results of Operations*.

The following table shows the reported values of the Company's invested assets:

	As of December 31,			
	2009		2008	
	(Dollars In Thousands)			
Publicly issued bonds (amortized cost: 2009—$18,376,802; 2008—$18,880,847)	$18,100,141	62.3%	$16,554,695	62.3%
Privately issued bonds (amortized cost: 2009—$4,851,515; 2008—$4,210,825)	4,730,286	16.3	3,544,285	13.3
Fixed maturities	22,830,427	78.6	20,098,980	75.6
Equity securities (cost: 2009—$280,615; 2008—$358,159)	275,497	0.9	302,132	1.1
Mortgage loans	3,877,087	13.3	3,848,288	14.5
Investment real estate	25,188	0.1	14,810	0.1
Policy loans	794,276	2.7	810,933	3.1
Other long-term investments	204,754	0.7	432,137	1.6
Short-term investments	1,049,609	3.7	1,059,506	4.0
Total investments	$29,056,838	100.0%	$26,566,786	100.0%

Included in the preceding table are $2.9 billion and $3.2 billion of fixed maturities and $250.8 million and $80.4 million of short-term investments classified as trading securities as of December 31, 2009 and 2008, respectively. The trading portfolio includes invested assets of $2.7 billion and $2.9 billion as of December 31, 2009 and 2008, respectively, held pursuant to modified coinsurance ("Modco") arrangements under which the economic risks and benefits of the investments are passed to third-party reinsurers.

As of December 31, 2009, the Company's fixed maturity investment holdings were approximately $22.8 billion. The approximate percentage distribution of the Company's fixed maturity investments by quality rating is as follows:

	As of December 31,	
Rating	2009	2008
AAA	19.9%	35.2%
AA	4.9	6.6
A	18.7	19.8
BBB	42.9	33.0
Below investment grade	13.6	5.4
	100.0%	100.0%

The increase in BBB securities in the table above is a result of negative ratings migration on securities owned by the Company. During 2009, the Company did not actively purchase securities below the BBB level.

The distribution of our fixed maturity investments by type is as follows:

Type	As of December 31, 2009	2008
	(Dollars In Millions)	
Corporate bonds	$14,847.8	$12,076.6
Residential mortgage-backed securities	3,917.5	5,013.4
Commercial mortgage-backed securities	1,124.3	1,182.1
Asset-backed securities	1,120.8	1,102.1
U.S. government-related bonds	811.3	534.7
Other government-related bonds	608.5	160.3
States, municipals and political subdivisions	400.2	29.8
Total Fixed Income Portfolio	$22,830.4	$20,099.0

The Company's portfolio consists primarily of fixed maturity securities (bonds and redeemable preferred stocks) and commercial mortgage loans. Within the Company's fixed maturity securities, it maintains portfolios classified as "available-for-sale" and "trading". The Company generally purchases its investments with the intent to hold to maturity by purchasing investments that match future cash flow needs. However, the Company may sell any of its investments to maintain proper matching of assets and liabilities. Accordingly, the Company classified $19.9 billion or 87.1% of its fixed maturities as "available-for-sale" as of December 31, 2009, with the remaining $2.9 billion classified as trading securities. These securities are carried at fair value on the Company's Consolidated Balance Sheets.

A portion of the Company's bond portfolio is invested in residential mortgage-backed securities, commercial mortgage-backed securities, and asset-backed securities. These holdings as of December 31, 2009, were approximately $6.2 billion. Mortgage-backed securities are constructed from pools of mortgages and may have cash flow volatility as a result of changes in the rate at which prepayments of principal occur with respect to the underlying loans. Excluding limitations on access to lending and other extraordinary economic conditions, prepayments of principal on the underlying loans can be expected to accelerate with decreases in market interest rates and diminish with increases in interest rates. In addition, the Company has entered into derivative contracts at times to partially offset the volatility in the market value of these securities.

The Company obtains ratings of its fixed maturity securities from Moody's Investors Service, Inc. ("Moody's"), Standard & Poor's Corporation ("Standard & Poor's"), and/or Fitch Ratings ("Fitch"). If a bond is not rated by Moody's, S&P, or Fitch, the Company uses ratings from the Securities Valuation Office of the National Association of Insurance Commissioners ("NAIC"), or the Company rates the bond based upon a comparison of the unrated issue to rated issues of the same issuer or rated issues of other issuers with similar risk characteristics. As of December 31, 2009, over 99.0% of the Company's bonds were rated by Moody's, S&P, Fitch, and/or the NAIC.

At December 31, 2009, the Company had bonds in its available-for-sale portfolio which were rated below investment grade of $2.7 billion, with an amortized cost of $3.3 billion. In addition, included in its trading portfolio, the Company held $362.7 million of securities which were rated below investment grade. As of December 31, 2009, approximately $30.5 million of the bonds rated below investment grade were securities issued in Company-sponsored commercial mortgage loan securitizations. Approximately $580.2 million of the below investment grade bonds were not publicly traded.

Risks associated with investments in debt securities rated below investment grade may be significantly higher than risks associated with investments in debt securities rated investment grade. Risk of loss upon default by the borrower is significantly greater with respect to such debt securities than with other debt securities because these obligations may be unsecured or subordinated to other creditors. Additionally, there is often a thinly traded market for such securities and current market quotations are frequently not available for some of these securities. Issuers of debt securities that were considered below investment grade at issuance or have subsequently been downgraded to below investment grade usually have higher levels of indebtedness and are more sensitive to adverse economic conditions, such as recession or increasing interest rates, than investment-grade issuers.

The following table shows the investment results from continuing operations of the Company:

For The Year Ended December 31,	Cash, Accrued Investment Income, and Investments at December 31,	Net Investment Income	Percentage Earned on Average of Cash and Investments	Realized Investment Gains (Losses)	
				Derivative Financial Instruments	All Other Investments
	(Dollars In Thousands)				
2005	$20,741,423	$1,180,502	5.8%	$ (30,881)	$ 49,393
2006	28,299,749	1,419,778	6.0	(21,516)	104,084
2007	29,476,959	1,675,934	5.9	8,469	8,602
2008	27,003,687	1,675,164	5.8	116,657	(584,492)
2009	29,547,513	1,665,036	5.9	(177,953)	120,149

Mortgage Loans

The Company also invests a portion of its investment portfolio in commercial mortgage loans. As of December 31, 2009, the Company's mortgage loan holdings were approximately $3.9 billion. The Company has specialized in making loans on either credit-oriented commercial properties or credit-anchored strip shopping centers and apartments. The Company's underwriting procedures relative to its commercial loan portfolio are based, in the Company's view, on a conservative, disciplined approach. The Company concentrates its underwriting expertise on a small number of commercial real estate asset types associated with the necessities of life (retail, multi-family, professional office buildings, and warehouses). The Company believes these asset types tend to weather economic downturns better than other commercial asset classes in which the Company has chosen not to participate. The Company believes this disciplined approach has helped to maintain a relatively low delinquency and foreclosure rate throughout its history.

The following table shows a breakdown of the Company's commercial mortgage loan portfolio by property type as of December 31, 2009:

Type	Percentage of Mortgage Loans on Real Estate
Retail	64.5%
Office Buildings	14.4
Apartments	11.3
Warehouses	7.4
Other	2.4
	100.0%

The Company specializes in originating mortgage loans on either credit-oriented or credit-anchored commercial properties. No single tenant's leased space represents more than 2.6% of mortgage loans. Approximately 75.8% of the mortgage loans are on properties located in the following states:

State	Percentage of Mortgage Loans on Real Estate
Texas	13.1%
Georgia	10.7
Tennessee	8.1
Alabama	7.9
Florida	5.7
South Carolina	5.6
Ohio	4.9
Utah	4.2
North Carolina	4.2
Indiana	3.5
Michigan	2.9
Mississippi	2.5
Pennsylvania	2.5
	75.8%

During 2009, the Company funded approximately $232.9 million of new loans, with an average loan size of $5.7 million. The average size mortgage loan in the portfolio as of December 31, 2009 was $2.5 million, and the weighted-average interest rate was 6.24%. The largest single mortgage loan was $34.4 million.

Retail loans are predominantly on strip shopping centers anchored by one or more regional or national retail stores. The anchor tenants enter into long-term leases with the Company's borrowers. These centers provide the basic necessities of life, such as food, pharmaceuticals, clothing, and other services. The following were the largest anchor tenants (measured by the Company's level of exposure) as of December 31, 2009:

Type	Percentage of Mortgage Loans on Real Estate
Food Lion, Inc.	2.6%
Walgreen Corporation	1.9
Wal-Mart Stores, Inc.	1.9
United States Government	1.4
Tractor Supply Company	1.2
	9.0%

At the time of origination, the Company's mortgage lending criteria targets that the loan-to-value ratio on each mortgage is 75% or less. The Company targets projected rental payments from credit anchors (i.e., excluding rental payments from smaller local tenants) of 70% of the property's projected operating expenses and debt service. The Company also offers a commercial loan product under which the Company will permit a loan-to-value ratio of up to 85% in exchange for a participating interest in the cash flows from the underlying real estate. As of December 31, 2009, approximately $808.6 million of the Company's mortgage loans have this participation feature. Exceptions to these loan-to-value measures may be made if the Company believes the mortgage has an acceptable risk profile.

Many of the Company's mortgage loans have call or interest rate reset provisions between 3 and 10 years. However, if interest rates were to significantly increase, the Company may be unable to call the loans or increase the interest rates on its existing mortgage loans commensurate with the significantly increased market rates.

As of December 31, 2009, delinquent mortgage loans and foreclosed properties were less than 0.1% of invested assets. The Company does not expect these investments to adversely affect its liquidity or ability to maintain proper matching of assets and liabilities. As of December 31, 2009, $23.1 million, or 0.6%, of the mortgage loan portfolio was nonperforming. It is the Company's policy to cease to carry accrued interest on loans that are over 90 days delinquent. For loans less than 90 days delinquent, interest is accrued unless it is determined that the accrued interest is not collectible. If a loan becomes over 90 days delinquent, it is the Company's general policy to initiate foreclosure proceedings unless a workout arrangement to bring the loan current is in place.

Between 1996 and 1999, the Company securitized $1.4 billion of its mortgage loans. The Company sold certain of the senior tranches while retaining the subordinate tranches. During 2007, the Company securitized an additional $1.0 billion of its mortgage loans. The Company sold the highest rated tranche for approximately $218.3 million, while retaining the remaining tranches. The Company continues to service both of these sets of securitized mortgage loans. As of December 31, 2009, the Company had investments related to retained beneficial interests of mortgage loan securitizations of $844.5 million. See Note 10, *Commercial Mortgage Securitizations*, for additional information on these mortgage loan securitizations.

The Company does not actively invest directly in real estate. The investment real estate held by the Company consists largely of properties obtained through foreclosures or the acquisition of other insurance companies. Foreclosed properties often generate a positive cash flow enabling the Company to hold and manage the property until the property can be profitably sold.

Ratings

Various Nationally Recognized Statistical Rating Organizations ("rating organizations") review the financial performance and condition of insurers, including the Company's insurance subsidiaries, and publish their financial strength ratings as indicators of an insurer's ability to meet policyholder and contract holder obligations. These ratings are important to maintaining public confidence in an insurer's products, its ability to market its products, and its competitive position. Rating organizations also publish credit ratings for the issuers of debt securities, including the Company. Credit ratings are indicators of a debt issuer's ability to meet the terms of debt obligations in a timely manner. These ratings are important in the debt issuer's overall ability to access certain types of liquidity. Ratings are not recommendations to buy the Company's securities. The following table summarizes the ratings of the Company and its significant member companies from the major independent rating organizations as of December 31, 2009:

Ratings	A.M. Best	Fitch	Standard & Poor's	Moody's
Insurance companies financial strength ratings:				
Protective Life Insurance Company	A+	A	AA−	A2
West Coast Life Insurance Company	A+	A	AA−	A2
Protective Life and Annuity Insurance Company	A+	A	AA−	—
Lyndon Property Insurance Company	A−	—	—	—
Other ratings:				
Issuer Credit/Default Rating—Protective Life Corporation	a−	BBB+	A−	—
Senior Debt Rating—Protective Life Corporation	—	BBB	—	Baa2
Issuer Credit/Default Rating—Protective Life Ins. Co.	aa−	—	AA−	—

On February 11, 2009, A.M. Best Co. ("A.M. Best") affirmed the financial strength ratings of the Company's primary life/health subsidiaries at A+, and announced a one-step downgrade of the debt ratings of the Company to a- from a, and a one-step downgrade of the issuer credit ratings ("ICR") to aa- from aa of the Company's primary life/health subsidiaries. A.M. Best stated that the outlook for all ratings has been revised to negative from stable. On February 12, 2009, Moody's downgraded the senior debt rating of the Company to Baa2 from Baa1. The Insurer Financial Strength ("IFS") ratings of the Company's life insurance subsidiaries, including PLICO, were downgraded to A2 from A1. The outlook for the ratings has been changed to negative. On February 26, 2009, Standard & Poor's lowered both the IFS ratings and the ICR of the Company's life insurance subsidiaries, including PLICO, to AA- from AA. In addition, Standard & Poor's downgraded the ICR for the Company to A- from A. The outlook for the ratings was affirmed as stable.

On September 16, 2009, Fitch announced a one-step downgrade of the IFS ratings of the Company's life insurance subsidiaries, including PLICO, to A from A+, a one-step downgrade of the Company's issuer default rating to BBB+ from A-, and a one-step downgrade of the Company's senior debt rating from BBB+ to BBB. Fitch stated that the ratings outlook is negative.

The Company's ratings are subject to review and change by the rating organizations at any time and without notice. A downgrade or other negative action by a ratings organization with respect to the financial strength ratings of the Company's insurance subsidiaries could adversely affect sales, relationships with distributors, the level of policy surrenders and withdrawals, competitive position in the marketplace, and the cost or availability of reinsurance. A downgrade or other negative action by a ratings organization with respect to the Company's credit rating could limit its access to capital markets and increase the cost of issuing debt, and a downgrade of sufficient magnitude, combined with other negative factors, could require the Company to post collateral.

Life Insurance In-Force

The following table shows life insurance sales by face amount and life insurance in-force:

	For The Year Ended December 31,				
	2009	2008	2007	2006	2005
	(Dollars In Thousands)				
New Business Written					
Life Marketing	$ 50,621,394	$ 57,534,379	$ 89,463,255	$ 81,389,241	$ 60,435,133
Asset Protection	1,376,012	2,077,540	2,786,447	3,095,205	3,770,783
Total	$ 51,997,406	$ 59,611,919	$ 92,249,702	$ 84,484,446	$ 64,205,916
Business Acquired					
Acquisitions	$ —	$ —	$ —	$224,498,169	$ —
Insurance In-Force at End of Year[1]					
Life Marketing	$546,049,195	$544,248,010	$517,797,133	$453,937,534	$435,430,943
Acquisitions	226,021,519	227,708,203	243,050,966	265,837,876	26,861,772
Asset Protection	3,019,142	3,651,779	4,333,952	4,718,018	5,496,543
Total	$775,089,856	$775,607,992	$765,182,051	$724,493,428	$467,789,258

(1) Reinsurance assumed has been included, reinsurance ceded (2009—$515,136,471; 2008—$540,561,213; 2007—$531,984,866; 2006—$576,790,608; 2005—$393,605,152) has not been deducted.

The ratio of voluntary terminations of individual life insurance to mean individual life insurance in-force, which is determined by dividing the amount of insurance terminated due to lapses during the year by the mean of the insurance in-force at the beginning and end of the year, adjusted for the timing of major acquisitions is as follows:

As of December 31,	Ratio of Voluntary Termination
2005	4.2%
2006	3.9
2007	4.5
2008	4.7
2009	4.9

Investment Products In-Force

The amount of investment products in-force is measured by account balances. The following table shows stable value product segment, acquisitions segment, and annuity segment account balances. Most of the variable annuity account balances are reported in the Company's financial statements as liabilities related to separate accounts.

As of December 31,	Stable Value Products	Modified Guaranteed Annuities	Fixed Annuities	Variable Annuities
		(Dollars In Thousands)		
2005	$6,057,721	$2,348,037	$ 777,422	$2,639,670
2006	5,513,464	2,424,218	4,981,587	4,302,413
2007	5,046,463	2,745,123	5,932,336	4,128,666
2008	4,960,405	3,497,482	6,087,419	3,220,519
2009	3,581,150	3,630,614	6,457,013	4,132,053

Below are the fixed annuity account balances by segment:

As of December 31,	Annuities	Acquisitions	Corporate & Other	Total
		(Dollars In Thousands)		
2008	$3,102,602	$2,872,014	$61,677	$6,036,293*
2009	3,913,365	2,442,279	57,457	6,413,101*

* Note that this amount does not agree to the total in the Fixed Annuities column in the table above as a result of immaterial amounts included within other segments.

Below are the variable annuity account balances by segment:

As of December 31,	Annuities	Acquisitions	Total
	(Dollars In Thousands)		
2008	$1,895,808	$1,324,711	$3,220,519
2009	2,808,123	1,323,930	4,132,053

Underwriting

The underwriting policies of the Company's insurance subsidiaries are established by management. With respect to individual insurance, the subsidiaries use information from the application and, in some cases, inspection reports, attending physician statements, or medical examinations to determine whether a policy should be issued as applied for, other than applied for, or rejected. Medical examinations of applicants are required for individual life insurance in excess of certain prescribed amounts (which vary based on the type of insurance) and for most individual insurance applied for by applicants over age 50. In the case of "simplified issue" policies, which are issued primarily through the Asset Protection segment, coverage is rejected if the responses to certain health questions contained in the application indicate adverse health of the applicant. For other than "simplified issue" policies, medical examinations are requested of any applicant, regardless of age and amount of requested coverage, if an examination is deemed necessary to underwrite the risk. Substandard risks may be referred to reinsurers for evaluation of the substandard risk.

The Company's insurance subsidiaries generally require blood samples to be drawn with individual insurance applications above certain face amounts based on the applicant's age, except in the worksite and BOLI markets where limited blood testing is required. Blood samples are tested for a wide range of chemical values and are screened for antibodies to certain viruses. Applications also contain questions permitted by law regarding certain viruses which must be answered by the proposed insureds.

During the third quarter of 2006, the Company introduced an advanced underwriting system, TeleLife®, through the brokerage agent distribution channel for traditional insurance. TeleLife® streamlines the application process through a telephonic interview of the applicant, schedules medical exams, accelerates the underwriting process and the ultimate issuance of a policy mostly through electronic means, and reduces the number of attending physician statements. The TeleLife® program was expanded to include the stock brokerage channel in 2008. In 2009, the Company expanded the scope of the TeleLife® program to include all term applications under $1,000,000 in the individual agent channel.

During 2008, the Company increased its retention limit to $2,000,000 on certain of its traditional life products.

Reinsurance Ceded

The Company's insurance subsidiaries cede insurance to other insurance companies. The ceding insurance company remains liable with respect to ceded insurance should any reinsurer fail to meet the obligations assumed by it. The Company has also used reinsurance to reinsure guaranteed minimum death benefit ("GMDB") claims relative to its variable annuity contracts.

For approximately 10 years prior to mid-2005, the Company entered into reinsurance contracts in which the Company ceded a significant percentage, generally 90% of its newly written business on a first dollar quota share basis. The Company's traditional life insurance was ceded under coinsurance contracts and universal life insurance was ceded under yearly renewable term ("YRT") contracts. In mid-2005, the Company substantially discontinued coinsuring its newly written traditional life insurance and moved to YRT reinsurance as discussed below. The Company continues to reinsure 90% of the mortality risk, but not the account values, on its newly written universal life insurance.

The Company currently enters into reinsurance contracts with reinsurers under YRT contracts to provide coverage for insurance issued in excess of the amount it retains on any one life. The amount of insurance retained on any one life was $500,000 in years prior to mid-2005. In 2005, this retention was increased to amounts up to $1,000,000 for certain policies, and during 2008, was increased to $2,000,000 for certain policies.

As of December 31, 2009, the Company had insurance in-force of $775.1 billion, of which approximately $515.1 billion was ceded to reinsurers. See Note 8, *Reinsurance* to Consolidated Financial Statements for additional information related to the Company's use of reinsurance.

Policy Liabilities and Accruals

The applicable insurance laws under which the Company's insurance subsidiaries operate require that each insurance company report policy liabilities to meet future obligations on the outstanding policies. These liabilities are the amounts which, with the additional premiums to be received and interest thereon compounded annually at certain assumed rates, are calculated in accordance with applicable law to be sufficient to meet the various policy and contract obligations as they mature. These laws specify that the liabilities shall not be less than liabilities calculated using certain named mortality tables and interest rates.

The policy liabilities and accruals carried in the Company's financial reports presented on the basis of accounting principles generally accepted in the United States of America ("GAAP") differ from those specified by the laws of the various states and carried in the insurance subsidiaries' statutory financial statements (presented on the basis of statutory accounting principles mandated by state insurance regulations). For policy liabilities other than those for universal life policies, annuity contracts, GICs, and funding agreements, these differences arise from the use of mortality and morbidity tables and interest rate assumptions which are deemed to be more appropriate for financial reporting purposes than those required for statutory accounting purposes, from the introduction of lapse assumptions into the calculation, and from the use of the net level premium method on all business. Policy liabilities for universal life policies, annuity contracts, GICs, and funding agreements are generally carried in the Company's financial reports at the account value of the policy or contract plus accrued interest, with certain exceptions as permitted by actuarial guidelines.

Federal Income Tax

Existing federal laws and regulations affect the taxation of the Company's products. Income tax payable by policyholders on investment earnings is deferred during the accumulation period of certain life insurance and annuity products. This favorable tax treatment may give certain of the Company's products a competitive advantage over other non-insurance products. To the extent that Internal Revenue Code of 1986 (the "Code") is revised to reduce the tax-deferred status of life insurance and annuity products, or to increase the tax-deferred status of competing products, all life insurance companies, including the Company and its subsidiaries, will be adversely affected with respect to their ability to sell such products. Also, depending upon grandfathering provisions, the Company will be affected by the surrenders of existing annuity contracts and life insurance policies.

Additionally, if enacted, proposed changes in the federal tax law would establish new tax-advantaged retirement and life savings plans that will reduce the tax advantage of investing in life insurance or annuity products. Such proposals include changes that create new non-life-insurance vehicles for tax-exempt savings, and such proposals sometimes include provisions for more generous annual limits on contributions, etc.

In addition, life insurance products are often used to fund estate tax obligations. Legislation was enacted that reduced and eventually eliminated the federal estate tax. Under this legislation, the estate tax will be reinstated, usually in its entirety, in 2011 and thereafter. Members of Congress have expressed a desire to modify the existing legislation, which modification could result in faster or more complete reduction or repeal of the estate tax. If the estate tax is significantly reduced or eliminated, the demand for certain life insurance products could be adversely affected.

Additionally, the Company is subject to corporate income tax. The Company cannot predict what changes to tax law or interpretations of existing tax law may ultimately be enacted or adopted or whether such changes will adversely affect the Company.

The Company's insurance subsidiaries are taxed by the federal government in a manner similar to companies in other industries. However, certain restrictions apply regarding the consolidation of recently-acquired life insurance companies into the Company's consolidated U.S. income tax return. Additionally, restrictions apply to the combining, in a consolidated U.S. income tax return, of life-insurance-company taxable income or losses with non-life-insurance-company taxable losses, or income respectively. For 2009, the Company will consolidate all of its subsidiaries into its consolidated U.S. income tax return except for Protective Life Insurance Company of New York. The former Chase life insurance companies that were merged into PLICO were consolidated as of the date at which each was merged. The Company filed short-period returns for those merged companies representing activity during the pre-merger timeframe.

Competition

Life and health insurance is a mature and highly competitive industry. In recent years, the industry has experienced little growth in life insurance sales, though the aging population has increased the demand for retirement savings products. The Company encounters significant competition in all lines of business from other insurance companies, many of which have greater financial resources than the Company and which may have a greater market share, offer a broader range of products, services or features, assume a greater level of risk, have lower operating or financing costs, or have lower profitability expectations. The Company also faces competition from other providers of financial services. Competition could result in, among other things, lower sales or higher lapses of existing products.

The Company's move away from reliance on reinsurance for newly written traditional life products results in a net reduction of current taxes, but an increase in deferred taxes. The Company allocates the benefits of reduced current taxes to the life marketing segment and the profitability and competitive position of certain products is dependent on the continuation of existing tax rules and interpretations and the Company's ability to generate taxable income.

The insurance industry is consolidating, with larger, potentially more efficient organizations emerging from consolidation. Participants in certain of the Company's independent distribution channels are also consolidating into larger organizations. Some mutual insurance companies have converted to stock ownership, which gives them greater access to capital markets. The ability of banks to increase their securities-related business or to affiliate with insurance companies may materially and adversely affect sales of all of the Company's products by substantially increasing the number and financial strength of potential competitors.

The Company's ability to compete is dependent upon, among other things, its ability to attract and retain distribution channels to market its insurance and investment products, its ability to develop competitive and profitable products, its ability to maintain low unit costs, and its maintenance of adequate ratings from rating agencies.

As technology evolves, comparison of a particular product of any company for a particular customer with competing products for that customer is more readily available, which could lead to increased competition as well as agent or customer behavior, including persistency that differs from past behavior.

Risk Management

Risk management is a critical part of the Company's business, and the Company has adopted risk management processes in multiple aspects of its operations, including product development and management, business acquisitions, underwriting, investment management, asset-liability management, and technology development projects. Risk management includes the assessment of risk, a decision process to determine which risks are acceptable and the ongoing monitoring and management of those risks. The primary objective of these risk management processes is to determine the acceptable level of variations the Company experiences from its expected results.

Regulation

The Company and its subsidiaries are subject to government regulation in each of the states in which it conducts business. Such regulation is vested in state agencies having broad administrative and in some instances discretionary power dealing with many aspects of the Company's business, which may include, among other things, premium rates and increases thereto, reserve requirements, marketing practices, advertising, privacy, policy forms, reinsurance reserve requirements, acquisitions, mergers, and capital adequacy, and is concerned primarily with the protection of policyholders and other customers rather than shareowners. At any given time, a number of financial and/or market conduct examinations of the Company's subsidiaries may be ongoing. From time to time, regulators raise issues during examinations or audits of the Company's subsidiaries that could, if determined adverse, have a material impact on the Company. The Company's insurance subsidiaries are required to obtain state regulatory approval for rate increases for certain health insurance products, and the Company's profits may be adversely affected if the requested rate increases are not approved in full by regulators in a timely fashion.

The purchase of life insurance products is limited by state insurable interest laws, which generally require that the purchaser of life insurance name a beneficiary that has some interest in the sustained life of the insured. To some extent, the insurable interest laws present a barrier to the life settlement, or "stranger-owned" industry, in which a financial entity acquires an interest in life insurance proceeds, and efforts have been made in some states to liberalize the insurable interest laws. To the extent these laws are relaxed, the Company's lapse assumptions may prove to be incorrect.

The Company cannot predict whether or when regulatory actions may be taken that could adversely affect the Company or its operations. Interpretations of regulations by regulators may change and statutes, regulations and interpretations may be applied with retroactive impact, particularly in areas such as accounting or reserve requirements. Although the Company and its subsidiaries are subject to state regulation, in many instances the state regulatory models emanate from the NAIC. Some of the NAIC pronouncements, particularly as they affect accounting issues, take effect automatically in the various states without affirmative action by the states. Although with respect to some financial regulations and guidelines, states sometimes defer to the interpretation of the insurance department of the state of domicile. Neither the action of the domiciliary state nor the action of the NAIC is binding on a state. Accordingly, a state could choose to follow a different interpretation. Also, regulatory actions with prospective impact can potentially have a significant impact on currently sold products. In addition, accounting and actuarial groups within the NAIC have studied whether to change the accounting standards that relate to certain reinsurance credits, and if changes were made, whether they should be applied retrospectively, prospectively only, or in a phased-in manner. A requirement to reduce the reserve credits on ceded business, if applied retroactively, would have a negative impact on the statutory capital of the Company. The NAIC continues to work to reform state regulation in various areas, including comprehensive reforms relating to life insurance reserves.

At the federal level, bills are routinely introduced in both chambers of the United States Congress which could affect life insurers. In the past, Congress has considered legislation that would impact insurance companies in numerous ways, such as providing for an optional federal charter or a federal presence for insurance, pre-empting state law in certain respects to the regulation of reinsurance, increasing federal oversight in areas such as consumer protection and solvency regulation, and other matters. The Company cannot predict whether or in what form reforms will be enacted and, if so, whether the enacted reforms will positively or negatively affect the Company or whether any effects will be material.

The Company's insurance subsidiaries are required to file detailed annual reports with the supervisory agencies in each of the jurisdictions in which they do business and their business, and accounts are subject to examination by such agencies at any time. Under the rules of the NAIC, insurance companies are examined periodically (generally every three to five years) by one or more of the supervisory agencies on behalf of the states in which they do business. At any given time, a number of financial and/or market conduct examinations of the Company's subsidiaries may be ongoing. To date, no such insurance department examinations have produced any significant adverse findings regarding any of the Company's insurance company subsidiaries.

Under insurance guaranty fund laws, in most states insurance companies doing business therein can be assessed up to prescribed limits for policyholder losses incurred by insolvent companies. Although the Company cannot predict the amount of any future assessments, most insurance guaranty fund laws currently provide that an assessment may be excused or deferred if it would threaten an insurer's own financial strength.

In addition, many states, including the states in which the Company's insurance subsidiaries are domiciled, have enacted legislation or adopted regulations regarding insurance holding company systems. These laws require registration of and periodic reporting by insurance companies domiciled within the jurisdiction which control or are controlled by other corporations or persons so as to constitute an insurance holding company system. These laws also affect the acquisition of control of insurance companies as well as transactions between insurance companies and companies controlling them. Most states, including Tennessee, where PLICO is domiciled, require administrative approval of the acquisition of control of an insurance company domiciled in the state or the acquisition of control of an insurance holding company whose insurance subsidiary is incorporated in the state. In Tennessee, the acquisition of 10% of the voting securities of an entity is deemed to be the acquisition of control for the purpose of the insurance holding company statute and requires not only the filing of detailed information concerning the acquiring parties and the plan of acquisition, but also administrative approval prior to the acquisition. The NAIC is currently considering revising the NAIC Model Insurance Company Holding Act.

The states in which the Company's insurance subsidiaries are domiciled impose certain restrictions on the subsidiaries' ability to pay dividends to the Company. These restrictions are based in part on the prior year's statutory income and surplus. In general, dividends up to specified levels are considered ordinary and may be paid without prior approval. Dividends in larger amounts are subject to approval by the insurance commissioner of the state of domicile. The maximum amount that would qualify as ordinary dividends to the Company by its insurance subsidiaries in 2010 is estimated to be $704.8 million. No assurance can be given that more stringent restrictions will not be adopted from time to time by states in which the Company's insurance subsidiaries are domiciled; such restrictions could have the effect, under certain circumstances, of significantly reducing dividends or other amounts payable to the Company by such subsidiaries without affirmative prior approval by state regulatory authorities.

The Company's insurance subsidiaries may be subject to regulation by the United States Department of Labor when providing a variety of products and services to employee benefit plans governed by the Employee Retirement Income Security Act ("ERISA"). Severe penalties are imposed for breach of duties under ERISA.

Certain policies, contracts, and annuities offered by the Company's subsidiaries are subject to regulation under the federal securities laws administered by the SEC. The federal securities laws contain regulatory restrictions and criminal, administrative, and private remedial provisions.

Additional issues related to regulation of the Company and its insurance subsidiaries are discussed in Item 1A, *Risk Factors and Cautionary Factors that may Affect Future Results* and in Item 7, *Management's Discussion and Analysis of Financial Condition and Results of Operations*, included herein.

Employees

As of December 31, 2009, the Company had approximately 2,317 employees, of which 2,302 were full-time and 15 were part-time employees. Included in the total were approximately 1,315 employees in Birmingham, Alabama, of which 1,305 were full-time and 10 were part-time employees. The Company believes its relations with its employees are satisfactory. Most employees are covered by contributory major medical, dental, vision, group life, and long-term disability insurance plans. The cost of these benefits to the Company in 2009 was approximately $10.5 million. In addition, substantially all of the employees are covered by a defined benefit pension plan. In 2009, 2008 and 2007, the Company also matched employee contributions to its 401(k) Plan. Additionally, in 2007, the Company made discretionary profit sharing contributions for employees not otherwise covered by a bonus or sales incentive plan. See Note 13, *Stock-Based Compensation* and Note 14, *Employee Benefit Plans* to Consolidated Financial Statements for additional information.

Available Information

The Company files reports with the SEC, including Annual Reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and other reports as required. The public may read and copy any materials the Company files with the SEC at the SEC's Public Reference Room at 100 F Street, NE, Washington, DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. We are an electronic filer and the SEC maintains an internet site at www.sec.gov that contains the reports, proxy and information statements, and other information filed electronically.

The Company makes available free of charge through its website, www.protective.com, the Company's Annual Report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports as soon as reasonably practicable after such materials is electronically filed with or furnished to the SEC. The information found on our website is not part of this or any other report filed with or furnished to the SEC

The Company will also have available copies of the Company's Proxy Statement and the 2009 Annual Report to Shareowners which will be furnished to anyone who requests such documents from the Company. Requests for copies should be directed to: Shareowner Relations, Protective Life Corporation, P. O. Box 2606, Birmingham, Alabama 35202, Telephone (205) 268-3573, Fax (205) 268-5547.

Executive Officers

As of February 24, 2010, the Company's executive officers were as follows:

Name	Age	Position
John D. Johns	58	Chairman of the Board, President, Chief Executive Officer and a Director
Richard J. Bielen	49	Vice Chairman and Chief Financial Officer
Edward M. Berko	52	Executive Vice President, Chief Risk Officer
Carolyn M. Johnson	49	Executive Vice President, Chief Operating Officer
Deborah J. Long	56	Executive Vice President, Secretary and General Counsel
Carl S. Thigpen	53	Executive Vice President, Chief Investment Officer
D. Scott Adams	45	Senior Vice President, Chief Human Resources Officer
Brent E. Griggs	54	Senior Vice President, Asset Protection
Carolyn King	59	Senior Vice President, Acquisitions
Steven G. Walker	50	Senior Vice President, Controller and Chief Accounting Officer
Judy Wilson	51	Senior Vice President, Stable Value Products

All executive officers are elected annually and serve at the pleasure of the Board of Directors. None of the executive officers are related to any director of the Company or to any other executive officer.

Mr. Johns has been Chairman of the Board of the Company since January 2003, and President and Chief Executive Officer of the Company since December 2001. He has been a Director of the Company since May 1997. Mr. Johns has been employed by the Company and its subsidiaries since 1993.

Mr. Bielen has been Vice Chairman and Chief Financial Officer since June 2007. From August 2006 to June 2007, Mr. Bielen served as Executive Vice President of the Company and as Chief Investment Officer and Treasurer from January 2002 to June 2007. From January 2002 to September 2006, he was Senior Vice President, Chief Investment Officer and Treasurer. Mr. Bielen has been employed by the Company and its subsidiaries since 1991.

Mr. Berko has been Executive Vice President and Chief Risk Officer of the Company since August 2009. Prior to joining the Company, Mr. Berko served as Managing Director and Chief Risk Officer with MetLife, Inc. from 2005 to 2009.

Ms. Johnson has been Executive Vice President and Chief Operating Officer of the Company since June 2007. From November 2006 to June 2007, she served as Senior Vice President and Chief Operations and Technology Officer of the Company. Ms. Johnson served as Senior Vice President, Chief Operating Officer, Life and Annuity of the Company from May 2006 to November 2006. From August 2004 to May 2006, she served as Senior Vice President and Chief Operating Officer, Life and Annuity of Protective Life Insurance Company. Ms. Johnson has been employed by the Company and its subsidiaries since 2004.

Ms. Long has been Executive Vice President of the Company since May 2007 and Secretary and General Counsel of the Company since November 1996. Ms. Long has been employed by the Company and its subsidiaries since 1994.

Mr. Thigpen has been Executive Vice President and Chief Investments Officer of the Company since June 2007. From January 2002 to June 2007, Mr. Thigpen served as Senior Vice President and Chief Mortgage and Real Estate Officer of the Company. Mr. Thigpen has been employed by the Company and its subsidiaries since 1984.

Mr. Adams has been Senior Vice President and Chief Human Resources Officer of the Company since April 2006. From May 2005 to March 2006, he served as an Executive Search Consultant for the wealth and investment management business sector with Anderson & Associates in Charlotte, NC.

Mr. Griggs has been Senior Vice President, Asset Protection, of the Company since February 2003. Mr. Griggs has been employed by the Company and its subsidiaries since 1997.

Ms. King has been Senior Vice President, Acquisitions of the Company since May 2008. From June 2007 to May 2008, Ms. King served as Senior Vice President, Acquisitions and Corporate Development. From December 2003 to June 2007, she served as Senior Vice President, Acquisitions of the Company. Ms. King has been employed by the Company and its subsidiaries since 1995.

Mr. Walker has been Senior Vice President, Controller, and Chief Accounting Officer of the Company since March 2004. From September 2003 through March 2004, he served as Vice President, Controller, and Chief Accounting Officer of the Company. Mr. Walker has been employed by the Company and its subsidiaries since 2002.

Ms. Wilson has been Senior Vice President, Stable Value Products of the Company since January 1995. Ms. Wilson has been employed by the Company and its subsidiaries since 1989.

Certain of these executive officers also serve as executive officers and/or directors of various of the Company's subsidiaries.

Item 1A. Risk Factors and Cautionary Factors that may Affect Future Results

The operating results of companies in the insurance industry have historically been subject to significant fluctuations. The factors which could affect the Company's future results include, but are not limited to, general economic conditions and the known trends and uncertainties which are discussed more fully below.

The Company is exposed to the risks of natural and man-made catastrophes, pandemics, malicious and terrorist acts that could adversely affect the Company's operations and results.

While the Company has obtained insurance, implemented risk management and contingency plans, and taken preventive measures and other precautions, no predictions of specific scenarios can be made nor can assurance be given that there are not scenarios that could have an adverse effect on the Company. A natural or man-made catastrophe, pandemic, malicious or terrorist act could adversely affect the mortality or morbidity experience of the Company or its reinsurers. Such events could result in a substantial increase in mortality experience and have a significant negative impact on the Company. In addition, claims arising from such events could have a material adverse effect on the Company's financial condition and results of operations. Such events could also have an adverse effect on lapses and surrenders of existing policies, as well as sales of new policies.

In addition, such events could result in a decrease or halt in economic activity in large geographic areas, adversely affecting the marketing or administration of the Company's business within such geographic areas and/or the general economic climate, which in turn could have an adverse affect on the Company. The possible macroeconomic effects of such events could also adversely affect the Company's asset portfolio, as well as many other variables.

The Company operates in a mature, highly competitive industry, which could limit its ability to gain or maintain its position in the industry and negatively affect profitability.

The insurance industry is a mature and highly competitive industry. In recent years, the industry has experienced little growth in life insurance sales. The Company encounters significant competition in all lines of business from other insurance companies, many of which have greater financial resources and higher ratings than the Company and which may have a greater market share, offer a broader range of products, services or features, assume a greater level of risk, have lower operating or financing costs, or have different profitability expectations than the Company. The Company also faces competition from other providers of financial services. Competition could result in, among other things, lower sales or higher lapses of existing products.

The insurance industry is consolidating, with larger, potentially more efficient organizations emerging from consolidation. Participants in certain of the Company's independent distribution channels are also consolidating into larger organizations. Some mutual insurance companies have converted to stock ownership, which gives them greater access to capital markets. The ability of banks to increase their securities-related business or to affiliate with insurance companies may materially and adversely affect sales of all of the Company's products by substantially increasing the number and financial strength of potential competitors. Consolidation and expansion among banks, insurance companies, and other financial service companies with which the Company does business could also have an adverse affect on its financial condition and results of operations if they require more favorable terms than the Company previously offered or if they elect not to continue to do business with the Company following consolidation or expansion.

The Company's ability to compete is dependent upon, among other things, its ability to attract and retain distribution channels to market its insurance and investment products, its ability to develop competitive and profitable products, its ability to maintain low unit costs, and its maintenance of adequate ratings from rating agencies.

As technology evolves, comparison of a particular product of any company for a particular customer with competing products for that customer is more readily available, which could lead to increased competition as well as agent or customer behavior, including persistency that differs from past behavior.

The Company operates as a holding company and depends on the ability of its subsidiaries to transfer funds to it to meet its obligations and pay dividends.

The Company operates as a holding company for its insurance and other subsidiaries and does not have any significant operations of its own. The Company's primary sources of funding are dividends from its operating subsidiaries; revenues from investment, data processing, legal, and management services rendered to subsidiaries; investment income; and external financing. These funding sources support the Company's general corporate needs including its common stock dividends and debt service. If the funding the Company receives from its subsidiaries is insufficient for it to fund its debt service and other holding company obligations, it may be required to raise funds through the incurrence of debt, the issuance of additional equity, or the sale of assets.

The states in which the Company's insurance subsidiaries are domiciled impose certain restrictions on the subsidiaries' ability to pay dividends and make other payments to the Company. State insurance regulators may prohibit the payment of dividends or other payments to the Company by its insurance subsidiaries if they determine that the payments could be adverse to the policyholders or contract holders of the insurance subsidiaries.

A ratings downgrade or other negative action by a ratings organization could adversely affect the Company.

Various Nationally Recognized Statistical Rating Organizations ("rating organizations") review the financial performance and condition of insurers, including the Company's insurance subsidiaries, and publish their financial strength ratings as indicators of an insurer's ability to meet policyholder and contract holder obligations. While ratings are not a recommendation to buy the Company's securities, these ratings are important to maintaining public confidence in the Company's products, its ability to market its products, and its competitive position. A downgrade or other negative action by a ratings organization with respect to the financial strength ratings of the Company's insurance subsidiaries could adversely affect the Company in many ways, including the following: reducing new sales of insurance and investment products; adversely affecting relationships with distributors and sales agents; increasing the number or amount of policy surrenders and withdrawals of funds; requiring a reduction in prices for the Company's insurance products and services in order to remain competitive; and adversely affecting the Company's ability to obtain reinsurance at a reasonable price, on reasonable terms or at all. A downgrade of sufficient magnitude could result in the Company, its insurance subsidiaries, or both being required to collateralize reserves, balances or obligations under reinsurance, funding, swap, and securitization agreements. A downgrade of sufficient magnitude could also result in the termination of funding and swap agreements.

Rating organizations also publish credit ratings for the Company. Credit ratings are indicators of a debt issuer's ability to meet the terms of debt obligations in a timely manner. These ratings are important to the Company's overall ability to access certain types of liquidity. Downgrades of the Company's credit ratings, or an announced potential downgrade, could have a material adverse affect on the Company's financial conditions and results of operations in many ways, including the following: limiting the Company's access to capital markets; increasing the cost of debt; impairing its ability to raise capital to refinance maturing debt obligations; limiting its capacity to support growth of its insurance subsidiaries; and making it more difficult to maintain or improve the current financial strength ratings of its insurance subsidiaries. A downgrade of sufficient magnitude, in combination with other factors, could require the Company to post collateral pursuant to certain contractual obligations.

Rating organizations assign ratings based upon several factors. While most of the factors relate to the rated company, some of the factors relate to the views of the rating organization, general economic conditions, and circumstances outside the rated company's control. In addition, rating organizations use various models and formulas to assess the strength of a rated company, and from time to time rating organizations have, in their discretion, altered the models. Changes to the models could impact the rating organizations' judgment of the rating to be assigned to the rated company. The Company cannot predict what actions the rating organizations may take, or what actions the Company may take in response to the actions of the rating organizations, which could adversely affect the Company.

The Company's policy claims fluctuate from period to period, resulting in earnings volatility.

The Company's results may fluctuate from period to period due to fluctuations in policy claims received by the Company. Certain of the Company's businesses may experience higher claims if the economy is growing slowly or in recession, or equity markets decline. Additionally, beginning in the third quarter of 2005, the Company increased its retained amounts on newly written traditional life products. This change will cause greater variability in financial results due to fluctuations in mortality results.

The Company's results and financial condition may be negatively affected should actual experience differ from management's assumptions and estimates.

In the conduct of business, the Company makes certain assumptions regarding the mortality, persistency, expenses and interest rates, tax liability, business mix, frequency of claims, contingent liabilities, investment performance, or other factors appropriate to the type of business it expects to experience in future periods. These assumptions are also used to estimate the amounts of deferred policy acquisition costs, policy liabilities and accruals, future earnings, and various components of the Company's balance sheet. These assumptions are used in the operations of the Company's business in making decisions crucial to the success of the Company, including the pricing of products and expense structures relating to products. The Company's actual experiences, as well as changes in estimates, are used to prepare the Company's statements of income. To the extent the Company's actual experience and changes in estimates differ from original estimates, the Company's financial condition is affected.

Mortality, morbidity, and casualty expectations incorporate assumptions about many factors, including for example, how a product is distributed, for what purpose the product is purchased, the mix of customers purchasing the products, persistency and lapses, future progress in the fields of health and medicine, and the projected level of used vehicle values. Actual mortality, morbidity, and/or casualty experience will differ from expectations if actual results differ from those assumptions. In addition, continued activity in the viatical, stranger-owned, and/or life settlement industry could cause the Company's level of lapses to differ from its assumptions about persistency and lapses, which could negatively impact the Company's performance.

The calculations the Company uses to estimate various components of its balance sheet and statements of income are necessarily complex and involve analyzing and interpreting large quantities of data. The Company currently employs various techniques for such calculations and it from time to time will develop and implement more sophisticated administrative systems and procedures capable of facilitating the calculation of more precise estimates.

Assumptions and estimates involve judgment, and by their nature are imprecise and subject to changes and revisions over time. Accordingly, the Company's results may be affected, positively or negatively, from time to time, by actual results differing from assumptions, by changes in estimates, and by changes resulting from implementing more sophisticated administrative systems and procedures that facilitate the calculation of more precise estimates.

The Company's financial condition or results of operations could be adversely impacted if the Company's assumptions regarding the fair value and future performance of its investments differ from actual experience.

The Company makes assumptions regarding the fair value and expected future performance of its investments. Expectations that the Company's investments in mortgage-backed and asset-backed securities will continue to perform in accordance with their contractual terms are based on assumptions a market participant would use in determining the current fair value and consider the performance of the underlying assets. It is reasonably possible that the underlying collateral of these investments will perform worse than current market expectations and that such reduced performance may lead to adverse changes in the cash flows on the Company's holdings of these types of securities. This could lead to potential future write-downs within the Company's portfolio of mortgage-backed and asset-backed securities. In addition, expectations that the Company's investments in corporate securities and/or debt obligations will continue to perform in accordance with their contractual terms are based on evidence gathered through its normal credit surveillance process. It is possible that issuers of its investments in corporate securities will perform worse than current expectations. Such events may lead the Company to recognize potential future write-downs within its portfolio of corporate securities. It is also possible that such unanticipated events would lead the Company to dispose of those certain holdings and recognize the effects of any market movements in its financial statements.

As a result of illiquid markets, the Company also makes certain assumptions when utilizing internal models to value certain of its investments. It is possible that actual results will differ from the Company's assumptions. Such events could result in a material change in the value of the Company's investments.

The use of reinsurance introduces variability in the Company's statements of income.

The timing of premium payments to and receipt of expense allowances from reinsurers may differ from the Company's receipt of customer premium payments and incurrence of expenses. These timing differences introduce variability in certain components of the Company's statements of income and may also introduce variability in the Company's quarterly results.

The Company could be forced to sell investments at a loss to cover policyholder withdrawals.

Many of the products offered by the Company allow policyholders and contract holders to withdraw their funds under defined circumstances. The Company manages its liabilities and configures its investment portfolios so as to provide and maintain sufficient liquidity to support expected withdrawal demands and contract benefits and maturities. While the Company owns a significant amount of liquid assets, a certain portion of its assets are relatively illiquid. If the Company experiences unexpected withdrawal or surrender activity, it could exhaust its liquid assets and be forced to liquidate other assets, perhaps at a loss or on other unfavorable terms. If the Company's forced to dispose of assets at a loss or on unfavorable terms, it could have an adverse effect on the Company's financial condition. The degree of the adverse effect could vary in relation to the magnitude of the unexpected surrender or withdrawal activity.

Interest rate fluctuations could negatively affect the Company's interest earnings and spread income, or otherwise impact its business.

Significant changes in interest rates expose insurance companies to the risk of not earning anticipated interest earnings on products without significant account balances, or anticipated spreads between the interest rate earned on investments and the credited interest rates paid on outstanding policies and contracts that have significant account balances. Both rising and declining interest rates can negatively affect the Company's interest earnings and spread income. While the Company develops and maintains asset/liability management programs and procedures designed to mitigate the effect on interest earnings and spread income in rising or falling interest rate environments, no assurance can be given that changes in interest rates will not affect such amounts.

From time to time, the Company has participated in securities repurchase transactions that have contributed to the Company's investment income. No assurance can be given that such transactions will continue to be entered into and contribute to the Company's investment income in the future.

Changes in interest rates may also impact its business in other ways. Lower interest rates may result in lower sales of certain of the Company's insurance and investment products. Certain of the Company's insurance and investment products guarantee a minimum credited interest rate, and the Company could become unable to earn its spread income should interest rates decrease significantly. The Company's expectation for future interest earnings and spreads is an important component in amortization of deferred acquisition costs ("DAC") and value of business acquired ("VOBA") and significantly lowers interest earnings or spreads that may cause it to accelerate amortization, thereby reducing net income in the affected reporting period. Additionally, during periods of declining interest rates, life insurance and annuity products may be relatively more attractive investments to consumers, resulting in increased premium payments on products with flexible premium features, repayment of policy loans and increased persistency, or a higher percentage of insurance policies remaining in force from year to year during a period when the Company's investments carry lower returns.

Higher interest rates may create a less favorable environment for the origination of mortgage loans and decrease the investment income the Company receives in the form of prepayment fees, make-whole payments, and mortgage participation income. Higher interest rates may also increase the cost of debt and other obligations having floating rate or rate reset provisions and may result in lower sales of variable products. During periods of increasing market interest rates, the Company may offer higher crediting rates on interest-sensitive products, such as universal life insurance and fixed annuities, and it may increase crediting rates on in-force products to keep these products competitive. In addition, rapidly rising interest rates may cause increased policy surrenders, withdrawals from life insurance policies and annuity contracts, and requests for policy loans as policyholders and contractholders shift assets into higher yielding investments. Increases in crediting rates, as well as surrenders and withdrawals, could have an adverse effect on the Company's financial condition and results of operations.

Additionally, the Company's asset/liability management programs and procedures incorporate assumptions about the relationship between short-term and long-term interest rates (i.e., the slope of the yield curve) and relationships between risk-adjusted and risk-free interest rates, market liquidity, and other factors. The effectiveness of the Company's asset/liability management programs and procedures may be negatively affected whenever actual results differ from these assumptions.

In general, the Company's results are improved when the yield curve is positively sloped (i.e., when long-term interest rates are higher than short-term interest rates), and will be adversely affected by a flat or negatively sloped curve.

Equity market volatility could negatively impact the Company's business.

Volatility in equity markets may discourage purchasers of variable separate account products, such as variable annuities, that have returns linked to the performance of equity markets and may cause some existing customers to withdraw cash values or reduce investments in those products. The amount of policy fees received from variable products is affected by the performance of the equity markets, increasing or decreasing as markets rise or fall.

Equity market volatility can also affect the profitability of variable products in other ways, in particular as a result of death benefit and withdrawal benefit guarantees in these products. The estimated cost of providing guaranteed minimum death benefits and guaranteed minimum withdrawal benefits incorporates various assumptions about the overall performance of equity markets over certain time periods. Periods of significant and sustained downturns in equity markets, increased equity volatility, or reduced interest rates could result in an increase in the valuation of the future policy benefit or policyholder account balance liabilities associated with such products, resulting in a reduction to net income.

The amortization of deferred policy acquisition costs relating to variable products and the estimated cost of providing guaranteed minimum death benefits and guaranteed minimum withdrawal benefits incorporates various assumptions about the overall performance of equity markets over certain time periods. The rate of amortization of deferred policy acquisition costs and the cost of providing guaranteed minimum death benefits and guaranteed minimum withdrawal benefits could increase if equity market performance is worse than assumed.

Insurance companies are highly regulated and subject to numerous legal restrictions and regulations.

The Company and its subsidiaries are subject to government regulation in each of the states in which they conduct business. Such regulation is vested in state agencies having broad administrative and in some instances discretionary power dealing with many aspects of the Company's business, which may include, among other things, premium rates and increases thereto, underwriting practices, reserve requirements, marketing practices, advertising, privacy, policy forms, reinsurance reserve requirements, acquisitions, mergers, and capital adequacy, and is concerned primarily with the protection of policyholders and other customers rather than shareowners. At any given time, a number of financial and/or market conduct examinations of the Company's subsidiaries may be ongoing. From time to time, regulators raise issues during examinations or audits of the Company's subsidiaries that could, if determined adverse, have a material impact on the Company. The Company's insurance subsidiaries are required to obtain state regulatory approval for rate increases for certain health insurance products, and the Company's profits may be adversely affected if the requested rate increases are not approved in full by regulators in a timely fashion.

Under insurance guaranty fund laws in most states, insurance companies doing business therein can be assessed up to prescribed limits for policyholder losses incurred by insolvent companies. The Company cannot predict the amount or timing of any future assessments.

The purchase of life insurance products is limited by state insurable interest laws, which in most jurisdictions require that the purchaser of life insurance name a beneficiary that has some interest in the sustained life of the insured. To some extent, the insurable interest laws present a barrier to the life settlement, or "stranger-owned" industry, in which a financial entity acquires an interest in life insurance proceeds, and efforts have been made in some states to liberalize the insurable interest laws. To the extent these laws are relaxed, the Company's lapse assumptions may prove to be incorrect.

Although the Company and its subsidiaries are subject to state regulation, in many instances the state regulatory models emanate from the National Association of Insurance Commissioners ("NAIC"). State insurance regulators and the NAIC regularly re-examine existing laws and regulations applicable to insurance companies and their products. Changes in these laws and regulations, or in interpretations thereof, are often made for the benefit of the consumer and at the expense of the insurer and, thus, could have a material adverse effect on the Company's financial condition and results of operations. The Company is also subject to the risk that compliance with any particular regulator's interpretation of a legal or accounting issue may not result in compliance with another regulator's interpretation of the same issue, particularly when compliance is judged in hindsight. There is an additional risk that any particular regulator's interpretation of a legal or accounting issue may change over time to the Company's detriment, or that changes to the overall legal or market environment, even absent any change of interpretation by a particular regulator, may cause the Company to change its views regarding the actions it needs to take from a legal risk management perspective, which could necessitate changes to the Company's practices that may, in some cases, limit its ability to grow and improve profitability.

Some of the NAIC pronouncements, particularly as they affect accounting issues, take effect automatically in the various states without affirmative action by the states. Statutes, regulations, and interpretations may be applied with retroactive impact, particularly in areas such as accounting and reserve requirements. Also, regulatory actions with prospective impact can potentially have a significant impact on currently sold products. As an example of both retroactive and prospective impacts, in late 2005, the NAIC approved an amendment to Actuarial Guideline 38 ("AG38"), commonly known as AXXX, which interprets the reserve requirements for universal life insurance with secondary guarantees. This amendment retroactively increased the reserve requirements for universal life insurance with secondary guarantee products issued after July 1, 2005. This change to AG38 also affected the profitability of universal life products sold after the adoption date. The NAIC is continuing to study reserving methodology and has issued additional changes to AXXX and Regulation XXX, which have had the effect of modestly decreasing the reserves required for certain traditional and universal life policies that were issued on January 1, 2007 and later. In addition, accounting and actuarial groups within the NAIC have studied whether to change the accounting standards that relate to certain reinsurance credits, and if changes were made, whether they should be applied retrospectively, prospectively only, or in a phased-in manner. A requirement to reduce the reserve credits on ceded business, if applied retroactively, would have a negative impact on the statutory capital of the Company. The NAIC continues to work to reform state regulation in various areas, including comprehensive reforms relating to life insurance reserves.

At the federal level, bills are routinely introduced in both chambers of the United States Congress which could affect life insurers. In the past, Congress has considered legislation that would impact insurance companies in numerous ways, such as providing for an optional federal charter or federal presence for insurance, pre-empting state law in certain respects regarding the regulation of reinsurance, increasing federal oversight in areas such as consumer protection and solvency regulation, and other matters. The Company cannot predict whether or in what form reforms will be enacted and, if so, whether the enacted reforms will positively or negatively affect the Company or whether any effects will be material.

In 2009, the Obama Administration released a set of proposed reforms with respect to financial services entities. As part of a larger effort to strengthen the regulation of the financial services market, the proposal outlines certain reforms applicable to the insurance industry. Although no legislation has been enacted or regulations promulgated with respect to the proposal, there is currently legislation pending before Congress which would require changes to law or regulation applicable to the Company, including but not limited to: the establishment of federal regulatory authority over derivatives, the establishment of consolidated federal regulation and resolution authority over systemically important financial services firms, changes to the regulation of broker dealers and investment advisors, and the imposition of additional regulation over credit rating agencies. Any additional legislation or regulatory requirements applicable to the Company or those entities with which it does business promulgated in connection with the proposal may make it more expensive for the Company to conduct its business and subject the Company to an additional layer of regulatory oversight. Such actions by Congress could have a material adverse effect on the Company's financial condition and results of operations.

The proposal as well as legislation pending before Congress also calls for the creation of a Consumer Financial Protection Agency ("CFPA") with jurisdiction over credit, savings, payment, and other consumer financial products and services, other than investment products already regulated by the United States Securities and Exchange Commission (the "SEC") or the U.S. Commodity Futures Trading Commission. Certain of the Company's subsidiaries sell products that could be regulated by the CFPA. Any such regulation by the CFPA could make it more difficult or costly for the Company's subsidiaries to sell certain products and have a material adverse effect on its financial condition and results of operations.

The Company's subsidiaries may also be subject to regulation by the United States Department of Labor when providing a variety of products and services to employee benefit plans governed by the Employee Retirement Income Security Act ("ERISA"). Severe penalties are imposed for breach of duties under ERISA.

Certain policies, contracts, and annuities offered by the Company's subsidiaries are subject to regulation under the federal securities laws administered by the Securities and Exchange Commission. The federal securities laws contain regulatory restrictions and criminal, administrative, and private remedial provisions.

Other types of regulation that could affect the Company and its subsidiaries include insurance company investment laws and regulations, state statutory accounting practices, anti-trust laws, minimum solvency requirements, state securities laws, federal privacy laws, insurable interest laws, federal anti-money laundering and anti-terrorism laws, and because the Company owns and operates real property, state, federal, and local environmental laws. The Company cannot predict what form any future changes in these or other areas of regulation affecting the insurance industry might take or what effect, if any, such proposals might have on the Company if enacted into law.

Changes to tax law or interpretations of existing tax law could adversely affect the Company and its ability to compete with non-insurance products or reduce the demand for certain insurance products.

Under the Internal Revenue Code of 1986, as amended (the "Code"), income tax payable by policyholders on investment earnings is deferred during the accumulation period of certain life insurance and annuity products. This favorable tax treatment may give certain of the Company's products a competitive advantage over other non-insurance products. To the extent that the Code is revised to reduce the tax-deferred status of life insurance and annuity products, or to increase the tax-deferred status of competing products, all life insurance companies, including the Company's subsidiaries, would be adversely affected with respect to their ability to sell such products, and, depending upon grandfathering provisions, would be affected by the surrenders of existing annuity contracts and life insurance policies. For example, changes in laws or regulations could restrict or eliminate the advantages of certain corporate or bank-owned life insurance products. Changes in tax law, which have reduced the federal income tax rates on corporate dividends in certain circumstances, could make the tax advantages of investing in certain life insurance or annuity products less attractive. Additionally, changes in tax law based on proposals to establish new tax advantaged retirement and life savings plans, if enacted, could reduce the tax advantage of investing in certain life insurance or annuity products. In addition, life insurance products are often used to fund estate tax obligations. Legislation has been enacted that reduces and eventually eliminates the federal estate tax. Under the legislation that has been enacted, the estate tax will be reinstated, in its entirety, in 2011 and thereafter. Members of Congress have expressed a desire to modify the existing legislation, which this modification could result in a faster or more complete reduction or repeal of the estate tax. If the estate tax is significantly reduced or eliminated, the demand for certain life insurance products could be adversely affected. Additionally, the Company is subject to the federal corporation income tax. The Company cannot predict what changes to tax law or interpretations of existing tax law may ultimately be enacted or adopted or whether such changes could adversely affect the Company.

The Company's move away from relying on reinsurance for newly written traditional life products results in a net reduction of current taxes (but an increase in deferred taxes). The resulting benefit of reduced current taxes is attributed to the applicable life products and is an important component of the profitability of these products. The profitability and competitive position of these products is dependent on the continuation of current tax law and the ability to generate taxable income.

The Company may be required to establish a valuation allowance against its deferred tax assets, which could materially adversely affect the Company's results of operations, financial condition, and capital position.

Deferred tax assets refer to assets that are attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets in essence represent future savings of taxes that would otherwise be paid in cash. The realization of the deferred tax assets is dependent upon the generation of sufficient future taxable income, including capital gains. If it is determined that the deferred tax assets cannot be realized, a deferred tax valuation allowance must be established, with a corresponding charge to net income.

Based on the Company's current assessment of future taxable income, including available tax planning opportunities, the Company anticipates that it is more likely than not that it will generate sufficient taxable income to realize its material deferred tax assets. If future events differ from the Company's current forecasts, a valuation allowance may need to be established, which could have a material adverse effect on the Company's results of operations, financial condition, and capital position.

Financial services companies are frequently the targets of litigation, including class action litigation, which could result in substantial judgments.

A number of civil jury verdicts have been returned against insurers, broker-dealers, and other providers of financial services involving sales, underwriting practices, product design, product disclosure, administration, denial or delay of benefits, charging excessive or impermissible fees, recommending unsuitable products to customers, breaching fiduciary or other duties to customers, refund or claims practices, alleged agent misconduct, failure to properly supervise representatives, relationships with agents or other persons with whom the insurer does business, payment of sales or other contingent commissions, and other matters. Often these lawsuits have resulted in the award of substantial judgments that are disproportionate to the actual damages, including material amounts of punitive non-economic compensatory damages. In some states, juries, judges, and arbitrators have substantial discretion in awarding punitive and non-economic compensatory damages, which creates the potential for unpredictable material adverse judgments or awards in any given lawsuit or arbitration. Arbitration awards are subject to very limited appellate review. In addition, in some class action and other lawsuits, companies have made material settlement payments.

Group health coverage issued through associations and credit insurance coverages have received some negative publicity in the media as well as increased regulatory consideration and review and litigation. The Company has a small closed block of group health insurance coverage that was issued to members of an association; a purported class action lawsuit is currently pending against the Company in connection with this business.

In connection with the Company's discontinued Lender's Indemnity product, it has discovered facts and circumstances that support allegations against third parties (including policyholders and the administrator of the associated loan program), and it has instituted litigation to establish the rights and liabilities of various parties. A counterclaim in the litigation and separate related lawsuits has been filed by various parties seeking to assert liability against the Company for various matters. Claims that have been asserted against the Company in this litigation include alleged contractual claims, bad faith, claims with respect to policies for which premiums were not received by the Company, and recoupment based on a fraudulent transfer theory; with the exception of one remaining party, the litigation has been resolved and the Company continues to vigorously defend the remaining claim. Although the Company cannot predict the outcome of any litigation, it does not believe that the outcome of these matters will have a material impact on the Company's financial condition or results of operations.

The Company, like other financial services companies in the ordinary course of business, is involved in litigation and arbitration. Although the Company cannot predict the outcome of any litigation or arbitration, the Company does not believe that any such outcome will have a material impact on the financial condition or results of operations of the Company.

Publicly held companies in general and the financial services industry in particular are sometimes the target of law enforcement investigations and the focus of increased regulatory scrutiny.

Publicly held companies in general and the financial services and insurance industries in particular are sometimes the target of law enforcement and regulatory investigations relating to the numerous laws and regulations that govern such companies. Some companies have been the subject of law enforcement or other actions resulting from such investigations. Resulting publicity about one company may generate inquiries into or litigation against other publicly held companies and/or financial service providers, even those who do not engage in the business lines or practices at issue in the original action. It is impossible to predict the outcome of such investigations or actions, whether they will expand into other areas not yet contemplated, whether they will result in changes in insurance regulation, whether activities currently thought to be lawful will be characterized as unlawful, or the impact, if any, of such scrutiny on the financial services and insurance industry or the Company. From time to time, the Company receives subpoenas, requests, or other inquires and responds to them in the ordinary course of business.

The Company's ability to maintain competitive unit costs is dependent upon the level of new sales and persistency of existing business.

The Company's ability to maintain competitive unit costs is dependent upon a number of factors, such as the level of new sales, persistency (continuation or renewal) of existing business, and expense management. A decrease in sales or persistency without a corresponding reduction in expenses may result in higher unit costs.

Additionally, a decrease in persistency may result in higher or more rapid amortization of deferred policy acquisition costs and thus higher unit costs, and lower reported earnings. Although many of the Company's products contain surrender charges, the charges decrease over time and may not be sufficient to cover the unamortized deferred policy acquisition costs with respect to the insurance policy or annuity contract being surrendered. Some of the Company's products do not contain surrender charge features and such products can be surrendered or exchanged without penalty. A decrease in persistency may also result in higher claims.

The Company's investments are subject to market, credit, legal, and regulatory risks. These risks could be heightened during periods of extreme volatility or disruption in financial and credit markets.

The Company's invested assets and derivative financial instruments are subject to customary risks of credit defaults and changes in market values. These risks could be heightened during periods of extreme volatility or disruption in the financial and credit markets. A widening of credit spreads will increase the unrealized losses in the Company's investment portfolio. The factors affecting the financial and credit markets could lead to other-than-temporary impairments of assets in the Company's investment portfolio.

The value of the Company's commercial mortgage loan portfolio depends in part on the financial condition of the tenants occupying the properties that the Company has financed. Factors that may affect the overall default rate on, and market value of, the Company's invested assets, derivative financial instruments, and mortgage loans include interest rate levels, financial market performance, and general economic conditions as well as particular circumstances affecting the businesses of individual borrowers and tenants.

Significant continued financial and credit market volatility, changes in interest rates, credit spreads, credit defaults, real estate values, market illiquidity, declines in equity prices, acts of corporate malfeasance, ratings downgrades of the issuers or guarantors of these investments, and declines in general economic conditions, either alone or in combination, could have a material adverse impact on the Company's results of operations, financial condition, or cash flows through realized losses, impairments, changes in unrealized loss positions, and increased demands on capital. In addition, market volatility can make it difficult for the Company to value certain of its assets, especially if trading becomes less frequent. Valuations may include assumptions or estimates that may have significant period-to-period changes that could have an adverse impact on the Company's results of operations or financial condition.

In addition, there are currently several proposals being considered by Congress and various agencies that would facilitate or require servicers of residential mortgage-backed securities ("RMBS") to modify the principal amount of, and/or restructure the amounts payable pursuant to, the residential mortgage loans underlying such securities. Similarly, there are currently several proposals being considered by Congress, including Senate Bill 61, which would grant a bankruptcy court the ability to modify or restructure the payments owing on mortgage loans, which loan modifications could result in a discharge of underlying principal amounts. To the extent a principal loss is imposed by a bankruptcy court (a so-called "cramdown"), under some RMBS structures, the loss would be allocated among the various tranches differently than would a loss resulting from foreclosure, and thus under some RMBS structures could have a disproportionate effect on the higher rated tranches. The Company is unable to predict whether such proposals will be approved and, if so, what specific impact such proposals would have on its fixed income investment portfolio. However, a reduction in the principal amount of the mortgage loans securing a RMBS in the Company's portfolio could result in, among other things, a ratings downgrade of the individual RMBS, a reduction in the market value of the RMBS, and/or accelerated loss of principal on the RMBS. The occurrence of these events could have a material adverse impact on the Company's capital position for regulatory and other purposes, its business, and its results of operations.

The Company may not realize its anticipated financial results from its acquisitions strategy.

The Company's acquisitions have increased its earnings in part by allowing the Company to enter new markets and to position itself to realize certain operating efficiencies. There can be no assurance, however, that suitable acquisitions presenting opportunities for continued growth and operating efficiencies, or capital to fund acquisitions, will continue to be available to the Company, or that the Company will realize the anticipated financial results from its acquisitions.

The Company may be unable to complete an acquisition, or completion of an acquisition may be more costly or take longer than expected or may have a different financing structure than initially contemplated. Moreover, the financial distress experienced by certain financial services industry participants as a result of recent economic conditions may lead to favorable acquisition opportunities, although the Company's ability to pursue such opportunities may be limited due to lower earnings, reserve increases, and a lack of access to sources of financing.

The Company may be unable to obtain regulatory approvals that may be required to complete an acquisition. There may be unforeseen liabilities that arise in connection with businesses that the Company acquires. Additionally, in connection with its acquisitions, the Company assumes, or otherwise becomes responsible for, the obligations of policies and other liabilities of other insurers. Any regulatory, legal, financial, or other adverse development affecting the other insurer could also have an adverse effect on the Company.

The Company is dependent on the performance of others.

The Company's results may be affected by the performance of others because the Company has entered into various arrangements involving other parties. For example, most of the Company's products are sold through independent distribution channels, variable annuity deposits are invested in funds managed by third parties, and certain modified coinsurance assets are managed by third parties. Also, a substantial portion of the Chase Insurance Group acquisition business is being administered by third-party administrators. Additionally, the Company's operations are dependent on various technologies, some of which are provided and/or maintained by other parties. Any of the other parties upon which the Company depends may default on their obligations to the Company due to bankruptcy, insolvency, lack of liquidity, adverse economic conditions, operational failure, fraud, or other reasons. Such defaults could have a material adverse effect on the Company's financial condition, and results of operations.

Certain of these other parties may act on behalf of the Company or represent the Company in various capacities. Consequently, the Company may be held responsible for obligations that arise from the acts or omissions of these other parties.

As with all financial services companies, the Company's ability to conduct business is dependent upon consumer confidence in the industry and its products. Actions of competitors and financial difficulties of other companies in the industry could undermine consumer confidence and adversely affect retention of existing business and future sales of the Company's insurance and investment products.

The Company's reinsurers could fail to meet assumed obligations, increase rates or be subject to adverse developments that could affect the Company.

The Company and its insurance subsidiaries cede material amounts of insurance and transfer related assets to other insurance companies through reinsurance. The Company may enter into third-party reinsurance arrangements under which it will rely on the third party to collect premiums, pay claims, and/or perform customer service functions. However, notwithstanding the transfer of related assets or other issues, the Company remains liable with respect to ceded insurance should any reinsurer fail to meet the obligations assumed. Therefore, the failure, insolvency, or inability or unwillingness to pay under the terms of the reinsurance agreement with the Company of one or more of the Company's reinsurers could negatively impact the Company's earnings and financial position.

The Company's ability to compete is dependent on the availability of reinsurance or other substitute financing solutions. Premium rates charged by the Company are based, in part, on the assumption that reinsurance will be available at a certain cost. Under certain reinsurance agreements, the reinsurer may increase the rate it charges the Company for the reinsurance. Therefore, if the cost of reinsurance were to increase, if reinsurance were to become unavailable, if alternatives to reinsurance were not available to the Company, or if a reinsurer should fail to meet its obligations, the Company could be adversely affected.

Recently, access to reinsurance has become more costly for the Company as well as the insurance industry in general. This could have a negative effect on the Company's ability to compete. In recent years, the number of life reinsurers has decreased as the reinsurance industry has consolidated. The decreased number of participants in the life reinsurance market results in increased concentration of risk for insurers, including the Company. If the reinsurance market further contracts, the Company's ability to continue to offer its products on terms favorable to it could be adversely impacted.

In addition, reinsurers are facing many challenges regarding illiquid credit and/or capital markets, investment downgrades, rating agency downgrades, deterioration of general economic conditions, and other factors negatively impacting the financial services industry. If such events cause a reinsurer to fail to meet its obligations, the Company would be adversely impacted.

The Company has implemented, and plans to continue to expand, a reinsurance program through the use of captive reinsurers. Under these arrangements, an insurer owned by the Company serves as the reinsurer, and the consolidated books and tax returns of the Company reflects a liability consisting of the full reserve amount attributable to the reinsured business. The success of the Company's captive reinsurance program and related marketing efforts is dependent on a number of factors outside the control of the Company, including continued access to financial solutions, a favorable regulatory environment, and the overall tax position of the Company. If the captive reinsurance program is not successful, the Company's ability to continue to offer its products on terms favorable to it would be adversely impacted.

The occurrence of computer viruses, network security breaches, disasters, or other unanticipated events could affect the data processing systems of the Company or its business partners and could damage the Company's business and adversely affect its financial condition and results of operations.

A computer virus could affect the data processing systems of the Company or its business partners, destroying valuable data or making it difficult to conduct business. In addition, despite the Company's implementation of network security measures, its servers could be subject to physical and electronic break-ins, and similar disruptions from unauthorized tampering with its computer systems.

The Company retains confidential information in its computer systems, and relies on sophisticated commercial technologies to maintain the security of those systems. Anyone who is able to circumvent the Company's security measures and penetrate the Company's computer systems could access, view, misappropriate, alter, or delete any information in the systems, including personally identifiable customer information and proprietary business information. In addition, an increasing number of states require that customers be notified of unauthorized access, use, or disclosure of their information. Any compromise of the security of the Company's computer systems that results in inappropriate access, use, or disclosure of personally identifiable customer information could damage the Company's reputation in the marketplace, deter people from purchasing the Company's products, subject the Company to significant civil and criminal liability, and require the Company to incur significant technical, legal, and other expenses.

In the event of a disaster such as a natural catastrophe, an industrial accident, a blackout, or a terrorist attack or war, the Company's computer systems may be inaccessible to its employees, customers, or business partners for an extended period of time. Even if the Company's employees are able to report to work, they may be unable to perform their duties for an extended period of time if the Company's data or systems are disabled or destroyed.

The Company's ability to grow depends in large part upon the continued availability of capital.

The Company deploys significant amounts of capital to support its sales and acquisitions efforts. An amendment to Actuarial Guideline 38 increased the reserve requirements for universal life insurance with secondary guarantees for products issued after July 1, 2005. This amendment, along with the continued reserve requirements of Regulation XXX for traditional life insurance products, has caused the sale of these products to consume additional capital. The Company's future marketing plans are dependent on its ability to access financing solutions. Disruption of the credit markets, or the Company's inability to access capital, could have a negative impact on the Company's ability to grow. Although the Company believes it has sufficient capital to fund its immediate capital needs, the amount of capital available can vary significantly from period to period due to a variety of circumstances, some of which are not predictable, foreseeable, or within the Company's control. A lack of sufficient capital could have a material adverse impact on the Company's financial position and results of operations.

New accounting rules, changes to existing accounting rules, or the grant of permitted accounting practices to competitors could negatively impact the Company.

Like all publicly traded companies, the Company is required to comply with accounting principles generally accepted in the United States ("GAAP"). A number of organizations are instrumental in the development and interpretation of GAAP such as the SEC, the Financial Accounting Standards Board ("FASB"), and the American Institute of Certified Public Accountants ("AICPA"). GAAP is subject to constant review by these organizations and others in an effort to address emerging accounting rules and issue interpretative accounting guidance on a continual basis. The Company can give no assurance that future changes to GAAP will not have a negative impact on the Company. GAAP includes the requirement to carry certain investments and insurance liabilities at fair value. These fair values are sensitive to various factors including, but not limited to, interest rate movements, credit spreads, and various other factors. Because of this, changes in these fair values may cause increased levels of volatility in the Company's financial statements.

In addition, the Company's insurance subsidiaries are required to comply with statutory accounting principles ("SAP"). SAP and various components of SAP (such as actuarial reserving methodology) are subject to constant review by the NAIC and its task forces and committees as well as state insurance departments in an effort to address emerging issues and otherwise improve or alter financial reporting. Various proposals either are currently or have previously been pending before committees and task forces of the NAIC, some of which, if enacted, would negatively affect the Company, including one that relates to certain reinsurance credits, and some of which could positively impact the Company. The NAIC is also currently working to reform state regulation in various areas, including comprehensive reforms relating to life insurance reserves and the accounting for such reserves. The Company cannot predict whether or in what form reforms will be enacted and, if so, whether the enacted reforms will positively or negatively affect the Company. In addition, the NAIC Accounting Practices and Procedures manual provides that state insurance departments may permit insurance companies domiciled therein to depart from SAP by granting them permitted accounting practices. The Company cannot predict whether or when the insurance departments of the states of domicile of its competitors may permit them to utilize advantageous accounting practices that depart from SAP, the use of which is not permitted by the insurance departments of the states of domicile of the Company's insurance subsidiaries. With respect to regulations and guidelines, states sometimes defer to the interpretation of the insurance department of the state of domicile. Neither the action of the domiciliary state nor action of the NAIC is binding on a state. Accordingly, a state could choose to follow a different interpretation. The Company can give no assurance that future changes to SAP or components of SAP or the grant of permitted accounting practices to its competitors will not have a negative impact on the Company.

The Company's risk management policies and procedures could leave it exposed to unidentified or unanticipated risk, which could negatively affect our business or result in losses.

The Company has developed risk management policies and procedures and expects to continue to enhance these in the future. Nonetheless, the Company's policies and procedures to identify, monitor, and manage both internal and external risks may not predict future exposures, which could be different or significantly greater than expected.

These identified risks may not be the only risks facing the Company. Additional risks and uncertainties not currently known to us, or that we currently deem to be immaterial, may adversely affect our business, financial condition, and/or operating results.

Credit market volatility or disruption could adversely impact the Company's financial condition or results from operations.

Significant volatility or disruption in credit markets could have an adverse impact in several ways on either the Company's financial condition or results from operations. Changes in interest rates and credit spreads could cause market price and cash flow variability in the fixed income instruments in the Company's investment portfolio. Significant volatility and lack of liquidity in the credit markets could cause issuers of the fixed-income securities in the Company's investment portfolio to default on either principal or interest payments on these securities. Additionally, market price valuations may not accurately reflect the underlying expected cash flows of securities within the Company's investment portfolio.

The Company's statutory surplus is also impacted by widening credit spreads as a result of the accounting for the assets and liabilities on its fixed market value adjusted ("MVA") annuities. Statutory separate account assets supporting the fixed MVA annuities are recorded at fair value. In determining the statutory reserve for the fixed MVA annuities, the Company is required to use current crediting rates based on U.S. Treasuries. In many capital market scenarios, current crediting rates based on U.S. Treasuries are highly correlated with market rates implicit in the fair value of statutory separate account assets. As a result, the change in the statutory reserve from period to period will likely substantially offset the change in the fair value of the statutory separate account assets. However, in periods of volatile credit markets, actual credit spreads on investment assets may increase sharply for certain sub-sectors of the overall credit market, resulting in statutory separate account asset market value losses. Credit spreads are not consistently fully reflected in crediting rates based on U.S. Treasuries, and the calculation of statutory reserves will not substantially offset the change in fair value of the statutory separate account assets resulting in reductions in statutory surplus. This situation would result in the need to devote significant additional capital to support fixed MVA annuity products.

Volatility or disruption in the credit markets could also impact the Company's ability to efficiently access financial solutions for purposes of issuing long-term debt for financing purposes, its ability to obtain financial solutions for purposes of supporting certain traditional and universal life insurance products for capital management purposes, or result in an increase in the cost of existing securitization structures.

The ability of the Company to implement financing solutions designed to fund a portion of statutory reserves on both the traditional and universal life blocks of business is dependent upon factors such as the ratings of the Company, the size of the blocks of business affected, the mortality experience of the Company, the credit markets, and other factors. The Company cannot predict the continued availability of such solutions or the form that the market may dictate. To the extent that such financing solutions are not available, the Company's financial position could be adversely affected through impacts including, but not limited to, higher borrowing costs, surplus strain, lower sales capacity, and possible reduced earnings expectations.

Disruption of the capital and credit markets could negatively affect the Company's ability to meet its liquidity and financing needs.

The Company needs liquidity to meet its obligations to its policyholders and its debt holders, and to pay its operating expenses. The Company's sources of liquidity include insurance premiums, annuity considerations, deposit funds, cash flow from investments and assets, and other income from its operations. In normal credit and capital market conditions, the Company's sources of liquidity also include a variety of short and long-term borrowing arrangements, including issuing debt securities, as well as raising capital by issuing a variety of equity securities.

The Company's business is dependent on the capital and credit markets, including confidence in such markets. When the credit and capital markets are disrupted and confidence is eroded the Company may not be able to borrow or raise equity capital, or the cost of borrowing or raising equity capital may be prohibitively high. If the Company's internal sources of liquidity are inadequate during such periods, the Company could suffer negative effects from not being able to borrow or raise capital, or from having to do so on unfavorable terms. The negative effects could include being forced to sell assets at a loss, a lowering of the Company's credit ratings and the financial strength ratings of its insurance subsidiaries, and the possibility that customers, lenders, shareholders, ratings agencies, or regulators develop a negative perception of the Company's financial prospects, which could lead to further adverse effects on the Company.

Difficult conditions in the economy generally could adversely affect the Company's business and results from operations.

A general economic slowdown could adversely affect the Company in the form of consumer behavior and pressure on the Company's investment portfolios. Consumer behavior could include decreased demand for the Company's products and elevated levels of policy lapses, policy loans, withdrawals, and surrenders. The Company's investment and mortgage loan portfolios could be adversely affected as a result of deteriorating financial and business conditions affecting the issuers of the securities in the Company's investment portfolio and the Company's commercial mortgage loan borrowers and their tenants.

Deterioration of general economic conditions could result in a severe and extended economic recession, which could materially adversely affect the Company's business and results of operations.

On December 1, 2008, the National Bureau of Economic Research officially declared that the United States economy has been in a recession since December of 2007. The U.S. Department of Labor announced in December of 2009 that the number of unemployed persons has increased by 7.6 million, or 5%, since the recession began. While economic indicators have fluctuated throughout 2009, continued concerns over a weakened labor market, deficit spending, the value of the U.S. dollar, the availability and cost of credit, and sustained declines in the housing market continue to exert downward pressure on the consumer confidence index.

Like other financial institutions, and particularly life insurers, the Company has been adversely affected by these conditions. The continued presence of these conditions could have an adverse impact on the Company by, among other things, exerting deep downward pressure on the price of the Company's stock, decreasing demand for its insurance and investment products, and increasing the level of lapses and surrenders of its policies. The Company and its subsidiaries could also experience additional ratings downgrades from ratings agencies, unrealized losses, significant realized losses, impairments in its investment portfolio, and charges incurred as a result of mark-to-market and fair value accounting principles. If the current economic conditions worsen, the Company's ability to access sources of capital and liquidity may be further limited.

Economic trends may worsen in 2010, thus contributing to increased volatility and diminished expectations for the economy and markets. This could result in a severe and extended economic recession characterized by protracted declines in business activity and consumer confidence. The Company cannot predict the duration of such a recession or, when the global economy improves, how long it will take to return to historically normal levels. The occurrence of a severe and extended economic recession could have a material adverse effect on the Company's business and results of operations.

There can be no assurance that the actions of the U.S. Government or other governmental and regulatory bodies for the purpose of stabilizing the financial markets will achieve their intended effect.

On February 10, 2009, the U.S. Treasury announced that it was replacing the programs enacted pursuant to the Emergency Economic Stabilization Act of 2008 ("EESA") with new programs collectively entitled the Financial Stability Plan. In addition, Congress continues to consider various measures designed to facilitate stabilization and stimulate the financial markets. The Company cannot predict whether these actions will achieve their intended effect nor can it predict the duration of the programs. Additionally, the Company cannot predict whether such actions will place it at a disadvantage relative to its competitors within the financial services industry.

The Company may not be able to protect its intellectual property and may be subject to infringement claims.

The Company relies on a combination of contractual rights and copyright, trademark, patent, and trade secret laws to establish and protect its intellectual property. Although the Company uses a broad range of measures to protect its intellectual property rights, third parties may infringe or misappropriate its intellectual property. The Company may have to litigate to enforce and protect its copyrights, trademarks, patents, trade secrets, and know-how or to determine their scope, validity, or enforceability, which represents a diversion of resources that may be significant in amount and may not prove successful. The loss of intellectual property protection or the inability to secure or enforce the protection of the Company's intellectual property assets could have a material adverse effect on its business and ability to compete.

The Company also may be subject to costly litigation in the event that another party alleges its operations or activities infringe upon that party's intellectual property rights. Third parties may have, or may eventually be issued, patents that could be infringed by the Company's products, methods, processes, or services. Any party that holds such a patent could make a claim of infringement against the Company. The Company may also be subject to claims by third parties for breach of copyright, trademark, trade secret, or license usage rights. Any such claims and any resulting litigation could result in significant liability for damages. If the Company were found to have infringed a third-party patent or other intellectual property rights, it could incur substantial liability, and in some circumstances could be enjoined from providing certain products or services to its customers or utilizing and benefiting from certain methods, processes, copyrights, trademarks, trade secrets, or licenses, or alternatively could be required to enter into costly licensing arrangements with third parties, all of which could have a material adverse effect on the Company's business, results of operations, and financial condition.

The Company could be adversely affected by an inability to access its credit facility.

The Company relies on its credit facility as a potential source of liquidity. The availability of these funds could be critical to the Company's credit and financial strength ratings and its ability to meet obligations, particularly in the current market when alternative sources of credit are either difficult to access or costly. The availability of the Company's credit facility is dependent in part on the ability of the lenders to provide funds under the facility. The Company's credit facility contains various affirmative and negative covenants and events of default, including covenants requiring the Company to maintain a specified minimum consolidated net worth. The Company's right to make borrowings under the facility is subject to the fulfillment of certain conditions, including its compliance with all covenants. The Company's failure to comply with the covenants in the credit facility could restrict its ability to access this credit facility when needed. The Company's inability to access some or all of the line or credit under the credit facility could have a material adverse effect on our financial condition and results of operations.

The amount of statutory capital that the Company has and the amount of statutory capital that it must hold to maintain its financial strength and credit ratings and meet other requirements can vary significantly from time to time and is sensitive to a number of factors outside of the Company's control.

The Company primarily conducts business through licensed insurance company subsidiaries. Insurance regulators have established regulations that provide minimum capitalization requirements based on risk-based capital ("RBC") formulas for life and property and casualty companies. The RBC formula for life insurance companies establishes capital requirements relating to insurance, business, asset, interest rate, and certain other risks.

In any particular year, statutory surplus amounts and RBC ratios may increase or decrease depending on a variety of factors; the amount of statutory income or losses generated by the Company's insurance subsidiaries (which itself is sensitive to equity market and credit market conditions), the amount of additional capital its insurance subsidiaries must hold to support business growth, changes in the Company's reserve requirements, the Company's ability to secure capital market solutions to provide reserve relief, changes in equity market levels, the value of certain fixed-income and equity securities in its investment portfolio, the credit ratings of investments held in its portfolio, the value of certain derivative instruments, changes in interest rates and foreign currency exchange rates, credit market volatility, changes in consumer behavior, as well as changes to the NAIC RBC formula. Most of these factors are outside of the Company's control. The Company's financial strength and credit ratings are significantly influenced by the statutory surplus amounts and RBC ratios of its insurance company subsidiaries. Rating agencies may implement changes to their internal models that have the effect of increasing or decreasing the amount of statutory capital the Company must hold in order to maintain its current ratings. In addition, rating agencies may downgrade the investments held in the Company's portfolio, which could result in a reduction of the Company's capital and surplus and/or its RBC ratio.

In extreme scenarios of equity market declines, the amount of additional statutory reserves the Company is required to hold for its variable product guarantees may increase at a rate greater than the rate of change of the markets. Increases in reserves could result in a reduction to the Company's capital, surplus, and/or RBC ratio. Also, in environments where there is not a correlative relationship between interest rates and spreads, the Company's market value adjusted annuity product can have a material adverse effect on the Company's statutory surplus position.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

The Company's home office is located at 2801 Highway 280 South, Birmingham, Alabama. The Company owns two buildings consisting of 310,000 square feet constructed in two phases. Building 1 was constructed in 1974 and Building 2 was constructed in 1982. Additionally, the Company leases a third 310,000 square-foot building constructed in 2004. Parking is provided for approximately 2,594 vehicles.

The Company leases administrative and marketing office space in 23 cities, including 23,586 square feet in Birmingham (excluding the home office building), with most leases being for periods of three to ten years. The aggregate annualized rent is approximately $7.2 million.

The Company believes its properties are adequate and suitable for the Company's business as currently conducted and are adequately maintained. The above properties do not include properties the Company owns for investment only.

Item 3. Legal Proceedings

To the knowledge and in the opinion of management, there are no material pending legal proceedings, other than ordinary routine litigation incidental to the business of the Company, to which the Company or any of its subsidiaries is a party or of which any of our properties is the subject. For additional information regarding legal proceedings see Item 1A, *Risk Factors and Cautionary Factors that may Affect Future Results* included herein.

Item 4. Submission of Matters to a Vote of Security Holders

No matter was submitted during the fourth quarter of 2009 to a vote of the Company's security holders.

PART II

Item 5. Market for the Registrant's Common Equity and Related Stockholder Matters and Issuer Purchases of Equity Securities

The Company's Common Stock is listed and principally traded on the New York Stock Exchange (NYSE symbol: PL). The following table sets forth the highest and lowest closing prices of the Company's Common Stock, $0.50 par value, as reported by the New York Stock Exchange during the periods indicated, along with the dividends paid per share of Common Stock during the same periods.

	Range		
	High	Low	Dividends
2009			
First Quarter	$16.77	$ 2.92	$0.120
Second Quarter	13.48	5.51	0.120
Third Quarter	23.97	10.57	0.120
Fourth Quarter	22.64	15.80	0.120
2008			
First Quarter	$41.13	$36.82	$0.225
Second Quarter	43.69	38.05	0.235
Third Quarter	38.07	25.75	0.235
Fourth Quarter	37.10	5.73	0.120

On December 31, 2009, there were approximately 1,403 owners of record of the Company's Common Stock.

The Company (or its predecessor) has paid cash dividends each year since 1926 and each quarter since 1934. The Company expects to continue to pay cash dividends, subject to its earnings and financial condition, regulatory requirements, capital needs, and other relevant factors. The Company's ability to pay cash dividends is dependent in part on cash dividends received by the Company from its life insurance subsidiaries and regulatory requirements. See Item 7, *Management's Discussion and Analysis of Financial Condition and Results of Operations*, "Liquidity and Capital Resources" included herein. Such subsidiary dividends are restricted by the various insurance laws of the states in which the subsidiaries are incorporated. See Item 1, *Business*, "Regulation".

Purchases of Equity Securities by the Issuer

The following table summarizes the Company's repurchases of its common stock:

Period	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Programs	Approximate Value of Shares that May Yet Be Purchased Under the Program[1]
	(Dollars In Thousands, Except Share Amounts)			
January 1, 2008 through January 31, 2008	—	$ —	—	$100,000
February 1, 2008 through February 29, 2008	129,900	$38.56	129,900	$ 94,988
March 1, 2008 through March 31, 2008	320,900	$37.77	320,900	$ 82,857
Total	450,800	$38.00	450,800	$ 82,857

(1) In May 2004, the Company announced the initiation of its $100 million share repurchase program, which commenced execution on February 12, 2008.

On May 7, 2007, the Company's Board of Directors extended the Company's previously authorized $100 million share repurchase program. The Company announced on February 12, 2008, that it had commenced execution of this repurchase plan. The current authorization extends through May 6, 2010. Future activity will be dependent upon many factors, including capital levels, rating agency expectations, and the relative attractiveness of alternative uses for capital. There were no shares repurchased during the year ended December 31, 2009. The remaining capacity, expressed in aggregate value of shares, which may be repurchased under the existing program is approximately $82.9 million.

Item 6. Selected Financial Data

	For The Year Ended December 31,				
	2009	2008	2007	2006	2005
	(Dollars In Thousands, Except Per Share Amounts)				
INCOME STATEMENT DATA					
Premiums and policy fees	$ 2,689,699	$ 2,692,553	$ 2,727,023	$ 2,317,337	$ 1,955,780
Reinsurance ceded	(1,527,053)	(1,582,810)	(1,600,684)	(1,371,215)	(1,226,857)
Net of reinsurance ceded	1,162,646	1,109,743	1,126,339	946,122	728,923
Net investment income	1,665,036	1,675,164	1,675,934	1,419,778	1,180,502
Realized investment gains (losses)					
Derivative financial instruments	(177,953)	116,657	8,469	(21,516)	(30,881)
All other investments	300,194	(272,694)	8,650	109,773	61,191
Other-than-temporary impairment losses	(227,770)	(311,798)	(48)	(5,689)	(11,798)
Portion of loss recognized in other comprehensive income (before taxes)	47,725	—	—	—	—
Net impairment losses recognized in earnings	(180,045)	(311,798)	(48)	(5,689)	(11,798)
Other income	298,148	188,492	232,357	230,665	181,267
Total revenues	3,068,026	2,505,564	3,051,701	2,679,133	2,109,204
Benefits and expenses	2,651,248	2,580,695	2,615,613	2,247,225	1,732,191
Income tax (benefit) expense	145,290	(33,276)	146,522	150,347	130,446
Change in accounting principle	—	—	—	—	—
Net income (loss)	$ 271,488	$ (41,855)	$ 289,566	$ 281,561	$ 246,567
PER SHARE DATA					
Net income (loss) from continuing operations[1]—basic	$ 3.37	$ (0.59)	$ 4.07	$ 3.98	$ 3.49
Net income (loss)—basic	$ 3.37	$ (0.59)	$ 4.07	$ 3.98	$ 3.49
Average share outstanding—basic	80,488,694	71,108,961	71,061,152	70,795,453	70,562,186
Net income (loss) from continuing operations[1]—diluted	$ 3.34	$ (0.59)	$ 4.05	$ 3.94	$ 3.46
Net income (loss)—diluted	$ 3.34	$ (0.59)	$ 4.05	$ 3.94	$ 3.46
Average share outstanding—diluted	81,249,265	71,108,961[2]	71,478,021	71,390,513	71,350,541
Cash dividends	$ 0.48	$ 0.82	$ 0.89	$ 0.84	$ 0.760
Shareowners' equity	$ 28.96	$ 10.89	$ 35.02	$ 33.06	$ 31.33

	As of December 31,				
	2009	2008	2007	2006	2005
	(Dollars In Thousands)				
BALANCE SHEET DATA					
Total assets	$42,311,587	$39,572,449	$41,786,041	$39,795,294	$28,966,993
Total stable value contracts and annuity account balances	13,492,190	14,317,832	13,754,846	14,471,553	9,445,726
Non-recourse funding obligations	575,000	1,375,000	1,375,000	425,000	125,000
Liabilities related to variable interest entities[3]	—	—	400,000	420,395	448,093
Long-term debt	1,644,852	714,852	559,852	479,132	482,532
Subordinated debt securities	524,743	524,743	524,743	524,743	324,743
Shareowners' equity	2,478,821	761,095	2,456,761	2,313,075	2,183,660

(1) Net income (loss) excluding change in accounting principle for applicable periods.

(2) Per the earnings per share guidance, the ASC Earnings Per Share Topic, no potential common shares are included in the computation of of diluted per share amounts when a loss from operations exists. See Note 15, *Earnings (Loss) Per Share* for additional information.

(3) See Note 9, *Debt and Other Obligations* for additional information related to the elimination of this variable interest entity.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") should be read in conjunction with our consolidated audited financial statements and related notes included herein.

Certain reclassifications have been made in the previously reported financial statements and accompanying notes to make the prior period amounts comparable to those of the current period. Such reclassifications had no effect on previously reported net income or shareowners' equity.

FORWARD-LOOKING STATEMENTS—CAUTIONARY LANGUAGE

This report reviews our financial condition and results of operations including our liquidity and capital resources. Historical information is presented and discussed, and where appropriate, factors that may affect future financial performance are also identified and discussed. Certain statements made in this report include "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include any statement that may predict, forecast, indicate, or imply future results, performance, or achievements instead of historical facts and may contain words like "believe," "expect," "estimate," "project," "budget," "forecast," "anticipate," "plan," "will," "shall," "may," and other words, phrases, or expressions with similar meaning. Forward-looking statements involve risks and uncertainties, which may cause actual results to differ materially from the results contained in the forward-looking statements, and we cannot give assurances that such statements will prove to be correct. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results. For more information about the risks, uncertainties, and other factors that could affect our future results, please refer to Item 1A, *Risk Factors and Cautionary Factors that may Affect Future Results* included herein.

OVERVIEW

Our business

We are a holding company headquartered in Birmingham, Alabama, with subsidiaries that provide financial services through the production, distribution, and administration of insurance and investment products. Founded in 1907, Protective Life Insurance Company ("PLICO") is our largest operating subsidiary. Unless the context otherwise requires, the "Company," "we," "us," or "our" refers to the consolidated group of Protective Life Corporation and our subsidiaries.

We have several operating segments, each having a strategic focus. An operating segment is distinguished by products, channels of distribution, and/or other strategic distinctions. We periodically evaluate our operating segments as prescribed in the Accounting Standards Codification ("ASC") Segment Reporting Topic, and make adjustments to our segment reporting as needed.

Our operating segments are Life Marketing, Acquisitions, Annuities, Stable Value Products, Asset Protection, and Corporate and Other.

- ***Life Marketing***—We market level premium term insurance ("traditional"), universal life ("UL"), variable universal life, and bank-owned life insurance ("BOLI") products on a national basis primarily through networks of independent insurance agents and brokers, stockbrokers, and independent marketing organizations.
- ***Acquisitions***—We focus on acquiring, converting, and servicing policies acquired from other companies. The segment's primary focus is on life insurance policies and annuity products sold to individuals. In the ordinary course of business, the Acquisitions segment regularly considers acquisitions of blocks of policies or smaller insurance companies. The level of the segment's acquisition activity is predicated upon many factors, including available capital, operating capacity,

and market dynamics. Policies acquired through the Acquisition segment are "closed" blocks of business (no new policies are being marketed). Therefore, earnings and account values are expected to decline as the result of lapses, deaths, and other terminations of coverage unless new acquisitions are made.

- ***Annuities***—We market and support fixed and variable annuity products. These products are primarily sold through broker-dealers, financial institutions, and independent agents and brokers.
- ***Stable Value Products***—We sell guaranteed funding agreements ("GFAs") to special purpose entities that in turn issue notes or certificates in smaller, transferable denominations. The segment also markets fixed and floating rate funding agreements directly to the trustees of municipal bond proceeds, institutional investors, bank trust departments, and money market funds. Additionally, the segment markets guaranteed investment contracts ("GICs") to 401(k) and other qualified retirement savings plans.
- ***Asset Protection***—We primarily market extended service contracts and credit life and disability insurance to protect consumers' investments in automobiles, watercraft, and recreational vehicles. In addition, the segment markets a guaranteed asset protection ("GAP") product.
- ***Corporate and Other***—This segment primarily consists of net investment income (including the impact of carrying excess liquidity), expenses not attributable to the segments above (including net investment income on capital and interest on debt), and a trading portfolio that was previously part of a variable interest entity. This segment also includes earnings from several non-strategic or runoff lines of business (primarily cancer insurance, residual value insurance, surety insurance, and group annuities), various investment-related transactions, and the operations of several small subsidiaries.

Reinsurance Ceded

For approximately 10 years prior to mid-2005, we entered into reinsurance contracts in which we ceded a significant percentage, generally 90%, of our newly written business on a first dollar quota share basis. Our traditional life insurance was ceded under coinsurance contracts and universal life insurance was ceded under yearly renewable term ("YRT") contracts. During this time, we obtained coinsurance on our traditional life business at favorable rates, while reducing the amount of capital deployed and increasing overall returns. In mid-2005, the Company substantially discontinued coinsuring its newly written traditional life insurance and moved to YRT reinsurance as discussed below. We continue to reinsure 90% of the mortality risk, but not the account values, on our newly written universal life insurance.

We currently enter into reinsurance contracts with reinsurers under YRT contracts to provide coverage for insurance issued in excess of the amount it retains on any one life. The amount of insurance retained on any one life was $500,000 in years prior to mid-2005. In 2005, this retention was increased to amounts up to $1,000,000 for certain policies, and during 2008, was increased to $2,000,000 for certain policies.

During recent years, the life reinsurance market continued the process of consolidation and tightening, resulting in a higher net cost of reinsurance for much of our life insurance business. We have also been challenged by changes in the reinsurance market which have impacted management of capital, particularly in our traditional life business which is required to hold reserves pursuant to the Valuation of Life Insurance Policies Model Regulation ("Regulation XXX"). In response to these challenges, in 2005 we reduced our overall reliance on reinsurance by changing from coinsurance to YRT reinsurance arrangements for newly issued traditional life products.

EXECUTIVE SUMMARY

In the face of very difficult economic conditions, we made solid progress on many fronts in 2009 and finished the year on a strong and positive note. In light of the challenges experienced in the economic and market environment during 2009, we strategically positioned ourselves to weather the economic climate by taking actions such as shifting our focus to products that are less capital intensive, implementing pricing initiatives, initiating expense saving initiatives, maintaining a solid distribution network, and reducing sales with less attractive spread levels. Operating earnings were at a record level for 2009. Shareowners' equity at December 31, 2009, reached a record level, and shareowners' equity improved materially from that reported as of December 31, 2008. We were also able to maintain good relationships with distributors, customers, and regulators in this environment.

In addition, we significantly improved our statutory capital position in 2009. During the second quarter of 2009, we issued 15.5 million shares of common stock through a public offering. This offering generated approximately $132.8 million of net proceeds to the Company. During the fourth quarter of 2009, we recorded a pre-tax gain, net of deferred issue costs, of approximately $126.3 million, related to the issuance of $800 million aggregate senior notes and the concurrent re-purchase of $800 million in non-recourse funding obligations held by third parties, at a discount.

Our core operating fundamentals, in addition to the gain mentioned above, contributed to our continued success for the year ended December 31, 2009, reflected in the year's pretax operating income of $495.4 million. During 2009, we also experienced significant improvements in our net unrealized loss position. As of December 31, 2009, our net unrealized loss position was $256.7 million, after tax and deferred acquisition costs ("DAC") offsets, an improvement of $1.3 billion or approximately 83.7%, compared to December 31, 2008.

These positive accomplishments notwithstanding, the year also included some disappointments. These included ratings downgrades, a significant decline in our stock price from its peak in 2007, a reduction in earnings from holding large amounts of liquidity, material investment losses, and the dilutive effect of the aforementioned equity offering. We continue to see challenges ahead given the current environment, and therefore have a continued focus on balancing our overall capital strategy with earnings growth expectations and risk management.

Significant financial information related to each of our segments is included in "Results of Operations".

RISKS AND UNCERTAINTIES

The factors which could affect our future results include, but are not limited to, general economic conditions and the following risks and uncertainties:

General

- exposure to the risks of natural and man-made catastrophes, pandemics, malicious and terrorist acts that could adversely affect our operations and results;
- computer viruses, network security breaches, disasters, or other unanticipated events could affect our data processing systems or those of our business partners and could damage our business and adversely affect our financial condition and results of operations;
- actual experience may differ from management's assumptions and estimates and negatively affect our results;
- we may not realize our anticipated financial results from our acquisitions strategy;
- we are dependent on the performance of others;

- our risk management policies and procedures could leave us exposed to unidentified or unanticipated risk, which could negatively affect our business or result in losses;

Financial environment

- interest rate fluctuations could negatively affect our interest earnings and spread income or otherwise impact our business;
- our investments are subject to market, credit, legal, and regulatory risks, which could be heightened during periods of extreme volatility or disruption in the financial and credit markets;
- equity market volatility could negatively impact our business;
- credit market volatility or disruption could adversely impact our financial condition or results from operations;
- our ability to grow depends in large part upon the continued availability of capital;
- we could be adversely affected by a ratings downgrade or other negative action by a ratings organization;
- a loss of policyholder confidence in our insurance subsidiaries could lead to higher than expected levels of policyholder surrenders and withdrawal of funds;
- we could be forced to sell investments at a loss to cover policyholder withdrawals;
- disruption of the capital and credit markets could negatively affect our ability to meet our liquidity and financing needs;
- difficult conditions in the economy generally could adversely affect our business and results from operations;
- continued deterioration of general economic conditions could result in a severe and extended economic recession, which could materially adversely affect our business and results from operations;
- there can be no assurance that the actions of the United States Government or other governmental and regulatory bodies for the purpose of stabilizing the financial markets will achieve their intended effect;
- we may be required to establish a valuation allowance against our deferred tax assets, which could materially adversely affect our results of operations, financial condition, and capital position;
- we could be adversely affected by an inability to access our credit facility;
- our financial condition or results of operations could be adversely impacted if our assumptions regarding the fair value and future performance of our investments differ from actual experience;
- the amount of statutory capital we have and must hold to maintain our financial strength and credit ratings and meet other requirements can vary significantly from time to time and is sensitive to a number of factors outside of our control;
- we are a holding company and depend on the ability of our subsidiaries to transfer funds to us to meet our obligations and pay dividends;

Industry

- insurance companies are highly regulated and subject to numerous legal restrictions and regulations;

- changes to tax law or interpretations of existing tax law could adversely affect our ability to compete with non-insurance products or reduce the demand for certain insurance products;
- financial services companies are frequently the targets of litigation, including class action litigation, which could result in substantial judgments;
- publicly held companies in general and the financial services industry in particular are sometimes the target of law enforcement investigations and the focus of increased regulatory scrutiny;
- new accounting rules, changes to existing accounting rules, or the grant of permitted accounting practices to competitors could negatively impact us;
- reinsurance introduces variability in our statements of income;
- our reinsurers could fail to meet assumed obligations, increase rates, or be subject to adverse developments that could affect us;
- policy claims fluctuate from period to period resulting in earnings volatility;

Competition

- operating in a mature, highly competitive industry, which could limit our ability to gain or maintain our position in the industry and negatively affect profitability;
- our ability to maintain competitive unit costs is dependent upon the level of new sales and persistency of existing business;
- a ratings downgrade could adversely affect our ability to compete; and
- we may not be able to protect our intellectual property and could also be subject to infringement claims.

For more information about the risks, uncertainties, and other factors that could affect our future results, please see Part I, Item 1A of this report.

CRITICAL ACCOUNTING POLICIES

Our accounting policies inherently require the use of judgments relating to a variety of assumptions and estimates, in particular expectations of current and future mortality, morbidity, persistency, expenses, and interest rates, as well as expectations around the valuations of securities. Because of the inherent uncertainty when using the assumptions and estimates, the effect of certain accounting policies under different conditions or assumptions could be materially different from those reported in the consolidated financial statements. A discussion of the various critical accounting policies is presented below.

Evaluation of Other-Than-Temporary Impairments—One of the significant estimates related to available-for-sale securities is the evaluation of investments for other-than-temporary impairments. If a decline in the fair value of an available-for-sale security is judged to be other-than-temporary, the security's basis is adjusted and an other-than-temporary impairment is recognized through a charge in the statement of income (loss). The portion of this other-than-temporary impairment related to credit losses on a security is recognized in earnings, while the non-credit portion, representing the difference between fair value and the discounted expected future cash flows of the security, is recognized within other comprehensive income. The fair value of the other-than-temporarily impaired investment becomes its new cost basis. For fixed maturities, we accrete the new cost basis to par or to the estimated future value over the expected remaining life of the security by adjusting the security's future yields, assuming that future expected cash flows on the securities can be properly estimated.

Determining whether a decline in the current fair value of invested assets is other-than-temporary is both objective and subjective, and can involve a variety of assumptions and estimates, particularly for investments that are not actively traded in established markets. For example, assessing the value of certain investments requires that we perform an analysis of expected future cash flows or rates of prepayments. Other investments, such as collateralized mortgage or bond obligations, represent selected tranches of a structured transaction, supported in the aggregate by underlying investments in a wide variety of issuers. Management considers a number of factors when determining the impairment status of individual securities. These include the economic condition of various industry segments and geographic locations and other areas of identified risks. Although it is possible for the impairment of one investment to affect other investments, we engage in ongoing risk management to safeguard against and limit any further risk to our investment portfolio. Special attention is given to correlative risks within specific industries, related parties, and business markets.

For certain securitized financial assets with contractual cash flows including asset-backed securities ("ABS"), the ASC Investments-Other Topic, requires us to periodically update our best estimate of cash flows over the life of the security. If the fair value of a securitized financial asset is less than its cost or amortized cost and there has been a decrease in the present value of the estimated cash flows since the last revised estimate, considering both timing and amount, an other-than-temporary impairment charge is recognized. Estimating future cash flows is a quantitative and qualitative process that incorporates information received from third party sources along with certain internal assumptions and judgments regarding the future performance of the underlying collateral. Projections of expected future cash flows may change based upon new information regarding the performance of the underlying collateral. In addition, we consider our intent and ability to retain a temporarily depressed security until recovery.

Each quarter the Company reviews investments with unrealized losses and tests for other-than-temporary impairments. The Company analyzes various factors to determine if any specific other-than-temporary asset impairments exist. These include, but are not limited to: 1) actions taken by rating agencies, 2) default by the issuer, 3) the significance of the decline, 4) an assessment of the Company's intent to sell the security (including a more likely than not assessment of whether the Company will be required to sell the security) before recovering the security's amortized cost, 5) the time period during which the decline has occurred, 6) an economic analysis of the issuer's industry, and 7) the financial strength, liquidity, and recoverability of the issuer. Management performs a security by security review each quarter in evaluating the need for any other-than-temporary impairments. Although no set formula is used in this process, the investment performance, collateral position, and continued viability of the issuer are significant measures considered, along with an analysis regarding the Company's expectations for recovery of the security's entire amortized cost basis through the receipt of future cash flows. Once a determination has been made that a specific other-than-temporary impairment exists, the security's basis is adjusted and an other-than-temporary impairment is recognized. Equity securities that are other-than temporarily impaired are written down to fair value with a realized loss recognized in earnings. Other-than-temporary impairments to debt securities that the Company does not intend to sell and does not expect to be required to sell before recovering the security's amortized cost are written down to discounted expected future cash flows ("post impairment cost") and credit losses are recorded in earnings. The difference between the securities' discounted expected future cash flows and the fair value of the securities is recognized in other comprehensive income as a non-credit portion of the recognized other-than-temporary impairment. When calculating the post impairment cost for residential mortgage-backed securities, commercial mortgage-backed securities, and asset-backed securities, the Company considers all relevant market data to estimate future cash flows. When calculating the post impairment cost for corporate debt securities, the Company considers all contractual cash flows to estimate expected future cash flows. To calculate the post impairment cost, the expected future cash flows are discounted at the original purchase yield. Debt securities that the Company intends to sell or expects to be required to sell before recovery are written down to fair value with the change recognized in earnings. Based on our analysis, for the years ended December 31, 2009 and 2008, we concluded that approximately $180.1 million and $311.8 million, excluding $6.8 million and $18.7 million of Modco related impairments, respectively, were other-than-temporarily impaired, due to credit-related factors, including an assessment of cash flows expected to be collected. Additionally, we recognized $47.7 million of non-credit losses during the year ended December 31, 2009, within other comprehensive income for the securities where an other-than-temporary impairment was recorded.

Our specific accounting policies related to our invested assets are discussed in Note 2, *Summary of Significant Accounting Policies*, and Note 4, *Investment Operations*, to the Consolidated Financial Statements. As of December 31, 2009, we held $20.9 billion of available-for-sale investments, including $9.0 billion in investments with a gross unrealized loss of $1.0 billion.

Derivatives—We utilize derivative transactions primarily in order to reduce our exposure to interest rate risk, inflation risk, equity market risk, and currency exchange risk. We have also entered into certain credit default swaps to enhance the return on our investment portfolio. Assessing the effectiveness of the hedging programs and evaluating the carrying values of the related derivatives often involve a variety of assumptions and estimates. We employ a variety of methods for determining the fair value of our derivative instruments. The fair values of swaps, interest rate swaptions, and options are based upon industry standard models which calculate the present-value of the projected cash flows of the derivatives using current and implied future market conditions. These models include estimated volatility and interest rates in the determination of fair value where quoted market values are not available. The use of different assumptions may have a material effect on the estimated fair value amounts, as well as the amount of reported net income (loss). In addition, measurements of ineffectiveness of hedging relationships are subject to interpretations and estimations, and any differences may result in material changes to our results of operations. As of December 31, 2009, the fair value of derivatives reported on our balance sheet in "other long-term investments" and "other liabilities" was $39.5 million and $148.9 million, respectively.

Reinsurance—For each of our reinsurance contracts, we must determine if the contract provides indemnification against loss or liability relating to insurance risk, in accordance with applicable accounting standards. We must review all contractual features, particularly those that may limit the amount of insurance risk to which we are subject or features that delay the timely reimbursement of claims. If we determine that the possibility of a significant loss from insurance risk will occur only under remote circumstances, we record the contract under a deposit method of accounting with the net amount payable/receivable reflected in other reinsurance assets or liabilities on our consolidated balance sheets. Fees earned on the contracts are reflected as other revenues, as opposed to premiums, in our Consolidated Statements of Income (Loss).

Our reinsurance is ceded to a diverse group of reinsurers. The collectability of reinsurance is largely a function of the solvency of the individual reinsurers. We perform periodic credit reviews on our reinsurers, focusing on, among other things, financial capacity, stability, trends, and commitment to the reinsurance business. We also require assets in trust, letters of credit, or other acceptable collateral to support balances due from reinsurers not authorized to transact business in the applicable jurisdictions. Despite these measures, a reinsurer's insolvency, inability, or unwillingness to make payments under the terms of a reinsurance contract could have a material adverse effect on our results of operations and financial condition. As of December 31, 2009, our third-party reinsurance receivables amounted to $5.3 billion. These amounts include ceded reserve balances and ceded benefit payments.

We account for reinsurance as required by the Financial Accounting Standards Board ("FASB") guidance under the ASC Financial Services Topic as applicable. In accordance with this guidance, costs for reinsurance are amortized as a level percentage of premiums for traditional life products and a level percentage of estimated gross profits for universal life products. Accordingly, ceded reserve and deferred acquisition cost balances are established using methodologies consistent with those used in establishing direct policyholder reserves and deferred acquisition costs. Establishing these balances requires the use of various assumptions including investment returns, mortality, persistency, and expenses. The assumptions made for establishing ceded reserves and ceded deferred acquisition costs are consistent with those used for establishing direct policyholder reserves and deferred acquisition costs.

Assumptions are also made regarding future reinsurance premium rates and allowance rates. Assumptions made for mortality, persistency, and expenses are consistent with those used for establishing direct policyholder reserves and deferred acquisition costs. Assumptions made for future reinsurance premium and allowance rates are consistent with rates provided for in our various reinsurance agreements. For certain of our reinsurance agreements, premium and allowance rates may be changed by reinsurers on a prospective basis, assuming certain contractual conditions are met (primarily that rates are changed for all companies with which the reinsurer has similar agreements). We do not anticipate any changes to these rates and, therefore, have assumed continuation of these non-guaranteed rates. To the extent that future rates are modified, these assumptions would be revised and both current and future results would be affected. For traditional life products, assumptions are not changed unless projected future revenues are expected to be less than future expenses. For universal life products, assumptions are periodically updated whenever actual experience and/or expectations for the future differ from that assumed. When assumptions are updated, changes are reflected in the income statement as part of an "unlocking" process. For the year ended December 31, 2009, there were no significant changes to reinsurance premium and allowance rates that would require an update of assumptions and subsequent unlocking of balances.

Deferred acquisition costs and value of business acquired—We incur significant costs in connection with acquiring new insurance business. These costs, which vary with and are primarily related to the production of new business and coinsurance of blocks of policies, are deferred and amortized over future periods. The recovery of such costs is dependent on the future profitability of the related policies. The amount of future profit is dependent principally on investment returns, mortality, morbidity, persistency, and expenses to administer the business and certain economic variables, such as inflation. These costs are amortized over the expected lives of the contracts, based on the level and timing of either gross profits or gross premiums, depending on the type of contract. Revisions to estimates result in changes to the amounts expensed in the reporting period in which the revisions are made and could result in the impairment of the asset and a charge to income if estimated future profits are less than the unamortized deferred amounts. As of December 31, 2009, we had DAC/value of business acquired ("VOBA") of $3.7 billion.

We had a DAC/VOBA asset of approximately $228.9 million related to our variable annuity product line with an account balance of $5.6 billion as of December 31, 2009. These amounts include $50.9 million and $2.4 billion, respectively, of DAC/VOBA asset and account balances associated with the variable annuity business of the Chase Insurance Group which has been 100% reinsured to Commonwealth Annuity and Life Insurance Company (formerly known as Allmerica Financial Life Insurance and Annuity Company) ("CALIC"), under a modified coinsurance agreement. We monitor the rate of amortization of DAC/VOBA associated with our variable annuity product line. Our monitoring methodologies employ varying assumptions about how much and how quickly the stock markets will appreciate. The primary assumptions used to project future profits as part of the analysis include: a long-term equity market growth rate of 8%, reversion to the mean methodology with no cap, reversion to the mean period of 10 years, and an amortization period of 30 years. A recovery in equity markets, or the use of methodologies and assumptions that anticipate a recovery, results in lower amounts of amortization, and a worsening of equity markets results in higher amounts of amortization.

We periodically review and update as appropriate our key assumptions on products using the ASC Financial Services-Insurance Topic, including future mortality, expenses, lapses, premium persistency, investment yields, and interest spreads. Changes to these assumptions result in adjustments which increase or decrease DAC amortization and/or benefits and expenses. The periodic review and updating of assumptions is referred to as "unlocking".

Goodwill—Accounting for goodwill requires an estimate of the future profitability of the associated lines of business to assess the recoverability of the capitalized acquisition goodwill. We evaluate the carrying value of goodwill at the segment (or reporting unit) level at least annually and between annual evaluations if events occur or circumstances change that would more likely than not reduce the fair value of the reporting unit below its carrying amount. Such circumstances could include, but are not limited to: 1) a significant adverse change in legal factors or in business climate, 2) unanticipated competition, or 3) an adverse action or assessment by a regulator. When evaluating whether goodwill is impaired, we compare our estimate of the fair value of the reporting unit to which the goodwill is assigned to the reporting unit's carrying amount, including goodwill. We utilize a fair value measurement (which includes a discounted cash flows analysis) to assess the carrying value of the reporting units in consideration of the recoverability of the goodwill balance assigned to each reporting unit as of the measurement date. Our material goodwill balances are attributable to our operating segments (which are considered to be reporting units). The cash flows used to determine the fair value of our reporting units are dependent on a number of significant assumptions. Our estimates are subject to change given the inherent uncertainty in predicting future results and cash flows, which are impacted by such things as policyholder behavior, competitor pricing, capital limitations, new product introductions, and specific industry and market conditions. Additionally, the discount rate used is based on our judgment of the appropriate rate for each reporting unit based on the relative risk associated with the projected cash flows. As of December 31, 2009 and 2008, we evaluated our goodwill and determined that no adjustment to impair goodwill was necessary. As of December 31, 2009, we had goodwill of $117.9 million.

We consider our market capitalization in assessing the reasonableness of the fair values estimated for our reporting units in connection with our goodwill impairment testing. In considering our December 31, 2009, common equity price, which was lower than our book value per share as of December 31, 2009, we noted there are several reasons that would result in our market capitalization being lower than the fair value of our reporting units that are tested for goodwill impairment. Such factors that would not be reflected in the valuation of our reporting units with goodwill include, but are not limited to: potential equity dilution, negative market sentiment, low valuation methodologies, and increased risk premium for holding investments in mortgage-backed securities and commercial mortgage loans. Deterioration of or adverse market conditions for certain businesses may have a significant impact on the fair value of our reporting units. As previously noted, the fair value of the Company's operating segments support the goodwill balance as of December 31, 2009, and the decline in market capitalization below book value during 2009 is not reflective or indicative of a decline in the prescribed and inherent fair values of the Company's operating segments (reporting units) where the material goodwill balances are attributable. As a result, in the Company's view, the decline in market capitalization during 2009 does not invalidate the Company's fair value assessment related to the recoverability of goodwill in its reporting units, and did not result in a triggering or impairment event.

Insurance liabilities and reserves—Establishing an adequate liability for our obligations to policyholders requires the use of assumptions. Estimating liabilities for future policy benefits on life and health insurance products requires the use of assumptions relative to future investment yields, mortality, morbidity, persistency, and other assumptions based on our historical experience, modified as necessary to reflect anticipated trends and to include provisions for possible adverse deviation. Determining liabilities for our property and casualty insurance products also requires the use of assumptions, including the projected levels of used vehicle prices, the frequency and severity of claims, and the effectiveness of internal processes designed to reduce the level of claims. Our results depend significantly upon the extent to which our actual claims experience is consistent with the assumptions we used in determining our reserves and pricing our products. Our reserve assumptions and estimates require significant judgment and, therefore, are inherently uncertain. We cannot determine with precision the ultimate amounts that we will pay for actual claims or the timing of those payments. In addition, effective January 1, 2007, we adopted FASB guidance related to our equity indexed annuity product. FASB guidance under the ASC Derivatives and Hedging Topic requires that we fair value the liability related to this block of business at each balance sheet date, with changes in the fair value recorded through earnings. Changes in this liability may be significantly affected by interest rate fluctuations. As a result of the adoption of this guidance, we made certain modifications to the method used to determine fair value for our liability related to equity indexed annuities to take into consideration factors such as policyholder behavior, credit spreads, and other market considerations. As of December 31, 2009, we had total policy liabilities and accruals of $18.5 billion.

Guaranteed minimum death benefits—We also establish liabilities for guaranteed minimum death benefits ("GMDB") on our variable annuity products. The methods used to estimate the liabilities employ assumptions about mortality and the performance of equity markets. We assume mortality of 65% of the National Association of Insurance Commissioners 1994 Variable Annuity GMDB Mortality Table. Future declines in the equity market would increase our GMDB liability. Differences between the actual experience and the assumptions used result in variances in profit and could result in losses. Our GMDB as of December 31, 2009, is subject to a dollar-for-dollar reduction upon withdrawal of related annuity deposits on contracts issued prior to January 1, 2003. As of December 31, 2009, the GMDB liability balance equals zero.

Guaranteed minimum withdrawal benefits—We also establish liabilities for guaranteed minimum withdrawal benefits ("GMWB") on our variable annuity products. The GMWB is valued in accordance with FASB guidance under the ASC Derivatives and Hedging Topic which utilizes the valuation technique prescribed by the ASC Fair Value Measurements and Disclosures Topic, which requires the liability to be marked-to-market using current implied volatilities for the equity indices. The methods used to estimate the liabilities employ assumptions about mortality, lapses, policyholder behavior, equity market returns, interest rates, and market volatility. We assume mortality of 65% of the National Association of Insurance Commissioners 1994 Variable Annuity GMDB Mortality Table. Differences between the actual experience and the assumptions used result in variances in profit and could result in losses. As of December 31, 2009, our net GMWB liability held was $13.8 million.

Pension Benefits—Determining our obligations to employees under our defined benefit pension plan requires the use of estimates. The calculation of the liability related to our defined benefit pension plan requires assumptions regarding the appropriate weighted average discount rate, estimated rate of increase in the compensation of employees, and the expected long-term rate of return on the plan's assets. See Note 14, *Employee Benefit Plans*, to the Consolidated Financial Statements for further information on this plan.

Stock-Based Payments—Accounting for stock-based compensation plans may require the use of option pricing models to estimate our obligations. Assumptions used in such models relate to equity market volatility, the risk-free interest rate at the date of grant, expected dividend rates, and expected exercise dates. See Note 13, *Stock-Based Compensation*, to the Consolidated Financial Statements for further information.

Deferred taxes and uncertain tax positions—Deferred federal income taxes arise from the recognition of temporary differences between the basis of assets and liabilities determined for financial reporting purposes and the basis determined for income tax purposes. Such temporary differences are principally related to the marking to market value of investment assets, the deferral of policy acquisition costs, and the provision for future policy benefits and expenses. Deferred tax assets and liabilities are measured using the enacted tax rates expected to be in effect when such differences reverse. Under accounting principles generally accepted in the United States ("GAAP"), we test the value of deferred tax assets for impairment on a quarterly basis at the taxpaying component level within each tax jurisdiction, consistent with our filed tax returns. Deferred tax assets are reduced by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some portion, or all, of the deferred tax assets will not be realized as future reductions of current taxes. In determining the need for a valuation allowance we consider carryback capacity, reversal of existing temporary differences, future taxable income, and tax planning strategies. The determination of any valuation allowance requires management to make certain judgments and assumptions regarding future operations that are based on our historical experience and our expectations of future performance.

The ASC Income Taxes Topic prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of an expected or actual uncertain income tax return position provides guidance on disclosure. Additionally, this interpretation requires, in order for us to recognize a benefit in our financial statements from a given tax return position, that there must be a greater than 50 percent chance of success with the relevant taxing authority with regard to that position. In making this analysis, we must assume that the taxing authority is fully informed of all of the facts regarding any issue. Our judgments and assumptions regarding uncertain tax positions are subject to change over time due to the enactment of new tax legislation, the issuance of revised or new regulations by the various tax authorities, and the issuance of new rulings by the courts.

Contingent liabilities—The assessment of potential obligations for tax, regulatory, and litigation matters inherently involves a variety of estimates of potential future outcomes. We make such estimates after consultation with our advisors and a review of available facts. However, there can be no assurance that future outcomes will not differ from management's assessments.

RESULTS OF OPERATIONS

In the following discussion, segment operating income (loss) is defined as income (loss) before income tax excluding net realized investment gains and losses (net of the related DAC and VOBA and participating income from real estate ventures), and the cumulative effect of change in accounting principle. Periodic settlements of derivatives associated with corporate debt and certain investments and annuity products are included in realized gains and losses but are considered part of segment operating income (loss) because the derivatives are used to mitigate risk in items affecting segment operating income (loss). Management believes that segment operating income (loss) provides relevant and useful information to investors, as it represents the basis on which the performance of our business is internally assessed. Although the items excluded from segment operating income (loss) may be significant components in understanding and assessing our overall financial performance, management believes that segment operating income (loss) enhances an investor's understanding of our results of operations by highlighting the income (loss) usually attributable to the normal, recurring operations of our business. However, segment operating income should not be viewed as a substitute for GAAP net income (loss). In addition, our segment operating income (loss) measures may not be comparable to similarly titled measures reported by other companies.

The following table presents a summary of results and reconciles segment operating income (loss) to consolidated net income (loss):

	For The Year Ended December 31,			Change	
	2009	2008	2007	2009	2008
	(Dollars In Thousands)				
Segment Operating Income (Loss)					
Life Marketing	$ 137,826	$ 188,535	$ 189,186	(26.9)%	(0.3)%
Acquisitions	133,760	136,479	129,247	(2.0)	5.6
Annuities	56,642	18,707	23,051	n/m	(18.8)
Stable Value Products	61,963	89,811	50,231	(31.0)	78.8
Asset Protection	23,229	30,789	41,559	(24.6)	(25.9)
Corporate and Other	81,980	(105,986)	(3,416)	n/m	n/m
Total segment operating income	495,400	358,335	429,858	38.3	(16.6)
Realized investment gains (losses)—investments[1][3]	125,352	(585,340)	(1,485)		
Realized investment gains (losses)—derivatives[2]	(203,974)	151,874	7,715		
Income tax benefit (expense)	(145,290)	33,276	(146,522)		
Net income (loss)	$ 271,488	$ (41,855)	$ 289,566	n/m	n/m

	2009	2008	2007
(1) Realized investment gains (losses)—investments[3]	$ 120,149	$(584,492)	$ 8,602
Less: participating income from real estate ventures	—	—	6,857
Less: related amortization of DAC	(5,203)	848	3,230
	$ 125,352	$(585,340)	$ (1,485)
(2) Realized investment gains (losses)—derivatives	$(177,953)	$ 116,657	$ 8,469
Less: settlements on certain interest rate swaps	3,401	5,754	822
Less: derivative activity related to certain annuities	22,620	(40,971)	(68)
	$(203,974)	$ 151,874	$ 7,715

(3) Includes other-than-temporary impairments of $180.1 million and $311.8 million for the year ended December 31, 2009 and 2008, respectively.

For The Year Ended December 31, 2009 compared to The Year Ended December 31, 2008

Net income for the year ended December 31, 2009, included a $137.1 million increase in segment operating income. The increase was primarily related to a $188.0 million increase in the Corporate and Other segment, and a $37.9 million increase in the Annuities segment. These increases were partially offset by a $50.7 million decrease in the Life Marketing segment, a $2.7 million decrease in the Acquisitions segment, a $27.8 million decrease in the Stable Value Products segment, and a $7.6 million decrease in the Asset Protection segment. Changes in fair value related to the Corporate and Other trading portfolio and the Annuities segment increased operating earnings by $70.3 million for the year ended December 31, 2009.

We experienced net realized losses of $57.8 million for the year ended December 31, 2009, compared to net realized losses of $467.8 million for the year ended December 31, 2008. The losses realized for the year ended December 31, 2009, were primarily caused by $180.1 million of other-than-temporary impairment credit-related losses. These losses were partially offset by mark-to-market gains of $39.3 million on interest rate swaps, $19.2 million of gains related to GMWB embedded derivative valuation changes, and $32.1 million of gains related to the net activity related to modified coinsurance portfolio and derivative activity.

- Life Marketing segment operating income was $137.8 million for the year ended December 31, 2009, representing a decrease of $50.7 million, or 26.9%, from the year ended December 31, 2008. The decrease was primarily due to lower allocated investment income on the traditional line of business, less favorable mortality, higher insurance company operating expenses, and less favorable annual prospective unlocking in the third quarter of 2009, which was $7.3 million lower in 2009 than 2008.

- Acquisitions segment operating income was $133.8 million for the year ended December 31, 2009, representing a decrease of $2.7 million, or 2.0%, compared to the year ended December 31, 2008, primarily due to expected runoff of the blocks of business partially offset by more favorable mortality results and lower operating expenses.

- Annuities segment operating income was $56.6 million for the year ended December 31 2009, compared to $18.7 million for the year ended December 31, 2008, an increase of $37.9 million. This change included a favorable $39.7 million variance related to fair value changes, of which $4.3 million was related to the equity indexed annuity ("EIA") product and $35.4 million was related to embedded derivatives associated with the variable annuity GMWB rider. Offsetting this favorable change, unfavorable prospective unlocking of assumptions (DAC, GMWB, bonus interest, etc.) reduced earnings by $7.5 million for the year ended December 31, 2009. In addition, unfavorable mortality in the segment's single premium immediate annuity ("SPIA") block caused a $10.3 million unfavorable variance compared to the year ended December 31, 2008. These decreases were partially offset by wider spreads and the continued growth of the single premium deferred annuity ("SPDA") and market value adjusted ("MVA") lines, which accounted for an $11.9 million and $3.8 million increase in earnings, respectively.

- Stable Value Products segment operating income was $62.0 million and decreased $27.8 million, or 31.0%, for the year ended December 31, 2009, compared to the year ended December 31, 2008. The decrease in operating earnings resulted from a decline in average account values. In addition, $1.9 million in other income was generated from the early retirement of funding agreements backing medium-term notes for the year ended December 31, 2009, compared with $9.4 million for the year ended December 31, 2008. The operating spread remained flat at 147 basis points during the year ended December 31, 2009, compared to the year ended December 31, 2008.

- Asset Protection segment operating income was $23.2 million, representing a decrease of $7.6 million, or 24.6%, for the year ended December 31, 2009, compared to the year ended December 31, 2008. Earnings from core product lines decreased $9.2 million, or 28.0%, for the year ended December 31, 2009, compared to the year ended December 31, 2008. Within the segment's core product lines, service contract earnings declined $10.4 million, or 36.2%, compared to the prior year, primarily as a result of weak auto and marine sales and higher loss ratios in certain product lines. Credit insurance earnings decreased $0.9 million, or 36.2%, compared to the prior year resulting from the sale of a small insurance subsidiary and its related operations during the first quarter of 2008. Earnings from other products increased $3.8 million for the year ended December 31, 2009, compared to the prior year primarily due to lower expenses in the GAP and Lender's Indemnity product lines and release of excess reserves in the runoff inventory protection product ("IPP") line, partially offset by unfavorable loss experience.

- Corporate and Other segment operating income was $82.0 million for the year ended December 31, 2009, compared to a loss of $106.0 million for the year ended December 31, 2008. The variance was primarily due to a pre-tax gain on the repurchase of surplus notes of $126.3 million, net of deferred issue costs, and positive mark-to-market adjustments of $49.8 million on a $272.6 million trading portfolio, representing a $123.9 million more favorable impact for the year ended December 31, 2009. This increase was partially offset by reduced yields on a large balance of cash and short-term investments and higher operating expenses.

For The Year Ended December 31, 2008 compared to The Year Ended December 31, 2007

The net loss for the year ended December 31, 2008, included a $71.5 million, or 16.6%, decrease in segment operating income. The decrease was primarily related to a $102.6 million decrease in operating losses in the Corporate and Other segment, a $10.8 million decrease in the Asset Protection segment, a $4.3 million decrease in the Annuities segment, and a $0.7 million decrease in the Life Marketing segment. These decreases were partially offset by a $39.6 million increase in operating earnings in the Stable Value segment and a $7.2 million increase in the Acquisitions segment. Changes in fair value related to the Corporate and Other trading portfolio and the Annuities segment reduced operating earnings by $93.4 million for the year ended December 31, 2008.

We experienced net realized losses of $467.8 million for the year ended December 31, 2008, versus net realized gains of $17.1 million for the same period of 2007. The losses realized for the year ended December 31, 2008, were primarily caused by $311.8 million of other-than-temporary impairment charges related to debt obligations and preferred stock holdings in Lehman Brothers and Washington Mutual, residential mortgage-backed securities collateralized by Alt-A mortgages, and preferred stock holdings in Federal Home Loan Mortgage Corp and Federal National Mortgage Assoc. These losses were partially offset by mark-to-market gains of $212.9 million on embedded derivatives related to reinsurance arrangements.

- Life Marketing segment operating income was $188.5 million for the year ended December 31, 2008, representing a decrease of $0.7 million, or 0.3%, from the year ended December 31, 2007. The decrease was primarily due to a $15.7 million gain recognized in the first quarter of 2007 on the sale of the segment's direct marketing subsidiary, offset by favorable prospective unlocking of $8.8 million in the third quarter of 2008, higher investment income, lower operating expenses, and more favorable mortality in 2008 compared to 2007.

- Acquisitions segment operating income was $136.5 million, representing an increase of $7.2 million, or 5.6%, for the year ended December 31, 2008, compared to the year ended December 31, 2007, primarily due to lower operating expenses on the Chase Insurance Group block and improved mortality results, partially offset by expected runoff of the block of business.

- Annuities segment operating income was $18.7 million for the year ended December 31, 2008, representing a decrease of $4.3 million, or 18.8%, compared to the year ended December 31, 2007, which included $19.2 million of negative fair value changes, including $2.5 million on the equity indexed annuity product and $16.7 million on embedded derivatives associated with the variable annuity GMWB rider. In addition, unfavorable mortality in the segment's SPIA block reduced earnings by $4.5 million, as compared to the year ended December 31, 2007. These decreases were partially offset by wider spreads and the continued growth of the SPDA and MVA lines, which accounted for a $6.2 million and a $6.3 million increase in earnings, respectively.

- Stable Value Products segment operating income was $89.8 million and increased $39.6 million, or 78.8%, for the year ended December 31, 2008, compared to the year ended December 31, 2007. The increase in operating earnings resulted from the combination of higher average balances, a higher operating spread, and lower liability costs. In addition, $9.4 million in other income was generated from the early retirement of funding agreements backing medium-term notes. Higher operating spreads and lower liability costs resulted from increased sales of attractively priced institutional funding agreements. As a result, the operating spread increased 46 basis points to 147 basis points during the year ended December 31, 2008, compared to an operating spread of 101 basis points during the year ended December 31, 2007.

- Asset Protection segment operating income was $30.8 million, representing a decrease of $10.8 million, or 25.9%, for the year ended December 31, 2008, compared to the year ended December 31, 2007. Earnings from core product lines decreased $10.8 million, or 24.7%, for the year ended December 31, 2008, compared to the year ended December 31, 2007. Within the segment's core product lines, service contract earnings declined $8.2 million, or 22.2%, compared to the prior year. The service contract line was unfavorably impacted by weak auto and marine sales and higher loss ratios in certain product lines. Credit insurance earnings decreased $0.1 million, or 3.2%, compared to the prior year, while earnings from other products declined $2.5 million. The decline in other products related primarily to lower volume in the IPP line, resulting from the loss of a significant customer.

- Corporate and Other segment operating loss declined $102.6 million for the year ended December 31, 2008, compared to the year ended December 31, 2007, primarily due to negative mark-to-market adjustments of $74.1 million on a $341.4 million portfolio of securities designated for trading, representing a $61.2 million less favorable impact than for the year of 2007. In addition, the segment experienced lower participating mortgage income of $29.9 million and lower prepayment fee income of $7.9 million compared to the prior year in the securities and mortgage investment portfolios due to the current economic environment.

Life Marketing

Segment results of operations

Segment results were as follows:

	For The Year Ended December 31,			Change	
	2009	2008	2007	2009	2008
	(Dollars In Thousands)				
REVENUES					
Gross premiums and policy fees	$1,565,144	$1,500,566	$1,453,027	4.3%	3.3%
Reinsurance ceded	(911,703)	(924,026)	(913,250)	(1.3)	1.2
Net premiums and policy fees	653,441	576,540	539,777	13.3	6.8
Net investment income	362,108	350,053	325,118	3.4	7.7
Other income	80,847	96,746	138,356	(16.4)	(30.1)
Total operating revenues	1,096,396	1,023,339	1,003,251	7.1	2.0
BENEFITS AND EXPENSES					
Benefits and settlement expenses	782,372	704,955	635,063	11.0	11.0
Amortization of deferred policy acquisition costs	144,125	94,422	106,094	52.6	(11.0)
Other operating expenses	32,073	35,427	72,908	(9.5)	(51.4)
Total benefits and expenses	958,570	834,804	814,065	14.8	2.5
INCOME BEFORE INCOME TAX	137,826	188,535	189,186	(26.9)	(0.3)
OPERATING INCOME	$ 137,826	$ 188,535	$ 189,186	(26.9)	(0.3)

The following table summarizes key data for the Life Marketing segment:

	For The Year Ended December 31,			Change	
	2009	2008	2007	2009	2008
	(Dollars In Thousands)				
Sales By Product					
Traditional	$ 96,932	$ 99,202	$ 145,317	(2.3)%	(31.7)%
Universal life	62,025	52,832	75,763	17.4	(30.3)
Variable universal life	3,643	5,667	7,685	(35.7)	(26.3)
	$ 162,600	$ 157,701	$ 228,765	3.1	(31.1)
Sales By Distribution Channel					
Brokerage general agents	$ 101,381	$ 89,295	$ 138,258	13.5	(35.4)
Independent agents	27,765	33,101	39,261	(16.1)	(15.7)
Stockbrokers / banks	30,131	30,546	36,356	(1.4)	(16.0)
BOLI / other	3,323	4,759	14,890	(30.2)	(68.0)
	$ 162,600	$ 157,701	$ 228,765	3.1	(31.1)
Average Life Insurance In-force[1]					
Traditional	$489,818,145	$473,029,668	$432,662,417	3.5	9.3
Universal life	53,164,320	52,760,473	52,607,678	0.8	0.3
	$542,982,465	$525,790,141	$485,270,095	3.3	8.3
Average Account Values					
Universal life	$ 5,352,068	$ 5,270,175	$ 5,001,487	1.6	5.4
Variable universal life	269,460	309,437	335,447	(12.9)	(7.8)
	$ 5,621,528	$ 5,579,612	$ 5,336,934	0.8	4.5
Traditional Life Mortality Experience[2]	$ 8,598	$ 13,104	$ 8,701		
Universal Life Mortality Experience[2]	$ 5,921	$ 5,136	$ 3,453		

(1) Amounts are not adjusted for reinsurance ceded.

(2) Represents the estimated pre-tax earnings impact resulting from mortality variances. We periodically review and update as appropriate our key assumptions in calculating mortality. Changes to these assumptions result in adjustments, which may increase or decrease previously reported mortality amounts.

Operating expenses detail

Other operating expenses for the segment were as follows:

	For The Year Ended December 31,			Change	
	2009	2008	2007	2009	2008
	(Dollars In Thousands)				
Insurance Companies:					
First year commissions	$ 187,576	$ 192,773	$ 262,054	(2.7)%	(26.4)%
Renewal commissions	37,492	38,465	37,768	(2.5)	1.8
First year ceding allowances	(13,994)	(19,055)	(18,804)	(26.6)	1.3
Renewal ceding allowances	(225,880)	(229,042)	(233,304)	(1.4)	(1.8)
General & administrative	156,685	159,818	180,158	(2.0)	(11.3)
Taxes, licenses, and fees	32,096	29,803	32,928	7.7	(9.5)
Other operating expenses incurred	173,975	172,762	260,800	0.7	(33.8)
Less: commissions, allowances & expenses capitalized	(222,529)	(229,671)	(304,494)	(3.1)	(24.6)
Other insurance company operating expenses	(48,554)	(56,909)	(43,694)	(14.7)	30.2
Marketing Companies:					
Commissions	60,371	74,494	91,377	(19.0)	(18.5)
Other operating expenses	20,256	17,842	25,225	13.5	(29.3)
Other marketing company operating expenses	80,627	92,336	116,602	(12.7)	(20.8)
Other operating expenses	$ 32,073	$ 35,427	$ 72,908	(9.5)	(51.4)

For The Year Ended December 31, 2009 compared to The Year Ended December 31, 2008

Segment operating income

Operating income was $137.8 million for the year ended December 31, 2009, representing a decrease of $50.7 million, or 26.9%, from the year ended December 31, 2008. The decrease was primarily due to lower allocated investment income on the traditional line of business, less favorable mortality, higher insurance company operating expenses, and less favorable annual prospective DAC unlocking in the third quarter of 2009, which was $7.3 million lower in 2009 than 2008.

Operating revenues

Total revenues for the year ended December 31, 2009, increased $73.1 million, or 7.1%, compared to the year ended December 31, 2008. This increase was the result of higher premiums and policy fees in the segment's traditional and universal life lines and higher investment income in the universal life product line, due to increases in net in-force reserves, and were partially offset by lower other income due to lower sales in the segment's marketing companies and lower investment income on the Company's traditional product lines.

Net premiums and policy fees

Net premiums and policy fees increased by $76.9 million, or 13.3%, for the year ended December 31, 2009, compared to the year ended December 31, 2008, primarily due to an increase in retention levels on certain traditional life products and continued growth in universal life in-force business. Beginning in the third quarter of 2005, we reduced our reliance on reinsurance by changing from coinsurance to yearly renewable term reinsurance agreements and increased the maximum amount retained on any one life from

$500,000 to $1,000,000 on certain of our newly written traditional life products (products written during the third quarter of 2005 and later). In addition to increasing net premiums, this change resulted in higher benefits and settlement expenses, and causes greater variability in financial results due to fluctuations in mortality results. Our maximum retention level for newly issued universal life products is generally $1,000,000. During 2008, we increased our retention limit to $2,000,000 on certain of our traditional and universal life products.

Net investment income

Net investment income in the segment increased $12.1 million, or 3.4%, for the year ended December 31, 2009, compared to the year ended December 31, 2008. The increase reflects the overall growth in universal life liabilities and retained reserves on new term business. The growth was largely offset by two significant items in 2009. First, we made a number of changes to our traditional life statutory reserving methodologies which had the effect of reducing our statutory reserves, thus reducing the investment income allocated to the segment by an estimated $11.6 million. Second, the impact of our traditional and universal life capital markets programs on investment income allocated to the segment relative to pricing was an estimated reduction of $4.7 million between 2008 and 2009.

Other income

Other income decreased $15.9 million, or 16.4%, for the year ended December 31, 2009, compared to the year ended December 31, 2008. The decrease relates primarily to lower broker-dealer revenues compared to 2008 levels due to less favorable market conditions.

Benefits and settlement expenses

Benefits and settlement expenses increased by $77.4 million, or 11.0%, for the year ended December 31, 2009, compared to the year ended December 31, 2008, due to growth in retained life insurance in-force, increased retention levels on certain newly written traditional life products and higher credited interest on UL products resulting from increases in account values, partly offset by a reduction related to prospective unlocking in 2009 compared to 2008. The estimated mortality impact to earnings, related to traditional and universal life products, for the year ended December 31, 2009, was favorable by $14.5 million, and was approximately $3.7 million less favorable than the estimated mortality impact on earnings for the year ended December 31, 2008.

Amortization of DAC

DAC amortization increased $49.7 million, or 52.6%, for the year ended December 31, 2009, compared to the year ended December 31, 2008. The increase primarily relates to growth in retained life insurance in-force compared to 2008, and more favorable impacts of unlocking on amortization in 2008 ($23.2 million favorable) than 2009 ($2.7 million unfavorable).

Other operating expenses

Other operating expenses decreased $3.4 million, or 9.5%, for the year ended December 31, 2009, compared to the year ended December 31, 2008. This decrease reflects lower marketing company expenses associated with lower broker dealer sales, lower general administrative expenses, and a reduction in reinsurance allowances, partly offset by higher insurance company expenses.

Sales

Sales for the segment increased $4.9 million, or 3.1%, for the year ended December 31, 2009, compared to the year ended December 31, 2008, as increased universal life sales more than offset lower traditional sales. Lower sales levels of traditional products were primarily the result of pricing changes implemented on certain of our products and less favorable market conditions. Universal life sales increased $9.2 million, or 17.4%, for the year ended December 31, 2009, compared to the year ended December 31, 2008, primarily due to increased focus on the product line. In addition, variable universal life sales were subject to unfavorable market conditions and were $2.0 million lower for the year ended December 31, 2009, compared to the year ended December 31, 2008.

For The Year Ended December 31, 2008 compared to The Year Ended December 31, 2007

Segment operating income

Operating income was $188.5 million for the year ended December 31, 2008, representing a decrease of $0.7 million, or 0.3%, from the year ended December 31, 2007. The decrease was primarily due to a $15.7 million gain recognized in the first quarter of 2007 on the sale of the segment's direct marketing subsidiary, offset by favorable prospective unlocking of $8.8 million in the third quarter of 2008, higher investment income, lower operating expenses, and more favorable mortality in 2008 compared to 2007.

Operating revenues

Total revenues for the year ended December 31, 2008, increased $20.1 million, or 2.0%, compared to the year ended December 31, 2007. This increase was the result of higher premiums and policy fees in the segment's traditional line and higher investment income due to increases in in-force volume and higher overall yields, which was partially offset by lower other income due to the sale of two non-insurance subsidiaries in late 2007 and lower sales in the segment's remaining marketing companies.

Net premiums and policy fees

Net premiums and policy fees increased by $36.8 million, or 6.8%, for the year ended December 31, 2008, compared to the year ended December 31, 2007, primarily due to an increase in retention levels on certain traditional life products. Beginning in the third quarter of 2005, we reduced our reliance on reinsurance by changing from coinsurance to yearly renewable term reinsurance agreements and increased the maximum amount retained on any one life from $500,000 to $1,000,000 on certain of our newly written traditional life products (products written during the third quarter of 2005 and later). In addition to increasing net premiums, this change resulted in higher benefits and settlement expenses, and causes greater variability in financial results due to fluctuations in mortality results. Our maximum retention level for newly issued universal life products is generally $1,000,000. During 2008, we increased our retention limit to $2,000,000 on certain of our traditional and universal life products.

Net investment income

Net investment income in the segment increased $24.9 million, or 7.7%, for the year ended December 31, 2008, compared to the year ended December 31, 2007. The increase reflected the growth related to traditional and universal life liabilities.

Other income

Other income decreased $41.6 million, or 30.1%, for the year ended December 31, 2008, compared to the year ended December 31, 2007. The decrease related primarily to the sale of two non-insurance subsidiaries in 2007 and lower broker-dealer revenues compared to 2007 levels due to less favorable market conditions.

Benefits and settlement expenses

Benefits and settlement expenses increased by $69.9 million, or 11.0%, for the year ended December 31, 2008, as compared to the year ended December 31, 2007, due to growth in life insurance in-force, increased retention levels on certain newly written traditional life products and higher credited interest on UL products resulting from increases in account value. Changes to assumptions from our annual unlocking process resulted in an adjustment which increased benefits and settlements expense by $14.4 million in the third quarter of 2008, which was offset by a decrease of $23.2 million in the DAC amortization line. The estimated mortality impact to earnings related to traditional and universal life products for the year ended December 31, 2008, was favorable by $18.2 million and was approximately

$6.1 million more favorable than the estimated mortality impact on earnings for the year ended December 31, 2007.

Amortization of DAC

DAC amortization decreased $11.7 million, or 11.0%, for the year ended December 31, 2008, compared to the year ended December 31, 2007. We periodically review and update, as appropriate, our key assumptions including future mortality, expenses, lapses, premium persistency, investment yields, and interest spreads. Changes to these assumptions result in adjustments which increase or decrease DAC amortization. The periodic review and updating of assumptions is referred to as "unlocking". DAC amortization for the Life Marketing segment was reduced by $23.2 million in the third quarter of 2008 primarily due to favorable DAC unlocking in the universal life block, partially offset by unfavorable unlocking in BOLI.

Other operating expenses

Other operating expenses decreased $37.5 million, or 51.4%, for the year ended December 31, 2008, compared to the year ended December 31, 2007. This decrease primarily related to the sale of two marketing subsidiaries in 2007 and lower broker dealer sales compared to 2007. The marketing companies contributed approximately $24.3 million to the decrease in 2008 compared to 2007. In addition, reduced operating expenses in the insurance companies contributed to the overall decrease.

Sales

Sales for the segment decreased $71.1 million, or 31.1%, for the year ended December 31, 2008, compared to the year ended December 31, 2007, due to a decline in sales across product lines. Lower sales levels of traditional products were primarily the result of pricing changes implemented on certain of our products at the beginning of 2008 and less favorable market conditions. Universal life sales declined $22.9 million, or 30.3%, for the year ended December 31, 2008, compared to the year ended December 31, 2007, primarily due to competitive pressures in all channels and less favorable market conditions. In addition, BOLI sales are subject to significant fluctuation and were $10.1 million lower for the year ended December 31, 2008, compared to the year ended December 31, 2007.

Reinsurance

Currently, the Life Marketing segment reinsures significant amounts of its life insurance in-force. Pursuant to the underlying reinsurance contracts, reinsurers pay allowances to the segment as a percentage of both first year and renewal premiums. Reinsurance allowances represent the amount the reinsurer is willing to pay for reimbursement of acquisition costs incurred by the direct writer of the business. A portion of reinsurance allowances received is deferred as part of DAC and a portion is recognized immediately as a reduction of other operating expenses. As the non-deferred portion of allowances reduces operating expenses in the period received, these amounts represent a net increase to operating income during that period.

Reinsurance allowances do not affect the methodology used to amortize DAC or the period over which such DAC is amortized. However, they do affect the amounts recognized as DAC amortization. DAC on universal life-type, limited-payment long duration, and investment contracts business is amortized based on the estimated gross profits of the policies in-force. Reinsurance allowances are considered in the determination of estimated gross profits, and therefore impact DAC amortization on these lines of business. Deferred reinsurance allowances on level term business as required by the ASC Financial Services-Insurance Topic are recorded as ceded DAC, which is amortized over estimated ceded premiums of the policies in force. Thus, deferred reinsurance allowances on policies as required under the Financial Services-Insurance Topic may impact DAC amortization. A more detailed discussion of the components of reinsurance can be found in the Reinsurance section of Note 2, *Summary of Significant Accounting Policies* to our Consolidated Financial Statements.

Impact of reinsurance

Reinsurance impacted the Life Marketing segment line items as shown in the following table:

Life Marketing Segment
Line Item Impact of Reinsurance

	For The Year Ended December 31,		
	2009	2008	2007
	(Dollars In Thousands)		
REVENUES			
Reinsurance ceded	$ (911,703)	$ (924,026)	$ (913,250)
BENEFITS AND EXPENSES			
Benefit and settlement expenses	(932,903)	(981,646)	(985,829)
Amortization of deferred policy acquisition costs	(52,186)	(55,415)	(61,050)
Other operating expenses[1]	(141,282)	(144,003)	(138,730)
Total benefits and expenses	(1,126,371)	(1,181,064)	(1,185,609)
NET IMPACT OF REINSURANCE[2]	$ 214,668	$ 257,038	$ 272,359
Allowances received	$ (239,874)	$ (248,097)	$ (252,108)
Less: Amount deferred	98,593	104,094	113,378
Allowances recognized (ceded other operating expenses)[1]	$ (141,281)	$ (144,003)	$ (138,730)

(1) Other operating expenses ceded per the income statement are equal to reinsurance allowances recognized after capitalization.

(2) Assumes no investment income on reinsurance. Foregone investment income would substantially reduce the favorable impact of reinsurance. The Company estimates that the impact of foregone investment income would reduce the net impact of reinsurance by 90% to 130%.

The table above does not reflect the impact of reinsurance on our net investment income. By ceding business to the assuming companies, we forgo investment income on the reserves ceded. Conversely, the assuming companies will receive investment income on the reserves assumed which will increase the assuming companies' profitability on the business we cede. The net investment income impact to us and the assuming companies has not been quantified. The impact of including foregone investment income would be to substantially reduce the favorable net impact of reinsurance reflected above. We estimate that the impact of foregone investment income would be to reduce the net impact of reinsurance presented in the table above by 90% to 130%. The Life Marketing segment's reinsurance programs do not materially impact the "other income" line of our income statement.

As shown above, reinsurance had a favorable impact on the Life Marketing segment's operating income for the periods presented above. The impact of reinsurance is largely due to our quota share coinsurance program in place prior to mid-2005. Under that program, generally 90% of the segment's traditional new business was ceded to reinsurers. Since mid-2005, a much smaller percentage of overall term business was ceded due to our change in reinsurance strategy on traditional business discussed previously. As a result of that change, the relative impact of reinsurance on the Life Marketing segment's overall results is expected to decrease over time. While the significance of reinsurance is expected to decline over time, the overall impact of reinsurance for a given period may fluctuate due to variations in mortality and unlocking of balances under the ASC Financial Services-Insurance Topic.

For The Year Ended December 31, 2009 compared to The Year Ended December 31, 2008

The decrease in ceded premiums above for the year ended December 31, 2009, compared to the year ended December 31, 2008, was caused primarily by lower ceded traditional life premiums and policy fees of $11.1 million.

Ceded benefits and settlement expenses were lower for the year ended December 31, 2009, compared to the year ended December 31, 2008, due to lower increases in ceded reserves and decreased ceded claims. Traditional ceded benefits increased $45.6 million for the year ended December 31, 2009, compared to the year ended December 31, 2008, as a larger increase in ceded reserves more than offset lower ceded death benefits. Universal life ceded benefits decreased $91.7 million for the year ended December 31, 2009, compared to the year ended December 31, 2008 due to lower ceded claims and a lower change in ceded reserves. Ceded universal life claims were $14.3 million lower for the year ended December 31, 2009, compared to the year ended December 31, 2008.

Ceded amortization of deferred policy acquisitions costs decreased for the year ended December 31, 2009, compared to the same period in 2008, primarily due to the differences in unlocking between the two periods.

Total allowances received for the year ended December 31, 2009, decreased from the year ended December 31, 2008, due to the change in our traditional life reinsurance strategy.

For The Year Ended December 31, 2008 compared to The Year Ended December 31, 2007

The increase in ceded premiums for the year ended December 31, 2008, compared to the year ended December 31, 2007, was caused primarily by growth in ceded universal life premiums and policy fees of $29.0 million.

Ceded benefits and settlement expenses were lower for the year ended December 31, 2008, compared to the year ended December 31, 2007, as lower increases in ceded reserves more than offset an increase in ceded claims. Traditional ceded benefits decreased $90.1 million for the year ended December 31, 2008, compared to the year ended December 31, 2007, as a smaller increase in ceded reserves more than offset higher ceded death benefits. Universal life ceded benefits increased $87.0 million for the year ended December 31, 2008, compared to the year ended December 31, 2007, due to higher ceded claims and a higher change in ceded reserves associated with growth in the business throughout the year and unlocking in the third quarter of 2008. Ceded universal life claims were $18.5 million higher for the year ended December 31, 2008, compared to the year ended December 31, 2007. Ceded benefits and settlement expenses will fluctuate over time, largely as a function of the segment's overall variations in death benefits incurred.

Ceded amortization of deferred policy acquisitions costs decreased for the year ended December 31, 2008, compared to 2007. For the year ended December 31, 2008, traditional ceded amortization decreased as a result of continued runoff of pre-2005 term business, which had higher capitalized allowances than business currently being sold. This was partially offset by a small amount of increased ceded amortization in universal life.

Ceded other operating expenses are based on allowances received from reinsurers. Total allowances received for the year ended December 31, 2008, increased slightly from 2007 as increases associated with growth in the universal life line were more than offset by decreases associated with the change in our term life reinsurance strategy. Traditional allowances have decreased since mid-2005 as new YRT reinsurance replaces the 90% coinsured business. For the year ended December 31, 2008, term allowances received decreased compared to 2007.

Acquisitions

Segment results of operations

Segment results were as follows:

	For The Year Ended December 31,			Change	
	2009	2008	2007	2009	2008
	(Dollars In Thousands)				
REVENUES					
Gross premiums and policy fees	$ 724,488	$ 764,438	$ 810,696	(5.2)%	(5.7)%
Reinsurance ceded	(462,972)	(487,698)	(510,540)	(5.1)	(4.5)
Net premiums and policy fees	261,516	276,740	300,156	(5.5)	(7.8)
Net investment income	479,743	530,028	578,965	(9.5)	(8.5)
Other income	6,059	6,735	9,462	(10.0)	(28.8)
Total operating revenues	747,318	813,503	888,583	(8.1)	(8.4)
Realized gains (losses)—investments	281,963	(306,581)	(2,772)		
Realized gains (losses)—derivatives	(252,100)	209,800	6,622		
Total revenues	777,181	716,722	892,433		
BENEFITS AND EXPENSES					
Benefits and settlement expenses	532,992	580,271	633,971	(8.1)	(8.5)
Amortization of deferred policy acquisition costs and value of business acquired	65,798	75,608	77,158	(13.0)	(2.0)
Other operating expenses	14,768	21,145	48,207	(30.2)	(56.1)
Operating benefits and expenses	613,558	677,024	759,336	(9.4)	(10.8)
Amortization of DAC / VOBA related to realized gains (losses)—investments	(6,773)	(1,224)	2,081		
Total benefits and expenses	606,785	675,800	761,417	(10.2)	(11.2)
INCOME BEFORE INCOME TAX	170,396	40,922	131,016	n/m	(68.8)
Less: realized gains (losses)	29,863	(96,781)	3,850		
Less: related amortization of DAC	6,773	1,224	(2,081)		
OPERATING INCOME	$ 133,760	$ 136,479	$ 129,247	(2.0)	5.6

The following table summarizes key data for the Acquisitions segment:

	For The Year Ended December 31,			Change	
	2009	2008	2007	2009	2008
	(Dollars In Thousands)				
Average Life Insurance In-Force[1]					
Traditional	$197,565,150	$211,085,105	$226,590,927	(6.4)%	(6.8)%
Universal life	28,305,677	30,142,339	32,026,221	(6.1)	(5.9)
	$225,870,827	$241,227,444	$258,617,148	(6.4)	(6.7)
Average Account Values					
Universal life	$ 2,826,982	$ 2,942,528	$ 3,030,836	(3.9)	(2.9)
Fixed annuity[2]	3,597,163	4,230,026[5]	4,925,948[5]	(15.0)	(14.1)
Variable annuity	131,195	171,758	195,867	(23.6)	(12.3)
	$ 6,555,340	$ 7,344,312	$ 8,152,651	(10.7)	(9.9)
Interest Spread—UL & Fixed Annuities					
Net investment income yield[3]	5.95%	6.06%	6.08%		
Interest credited to policyholders	4.16	4.14	4.11		
Interest spread	1.79%	1.92%	1.97%		
Mortality Experience[4]	$ 5,799	$ 3,558	$ 2,936		

(1) Amounts are not adjusted for reinsurance ceded.

(2) Includes general account balances held within variable annuity products and is net of coinsurance ceded.

(3) Includes available-for-sale and trading portfolios. Available-for-sale portfolio yields were 6.32%, 6.34%, and 6.25% for the year ended December 31, 2009, 2008, and 2007, respectively.

(4) Represents the estimated pre-tax earnings impact resulting from mortality variance to pricing. Excludes results related to the Chase Insurance Group related to the Chase Insurance Group, which was acquired in the third quarter of 2006.

(5) Certain changes in methodology were made in the current year. Prior years have been adjusted to make amounts comparable to current year.

For The Year Ended December 31, 2009 compared to The Year Ended December 31, 2008

Segment operating income

Operating income was $133.8 million for the year ended December 31, 2009, a decrease of $2.7 million, or 2.0%, compared to the year ended December 31, 2008, primarily due to expected runoff of the blocks of business partially offset by more favorable mortality results and lower operating expenses.

Revenues

Net premiums and policy fees decreased $15.2 million, or 5.5%, for the year ended December 31, 2009, compared to the year ended December 31, 2008, primarily due to runoff of the in-force business. Net investment income decreased $50.3 million, or 9.5%, for the year ended December 31, 2009, compared to the year ended December 31, 2008, due to runoff of the segment's in-force business and lower overall yields, resulting in a reduction of invested assets and lower investment income.

Benefits and expenses

Total benefits and expenses decreased $69.0 million, or 10.2%, for the year ended December 31, 2009, compared to the year ended December 31, 2008. The decrease related primarily to the expected runoff of the in-force business, fluctuations in mortality, and lower operating expenses.

For The Year Ended December 31, 2008 compared to The Year Ended December 31, 2007

Segment operating income

Operating income increased $7.2 million, or 5.6%, for the year ended December 31, 2008, compared to the year ended December 31, 2007, primarily due to lower operating expenses on the Chase Insurance Group block and improved mortality results, partially offset by expected runoff of the block of business.

Revenues

Net premiums and policy fees decreased $23.4 million, or 7.8%, for the year ended December 31, 2008, compared to the year ended December 31, 2007, primarily due to the runoff of the acquired blocks. Net investment income decreased $48.9 million, or 8.5%, for the year ended December 31, 2008, compared to the year ended December 31, 2007, primarily due to a decline in annuity account values in the Chase Insurance Group block, resulting in a reduction of invested assets and lower investment income.

Benefits and expenses

Total benefits and expenses decreased $85.6 million, or 11.2%, for the year ended December 31, 2008, compared to the year ended December 31, 2007. The decrease related primarily to the runoff of the acquired blocks, fluctuations in mortality, and lower operating expenses.

Reinsurance

The Acquisitions segment currently reinsurers portions of both its life and annuity in-force. The cost of reinsurance to the segment is reflected in the chart shown below. A more detailed discussion of the components of reinsurance can be found in the Reinsurance section of Note 2, *Summary of Significant Accounting Policies* to our Consolidated Financial Statements.

Impact of reinsurance

Reinsurance impacted the Acquisitions segment line items as shown in the following table:

Acquisitions Segment
Line Item Impact of Reinsurance

	For The Year Ended December 31,		
	2009	2008	2007
	(Dollars In Thousands)		
REVENUES			
Reinsurance ceded	$(462,972)	$(487,698)	$(510,540)
BENEFITS AND EXPENSES			
Benefit and settlement expenses	(391,493)	(410,950)	(424,913)
Amortization of deferred policy acquisition costs	(11,151)	(23,299)	(20,119)
Other operating expenses	(61,689)	(71,057)	(108,735)
Total benefits and expenses	(464,333)	(505,306)	(553,767)
NET IMPACT OF REINSURANCE	$ 1,361	$ 17,608	$ 43,227

The segment's reinsurance programs do not materially impact the other income line of the income statement. In addition, net investment income generally has no direct impact on reinsurance cost. However, it should be noted that by ceding business to the assuming companies, we forgo investment income on the reserves ceded to the assuming companies. Conversely, the assuming companies will receive investment income on the reserves assumed which will increase the assuming companies' profitability on business assumed from the Company. For business ceded under modified coinsurance arrangements, the amount of investment income attributable to the assuming company is included as part of the overall change in policy reserves and, as such, is reflected in benefit and settlement expenses. The net investment income impact to us and the assuming companies has not been quantified as it is not fully reflected in our consolidated financial statements.

The net impact of reinsurance decreased $16.2 million for the year ended December 31, 2009, compared to the year ended December 31, 2008, as decreases in ceded benefits, amortization of deferred acquisition costs, and expenses ceded to reinsurers involved with the Chase Insurance Group acquisition, more than offset decreases in ceded premiums, as a result of expected runoff of business.

Annuities

Segment results of operations

Segment results were as follows:

	For The Year Ended December 31,			Change	
	2009	2008	2007	2009	2008
	(Dollars In Thousands)				
REVENUES					
Gross premiums and policy fees	$ 33,983	$ 34,538	$ 34,163	(1.6)%	1.1%
Reinsurance ceded	(152)	(206)	—	(26.2)	n/m
Net premiums and policy fees	33,831	34,332	34,163	(1.5)	0.5
Net investment income	440,097	347,551	267,308	26.6	30.0
Realized gains (losses)—derivatives	22,620	(40,971)	(68)	n/m	n/m
Other income	17,596	12,761	11,285	37.9	13.1
Total operating revenues	514,144	353,673	312,688	45.4	13.1
Realized gains (losses)—investments	(5,288)	(12,917)	2,008		
Total revenues	508,856	340,756	314,696	49.3	8.3
BENEFITS AND EXPENSES					
Benefits and settlement expenses	350,850	310,800	240,210	12.9	29.4
Amortization of deferred policy acquisition costs and value of business acquired	79,688	(1,456)	26,536	n/m	n/m
Other operating expenses	26,294	25,622	22,891	2.6	11.9
Operating benefits and expenses	456,832	334,966	289,637	36.4	15.7
Amortization of DAC / VOBA related to realized gains (losses)—investments	2,240	2,072	1,149		
Total benefits and expenses	459,072	337,038	290,786	36.2	15.9
INCOME BEFORE INCOME TAX	49,784	3,718	23,910	n/m	(84.5)
Less: realized gains (losses)	(5,288)	(12,917)	2,008		
Less: related amortization of DAC	(1,570)	(2,072)	(1,149)		
OPERATING INCOME	$ 56,642	$ 18,707	$ 23,051	n/m	(18.8)

The following table summarizes key data for the Annuities segment:

	For The Year Ended December 31,			Change	
	2009	2008	2007	2009	2008
	(Dollars In Thousands)				
Sales					
Fixed annuity	$1,225,211	$2,160,156	$1,193,942	(43.3)%	80.9%
Variable annuity	796,245	452,409	472,482	76.0	(4.2)
	$2,021,456	$2,612,565	$1,666,424	(22.6)	56.8
Average Account Values					
Fixed annuity[1]	$7,073,464	$5,630,864	$4,410,821	25.6	27.7
Variable annuity	2,190,564	2,378,296	2,677,749	(7.9)	(11.2)
	$9,264,028	$8,009,160	$7,088,570	15.7	13.0
Interest Spread—Fixed Annuities[2]					
Net investment income yield	6.18%	6.12%	5.98%		
Interest credited to policyholders	4.79	4.96	5.34		
Interest spread	1.39%	1.16%	0.64%		

	For The Year Ended December 31,			Change	
	2009	2008	2007	2009	2008
GMDB—Net amount at risk[3]	$ 393,986	$779,850	$112,389	(49.5)%	n/m%
GMDB Reserves	—	782	291	n/m	n/m
GMWB Reserves	13,845	33,415	540	(58.6)	n/m
Account value subject to GMWB rider	1,108,871	342,675	122,637	n/m	n/m
S&P 500® Index	1,115	903	1,468	23.5	(38.5)

(1) Includes general account balances held within variable annuity products.
(2) Interest spread on average general account values.
(3) Guaranteed death benefits in excess of contract holder account balance.

For The Year Ended December 31, 2009 compared to The Year Ended December 31, 2008

Segment operating income

Segment operating income was $56.6 million for the year ended December 31 2009, compared to $18.7 million for the year ended December 31, 2008, an increase of $37.9 million. This change included a favorable $39.7 million variance related to fair value changes, of which $4.3 million was related to the EIA product and $35.4 million was related to embedded derivatives associated with the variable annuity GMWB rider. Offsetting this favorable change, unfavorable prospective unlocking of assumptions (DAC, GMWB, bonus interest, etc.) reduced earnings by $7.5 million for the year ended December 31, 2009. In addition, unfavorable mortality in the segment's SPIA block caused a $10.3 million unfavorable variance compared to the year ended December 31, 2008. These decreases were partially offset by wider spreads and the continued growth of the SPDA and MVA lines, which accounted for an $11.9 million and $3.8 million increase in earnings, respectively.

Operating revenues

Segment operating revenues increased $160.5 million, or 45.4%, for the year ended December 31, 2009, compared to the year ended December 31, 2008, primarily due to an increase in net investment income, policy fee and other revenue, gains on derivatives, and the positive fair value changes on the variable annuity line mentioned above. Average account balances grew 15.7% for the year ended December 31, 2009, resulting in higher investment income.

Benefits and settlement expenses

Benefits and settlement expenses increased $40.1 million, or 12.9%, for the year ended December 31, 2009, compared to the year ended December 31, 2008. This increase was primarily the result of higher credited interest and increased variable annuity death benefit payments. Offsetting this increase was a favorable change of $6.0 million in unlocking for the year ended December 31, 2009, compared to the year ended December 31, 2008. Favorable unlocking of $2.5 million was recorded by the segment for the year ended December 31, 2008.

Amortization of DAC

The increase in DAC amortization (not related to realized capital gains and losses) for the year ended December 31, 2009, compared to the year ended December 31, 2008, was primarily due to fair value gains, unlocking on the variable annuity line, increased policy fee revenue, and widening spreads on the SPDA and MVA lines. For the year ended December 31, 2009, DAC amortization was increased by $81.1 million primarily due to increased DAC amortization in the variable annuity line. There was unfavorable DAC unlocking of $14.1 million in the variable annuity line, which was partially offset by favorable DAC unlocking of $7.6 million in the MVA line. Favorable DAC unlocking of $0.3 million was recorded by the segment during the year ended December 31, 2008. In addition, fair value changes on the variable annuity GMWB rider caused an increase in amortization of $37.1 million.

Sales

Total sales decreased $591.1 million, or 22.6%, for the year ended December 31, 2009, compared to the year ended December 31, 2008. Sales of fixed annuities decreased $934.9 million, or 43.3%, for the year ended December 31, 2009, compared to the year ended December 31, 2008. The decrease in fixed annuity sales was driven by reduced sales in the EIA, MVA, and immediate annuity lines and was primarily attributable to a lower interest rate environment. Immediate annuity sales decreased $273.5 million, or 78.2%, for the year ended December 31, 2009, compared to year ended December 31, 2008. SPDA sales increased by $57.0 million, or 7.8%, for the year ended December 31, 2009, compared to the year ended December 31, 2008, primarily due to expansion of our distribution channels. Sales of variable annuities increased $343.8 million, or 76.0%, for the year ended December 31, 2009, compared to the year ended December 31, 2008, primarily due to dislocation of some core competitors and improved sales management efforts.

For The Year Ended December 31, 2008 compared to The Year Ended December 31, 2007

Segment operating income

Operating income decreased $4.3 million, or 18.8%, for the year ended December 31, 2008, compared to the year ended December 31, 2007, which included $19.2 million of negative fair value changes, including $2.5 million on the equity indexed annuity product and $16.7 million on embedded derivatives associated with the variable annuity GMWB rider. In addition, unfavorable mortality in the segment's SPIA block reduced earnings by $4.5 million, as compared to the year ended December 31, 2007. These decreases were partially offset by wider spreads and the continued growth of the SPDA and MVA lines, which accounted for a $6.2 million and $6.3 million increase in earnings, respectively.

Operating revenues

Segment operating revenues increased $41.0 million, or 13.1%, for the year ended December 31, 2008, compared to the year ended December 31, 2007, primarily due to an increase in net investment income. Average account balances grew 13.0% for the year ended December 31, 2008, resulting in higher investment income. The additional income resulting from the larger account balances was partially reduced for the year ended December 31, 2008, by losses on derivatives.

Benefits and expenses

Operating benefits and expenses increased $45.3 million, or 15.7%, for the year ended December 31, 2008, compared to the year ended December 31, 2007. This increase was primarily the result of higher credited interest and unfavorable SPIA mortality fluctuations. Mortality was unfavorable by $15.1 million for the year ended December 31, 2008, compared to unfavorable mortality of $10.6 million for the year ended December 31, 2007, an unfavorable change of $4.5 million. The unfavorable mortality variances primarily relate to sales of large SPIA cases. These amounts were partially offset by a favorable unlocking change of $2.7 million for the year ended December 31, 2008. Unfavorable unlocking of $0.2 million was recorded by the segment during the year ended December 31, 2007.

Amortization of DAC

The decrease in DAC amortization (not related to realized capital gains and losses) of $28.0 million for the year ended December 31, 2008, compared to the year ended December 31, 2007, was primarily due to fair value losses on the variable annuity line. This was offset by higher DAC amortization in other annuity lines of business. Negative fair value changes in the variable annuity line resulted in a favorable change in DAC amortization of $35.7 million. Favorable DAC unlocking of $8.2 million was recorded in the MVA annuity line, and $0.9 million of favorable unlocking was recorded in the SPDA line, which were partially offset by unfavorable unlocking of $8.8 million in the variable annuity line. Favorable DAC unlocking of $2.9 million was recorded by the segment for the year ended December 31, 2007.

Sales

Total sales increased $946.1 million, or 56.8%, for the year ended December 31, 2008, compared to the year ended December 31, 2007. Sales of fixed annuities increased $966.2 million, or 80.9%, for the year ended December 31, 2008, compared to the year ended December 31, 2007. The increase in fixed annuity sales was driven by increased sales in the SPDA, MVA, and immediate annuity lines. The increase in SPDA sales primarily reflects our favorable competitive positioning in the bank channel. MVA sales continued to be strong in 2008 primarily due to the higher interest rate environment. The continuation of new annuity sales through the Chase distribution system contributed $574.3 million in fixed annuity sales for the year ended December 31, 2008, compared to $379.5 million for the year ended December 31, 2007. Sales of variable annuities decreased $20.1 million, or 4.2%, for the year ended December 31, 2008, compared to the year ended December 31, 2007, primarily due to weaker demand caused by unfavorable equity markets.

Stable Value Products

Segment results of operations

Segment results were as follows:

	For The Year Ended December 31,			Change	
	2009	2008	2007	2009	2008
	(Dollars In Thousands)				
REVENUES					
Net investment income	$221,688	$328,353	$300,201	(32.5)%	9.4%
Other income	1,866	9,360	—	(80.1)	n/m
Realized gains (losses)	(2,697)	(6,427)	1,394	(58.0)	n/m
Total revenues	220,857	331,286	301,595	(33.3)	9.8
BENEFITS AND EXPENSES					
Benefits and settlement expenses	154,555	237,608	241,460	(35.0)	(1.6)
Amortization of deferred policy acquisition costs	3,471	4,467	4,199	(22.3)	6.4
Other operating expenses	3,565	5,827	4,311	(38.8)	35.2
Total benefits and expenses	161,591	247,902	249,970	(34.8)	(0.8)
INCOME BEFORE INCOME TAX	59,266	83,384	51,625	(28.9)	61.5
Less: realized gains (losses)	(2,697)	(6,427)	1,394		
OPERATING INCOME	$ 61,963	$ 89,811	$ 50,231	(31.0)	78.8

The following table summarizes key data for the Stable Value Products segment:

	For The Year Ended December 31,			Change	
	2009	2008	2007	2009	2008
	(Dollars In Thousands)				
Sales					
GIC	$ —	$ 166,284	$ 132,800	n/m%	25.2%
GFA—Direct Institutional	—	1,061,651	182,179	n/m	n/m
GFA—Registered Notes—Institutional	—	450,000	525,000	n/m	(14.3)
GFA—Registered Notes—Retail	—	290,848	86,666	n/m	n/m
	$ —	$1,968,783	$ 926,645	n/m	n/m
Average Account Values	$4,091,199	$5,443,382	$5,006,929	(24.8)	8.7
Ending Account Values	$3,581,150	$4,960,405	$5,046,463	(27.8)	(1.7)
Operating Spread					
Net investment income yield	5.41%	5.98%	6.04%		
Interest credited	3.77	4.33	4.86		
Operating expenses	0.17	0.18	0.17		
Operating spread	1.47%[(1)]	1.47%[(1)]	1.01%		

(1) Excludes one-time funding agreement retirement gains.

For The Year Ended December 31, 2009 compared to The Year Ended December 31, 2008

Segment operating income

Operating income was $62.0 million and decreased $27.8 million, or 31.0%, for the year ended December 31, 2009, compared to the year ended December 31, 2008. The decrease in operating earnings resulted from a decline in average account values. In addition, $1.9 million in other income was generated from the early retirement of funding agreements backing medium-term notes for the year ended December 31, 2009, compared with $9.4 million for the year ended December 31, 2008. The operating spread remained flat at 147 basis points during the year ended December 31, 2009, compared to the year ended December 31, 2008.

Sales

During 2009, we chose not to participate in the stable value market.

For The Year Ended December 31, 2008 compared to The Year Ended December 31, 2007

Segment operating income

Operating income increased $39.6 million, or 78.8%, for the year ended December 31, 2008, compared to the year ended December 31, 2007. The increase in operating earnings resulted from the combination of higher average balances, a higher operating spread, and lower liability costs. In addition, $9.4 million in other income was generated from the early retirement of funding agreements backing medium-term notes. Higher operating spreads and lower liability costs resulted from increased sales of attractively priced institutional funding agreements. As a result, the operating spread increased 46 basis points to 147 basis points during the year ended December 31, 2008, compared to an operating spread of 101 basis points during the year ended December 31, 2007.

Sales

Total sales increased $1.0 billion for the year ended December 31, 2008, compared to the year ended December 31, 2007. The increase was primarily due to increased sales in the institutional market during the first half of 2008.

Asset Protection

Segment results of operations

Segment results were as follows:

	For The Year Ended December 31,			Change	
	2009	2008	2007	2009	2008
	(Dollars In Thousands)				
REVENUES					
Gross premiums and policy fees	$ 339,516	$ 363,169	$ 395,112	(6.5)%	(8.1)%
Reinsurance ceded	(152,222)	(170,875)	(176,879)	(10.9)	(3.4)
Net premiums and policy fees	187,294	192,294	218,233	(2.6)	(11.9)
Net investment income	33,157	38,656	39,100	(14.2)	(1.1)
Other income	56,552	62,271	72,054	(9.2)	(13.6)
Total operating revenues	277,003	293,221	329,387	(5.5)	(11.0)
BENEFITS AND EXPENSES					
Benefits and settlement expenses	127,314	106,737	106,812	19.3	(0.1)
Amortization of deferred policy acquisition costs	55,120	57,704	82,280	(4.5)	(29.9)
Other operating expenses	71,340	97,991	98,736	(27.2)	(0.8)
Total benefits and expenses	253,774	262,432	287,828	(3.3)	(8.8)
INCOME BEFORE INCOME TAX	23,229	30,789	41,559	(24.6)	(25.9)
OPERATING INCOME	$ 23,229	$ 30,789	$ 41,559	(24.6)	(25.9)

The following table summarizes key data for the Asset Protection segment:

	For The Year Ended December 31,			Change	
	2009	2008	2007	2009	2008
	(Dollars In Thousands)				
Sales					
Credit insurance	$ 35,379	$ 67,317	$113,618	(47.4)%	(40.8)%
Service contracts	226,835	279,862	341,356	(18.9)	(18.0)
Other products	42,790	63,468	97,342	(32.6)	(34.8)
	$305,004	$410,647	$552,316	(25.7)	(25.6)
Loss Ratios[1]					
Credit insurance	33.3%	32.8%	28.1%		
Service contracts	82.8	70.7	66.4		
Other products	52.9	36.8	33.3		

[1] Incurred claims as a percentage of earned premiums

For The Year Ended December 31, 2009 compared to The Year Ended December 31, 2008

Segment operating income

Operating income was $23.2 million, representing a decrease of $7.6 million, or 24.6%, for the year ended December 31, 2009, compared to the year ended December 31, 2008. Earnings from core product lines decreased $9.2 million, or 28.0%, for the year ended December 31, 2009, compared to the year ended December 31, 2008. Within the segment's core product lines, service contract earnings declined $10.4 million, or 36.2%, compared to the prior year, primarily as a result of weak auto and marine sales and higher loss ratios in certain product lines. Credit insurance earnings decreased $0.9 million, or 36.2%, compared to the prior year resulting from the sale of a small insurance subsidiary and its related operations during the first quarter of 2008. Earnings from other products increased $3.8 million for the year ended December 31, 2009, compared to the prior year primarily due to lower expenses in the GAP and Lender's Indemnity product lines and release of excess reserves in the runoff IPP line, partially offset by unfavorable loss experience.

Net premiums and policy fees

Net premiums and policy fees decreased $5.0 million, or 2.6%, for year ended December 31, 2009, compared to the year ended December 31, 2008. The decrease was primarily due to a $5.8 million, or 19.2% decline in dealer credit insurance premiums due to lower auto sales.

Other income

Other income decreased $5.7 million, or 9.2%, for the year ended December 31, 2009, compared to the year ended December 31, 2008, primarily due to a decline in service contract and GAP volume.

Benefits and settlement expenses

Benefits and settlement expenses increased $20.6 million, or 19.3%, for the year ended December 31, 2009, compared to the year ended December 31, 2008. Credit insurance claims for the year ended December 31, 2009, compared to the prior year, decreased $1.8 million, or 17.7%, due to lower volume. Service contract claims increased $13.8 million, or 17.8%, due to higher loss ratios in some product lines. Other products claims increased $8.5 million, or 44.3%, primarily as the result of a $6.3 million increase in the runoff Lender's Indemnity product line's loss reserve related to the commutation of a reinsurance agreement in the first quarter of 2009, which was offset by a reduction in other expenses. Higher loss ratios in the GAP product line also contributed to the increase in other products claims expense.

Amortization of DAC and Other operating expenses

Amortization of DAC was $2.6 million, or 4.5%, lower for the year ended December 31, 2009, compared to the year ended December 31, 2008, primarily due to lower premiums in the dealer credit insurance lines. Other operating expenses decreased $26.7 million, or 27.2%, for the year ended December 31, 2009, due to lower commission expense resulting from a decline in sales, a decrease of $7.3 million in retrospective commissions resulting from higher loss ratios, and a $6.3 million bad debt recovery in the runoff Lender's Indemnity product line due to the commutation of a reinsurance agreement in the first quarter of 2009, which was offset by an increase in benefits and settlement expenses.

Sales

Total segment sales decreased $105.6 million, or 25.7%, for the year ended December 31, 2009, compared to the year ended December 31, 2008. The decreases in credit insurance and service contract sales were primarily due to declines in auto and marine sales. The decline in the other products line was primarily the result of lower GAP sales, also due to the overall decline in auto sales.

For The Year Ended December 31, 2008 compared to The Year Ended December 31, 2007

Segment operating income

Operating income was $30.8 million, representing a decrease of $10.8 million, or 25.9%, for the year ended December 31, 2008, compared to the year ended December 31, 2007. Earnings from core product lines decreased $10.8 million, or 24.7%, for the year ended December 31, 2008, compared to the year ended December 31, 2007. Within the segment's core product lines, service contract earnings declined

$8.2 million, or 22.2%, compared to the prior year. The service contract line was unfavorably impacted by weak auto and marine sales and higher loss ratios in certain product lines. Credit insurance earnings decreased $0.1 million, or 3.2%, compared to the prior year, while earnings from other products declined $2.5 million. The decline in other products related primarily to lower volume in the IPP line, resulting from the loss of a significant customer.

Net premiums and policy fees

Net premiums and policy fees decreased $25.9 million, or 11.9%, for the year ended December 31, 2008, compared to the year ended December 31, 2007. Credit insurance premiums decreased $29.3 million, or 49.1%, due to the sale of a small insurance subsidiary and its related operations during the first quarter of 2008 and the impact of lower auto sales. Net premiums in the service contract line decreased $2.8 million, or 2.5%, for the year ended December 31, 2008, compared to the year ended December 31, 2007, resulting from weak auto and marine sales. Within the other product lines, net premiums increased $6.2 million, or 13.4%, compared to the prior year due to an increase in the GAP product line related to growth in in-force contracts during the past few years, partially offset by declines in the IPP line.

Other income

Other income decreased $9.8 million, or 13.6%, for the year ended December 31, 2008, compared to the year ended December 31, 2007, primarily due to a decline in service contract volume.

Benefits and settlement expenses

Benefits and settlement expenses decreased $0.1 million, or 0.1%, for the year ended December 31, 2008, compared to the year ended December 31, 2007. Credit insurance claims for the year ended December 31, 2008, compared to the prior year decreased $6.9 million, or 40.9%, due to lower volume and a $3.0 million decrease related to the sale of a small insurance subsidiary and its related operations. Service contract claims increased $2.9 million, or 3.8%, due to higher loss ratios in some product lines. Other products claims increased $3.9 million, or 25.6%, primarily due to higher claims in the GAP lines.

Amortization of DAC and Other Operating Expenses

Amortization of DAC was $24.6 million, or 29.9%, lower for the year ended December 31, 2008, compared to the year ended December 31, 2007, mainly due to lower premium in the credit insurance lines and a $12.7 million decrease resulting from the sale of a small insurance subsidiary and its related operations during the first quarter of 2008. Other operating expenses decreased $0.7 million, or 0.8%, for the year ended December 31, 2008.

Sales

Total segment sales decreased $141.7 million, or 25.6%, for the year ended December 31, 2008, compared to the year ended December 31, 2007. The decreases in credit insurance and service contract sales were primarily due to declines in auto and marine sales. The decline in the other products line is primarily the result of lower GAP sales, which was primarily due to lower auto sales, price increases, and tighter underwriting controls.

Reinsurance

The majority of the Asset Protection segment's reinsurance activity relates to the cession of single premium credit life and credit accident and health insurance, credit property, vehicle service contracts, and guaranteed asset protection insurance to producer affiliated reinsurance companies ("PARC's"). These arrangements are coinsurance contracts ceding the business on a first dollar quota share basis at levels ranging from 50% to 100% to limit our exposure and allow the PARC's to share in the underwriting income of the product. Reinsurance contracts do not relieve us from our obligations to our policyholders. A more detailed discussion of the components of reinsurance can be found in the Reinsurance section of Note 2, *Summary of Significant Accounting Policies* to our Consolidated Financial Statements.

Reinsurance impacted the Asset Protection segment line items as shown in the following table:

Asset Protection Segment
Line Item Impact of Reinsurance

	For The Year Ended December 31,		
	2009	2008	2007
	(Dollars In Thousands)		
REVENUES			
Reinsurance ceded	$(152,222)	$(170,875)	$(176,879)
BENEFITS AND EXPENSES			
Benefit and settlement expenses	(83,780)	(85,900)	(84,518)
Amortization of deferred policy acquisition costs	(18,737)	(28,394)	(13,700)
Other operating expenses	(11,713)	(3,357)	(21,238)
Total benefits and expenses	(114,230)	(117,651)	(119,456)
NET IMPACT OF REINSURANCE	$ (37,992)	$ (53,224)	$ (57,423)

For The Year Ended December 31, 2009 compared to The Year Ended December 31, 2008

Reinsurance premiums ceded decreased $18.7 million, or 10.9%, for the year ended December 31, 2009, compared to the year ended December 31, 2008. The decrease was primarily due to a decline in ceded dealer credit insurance premiums due to lower auto sales and the discontinuation of marketing credit insurance products through financial institutions in 2005, a majority of which was ceded to PARC's. Ceded unearned premium reserves and claim reserves with PARC's are generally secured by trust accounts, letters of credit, or on a funds withheld basis.

Benefits and settlement expenses ceded decreased $2.1 million, or 2.5%, for the year ended December 31, 2009, compared to the year ended December 31, 2008. The decrease was primarily due to lower losses in the credit line and the runoff Lender's Indemnity program, partially offset by an increase in losses ceded in the vehicle service contract ("VSC") line.

Amortization of DAC ceded decreased $9.7 million for the year ended December 31, 2009, compared to the year ended December 31, 2008, primarily as the result of the decreases in the ceded credit insurance products. Other operating expenses ceded increased $8.4 million for the year ended December 31, 2009, compared to the year ended December 31, 2008. The fluctuation was primarily attributable to the runoff Lender's Indemnity program.

Net investment income has no direct impact on reinsurance cost. However, by ceding business to the assuming companies, we forgo investment income on the reserves ceded. Conversely, the assuming companies will receive investment income on the reserves assumed which will increase the assuming companies' profitability on business we cede. The net investment income impact to us and the assuming companies has not been quantified as it is not reflected in our consolidated financial statements.

For The Year Ended December 31, 2008 compared to The Year Ended December 31, 2007

Reinsurance premiums ceded decreased $6.0 million, or 3.4%, for the year ended December 31, 2008, compared to the year ended December 31, 2007. The decrease was primarily due to the discontinuation of marketing credit insurance products through financial institutions in 2005, in which a majority of this business was ceded to PARC's, lower ceded premiums related to the Lender's Indemnity program in runoff, and lower dealer credit ceded premiums due to a decline in auto sales. This was partially offset by an increase in ceded premiums in the service contract line. Ceded unearned premium reserves and claim reserves with PARC's are generally secured by trust accounts, letters of credit, or on a funds withheld basis.

Benefits and settlement expenses ceded increased $1.4 million, or 1.6%, for the year ended December 31, 2008, compared to 2007. The increase was mainly due to increases in losses ceded related to the Lender's Indemnity program in runoff and in the service contract line, partially offset by decreases in the credit insurance products sold through financial institutions.

Amortization of DAC ceded increased $14.7 million for the year ended December 31, 2008, compared to the year ended December 31, 2007, mainly as the result of increases in the credit insurance line. Other operating expenses ceded decreased $17.9 million, or 84.2%, for the year ended December 31, 2008, compared to the year ended December 31, 2007. The fluctuation is partly attributable to the decline in credit insurance products sold through financial institutions and an overall decline in credit insurance sales.

Net investment income has no direct impact on reinsurance cost. However, it should be noted that by ceding business to the assuming companies, we forgo investment income on the reserves ceded to the assuming companies. Conversely, the assuming companies will receive investment income on the reserves assumed which will increase the assuming companies' profitability on business assumed from the Company. The net investment income impact to us and the assuming companies has not been quantified as it is not reflected in our consolidated financial statements.

Corporate and Other

Segment results of operations

Segment results were as follows:

	For The Year Ended December 31,			Change	
	2009	2008	2007	2009	2008
	(Dollars In Thousands)				
REVENUES					
Gross premiums and policy fees	$ 26,568	$ 29,842	$ 34,025	(11.0)%	(12.3)%
Reinsurance ceded	(4)	(5)	(15)	(20.0)	(66.7)
Net premiums and policy fees	26,564	29,837	34,010	(11.0)	(12.3)
Net investment income	128,243	80,523	165,242	59.3	(51.3)
Realized gains (losses)—investments	—	—	6,857		
Realized gains (losses)—derivatives	3,401	5,754	822		
Other income	135,228	619	1,200	n/m	(48.4)
Total operating revenues	293,436	116,733	208,131	n/m	(43.9)
Realized gains (losses)—investments	(152,260)	(262,640)	5,370		
Realized gains (losses)—derivatives	46,556	(53,853)	(3,162)		
Total revenues	187,732	(199,760)	210,339	n/m	n/m
BENEFITS AND EXPENSES					
Benefits and settlement expenses	29,896	36,170	36,191	(17.3)	(0.1)
Amortization of deferred policy acquisition costs	1,900	2,149	773	(11.6)	n/m
Other operating expenses	179,660	184,400	174,583	(2.6)	5.6
Total benefits and expenses	211,456	222,719	211,547	(5.1)	5.3
INCOME (LOSS) BEFORE INCOME TAX	(23,724)	(422,479)	(1,208)	(94.4)	n/m
Less: realized gains (losses)—investments	(152,260)	(262,640)	5,370		
Less: realized gains (losses)—derivatives	46,556	(53,853)	(3,162)		
OPERATING INCOME (LOSS)	$ 81,980	$(105,986)	$ (3,416)	n/m	n/m

For The Year Ended December 31, 2009 compared to The Year Ended December 31, 2008

Segment operating income (loss)

Corporate and Other segment operating income was $82.0 million for the year ended December 31, 2009, compared to a loss of $106.0 million for the year ended December 31, 2008. The variance was primarily due to a pre-tax gain on the repurchase of surplus notes of $126.3 million, net of deferred issue costs, and positive mark-to-market adjustments of $49.8 million on a $272.6 million trading portfolio, representing a $123.9 million more favorable impact for the year ended December 31, 2009. This increase was partially offset by reduced yields on a large balance of cash and short-term investments and higher operating expenses.

Operating revenues

Net investment income for the segment increased $47.7 million, or 59.3%, for the year ended December 31, 2009, compared to the year ended December 31, 2008, and net premiums and policy fees decreased $3.3 million, or 11.0%. The increase in net investment income was primarily the result of mark-to-market changes on the trading portfolio, partially offset by a reduction in yields on a large balance of cash and short-term investments.

Benefits and expenses

Benefits and expenses decreased $6.3 million, or 17.3%, for the year ended December 31, 2009, compared to the year ended December 31, 2008, primarily due to a reduction of interest expense on non-recourse funding obligations and a reduction in policy benefits on non-core lines of business, partially offset by an increase in operating expenses.

For The Year Ended December 31, 2008 compared to The Year Ended December 31, 2007

Segment operating income (loss)

The Corporate and Other segment operating loss declined $102.6 million for the year ended December 31, 2008, compared to the year ended December 31, 2007, primarily due to negative mark-to-market adjustments of $74.1 million on a $341.4 million portfolio of securities designated for trading, representing a $61.2 million less favorable impact than for the year of 2007. In addition, the segment experienced lower participating mortgage income of $29.9 million and lower prepayment fee income of $7.9 million compared to the prior year in the securities and mortgage investment portfolios due to the current economic environment.

Operating revenues

Operating revenues for the Corporate and Other segment are primarily comprised of net investment income on capital and net premiums and policy fees related to several non-strategic lines of business. Net investment income for this segment decreased $84.7 million, or 51.3%, for the year ended December 31, 2008, compared to the year ended December 31, 2007, and net premiums and policy fees declined $4.2 million, or 12.3%. The decrease in net investment income was primarily the result of mark-to-market changes on the trading portfolio and a decline in participating mortgage income and prepayment fee income in the securities and mortgage investment portfolios caused by unfavorable market conditions, partially offset by an increase in yields on unallocated capital and additional investments related to issuances of non-recourse funding obligations.

Benefits and expenses

Benefits and expenses increased $11.2 million, or 5.3%, for the year ended December 31, 2008, compared to the year ended December 31, 2007. The increase was primarily due to an increase in interest expense of $12.7 million, or 10.2%, for the year ended December 31, 2008, compared to the year ended December 31, 2007. Of this increase in interest expense, approximately $12.2 million relates to additional issuances of non-recourse funding obligations.

CONSOLIDATED INVESTMENTS

Certain reclassifications have been made in the previously reported financial statements and accompanying tables to make the prior year amounts comparable to those of the current year. Such reclassifications had no effect on previously reported net income, shareowners' equity, or the totals reflected in the accompanying tables.

Portfolio Description

As of December 31, 2009, our investment portfolio was approximately $29.1 billion. The types of assets in which we may invest are influenced by various state laws which prescribe qualified investment assets. Within the parameters of these laws, we invest in assets giving consideration to such factors as liquidity and capital needs, investment quality, investment return, matching of assets and liabilities, and the overall composition of the investment portfolio by asset type and credit exposure.

The following table shows the reported values of our invested assets:

	As of December 31,			
	2009		2008	
	(Dollars In Thousands)			
Publicly issued bonds (amortized cost: 2009—$18,376,802; 2008—$18,880,847)	$18,100,141	62.3%	$16,554,695	62.3%
Privately issued bonds (amortized cost: 2009—$4,851,515; 2008—$4,210,825)	4,730,286	16.3	3,544,285	13.3
Fixed maturities	22,830,427	78.6	20,098,980	75.6
Equity securities (cost: 2009—$280,615; 2008—$358,159)	275,497	0.9	302,132	1.1
Mortgage loans	3,877,087	13.3	3,848,288	14.5
Investment real estate	25,188	0.1	14,810	0.1
Policy loans	794,276	2.7	810,933	3.1
Other long-term investments	204,754	0.7	432,137	1.6
Short-term investments	1,049,609	3.7	1,059,506	4.0
Total investments	$29,056,838	100.0%	$26,566,786	100.0%

Included in the preceding table are $2.9 billion and $3.2 billion of fixed maturities and $250.8 million and $80.4 million of short-term investments classified as trading securities as of December 31, 2009 and 2008, respectively. The trading portfolio includes invested assets of $2.7 billion and $2.9 billion as of December 31, 2009 and 2008, respectively, held pursuant to modified coinsurance ("Modco") arrangements under which the economic risks and benefits of the investments are passed to third-party reinsurers.

Fixed Maturity Investments

As of December 31, 2009, our fixed maturity investment holdings were approximately $22.8 billion. The approximate percentage distribution of our fixed maturity investments by quality rating is as follows:

Rating	As of December 31, 2009	2008
AAA	19.9%	35.2%
AA	4.9	6.6
A	18.7	19.8
BBB	42.9	33.0
Below investment grade	13.6	5.4
	100.0%	100.0%

The increase in BBB securities reflected in the table above is a result of negative ratings migration on securities owned by the Company. During 2009, we did not actively purchase securities below the BBB level.

We do not have material exposure to financial guarantee insurance companies with respect to our investment portfolio. As of December 31, 2009, based upon amortized cost, $97.4 million of our securities were guaranteed either directly or indirectly by third parties out of a total of $23.2 billion fixed maturity securities held by us (0.4% of total fixed maturity securities).

Declines in fair value for our available-for-sale portfolio, net of related DAC and VOBA, are charged or credited directly to shareowners' equity. Declines in fair value that are other-than-temporary are recorded as other-than-temporary impairment losses in the Consolidated Statements of Income (Loss), net of any applicable non-credit component of the loss, which is recorded as an adjustment to other comprehensive income. The increase in BBB and below investment grade assets, as shown in the preceding table, is primarily a result of ratings downgrades related to our corporate credit and residential mortgage-backed securities holdings.

The distribution of our fixed maturity investments by type is as follows:

Type	As of December 31, 2009	2008
	(Dollars In Millions)	
Corporate Bonds	$14,847.8	$12,076.6
Residential mortgage-backed securities	3,917.5	5,013.4
Commercial mortgage-backed securities	1,124.3	1,182.1
Asset-backed securities	1,120.8	1,102.1
U.S. government-related bonds	811.3	534.7
Other government-related bonds	608.5	160.3
States, municipals and political subdivisions	400.2	29.8
Total Fixed Income Portfolio	$22,830.4	$20,099.0

Within our fixed maturity securities, we maintain portfolios classified as "available-for-sale" and "trading". We purchase our investments with the intent to hold to maturity by purchasing investments that match future cash flow needs. However, we may sell any of our investments to maintain proper matching of assets and liabilities. Accordingly, we classified $19.9 billion or 87.1% of our fixed maturities as "available-for-sale" as of December 31, 2009. These securities are carried at fair value on our Consolidated Balance Sheets.

Trading securities are carried at fair value and changes in fair value are recorded on the income statement as they occur. Our trading portfolio accounts for $2.9 billion, or 12.9%, of our fixed maturities as of December 31, 2009. Of this balance, fixed maturities with a market value of $2.7 billion and short-term investments with a market value of $250.8 million were added as part of the Chase Insurance Group acquisition. Investment results for the Chase Insurance Group portfolios, including gains and losses from sales, are passed to the reinsurers through the contractual terms of the reinsurance arrangements. Partially offsetting these amounts are corresponding changes in the fair value of the embedded derivative liability associated with the underlying reinsurance arrangement. The total Modco trading portfolio fixed maturities by rating is as follows:

Rating	As of December 31,	
	2009	2008
	(Dollars In Thousands)	
AAA	$ 834,733	$1,357,132
AA	73,210	147,305
A	544,135	591,482
BBB	950,252	743,529
Below investment grade	281,487	55,607
Total Modco trading fixed maturities	$2,683,817	$2,895,055

A portion of our bond portfolio is invested in residential mortgage-backed securities, commercial mortgage-backed securities, and asset-backed securities. These holdings as of December 31, 2009, were approximately $6.2 billion. Mortgage-backed securities are constructed from pools of mortgages and may have cash flow volatility as a result of changes in the rate at which prepayments of principal occur with respect to the underlying loans. Excluding limitations on access to lending and other extraordinary economic conditions, prepayments of principal on the underlying loans can be expected to accelerate with decreases in market interest rates and diminish with increases in interest rates. In addition, we have entered into derivative contracts at times to partially offset the volatility in the market value of these securities.

Residential mortgage-backed securities—The tables below include a breakdown of our residential mortgage-backed securities ("RMBS") portfolio by type and rating as of December 31, 2009. As of December 31, 2009, these holdings were approximately $3.9 billion. Sequential securities receive payments in order until each class is paid off. Planned amortization class securities ("PACs") pay down according to a schedule. Pass through securities receive principal as principal of the underlying mortgages is received.

Type	Percentage of Residential Mortgage-Backed Securities
Sequential	65.1%
PAC	15.1
Pass Through	3.6
Other	16.2
	100.0%

Rating	Percentage of Residential Mortgage-Backed Securities
AAA	35.6%
AA	5.2
A	8.3
BBB	10.5
Below investment grade	40.4
	100.0%

As of December 31, 2009, we held $466.6 million, or 1.6% of invested assets, of securities supported by collateral classified as Alt-A. As of December 31, 2008, we held securities with a market value of $543.5 million of securities supported by collateral classified as Alt-A.

The following table includes the percentage of our collateral classified as Alt-A grouped by rating category as of December 31, 2009:

Rating	Percentage of Alt-A Securities
AAA	1.3%
A	1.0
BBB	6.7
Below investment grade	91.0
	100.0%

The following tables categorize the estimated fair value and unrealized gain/(loss) of our mortgage-backed securities collateralized by Alt-A mortgage loans by rating as of December 31, 2009:

Alt-A Collateralized Holdings

	Estimated Fair Value of Security by Year of Security Origination					
Rating	2005 and Prior	2006	2007	2008	2009	Total
	(Dollars In Millions)					
AAA	$ 6.0	$ —	$ —	$—	$—	$ 6.0
A	4.5	—	—	—	—	4.5
BBB	31.3	—	—	—	—	31.3
Below investment grade	45.8	220.2	158.8	—	—	424.8
Total mortgage-backed securities collateralized by Alt-A mortgage loans	$87.6	$220.2	$158.8	$—	$—	$466.6

	Estimated Unrealized Gain (Loss) of Security by Year of Security Origination					
Rating	2005 and Prior	2006	2007	2008	2009	Total
	(Dollars In Millions)					
AAA	$(0.6)	$ —	$ —	$—	$—	$ (0.6)
A	0.7	—	—	—	—	0.7
BBB	(4.3)	—	—	—	—	(4.3)
Below investment grade	(3.1)	(52.0)	(32.7)	—	—	(87.8)
Total mortgage-backed securities collateralized by Alt-A mortgage loans	$(7.3)	$(52.0)	$(32.7)	$—	$—	$(92.0)

The following table includes the percentage of our collateral classified as sub-prime grouped by rating category as of December 31, 2009:

Rating	Percentage of Sub-prime Securities
AAA	0.8%
AA	5.9
A	8.5
BBB	0.2
Below investment grade	84.6
	100.0%

As of December 31, 2009, we had RMBS's with a total fair market value of $35.2 million, or 0.1%, of total invested assets that were supported by collateral classified as sub-prime. As of December 31, 2008, we held securities with a fair market value of $46.0 million of securities supported by collateral classified as sub-prime. The following tables categorize the estimated fair value and unrealized gain/(loss) of our mortgage-backed securities collateralized by sub-prime mortgage loans by rating as of December 31, 2009:

Sub-prime Collateralized Holdings

Rating	Estimated Fair Value of Security by Year of Security Origination					
	2005 and Prior	2006	2007	2008	2009	Total
	(Dollars In Millions)					
AAA	$0.3	$ —	$ —	$—	$—	$ 0.3
AA	0.8	1.2	—	—	—	2.0
A	3.0	—	—	—	—	3.0
BBB	0.1	—	—	—	—	0.1
Below investment grade	1.2	16.9	11.7	—	—	29.8
Total mortgage-backed securities collateralized by sub-prime mortgage loans	$5.4	$18.1	$11.7	$—	$—	$35.2

Rating	Estimated Unrealized Gain (Loss) of Security by Year of Security Origination					
	2005 and Prior	2006	2007	2008	2009	Total
	(Dollars In Millions)					
AAA	$ —	$ —	$ —	$—	$—	$ —
AA	(0.5)	(0.2)	—	—	—	(0.7)
A	(0.3)	—	—	—	—	(0.3)
BBB	—	—	—	—	—	—
Below investment grade	(1.3)	(9.2)	(23.1)	—	—	(33.6)
Total mortgage-backed securities collateralized by sub-prime mortgage loans	$(2.1)	$(9.4)	$(23.1)	$—	$—	$(34.6)

The following table includes the percentage of our collateral classified as prime grouped by rating category as of December 31, 2009:

Rating	Percentage of Prime Securities
AAA	40.7%
AA	5.9
A	9.3
BBB	11.2
Below investment grade	32.9
	100.0%

As of December 31, 2009, we had RMBS collateralized by prime mortgage loans (including agency mortgages) with a total fair market value of $3.4 billion, or 11.7%, of total invested assets. As of December 31, 2008, we held securities with a fair market value of $4.4 billion of RMBS collateralized by prime mortgage loans (including agency mortgages). The following tables categorize the estimated fair value and unrealized gain/(loss) of our mortgage-backed securities collateralized by prime mortgage loans (including agency mortgages) by rating as of December 31, 2009:

Prime Collateralized Holdings

Rating	Estimated Fair Value of Security by Year of Security Origination					
	2005 and Prior	2006	2007	2008	2009	Total
	(Dollars In Millions)					
AAA	$1,167.8	$201.3	$ 19.8	$—	$—	$1,388.9
AA	202.7	—	—	—	—	202.7
A	250.7	66.2	1.0	—	—	317.9
BBB	283.2	71.5	26.5	—	—	381.2
Below investment grade	283.0	581.6	260.4	—	—	1,125.0
Total mortgage-backed securities collateralized by prime mortgage loans	$2,187.4	$920.6	$307.7	$—	$—	$3,415.7

Rating	Estimated Unrealized Gain (Loss) of Security by Year of Security Origination					
	2005 and Prior	2006	2007	2008	2009	Total
	(Dollars In Millions)					
AAA	$ 21.6	$ (2.5)	$ 0.9	$—	$—	$ 20.0
AA	(6.7)	—	—	—	—	(6.7)
A	(5.2)	(6.0)	0.2	—	—	(11.0)
BBB	(51.5)	(3.3)	(1.1)	—	—	(55.9)
Below investment grade	(41.9)	(134.2)	(60.7)	—	—	(236.8)
Total mortgage-backed securities collateralized by prime mortgage loans	$(83.7)	$(146.0)	$(60.7)	$—	$—	$(290.4)

Commercial mortgage-backed securities—Our commercial mortgage-backed security ("CMBS") portfolio consists of commercial mortgage-backed securities issued in securitization transactions. Portions of the CMBS relate to securitizations sponsored by us, in which we securitized portions of our mortgage loan portfolio. As of December 31, 2009, the CMBS holdings were approximately $1.1 billion. Of this amount, $844.5 million related to retained beneficial interests of commercial mortgage loan securitizations we completed. The following table includes the percentages of our CMBS holdings grouped by rating category as of December 31, 2009:

Rating	Percentage of Commercial Mortgage-Backed Securities
AAA	90.8%
AA	0.8
A	4.9
BBB	0.8
Below investment grade	2.7
	100.0%

The following tables include external commercial mortgage-backed securities as of December 31, 2009:

External Commercial Mortgage-Backed Securities

Rating	Estimated Fair Value of Security by Year of Security Origination					
	2005 and Prior	2006	2007	2008	2009	Total
	(Dollars In Millions)					
AAA	$214.7	$14.3	$—	$44.6	$—	$273.6
BBB	6.2	—	—	—	—	6.2
Total external commercial mortgage-backed securities	$220.9	$14.3	$—	$44.6	$—	$279.8

Rating	Estimated Unrealized Gain (Loss) of Security by Year of Security Origination					
	2005 and Prior	2006	2007	2008	2009	Total
	(Dollars In Millions)					
AAA	$ 7.6	$ 0.5	$—	$ 0.5	$—	$ 8.6
BBB	(0.9)	—	—	—	—	(0.9)
Total external commercial mortgage-backed securities	$ 6.7	$ 0.5	$—	$ 0.5	$—	$ 7.7

Asset-backed securities—ABS pay down is based on cash flow received from the underlying pool of assets, such as receivables on auto loans, student loans, credit cards, etc. As of December 31, 2009, these holdings were approximately $1.1 billion. The following table includes the percentages of our ABS holdings grouped by rating category as of December 31, 2009:

Rating	Percentage of Asset-Backed Securities
AAA	95.2%
AA	2.1
A	0.5
BBB	1.6
Below investment grade	0.6
	100.0%

The following tables include our asset-backed securities as of December 31, 2009:

Asset-Backed Securities

	Estimated Fair Value of Security by Year of Security Origination					
Rating	2005 and Prior	2006	2007	2008	2009	Total
	(Dollars In Millions)					
AAA	$704.3	$33.6	$273.2	$55.6	$—	$1,066.7
AA	17.2	6.2	—	—	—	23.4
A	1.3	4.9	—	—	—	6.2
BBB	2.7	4.1	11.0	—	—	17.8
Below investment grade	—	0.7	6.0	—	—	6.7
Total asset-backed securities	$725.5	$49.5	$290.2	$55.6	$—	$1,120.8

	Estimated Unrealized Gain (Loss) of Security by Year of Security Origination					
Rating	2005 and Prior	2006	2007	2008	2009	Total
	(Dollars In Millions)					
AAA	$(50.5)	$(1.2)	$(12.2)	$ 0.1	$—	$ (63.8)
AA	1.8	0.8	—	—	—	2.6
A	—	0.1	—	—	—	0.1
BBB	—	(1.8)	—	—	—	(1.8)
Below investment grade	—	(0.3)	(17.3)	—	—	(17.6)
Total asset-backed securities	$(48.7)	$(2.4)	$(29.5)	$ 0.1	$—	$ (80.5)

We obtained ratings of our fixed maturities from Moody's Investors Service, Inc. ("Moody's"), Standard & Poor's Corporation ("Standard & Poor's"), and/or Fitch Ratings ("Fitch"). If a bond is not rated by Moody's, Standard & Poor's, or Fitch, we use ratings from the Securities Valuation Office of the National Association of Insurance Commissioners ("NAIC"), or we rate the bond based upon a comparison of the unrated issue to rated issues of the same issuer or rated issues of other issuers with similar risk characteristics. As of December 31, 2009, over 99.0% of our bonds were rated by Moody's, Standard & Poor's, Fitch, and/or the NAIC.

The industry segment composition of our fixed maturity securities is presented in the following table:

	As of December 31, 2009	% Market Value	As of December 31, 2008	% Market Value
	(Dollars In Thousands)			
Banking	$ 1,955,544	8.5%	$ 2,144,612	10.7%
Other finance	82,694	0.4	98,278	0.5
Electric	2,650,003	11.6	2,083,250	10.4
Natural gas	1,789,164	7.8	1,388,578	6.9
Insurance	1,529,248	6.7	1,129,561	5.6
Energy	1,369,370	6.0	987,299	4.9
Communications	1,079,497	4.7	901,958	4.5
Basic industrial	936,575	4.1	677,397	3.4
Consumer noncyclical	958,688	4.2	634,384	3.2
Consumer cyclical	491,594	2.1	586,004	2.9
Finance companies	231,312	1.0	289,364	1.4
Capital goods	532,778	2.3	417,941	2.1
Transportation	426,860	1.9	320,628	1.6
Other industrial	91,237	0.4	93,171	0.5
Brokerage	375,650	1.6	155,481	0.8
Technology	289,029	1.3	134,348	0.7
Real estate	53,517	0.2	34,363	0.2
Other utility	5,049	0.0	—	0.0
Commercial mortgage-backed securities	1,124,325	4.9	1,182,091	5.9
Asset-backed securities	1,120,761	4.8	1,102,067	5.5
Residential mortgage-backed non-agency	3,000,142	13.1	3,894,525	19.1
Residential mortgage-backed agency	917,312	4.0	1,118,851	5.6
U.S. government-related securities	811,323	3.5	534,665	2.7
Other government-related securities	608,530	2.7	160,356	0.8
State, municipals, and political divisions	400,225	2.2	29,808	0.1
Total	$22,830,427	100.0%	$20,098,980	100.0%

Our investments in debt and equity securities are reported at market value, and investments in mortgage loans are reported at amortized cost. As of December 31, 2009, our fixed maturity investments (bonds and redeemable preferred stocks) had a market value of $22.8 billion, which was 1.7% below amortized cost of $23.2 billion. These assets are invested for terms approximately corresponding to anticipated future benefit payments. Thus, market fluctuations are not expected to adversely affect liquidity.

We had $3.9 billion in mortgage loans as of December 31, 2009. While our mortgage loans do not have quoted market values, as of December 31, 2009, we estimated the market value of our mortgage loans to be $4.1 billion (using discounted cash flows from the next call date), which was 5.1% greater than the amortized cost. Most of our mortgage loans have significant prepayment fees.

Market values for private, non-traded securities are determined as follows: 1) we obtain estimates from independent pricing services and 2) we estimate market value based upon a comparison to quoted issues of the same issuer or issues of other issuers with similar terms and risk characteristics. We analyze the independent pricing services valuation methodologies and related inputs, including an assessment of the observability of market inputs. For retained beneficial interests in our sponsored commercial mortgage loan securitizations as of December 31, 2009, we used an internally developed model that includes discount rates based on our current mortgage loan lending rate and expected cash flows based on a review of the commercial mortgage loans underlying the securities. Upon obtaining this information related to market value, management makes a determination as to the appropriate valuation amount.

Mortgage Loans

We invest a portion of our investment portfolio in commercial mortgage loans. As of December 31, 2009, our mortgage loan holdings were approximately $3.9 billion. We have specialized in making loans on either credit-oriented commercial properties or credit-anchored strip shopping centers and apartments. Our underwriting procedures relative to our commercial loan portfolio are based, in our view, on a conservative and disciplined approach. We concentrate on a small number of commercial real estate asset types associated with the necessities of life (retail, multi-family, professional office buildings, and warehouses). We believe these asset types tend to weather economic downturns better than other commercial asset classes in which we have chosen not to participate. We believe this disciplined approach has helped to maintain a relatively low delinquency and foreclosure rate throughout our history.

We record mortgage loans net of an allowance for credit losses. This allowance is calculated through analysis of specific loans that have indicators of potential impairment based on current information and events. As of December 31, 2009 and 2008, our allowance for mortgage loan credit losses was $1.7 million and $2.2 million, respectively.

At the time of origination, our mortgage lending criteria targets that the loan-to-value ratio on each mortgage is 75% or less. We target projected rental payments from credit anchors (i.e., excluding rental payments from smaller local tenants) of 70% of the property's projected operating expenses and debt service. We also offer a commercial loan product under which we will permit a loan-to-value ratio of up to 85% in exchange for a participating interest in the cash flows from the underlying real estate. As of December 31, 2009, approximately $808.6 million of our mortgage loans had this participation feature. Exceptions to these loan-to-value measures may be made if we believe the mortgage has an acceptable risk profile.

Many of our mortgage loans have call or interest rate reset provisions between 3 and 10 years. However, if interest rates were to significantly increase, we may be unable to call the loans or increase the interest rates on our existing mortgage loans commensurate with the significantly increased market rates.

As of December 31, 2009, delinquent mortgage loans and foreclosed properties were less than 0.1% of invested assets. We do not expect these investments to adversely affect our liquidity or ability to maintain proper matching of assets and liabilities. As of December 31, 2009, $23.1 million, or 0.6%, of the mortgage loan portfolio was nonperforming. It is our policy to cease to carry accrued interest on loans that are over 90 days delinquent. For loans less than 90 days delinquent, interest is accrued unless it is determined that the accrued interest is not collectible. If a loan becomes over 90 days delinquent, it is our general policy to initiate foreclosure proceedings unless a workout arrangement to bring the loan current is in place.

Between 1996 and 1999, we securitized $1.4 billion of our mortgage loans. We sold the senior tranches while retaining the subordinate tranches. We continue to service the securitized mortgage loans. During 2007, we securitized an additional $1.0 billion of our mortgage loans. We sold the highest rated tranche for approximately $218.3 million, while retaining the remaining tranches. We continue to service the securitized mortgage loans. As of December 31, 2009, we had investments related to retained beneficial interests of mortgage loan securitizations of $844.5 million.

Securities Lending

We participate in securities lending, primarily as an investment yield enhancement, whereby securities that are held as investments are loaned to third parties for short periods of time. We require initial collateral of 102% of the market value of the loaned securities to be separately maintained. The loaned securities' market value is monitored on a daily basis. As of December 31, 2009, securities with a market value of $108.4 million were loaned under this program. As collateral for the loaned securities, we receive short-term investments, which are recorded in "short-term investments" with a corresponding liability recorded in "other liabilities" to account for our obligation to return the collateral. As of December 31,

2009, the fair market value of the collateral related to this program was $107.6 million and we have an obligation to return $112.0 million of collateral to the securities borrowers.

Risk Management and Impairment Review

We monitor the overall credit quality of our portfolio within established guidelines. The following table includes our available-for-sale fixed maturities by credit rating as of December 31, 2009:

S&P or Equivalent Designation	Market Value	Percent of Market Value
	(Dollars In Thousands)	
AAA	$ 3,688,515	18.6%
AA	1,047,859	5.3
A	3,673,523	18.4
BBB	8,726,044	43.9
Investment grade	17,135,941	86.2
BB	1,089,297	5.5
B	531,132	2.7
CCC or lower	1,117,655	5.6
In or near default	—	0.0
Below investment grade	2,738,084	13.8
Total	$19,874,025	100.0%

Not included in the table above are $2.6 billion of investment grade and $362.7 million of below investment grade fixed maturities classified as trading securities.

Limiting bond exposure to any creditor group is another way we manage credit risk. The following table includes securities held in our Modco portfolio and summarizes our ten largest fixed maturity exposures to an individual creditor group as of December 31, 2009:

Creditor	Market Value
	(Dollars In Millions)
Wells Fargo & Co.	$192.2
Verizon Communications Inc.	179.4
Bank of America Corporation	174.0
PNC Financial Services Group	142.7
MetLife Inc.	135.2
Prudential Financial Inc.	134.5
AT&T Corporation	134.2
JP Morgan Chase & Company	129.8
Federal Home Loan Mortgage Corporation	125.0
Enterprise Products Partners	118.9

Determining whether a decline in the current fair value of invested assets is an other-than-temporary decline in value is both objective and subjective, and can involve a variety of assumptions and estimates, particularly for investments that are not actively traded in established markets. We review our positions on a monthly basis for possible credit concerns and review our current exposure, credit enhancement, and delinquency experience.

Management considers a number of factors when determining the impairment status of individual securities. These include the economic condition of various industry segments and geographic locations and other areas of identified risks. Since it is possible for the impairment of one investment to affect other investments, we engage in ongoing risk management to safeguard against and limit any further risk to our investment portfolio. Special attention is given to correlative risks within specific industries, related parties, and business markets.

For certain securitized financial assets with contractual cash flows, including ABS, GAAP requires us to periodically update our best estimate of cash flows over the life of the security. If the fair value of a securitized financial asset is less than its cost or amortized cost and there has been a decrease in the present value of the expected cash flows since the last revised estimate, considering both timing and amount, an other-than-temporary impairment charge is recognized. Estimating future cash flows is a quantitative and qualitative process that incorporates information received from third party sources along with certain internal assumptions and judgments regarding the future performance of the underlying collateral. Projections of expected future cash flows may change based upon new information regarding the performance of the underlying collateral. In addition, we consider our intent and ability to retain a temporarily depressed security until recovery.

On October 10, 2008, the FASB issued guidance to clarify the application of fair value, which is referenced to the Fair Value Measurements and Disclosures Topic of the ASC, in a market that is not active and provided an example to illustrate key considerations in determining the fair value of a financial asset when the market for that financial asset is not active. It also reaffirms the notion of fair value as an exit price as of the measurement date. This guidance was effective upon issuance, including prior periods for which the financial statements have not been issued. Based on this guidance, we utilized internal models that incorporated assumptions of delinquency rates, prepayment assumptions, liquidity, and other market based assumptions to determine the fair value of retained beneficial interests of our sponsored commercial mortgage loan securitizations and auction rate securities for which there was no active market as of December 31, 2009.

In April of 2009, the FASB issued guidance to amend the other-than-temporary impairment guidance in GAAP for debt securities to make the guidance more operational and to improve the presentation and disclosure of other-than-temporary impairments of debt and equity securities in the financial statements. This guidance addresses the timing of impairment recognition and provides greater clarity to investors about the credit and noncredit components of impaired debt securities that are not expected to be sold. Impairments will continue to be measured at fair value with credit losses recognized in earnings and non-credit losses recognized in other comprehensive income. This guidance also requires increased and more frequent disclosures regarding measurement techniques, credit losses, and an aging of securities with unrealized losses. This guidance is effective for interim and annual reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. We elected to early adopt the guidance in the first quarter of 2009. For the year ended December 31, 2009, we recorded total other-than-temporary impairments of approximately $227.8 million with $47.7 million of this amount recorded in other comprehensive income (loss).

Securities in an unrealized loss position are reviewed at least quarterly to determine if an other-than-temporary impairment is present based on certain quantitative and qualitative factors. We consider a number of factors in determining whether the impairment is other-than-temporary. These include, but are not limited to: 1) actions taken by rating agencies, 2) default by the issuer, 3) the significance of the decline, 4) an assessment of the Company's intent to sell the security (including a more likely than not assessment of whether the Company will be required to sell the security) before recovering the security's amortized cost, 5) the time period during which the decline has occurred, 6) an economic analysis of the issuer's industry, and 7) the financial strength, liquidity, and recoverability of the issuer. Management performs a security-by-security review each quarter in evaluating the need for any other-than-temporary impairments. Although no set formula is used in this process, the investment performance, collateral position, and continued viability of the issuer are significant measures considered, along with an analysis regarding the Company's expectations for recovery of the security's entire amortized cost basis through the receipt of future cash flows. Based on our analysis, for the year ended December 31,

2009, we concluded that approximately $180.1 million of investment securities in an unrealized loss position was other-than-temporarily impaired, due to credit-related factors, resulting in a charge to earnings. Additionally, we recognized $47.7 million of non-credit losses in other comprehensive income for the securities where an other-than-temporary impairment was recorded.

There are certain risks and uncertainties associated with determining whether declines in market values are other-than-temporary. These include significant changes in general economic conditions and business markets, trends in certain industry segments, interest rate fluctuations, rating agency actions, changes in significant accounting estimates and assumptions, commission of fraud, and legislative actions. We continuously monitor these factors as they relate to the investment portfolio in determining the status of each investment.

We have deposits with certain financial institutions which exceed federally insured limits. We have reviewed the creditworthiness of these financial institutions and believe there is minimal risk of a material loss.

Realized Gains and Losses

The following table sets forth realized investment gains and losses for the periods shown:

	For The Year Ended December 31,			Change	
	2009	2008	2007	2009	2008
	(Dollars In Thousands)				
Fixed maturity gains—sales	$ 27,280	$ 51,895	$ 12,451	$ (24,615)	$ 39,444
Fixed maturity losses—sales	(21,957)	(36,791)	(12,279)	14,834	(24,512)
Equity gains—sales	14,367	114	5,912	14,253	(5,798)
Equity losses—sales	(55)	(51)	(12)	(4)	(39)
Impairments on fixed maturity securities	(160,473)	(311,798)	(48)	151,325	(311,750)
Impairments on equity securities	(19,572)	—	—	(19,572)	—
Modco trading portfolio trading activity	285,178	(290,831)	(989)	576,009	(289,842)
Other	(4,619)	2,970	3,567	(7,589)	(597)
Total realized gains (losses)—investments	$ 120,149	$(584,492)	$ 8,602	$ 704,641	$(593,094)
Foreign currency swaps	$ —	$ (10,993)	$ 7,657	$ 10,993	$ (18,650)
Foreign currency adjustments on stable value contracts	—	10,984	(3,518)	(10,984)	14,502
Derivatives related to mortgage loan commitments	6,889	(25,782)	(3,746)	32,671	(22,036)
Embedded derivatives related to reinsurance	(252,698)	212,937	10,679	(465,635)	202,258
Derivatives related to corporate debt	(125)	15,206	5,288	(15,331)	9,918
Other interest rate swaps	39,317	(24,924)	—	64,241	(24,924)
Credit default swaps	3,351	(13,232)	3,285	16,583	(16,517)
GMWB embedded derivatives	19,246	(32,870)	(540)	52,116	(32,330)
Other derivatives	6,067	(14,669)	(10,636)	20,736	(4,033)
Total realized gains (losses)—derivatives	$(177,953)	$ 116,657	$ 8,469	$(294,610)	$ 108,188

Realized gains and losses on investments reflect portfolio management activities designed to maintain proper matching of assets and liabilities and to enhance long-term investment portfolio performance. The change in net realized investment gains (losses), excluding impairments, Modco trading portfolio activity, and related embedded derivatives related to corporate debt, during the year ended December 31, 2009, primarily reflects the normal operation of our asset/liability program within the context of the changing interest rate and spread environment.

Realized losses are comprised of both write-downs on other-than-temporary impairments and actual sales of investments. For the year ended December 31, 2009, we recognized pre-tax other-than-temporary impairments of $180.1 million, due to credit-related factors, resulting in a charge to earnings. Additionally, we recognized $47.7 million of non-credit losses in other comprehensive income for the securities where an other-than-temporary impairment was recorded. Other-than-temporary impairments totaled $311.8 million for the year ended December 31, 2008. These other-than-temporary impairments resulted from our analysis of circumstances and our belief that credit events, loss severity, changes in credit enhancement, and/or other adverse conditions of the respective issuers have caused, or will lead to, a deficiency in the contractual cash flows related to these investments. These other-than-temporary impairments, net of Modco recoveries, are presented in the chart below:

	For The Year Ended December 31,	
	2009	2008
	(Dollars In Millions)	
AbitibiBowater	$ 30.4	$ —
Alt-A MBS	69.3	143.9
CIT Group	11.6	—
Citigroup Preferred Stock	19.4	—
IdeaArc	17.9	—
Other MBS	14.2	—
Other Corporate Bonds	14.1	—
Subprime Bonds	3.2	—
Federal Home Loan Mortgage Corp	—	7.1
Federal National Mortgage Association	—	21.9
Lehman Brothers	—	93.6
Washington Mutual	—	45.3
Total	$180.1	$311.8

As previously discussed, management considers several factors when determining other-than-temporary impairments. Although we purchase securities with the intent to hold securities until maturity, we may change our position as a result of a change in circumstances. Any such decision is consistent with our classification of all but a specific portion of our investment portfolio as available-for-sale. For the year ended December 31, 2009, we sold securities in an unrealized loss position with a market value of $302.1 million. For such securities, the proceeds, realized loss, and total time period that the security had been in an unrealized loss position are presented in the table below:

	Proceeds	% Proceeds	Realized Loss	% Realized Loss
		(Dollars In Thousands)		
<= 90 days	$ 19,460	6.4%	$ (118)	0.5%
>90 days but <= 180 days	9,007	3.0	(12)	0.1
>180 days but <= 270 days	313	0.1	(115)	0.5
>270 days but <= 1 year	45,337	15.0	(10,410)	47.3
>1 year	228,030	75.5	(11,358)	51.6
Total	$302,147	100.0%	$(22,013)	100.0%

The $22.0 million of realized losses in the preceding table are made up primarily of $15.7 million of losses recognized on security exchanges, of which a loss of $13.2 million related to exchanges of securities issued by Lloyds Banking Group. The remaining $2.5 million related to exchanges of securities issued by CIT Group. In addition, $4.3 million of losses were recognized on the sale of securities previously other-than-temporarily impaired. For the year ended December 31, 2009, we sold securities in an unrealized gain position with a market value of $2.2 billion. The gain realized on the sale of these securities was $41.6 million.

The $4.6 million of other realized losses recognized for the year ended December 31, 2009, includes mortgage loan losses of $5.6 million, and other gains of $1.0 million.

As of December 31, 2009, net gains of $285.2 million primarily related to mark-to-market changes on our Modco trading portfolios associated with the Chase Insurance Group acquisition were also included in realized gains and losses. Of this amount, approximately $10.4 million of losses were realized through the sale of certain securities, which will be reimbursed to our reinsurance partners over time through the reinsurance settlement process for this block of business. Additional details on our investment performance and evaluation are provided in the sections below.

Realized investment gains and losses related to derivatives represent changes in the fair value of derivative financial instruments and gains/(losses) on derivative contracts closed during the period.

From time to time, we have taken short positions in U.S. Treasury futures to mitigate interest rate risk related to our mortgage loan commitments. There were no outstanding positions for the year ended December 31, 2009. The net gains for the year ended December 31, 2009, were the result of $3.7 million of gains related to closed positions and mark-to-market gains of $3.2 million.

We also have in place various modified coinsurance and funds withheld arrangements that contain embedded derivatives. The $252.7 million of losses on these embedded derivatives for the year ended December 31, 2009, was the result of spread tightening. For the year ended December 31, 2009, the investment portfolios that support the related modified coinsurance reserves and funds withheld arrangements had mark-to-market gains that offset the losses on these embedded derivatives.

We use certain interest rate swaps to mitigate interest rate risk related to certain Senior Notes, Medium-Term Notes, and subordinated debt securities. These positions resulted in net losses of $0.1 million for the year ended December 31, 2009. As of December 31, 2009, we did not hold any positions in these swaps.

We use certain interest rate swaps to mitigate the price volatility of assets. These positions resulted in net gains of $39.3 million for the year ended December 31, 2009. The net gains for the year ended December 31, 2009, were primarily the result of $42.6 million in mark-to-market gains during the period.

We reported net gains of $3.4 million related to credit default swaps for the year ended December 31, 2009. The net gains for the year ended December 31, 2009, were the result of $17.2 million of mark-to-market gains, $14.5 million of losses related to closed positions, and $0.7 million in premium income.

The GMWB rider embedded derivatives on certain variable deferred annuities had net unrealized gains of $19.2 million for the year ended December 31, 2009.

We also use various swaps and options to mitigate risk related to other exposures. Equity call options generated gains of $2.9 million for the year ended December 31, 2009. CPI swaps produced gains of $1.6 million for the year ended December 31, 2009. Other derivative contracts generated gains of $1.6 million for the year ended December 31, 2009.

Unrealized Gains and Losses—Available-for-Sale Securities

The information presented below relates to investments at a certain point in time and is not necessarily indicative of the status of the portfolio at any time after December 31, 2009, the balance sheet date. Information about unrealized gains and losses is subject to rapidly changing conditions, including volatility of financial markets and changes in interest rates. Management considers a number of factors in determining if an unrealized loss is other-than-temporary, including the expected cash to be collected and the intent, likelihood, and/or ability to hold the security until recovery. Consistent with our long-standing practice, we do not utilize a "bright line test" to determine other-than-temporary impairments. On a quarterly basis, we perform an analysis on every security with an unrealized loss to determine if an other-than-temporary impairment has occurred. This analysis includes reviewing several metrics including collateral, expected cash flows, ratings, and liquidity. Furthermore, since the timing of recognizing realized gains and losses is largely based on management's decisions as to the timing and selection of investments to be sold, the tables and information provided below should be considered within the context of the overall unrealized gain/(loss) position of the portfolio. As of December 31, 2009, we had an overall net unrealized loss of $403.0 million, prior to tax and DAC offsets, compared to $476.8 million, $1.8 billion, and $3.0 billion as of September 30, 2009, June 30, 2009, and December 31, 2008, respectively.

Credit and RMBS markets have experienced volatility across numerous asset classes over the past two years, primarily as a result of marketplace uncertainty arising from the failure or near failure of a number of large financial service companies resulting in intervention by the United States Federal Government, downgrades in ratings, interest rate changes, higher defaults in sub-prime and Alt-A residential mortgage loans, and a weakening of the overall economy. In connection with this uncertainty, we believe investors have departed from many investments in asset-backed securities, including those associated with sub-prime and Alt-A residential mortgage loans, as well as types of debt investments with fewer lender protections or those with reduced transparency and/or complex features which may hinder investor understanding. We believe these factors have contributed to the level of our net unrealized investment losses through declines in market values.

For fixed maturity and equity securities held that are in an unrealized loss position as of December 31, 2009, the estimated market value, amortized cost, unrealized loss, and total time period that the security has been in an unrealized loss position are presented in the table below:

	Estimated Market Value	% Market Value	Amortized Cost	% Amortized Cost	Unrealized Loss	% Unrealized Loss
			(Dollars In Thousands)			
<= 90 days	$1,911,029	21.3%	$ 1,949,677	19.4%	$ (38,648)	3.7%
>90 days but <= 180 days	200,500	2.2	209,417	2.1	(8,917)	0.9
>180 days but <= 270 days	111,923	1.3	115,599	1.2	(3,676)	0.4
>270 days but <= 1 year	202,250	2.2	215,429	2.1	(13,179)	1.3
>1 year but <= 2 years	4,154,955	46.2	4,734,167	47.2	(579,212)	55.5
>2 years but <= 3 years	1,696,629	18.9	1,991,598	19.8	(294,969)	28.3
>3 years but <= 4 years	194,412	2.2	235,786	2.3	(41,374)	4.0
>4 years but <= 5 years	435,211	4.8	489,935	5.0	(54,724)	5.1
>5 years	83,965	0.9	92,469	0.9	(8,504)	0.8
Total	$8,990,874	100.0%	$10,034,077	100.0%	$(1,043,203)	100.0%

The majority of the unrealized loss as of December 31, 2009, for both investment grade and below investment grade securities, is attributable to a widening in credit and mortgage spreads for certain securities. The negative impact of spread levels for certain securities was partially offset by lower treasury yield levels and their associated positive effect on security prices. While spread levels have improved significantly since December 31, 2008, certain types of securities, including tranches of residential mortgage-backed securities and asset-backed securities, continue to be priced at a level which has caused the unrealized losses noted above.

As of December 31, 2009, the Barclays Investment Grade Index was priced at 157 bps versus a 10 year average of 160 bps. Similarly, the Barclays High Yield Index was priced at 617 bps versus a 10 year average of 615 bps. As of December 31, 2009, the five, ten, and thirty-year U.S. Treasury obligations were trading at levels of 2.68%, 3.84%, and 4.64%, compared to 10 year averages of 4.01%, 4.43%, and 4.91%, respectively.

As of December 31, 2009, 44.5% of the unrealized loss was associated with securities that were rated investment grade. We have examined the performance of the underlying collateral and cash flows and expect that our investments will continue to perform in accordance with their contractual terms. Factors such as credit enhancements within the deal structures and the underlying collateral performance/ characteristics support the recoverability of the investments. Based on the factors discussed, we do not consider these unrealized loss positions to be other-than-temporary. However, from time to time, we may sell securities in the ordinary course of managing our portfolio to meet diversification, credit quality, yield enhancement, asset-liability management, and liquidity requirements.

Expectations that investments in mortgage-backed and asset-backed securities will continue to perform in accordance with their contractual terms are based on assumptions a market participant would use in determining the current fair value. It is reasonably possible that the underlying collateral of these investments will perform worse than current market expectations and that such event may lead to adverse changes in the cash flows on our holdings of these types of securities. This could lead to potential future write-downs within our portfolio of mortgage-backed and asset-backed securities. Expectations that our investments in corporate securities and/or debt obligations will continue to perform in accordance with their contractual terms are based on evidence gathered through our normal credit surveillance process. Although we do not anticipate such events, it is reasonably possible that issuers of our investments in corporate securities will perform worse than current expectations. Such events may lead us to recognize potential future write-downs within our portfolio of corporate securities. It is also possible that such unanticipated events would lead us to dispose of those certain holdings and recognize the effects of any market movements in our financial statements.

As of December 31, 2009, there were estimated gross unrealized losses of $101.2 million and $32.9 million, related to our mortgage-backed securities collateralized by Alt-A mortgage loans and sub-prime mortgage loans, respectively. Gross unrealized losses in our securities collateralized by sub-prime and Alt-A residential mortgage loans as of December 31, 2009, were primarily the result of continued widening spreads, representing marketplace uncertainty arising from higher defaults in sub-prime and Alt-A residential mortgage loans and rating agency downgrades of securities collateralized by sub-prime and Alt-A residential mortgage loans.

For the year ended December 31, 2009, we recorded $180.1 million of pre-tax other-than-temporary impairments. These other-than-temporary impairments resulted from our analysis of circumstances and our belief that credit events, loss severity, changes in credit enhancement, and/or other adverse conditions of the respective issuers have caused, or will lead to, a deficiency in the contractual cash flows related to these investments. Excluding the securities on which other-than-temporary impairments were recorded, we expect these investments to continue to perform in accordance with their original contractual terms. We have the ability and intent to hold these investments until maturity or until the fair values of the investments have recovered, which may be at maturity. Additionally, we do not expect these investments to adversely affect our liquidity or ability to maintain proper matching of assets and liabilities.

As of December 31, 2009, securities with a market value of $182.4 million and unrealized losses of $90.8 million were issued in commercial mortgage loan securitizations that we sponsored, with no unrealized losses greater than five years. We do not consider these unrealized positions to be other-than-temporary because the underlying mortgage loans continue to perform consistently with our original expectations. Our underwriting procedures relative to our commercial loan portfolio are based, in our view, on a conservative and disciplined approach. We concentrate our underwriting expertise on a small number of commercial real estate asset types associated with the necessities of life (retail, multi-family, professional office buildings, and warehouses). We believe these asset types tend to weather economic downturns better than other commercial asset classes that we have chosen to avoid. We believe this disciplined approach has helped to maintain a relatively low delinquency and foreclosure rate throughout our history.

In assessing whether or not these unrealized positions should be considered other-than-temporary, we review the underlying cash flows, as well as the associated values of the real estate collateral for those loans included in our commercial mortgage loan securitizations.

We have no material concentrations of issuers or guarantors of fixed maturity securities. The industry segment composition of all securities in an unrealized loss position held as of December 31, 2009, is presented in the following table:

	Estimated Market Value	% Market Value	Amortized Cost	% Amortized Cost	Unrealized Loss	% Unrealized Loss
			(Dollars In Thousands)			
Banking	$1,091,992	12.1%	$ 1,238,526	12.3%	$ (146,534)	14.0%
Other finance	6,864	0.1	7,142	0.1	(278)	0.0
Electric	710,787	7.9	751,457	7.5	(40,670)	3.9
Natural gas	321,972	3.6	343,050	3.4	(21,078)	2.0
Insurance	768,417	8.5	853,709	8.5	(85,292)	8.2
Energy	142,482	1.6	146,254	1.5	(3,772)	0.4
Communications	129,057	1.4	149,331	1.5	(20,274)	1.9
Basic industrial	250,120	2.8	266,494	2.7	(16,374)	1.6
Consumer noncyclical	205,045	2.3	213,354	2.1	(8,309)	0.8
Consumer cyclical	157,640	1.8	175,598	1.8	(17,958)	1.7
Finance companies	133,504	1.5	151,047	1.5	(17,543)	1.7
Capital goods	169,481	1.9	182,255	1.8	(12,774)	1.2
Transportation	80,809	0.9	89,514	0.9	(8,705)	0.8
Other industrial	75,195	0.8	79,210	0.8	(4,015)	0.4
Brokerage	214,526	2.4	231,538	2.3	(17,012)	1.6
Technology	116,457	1.3	120,683	1.2	(4,226)	0.4
Real estate	28,353	0.3	29,729	0.3	(1,376)	0.1
Other utility	21	0.0	44	0.0	(23)	0.0
Commercial mortgage-backed securities	189,651	2.1	281,291	2.8	(91,640)	8.8
Asset-backed securities	884,130	9.9	970,354	9.5	(86,224)	8.3
Residential mortgage-backed non-agency securities	2,472,628	27.5	2,897,254	28.9	(424,626)	40.7
Residential mortgage-backed agency securities	212,292	2.4	215,791	2.2	(3,499)	0.3
U.S. government-related securities	279,397	3.1	283,612	2.8	(4,215)	0.4
Other government-related securities	161,276	1.8	161,885	1.6	(609)	0.1
States, municipals, and political divisions	188,778	2.0	194,955	2.0	(6,177)	0.7
Total	$8,990,874	100.0%	$10,034,077	100.0%	$(1,043,203)	100.0%

The percentage of our unrealized loss positions, segregated by industry segment, is presented in the following table:

	As of December 31,	
	2009	2008
Banking	14.0%	14.6%
Other finance	0.0	1.0
Electric	3.9	7.7
Natural gas	2.0	6.2
Insurance	8.2	10.5
Energy	0.4	3.2
Communications	1.9	4.3
Basic industrial	1.6	6.3
Consumer noncyclical	0.8	1.3
Consumer cyclical	1.7	4.7
Finance companies	1.7	2.1
Capital goods	1.2	2.0
Transportation	0.8	1.1
Other industrial	0.4	0.1
Brokerage	1.6	1.7
Technology	0.4	0.8
Real estate	0.1	0.2
Other utility	0.0	0.0
Commercial mortgage-backed securities	8.8	3.5
Asset-backed securities	8.3	3.4
Residential mortgage-backed non-agency securities	40.7	25.0
Residential mortgage-backed agency securities	0.3	0.1
U.S. government-related securities	0.4	0.2
Other government-related securities	0.1	0.0
States, municipals, and political divisions	0.7	0.0
Total	100.0%	100.0%

The range of maturity dates for securities in an unrealized loss position as of December 31, 2009, varies, with 38.6% maturing in less than 5 years, 11.8% maturing between 5 and 10 years, and 49.6% maturing after 10 years. The following table shows the credit rating of securities in an unrealized loss position as of December 31, 2009:

S&P or Equivalent Designation	Estimated Market Value	% Market Value	Amortized Cost	% Amortized Cost	Unrealized Loss	% Unrealized Loss
	(Dollars In Thousands)					
AAA/AA/A	$3,810,423	42.4%	$ 4,048,695	40.3%	$ (238,272)	22.8%
BBB	2,759,798	30.7	2,986,491	29.8	(226,693)	21.7
Investment grade	6,570,221	73.1	7,035,186	70.1	(464,965)	44.5
BB	927,920	10.3	1,069,409	10.7	(141,489)	13.6
B	448,465	5.0	548,422	5.5	(99,957)	9.6
CCC or lower	1,044,268	11.6	1,381,060	13.7	(336,792)	32.3
Below investment grade	2,420,653	26.9	2,998,891	29.9	(578,238)	55.5
Total	$8,990,874	100.0%	$10,034,077	100.0%	$(1,043,203)	100.0%

As of December 31, 2009, we held 306 positions of below investment grade securities totaling $2.4 billion that were in an unrealized loss position. Total unrealized losses related to below investment grade securities were $578.2 million, of which $566.3 million had been in an unrealized loss position for more than twelve months. Below investment grade securities in an unrealized loss position were 8.3% of invested assets. As of December 31, 2009, securities in an unrealized loss position that were rated as below investment grade represented 26.9% of the total market value and 55.5% of the total unrealized loss. We have the ability and intent to hold these securities to maturity. After a review of each security and its expected cash flows, we believe the decline in market value to be temporary. Total unrealized losses for all securities in an unrealized loss position for more than twelve months were $978.8 million. A widening of credit spreads is estimated to account for unrealized losses of $1.3 billion, with changes in treasury rates offsetting this loss by an estimated $365.6 million.

In addition, market disruptions in the RMBS market negatively affected the market values of our non-agency RMBS securities. The majority of our RMBS holdings as of December 31, 2009, were super senior or senior bonds in the capital structure. Our non-agency portfolio has a weighted-average life of 2.44 years.

The following table shows the estimated market value, amortized cost, unrealized loss, and total time period that the security has been in an unrealized loss position for all below investment grade securities as of December 31, 2009:

	Estimated Market Value	% Market Value	Amortized Cost	% Amortized Cost	Unrealized Loss	% Unrealized Loss
	(Dollars In Thousands)					
<= 90 days	$ 44,096	1.8%	$ 44,895	1.5%	$ (799)	0.1%
>90 days but <= 180 days	34,643	1.4	40,142	1.3	(5,499)	1.0
>180 days but <= 270 days	12,857	0.5	14,607	0.5	(1,750)	0.3
>270 days but <= 1 year	28,526	1.2	32,404	1.1	(3,878)	0.7
>1 year but <= 2 years	1,662,175	68.7	2,031,777	67.8	(369,602)	63.9
>2 years but <= 3 years	406,932	16.8	546,222	18.2	(139,290)	24.1
>3 years but <= 4 years	52,197	2.2	70,665	2.4	(18,468)	3.2
>4 years but <= 5 years	155,723	6.4	189,500	6.3	(33,777)	5.8
>5 years	23,504	1.0	28,679	0.9	(5,175)	0.9
Total	$2,420,653	100.0%	$2,998,891	100.0%	$(578,238)	100.0%

LIQUIDITY AND CAPITAL RESOURCES

2009 was a year of tremendous challenge in the financial services industry. The banking and financial services industry continued to experience deterioration and a significant amount of multiple notch downgrades, including downgrades to below investment grade status. As a result of these events and to be prepared for potential policy and contract holder surrenders and negative market perception, management made a strategic decision to carry large amounts of liquid holdings during the year. This elevated level of liquidity, while significantly reducing our liquidity risk, has negatively impacted our results during 2009 as the yield on highly liquid assets is much lower than the yields on longer-dated assets.

Liquidity

Liquidity refers to a company's ability to generate adequate amounts of cash to meet its needs. We meet our liquidity requirements primarily through positive cash flows from our operating subsidiaries. Primary sources of cash from the operating subsidiaries are premiums, deposits for policyholder accounts, investment sales and maturities, and investment income. Primary uses of cash for the operating subsidiaries include benefit payments, withdrawals from policyholder accounts, investment purchases, policy acquisition costs, and other operating expenses. We believe that we have sufficient liquidity to fund our cash needs under normal operating scenarios.

In light of the events noted above and uncertain capital and credit market conditions, we have strategically positioned ourselves to have ample liquidity to meet our projected outflows from currently available sources. We have maintained a high balance of short-term investments; we have $215.0 million available capacity on our existing credit facility; we have access to the Federal Home Loan Bank ("FHLB") for short-term borrowing; we have remained very selective regarding mortgage loan commitments; we have eliminated purchases of below investment grade assets; and we have discontinued the active pursuit of repurchasing shares of our common stock under our share repurchase program.

In the event of additional future significant unanticipated cash requirements beyond normal liquidity, we have multiple alternatives available based on market conditions and the amount and timing of the liquidity need. These options include cash flows from operations, the sale of liquid assets, various credit facilities, and other sources described herein.

Our decision to sell investment assets could be impacted by accounting rules, including rules relating to the likelihood of a requirement to sell securities before recovery of our cost basis. Under stressful market and economic conditions, liquidity broadly deteriorates which could negatively impact our ability to sell investment assets. If we require significant amounts of cash on short notice in excess of normal cash requirements, we may have difficulty selling investment assets in a timely manner, be forced to sell them for less than we otherwise would have been able to realize, or both.

While we anticipate that the cash flows of our operating subsidiaries will be sufficient to meet our investment commitments and operating cash needs in a normal credit market environment, we recognize that investment commitments scheduled to be funded may, from time to time, exceed the funds then available. Therefore, we have established repurchase agreement programs for certain of our insurance subsidiaries to provide liquidity when needed. We expect that the rate received on our investments will equal or exceed our borrowing rate. As of December 31, 2009, we had no outstanding balance related to such borrowings. Additionally, we may, from time to time, sell short-duration stable value products to complement our cash management practices. Depending on market conditions, we may also use securitization transactions involving our commercial mortgage loans to increase liquidity for the operating subsidiaries.

Credit Facility

Under a revolving line of credit arrangement, we have the ability to borrow on an unsecured basis up to an aggregate principal amount of $500 million (the "Credit Facility"). This replaced our previously existing $200 million revolving line of credit. We have the right in certain circumstances to request that the commitment under the Credit Facility be increased up to a maximum principal amount of $600 million. Balances outstanding under the Credit Facility accrue interest at a rate equal to (i) either the prime rate or the London Interbank Offered Rate ("LIBOR"), plus (ii) a spread based on the ratings of our senior unsecured long-term debt. The Credit Agreement provides that we are liable for the full amount of any obligations for borrowings or letters of credit, including those of PLICO, under the Credit Facility. The maturity date on the Credit Facility is April 16, 2013. There was an outstanding balance of $285.0 million at an interest rate of LIBOR plus 0.40% under the Credit Facility as of December 31, 2009. Of this amount, $180.0 million was used to purchase non-recourse funding obligations issued by an indirect, wholly owned special-purpose financial captive insurance company. For additional information related to special purpose financial captives, see "Capital Resources". We were in compliance with all financial debt covenants of the Credit Facility as of December 31, 2009.

Sources and Use of Cash

Our primary sources of funding are dividends from our operating subsidiaries; revenues from investment, data processing, legal, and management services rendered to subsidiaries; investment income; and external financing. These sources of cash support our general corporate needs including our common stock dividends and debt service. The states in which our insurance subsidiaries are domiciled impose certain restrictions on the insurance subsidiaries' ability to pay us dividends. These restrictions are based in part on the prior year's statutory income and surplus. Generally, these restrictions pose no short-term liquidity concerns. We plan to retain substantial portions of the earnings of our insurance subsidiaries in those companies primarily to support their future growth.

During the second quarter of 2008, we joined the FHLB of Cincinnati. FHLB advances provide an attractive funding source for short-term borrowing and for the sale of funding agreements. Membership in the FHLB requires that we purchase FHLB capital stock based on a minimum requirement and a percentage of the dollar amount of advances outstanding. We held $58.2 million of common stock as of December 31, 2009, which is included in equity securities. In addition, our obligations under the advances must be collateralized. We maintain control over any such pledged assets, including the right of substitution. As of December 31, 2009, we had $725.9 million of funding agreement-related advances and accrued interest outstanding under the FHLB program.

As of December 31, 2009, we reported approximately $684.0 million (fair value) of Auction Rate Securities ("ARSs"), which were all rated AAA. While the auction rate market has experienced liquidity constraints, we believe that based on our current liquidity position and our operating cash flows, any lack of liquidity in the ARS market will not have a material impact on our liquidity, financial condition, or cash flows.

All of the auction rate securities held by us as of December 31, 2009, were student loan-backed auction rate securities, for which the underlying collateral is at least 97% guaranteed by the Federal Family Education Loan Program ("FFELP"). As there is no current active market for these auction rate securities, we believe the best available source for current valuation information is from actively-traded asset-backed securities with comparable underlying assets (i.e. FFELP-backed student loans) and vintage.

We use an internal valuation model to determine the fair value of our student loan-backed auction rate securities. The model uses the discount margin and projected average life of a comparable actively-traded FFELP student loan-backed floating-rate asset-backed security, along with a discount related to the current illiquidity of the auction rate securities. This comparable security is selected based on its underlying assets (i.e. FFELP-backed student loans) and vintage.

The auction rate securities are classified as a Level 3 valuation. An unrealized loss of $62.3 million was recorded as of December 31, 2009, and an unrealized loss of $67.8 million was recorded as of December 31, 2008, and we have not recorded any other-than-temporary impairment because the underlying collateral for each of the auction rate securities is at least 97% guaranteed by the FFELP and there are subordinate tranches within each of these auction rate security issuances that would support the senior tranches in the event of default. In the event of a complete and total default by all underlying student loans, the principal shortfall, in excess of the 97% FFELP guarantee, would be absorbed by the subordinate tranches. Our non-performance exposure is to the FFELP guarantee, not the underlying student loans. At this time, we have no reason to believe that the U.S. Department of Education would not honor the FFELP guarantee, if it were necessary. In addition, we have the ability and intent to hold these securities until their values recover or maturity. Therefore, we believe that no other-than-temporary impairment has been experienced.

The liquidity requirements of our regulated insurance subsidiaries primarily relate to the liabilities associated with their various insurance and investment products, operating expenses, and income taxes. Liabilities arising from insurance and investment products include the payment of policyholder benefits, as well as cash payments in connection with policy surrenders and withdrawals, policy loans, and obligations to redeem funding agreements.

Our insurance subsidiaries have used cash flows from operations and investment activities as a primary source to fund their liquidity requirements. Our insurance subsidiaries' primary cash inflows from operating activities are derived from premiums, annuity deposits, stable value contract deposits, and insurance and investment product fees and other income, including cost of insurance and surrender charges, contract underwriting fees, and intercompany dividends or distributions. The principal cash inflows from investment activities result from repayments of principal, investment income, and as necessary, sales of invested assets.

Our insurance subsidiaries maintain investment strategies intended to provide adequate funds to pay benefits and expected surrenders, withdrawals, loans, and redemption obligations without forced sales of investments. In addition, our insurance subsidiaries hold highly liquid, high-quality short-term investment securities and other liquid investment grade fixed maturity securities to fund our expected operating expenses, surrenders, and withdrawals. As of December 31, 2009, our total cash, cash equivalents, and invested assets were $29.3 billion. The life insurance subsidiaries were committed as of December 31, 2009, to fund mortgage loans in the amount of $175.2 million.

Our positive cash flows from operations are used to fund an investment portfolio that provides for future benefit payments. We employ a formal asset/liability program to manage the cash flows of our investment portfolio relative to our long-term benefit obligations.

In response to the volatility and disruption in the credit markets, we have maintained a high balance of cash and short-term investments to provide liquidity for cash outflows projected for the coming months. Our subsidiaries held approximately $1.2 billion in cash and short-term investments as of December 31, 2009, and we held an additional $7.8 million in cash and short-term investments available for general corporate purposes.

The following chart includes the cash flows provided by or used in operating, investing, and financing activities for the following periods:

	For The Year Ended December 31,		
	2009	2008	2007
	(Dollars In Thousands)		
Net cash provided by operating activities	$1,190,413	$ 1,243,620	$ 861,215
Net cash used in investing activities	(390,126)	(1,571,644)	(1,556,503)
Net cash (used in) provided by financing activites	(744,320)	331,230	771,924
Total	$ 55,967	$ 3,206	$ 76,636

For The Year Ended December 31, 2009 compared to The Year Ended December 31, 2008

Net cash provided by operating activities—Cash flows from operating activities are affected by the timing of premiums received, fees received, investment income, and expenses paid. Principal sources of cash include sales of our products and services. As an insurance business, we typically generate positive cash flows from operating activities, as premiums and deposits collected from our insurance and investment products exceed benefits paid and redemptions, and we invest the excess. Accordingly, in analyzing our cash flows we focus on the change in the amount of cash available and used in investing activities.

Net cash used in investing activities—Changes in cash from investing activities primarily related to the activity in our investment portfolio. As noted previously, management made a strategic decision during the year to carry large amounts of liquid holdings. As a result, the investing activity was significantly reduced when compared to the activity in 2008 and 2007.

Net cash (used in) provided by financing activities—Changes in cash from financing activities primarily relate to the issuance and repayment of borrowings, dividends to our stockholders, and other capital transactions, as well as the issuance of, and redemptions and benefit payments on, investment contracts. The variance for the year ended December 31, 2009 compared to the year ended December 31, 2008, was primarily the result of $1.1 billion of net investment product and universal life withdrawal activity, offset by the net effect of our $800 million senior notes issuances in 2009 and the repurchase, at a discount, of $800 million of non-recourse funding obligations issued.

Capital Resources

To give us flexibility in connection with future acquisitions and other funding needs, we have registered debt securities, preferred and common stock, and stock purchase contracts, and additional preferred securities of special purpose finance subsidiaries under the Securities Act of 1933 on a delayed (or shelf) basis.

As of December 31, 2009, our capital structure consisted of Medium-Term Notes, Senior Notes, Subordinated Debentures, and shareowners' equity. We also have a $500 million revolving line of credit (the "Credit Facility"), under which we could borrow funds with balances due April 16, 2013. The line of credit arrangement contains, among other provisions, requirements for maintaining certain financial ratios and restrictions on the indebtedness that we and our subsidiaries can incur. Additionally, the line of credit arrangement precludes us, on a consolidated basis, from incurring debt in excess of 40% of our total capital. Pursuant to an amendment, this calculation excludes the $800.0 million of senior notes we issued in 2009. There was a $285.0 million outstanding balance as of December 31, 2009, under the Credit Facility at an interest rate of LIBOR plus 0.40%. Of this amount, $180.0 million was utilized to purchase non-recourse funding obligations issued by Golden Gate Captive Insurance Company ("Golden Gate"), an indirect wholly owned special-purpose financial captive insurance company. As the need arises and in light of the current credit market environment, we may utilize the Credit Facility to purchase additional non-recourse funding obligations from this indirect wholly owned special-purpose financial captive insurance company in future quarters.

On October 9, 2009, we closed on offerings of $400 million of our senior notes due in 2019, $100 million of its senior notes due in 2024, and $300 million of its senior notes due in 2039, for an aggregate principal amount of $800 million. These senior notes were offered and sold pursuant to our shelf registration statement on Form S-3. We used the net proceeds from the offering of the Notes to purchase $800 million in aggregate principal amount of newly-issued surplus notes of Golden Gate. Golden Gate used a portion of the proceeds from the sale of the surplus notes to the Company to repurchase, at a discount, $800 million in aggregate principal amount of its outstanding Series A floating rate surplus notes that were held by third parties. This repurchase resulted in a $126.3 million pre-tax gain, net of deferred issue costs. As a result of these transactions, PLC is the sole holder of the total $980.0 million of outstanding Golden Gate surplus notes, which is eliminated at the consolidated level.

Golden Gate II Captive Insurance Company ("Golden Gate II"), a special-purpose financial captive insurance company wholly owned by PLICO, had $575.0 million of non-recourse funding obligations outstanding as of December 31, 2009. These non-recourse funding obligations mature in 2052. We do not anticipate having to pursue additional funding related to this block of business; however, we have contingent approval to issue an additional $100 million of obligations if necessary. $275 million of this amount is currently accruing interest at a rate of LIBOR plus 30 basis points. We have experienced higher proportional borrowing costs associated with $300 million of our non-recourse funding obligations supporting the business reinsured to Golden Gate II. These higher costs are the result of a higher spread component interest costs associated with the illiquidity of the current market for auction rate securities, as well as a rating downgrade of our guarantor by certain rating agencies. The current rate associated with these obligations is LIBOR plus 200 basis points, which is the maximum rate we can be required to pay under these obligations.

These non-recourse funding obligations are direct financial obligations of Golden Gate and Golden Gate II, respectively, and are not guaranteed by us or PLICO. These non-recourse obligations are represented by surplus notes that were issued to fund a portion of the statutory reserves required by Regulation XXX. Under the terms of the surplus notes, the holders of the surplus notes cannot require repayment from us or any of our subsidiaries, other than Golden Gate and Golden Gate II, the direct issuers of the surplus notes, although we have agreed to indemnify Golden Gate II for certain costs and obligations (which obligations do not include payment of principal and interest on the surplus notes). In addition, we have entered into certain support agreements with Golden Gate and Golden Gate II obligating us to make capital contributions to Golden Gate and Golden Gate II or provide support related to certain of Golden Gate's and Golden Gate II's expenses and in certain circumstances, to collateralize certain of our obligations to Golden Gate and Golden Gate II.

Our total debt (consisting of long-term debt and subordinated debt securities) increased $930.0 million during the year ended December 31, 2009, compared to an increase of $155.0 million during the year ended December 31, 2008. Debt issuances of $930.0 million and $155.0 million in 2009 and 2008, respectively, are detailed below:

Description	Amount	Interest Rate
	(Dollars In Thousands)	
2009		
Revolving line of credit	$130,000	LIBOR + .40%
Senior Notes, due 2019	400,000	7.375%
Senior Notes, due 2024, callable 2014	100,000	8.00%
Senior Notes, due 2039	300,000	8.45%
2008		
Revolving line of credit	$155,000	LIBOR + .30%

On May 7, 2007, our Board of Directors extended our previously authorized $100 million share repurchase program. The current authorization extends through May 6, 2010. In light of recent credit market disruption, extraordinary events and developments affecting financial markets, and a specific focus on capital preservation and liquidity, we do not intend to purchase shares of our common stock under the existing share repurchase program in the near term. Future activity will be dependent upon many factors, including capital levels, liquidity needs, rating agency expectations, and the relative attractiveness of alternative uses for capital.

A life insurance company's statutory capital is computed according to rules prescribed by NAIC, as modified by state law. Generally speaking, other states in which a company does business defer to the interpretation of the domiciliary state with respect to NAIC rules, unless inconsistent with the other state's regulations. Statutory accounting rules are different from GAAP and are intended to reflect a more conservative view, for example, requiring immediate expensing of policy acquisition costs. The NAIC's risk-based capital requirements require insurance companies to calculate and report information under a risk-based capital formula. The achievement of long-term growth will require growth in the statutory capital of our insurance subsidiaries. The subsidiaries may secure additional statutory capital through various sources, such as retained statutory earnings or our equity contributions. In general, dividends up to specified levels are considered ordinary and may be paid thirty days after written notice to the insurance commissioner of the state of domicile unless such commissioner objects to the dividend prior to the expiration of such period. Dividends in larger amounts are considered extraordinary and are subject to affirmative prior approval by such commissioner. The maximum amount that would qualify as ordinary dividends to us from our insurance subsidiaries in 2010 is estimated to be $704.8 million.

State insurance regulators and the NAIC have adopted risk-based capital ("RBC") requirements for life insurance companies to evaluate the adequacy of statutory capital and surplus in relation to investment and insurance risks. The requirements provide a means of measuring the minimum amount of statutory surplus appropriate for an insurance company to support its overall business operations based on its size and risk profile.

We significantly improved our statutory capital position in 2009. We issued 15.5 million shares of common stock through a public offering. This offering generated approximately $132.8 million of net proceeds to the Company. In addition, we recorded a pre-tax gain, net of deferred issue costs, of approximately $126.3 million, related to the issuance of $800 million aggregate senior notes and the concurrent re-purchase of $800 million in non-recourse funding obligations held by third parties, at a discount.

A company's risk-based statutory surplus is calculated by applying factors and performing calculations relating to various asset, premium, claim, expense, and reserve items. Regulators can then measure the adequacy of a company's statutory surplus by comparing it to the RBC. Under RBC requirements, regulatory compliance is determined by the ratio of a company's total adjusted capital, as defined by the insurance regulators, to its company action level of RBC (known as the RBC ratio), also as defined by insurance regulators. As of December 31, 2009, our total adjusted capital and company action level RBC was $2.8 billion and $653 million, respectively, providing an RBC ratio of approximately 429%.

Our statutory surplus is also impacted by credit spreads as a result of accounting for the assets and liabilities on our fixed MVA annuities. Statutory separate account assets supporting the fixed MVA annuities are recorded at fair value. In determining the statutory reserve for the fixed MVA annuities, we are required to use current crediting rates based on U.S. Treasuries. In many capital market scenarios, current crediting rates based on U.S. Treasuries are highly correlated with market rates implicit in the fair value of statutory separate account assets. As a result, the change in the statutory reserve from period to period will likely substantially offset the change in the fair value of the statutory separate account assets. However, in periods of volatile credit markets, actual credit spreads on investment assets may increase or decrease sharply for certain sub-sectors of the overall credit market, resulting in statutory separate account asset market value gains or losses. As actual credit spreads are not fully reflected in current crediting rates based on U.S. Treasuries, the calculation of statutory reserves will not substantially offset the change in fair value of the statutory separate account assets resulting in a change in statutory surplus. As a result of this mismatch, our statutory surplus was positively impacted by approximately $360 million on a pre-tax basis, for the year ended December 31, 2009, compared to a negative impact of approximately $250 million on a pre-tax basis, for the year ended December 31, 2008.

We cede material amounts of insurance and transfer related assets to other insurance companies through reinsurance. However, notwithstanding the transfer of related assets, we remain liable with respect to ceded insurance should any reinsurer fail to meet the obligations that such reinsurer assumed. We evaluate the financial condition of our reinsurers and monitor the associated concentration of credit risk. For the year ended December 31, 2009, we ceded premiums to third-party reinsurers amounting to $1.5 billion. In addition, we had receivables from reinsurers amounting to $5.3 billion as of December 31, 2009. We review reinsurance receivable amounts for collectability and establish bad debt reserves if deemed appropriate.

During 2008, Scottish Re US ("SRUS") received a statutory accounting permitted practice from the Delaware Department of Insurance ("the Department") that in light of decreases in the fair value of the securities in SRUS's qualifying reserve credit trust accounts on business ceded to certain securitization companies, relieved SRUS of the need to receive additional capital contributions. On January 5, 2009, the Department issued an order of supervision (the "Order of Supervision") against SRUS, in accordance with

18 Del. C. §5942, which, among other things, requires the Department's consent to any transaction outside the ordinary course of business, and which, in large part, formalized certain reporting and processes already informally in place between SRUS and the Department. On April 3, 2009, the Department issued an Extended and Amended Order of Supervision against SRUS, which, among other things, clarified that payments made by SRUS to its ceding insurers in satisfaction of claims or other obligations are not subject to the Department's approval, but that any amendments to its reinsurance agreements must be disclosed to and approved by the Department. SRUS continues to promptly pay claims and satisfy its other obligations to our insurance subsidiaries. We cannot predict what changes in the status of SRUS's financial condition may have on our ability to take reserve credit for the business ceded to SRUS. If we were unable to take reserve credit for the business ceded to SRUS, it could have a material adverse impact on both our GAAP and statutory financial condition and results of operations. As of December 31, 2009, we had approximately $184.4 million of GAAP recoverables from SRUS, and $497.2 million of ceded statutory reserves related to SRUS.

Ratings

Various Nationally Recognized Statistical Rating Organizations ("rating organizations") review the financial performance and condition of insurers, including our insurance subsidiaries, and publish their financial strength ratings as indicators of an insurer's ability to meet policyholder and contract holder obligations. These ratings are important to maintaining public confidence in an insurer's products, its ability to market its products, and its competitive position. Rating organizations also publish credit ratings for the issuers of debt securities, which include our debt securities. Credit ratings are indicators of a debt issuer's ability to meet the terms of debt obligations in a timely manner. These ratings are important in the debt issuer's overall ability to access certain types of liquidity. Ratings are not recommendations to buy our securities. The following table summarizes the ratings of our significant member companies' from the major independent rating organizations as of December 31, 2009:

Ratings	A.M. Best	Fitch	Standard & Poor's	Moody's
Insurance companies financial strength ratings:				
Protective Life Insurance Company	A+	A	AA−	A2
West Coast Life Insurance Company	A+	A	AA−	A2
Protective Life and Annuity Insurance Company	A+	A	AA−	—
Lyndon Property Insurance Company	A−	—	—	—
Other ratings:				
Issuer Credit/Default Rating—Protective Life Corporation	a−	BBB+	A−	—
Senior Debt Rating—Protective Life Corporation	—	BBB	—	Baa2
Issuer Credit/Default Rating—Protective Life Ins. Co.	aa−	—	AA−	—

On February 11, 2009 A.M. Best Co. ("A.M. Best") affirmed the financial strength ratings of the Company's primary life/health subsidiaries at A+, and announced a one-step downgrade of the debt ratings of the Company to a- from a, and a one-step downgrade of the issuer credit ratings ("ICR") to aa- from aa of the Company's primary life/health subsidiaries. A.M. Best stated that the outlook for all ratings has been revised to negative from stable. On February 12, 2009, Moody's downgraded the senior debt rating of the Company to Baa2 from Baa1. The Insurer Financial Strength ("IFS") ratings of the Company's life insurance subsidiaries, including PLICO, were downgraded to A2 from A1. The outlook for the ratings has been changed to negative. On February 26, 2009, Standard & Poor's lowered both the IFS ratings and the ICR of the Company's life insurance subsidiaries, including PLICO, to AA- from AA. In addition, Standard & Poor's downgraded the ICR for the Company to A- from A. The outlook for the ratings was affirmed as stable.

On September 16, 2009, Fitch announced a one-step downgrade of the IFS ratings of the Company's life insurance subsidiaries, including PLICO, to A from A+, a one-step downgrade of the Company's issuer default rating to BBB+ from A- and a one-step downgrade of the Company's senior debt rating from BBB+ to BBB. Fitch stated that the ratings outlook is negative.

Our ratings are subject to review and change by the rating organizations at any time and without notice. A downgrade or other negative action by a ratings organization with respect to the financial strength ratings of our insurance subsidiaries could adversely affect sales, relationships with distributors, the level of policy surrenders and withdrawals, competitive position in the marketplace, and the cost or availability of reinsurance. A downgrade or other negative action by a ratings organization with respect to our credit rating could limit our access to capital markets, increase the cost of issuing debt, and a downgrade of sufficient magnitude, combined with other negative factors, could require us to post collateral.

LIABILITIES

Many of our products contain surrender charges and other features that are designed to reward persistency and penalize the early withdrawal of funds. Certain stable value and annuity contracts have market-value adjustments that protect us against investment losses if interest rates are higher at the time of surrender than at the time of issue.

As of December 31, 2009, we had policy liabilities and accruals of approximately $18.5 billion. Our interest-sensitive life insurance policies have a weighted average minimum credited interest rate of approximately 3.73%.

Contractual Obligations

The table below sets forth future maturities of debt, non-recourse funding obligations, subordinated debt securities, stable value products, notes payable, operating lease obligations, other property lease obligations, mortgage loan commitments, and policyholder obligations.

We enter into various obligations to third parties in the ordinary course of our operations. However, we do not believe that our cash flow requirements can be assessed based upon an analysis of these obligations. The most significant factor affecting our future cash flows is our ability to earn and collect cash from our customers. Future cash outflows, whether they are contractual obligations or not, will also vary based upon our future needs. Although some outflows are fixed, others depend on future events. Examples of fixed obligations include our obligations to pay principal and interest on fixed-rate borrowings. Examples of obligations that will vary include obligations to pay interest on variable-rate borrowings and insurance liabilities that depend on future interest rates, market performance, or surrender provisions. Many of our obligations are linked to cash-generating contracts. In addition, our operations involve significant expenditures that are not based upon commitments. These include expenditures for income taxes and payroll.

As of December 31, 2009, we carried a $30.9 million liability for uncertain tax positions, including interest on unrecognized tax benefits. These amounts are not included in the long-term contractual obligations table because of the difficulty in making reasonably reliable estimates of the occurrence or timing of cash settlements with the respective taxing authorities.

		Payments due by period			
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(Dollars In Thousands)				
Long-term debt[1]	$ 2,959,858	$ 92,802	$ 194,415	$ 848,304	$ 1,824,337
Non-recourse funding obligations[2]	924,646	8,163	16,326	16,326	883,831
Subordinated debt securities[3]	1,865,303	37,147	74,294	74,294	1,679,568
Stable value products[4]	4,086,106	1,133,989	1,689,885	619,406	642,826
Operating leases[5]	34,365	7,183	11,653	9,523	6,006
Home office lease[6]	77,778	693	1,390	75,695	—
Mortgage loan commitments	175,200	175,200	—	—	—
Policyholder obligations[7]	23,598,481	2,309,645	3,282,358	2,973,431	15,033,047
Total[8]	$33,721,737	$3,764,822	$5,270,321	$4,616,979	$20,069,615

(1) Long-term debt includes all principal amounts owed on note agreements and expected interest payments due over the term of notes.

(2) Non-recourse funding obligations include all principal amounts owed on note agreements and expected interest payments due over the term of the notes.

(3) Subordinated debt securities includes all principal amounts owed to our non-consolidated special purpose finance subsidiaries and interest payments due over the term of the obligations.

(4) Anticipated stable value products cash flows including interest.

(5) Includes all lease payments required under operating lease agreements.

(6) The lease payments shown assume we exercise our option to purchase the building at the end of the lease term. Additionally, the payments due by period above were computed based on the terms of the renegotiated lease agreement, which was entered in January 2007.

(7) Estimated contractual policyholder obligations are based on mortality, morbidity, and lapse assumptions comparable to our historical experience, modified for recent observed trends. These obligations are based on current balance sheet values and include expected interest crediting, but do not incorporate an expectation of future market growth, or future deposits. Due to the significance of the assumptions used, the amounts presented could materially differ from actual results. As variable separate account obligations are legally insulated from general account obligations, the variable separate account obligations will be fully funded by cash flows from variable separate account assets. We expect to fully fund the general account obligations from cash flows from general account investments.

(8) This total does not take into account estimated payments related to our qualified or unfunded excess benefit plans in future periods.

FAIR VALUE OF FINANCIAL INSTRUMENTS

On January 1, 2008, we adopted FASB guidance on fair value measurements and disclosures. This guidance defines fair value for GAAP and establishes a framework for measuring fair value as well as a fair value hierarchy based on the quality of inputs used to measure fair value and enhances disclosure requirements for fair value measurements. The term "fair value" in this document is defined in accordance with GAAP. The cumulative effect of adopting this standard resulted in an increase to January 1, 2008 retained earnings of $1.5 million and a decrease in income before income taxes of $0.4 million for the three months ended September 30, 2008. The standard describes three levels of inputs that may be used to measure fair value. For more information, see Note 1, *Basis of Presentation and Summary of Significant Accounting Policies* and Note 20, *Fair Value of Financial Instruments*.

Available-for-sale securities and trading account securities are recorded at fair value, which is primarily based on actively-traded markets where prices are based on either direct market quotes or observed transactions. Liquidity is a significant factor in the determination of the fair value for these securities. Market price quotes may not be readily available for some positions or for some positions within a market sector where trading activity has slowed significantly or ceased. These situations are generally triggered by the market's perception of credit uncertainty regarding a single company or a specific market sector. In these instances, fair value is determined based on limited available market information and other factors, principally from reviewing the issuer's financial position, changes in credit ratings, and cash flows on the investments. As of December 31, 2009, $1.8 billion of available-for-sale and trading account assets were classified as Level 3 fair value assets.

The fair values of derivative assets and liabilities include adjustments for market liquidity, counterparty credit quality, and other deal specific factors, where appropriate. The fair values of derivative assets and liabilities traded in the over-the-counter market are determined using quantitative models that require the use of multiple market inputs including interest rates, prices, and indices to generate continuous yield or pricing curves and volatility factors, which are used to value the position. The predominance of market inputs are actively quoted and can be validated through external sources. Estimation risk is greater for derivative asset and liability positions that are either option-based or have longer maturity dates where observable market inputs are less readily available or are unobservable, in which case quantitative based extrapolations of rate, price, or index scenarios are used in determining fair values. As of December 31, 2009, the Level 3 fair values of derivative assets and liabilities determined by these quantitative models were $16.5 million and $105.8 million, respectively.

The liabilities of certain of our annuity account balances are calculated at fair value using actuarial valuation models. These models use various observable and unobservable inputs including projected future cash flows, policyholder behavior, our credit rating, and other market conditions. As of December 31, 2009, the Level 3 fair value of these liabilities was $149.9 million.

For securities that are priced via non-binding independent broker quotations, we assess whether prices received from independent brokers represent a reasonable estimate of fair value through an analysis using internal and external cash flow models developed based on spreads and, when available, market indices. We use a market-based cash flow analysis to validate the reasonableness prices received from independent brokers. These analytics, which are updated daily, incorporate various metrics (yield curves, credit spreads, prepayment rates, etc.) to determine the valuation of such holdings. As a result of this analysis, if we determine there is a more appropriate fair value based upon the analytics, the price received from the independent broker is adjusted accordingly.

During 2008, we changed certain assumptions used in our methodology for determining the fair value for retained beneficial interests in CMBS holdings related to our sponsored commercial mortgage loan securitizations. Previously, we used external broker valuations to determine the fair value of these positions. These valuations were based on the cash flows of the commercial mortgages underlying the notes, as well as observable market spread assumptions for investments with similar coupons and/or characteristics based on the fair value hierarchy criteria, and non-observable assumptions and factors utilizing general market information available as of the valuation date. As of December 31, 2009, we still believe that little or no secondary market existed for CMBS holdings similar to those in our portfolio, and additionally, certain of the tranches within our holdings fell below the collapse provision levels in the underlying security agreements. Therefore, the relevant observable inputs from CMBS sales activity could not be obtained for what we considered a supportable or appropriate calculation of fair value based on our previous methodology.

During 2008, we determined the fair value of these CMBS holdings using a combination of external broker valuations and an internally developed model. This model includes inputs based on assumed discount rates relative to our current mortgage loan lending rate and an expected cash flow analysis based on a review of the commercial mortgage loans underlying the notes. The model also contains our determined representative risk adjustment assumptions related to nonperformance and liquidity risks. The retained interest in the securitized mortgage loans may be subject to prepayment and interest rate risks. Changes in these assumptions during the third quarter of 2008 resulted in an increase of approximately $173.0 million to the fair value of our retained beneficial interests in CMBS holdings related to our sponsored commercial mortgage loan securitizations. We believe that this valuation approach provides a more accurate calculation of the fair value of these securities under the fair value hierarchy guidance and the current inactive market conditions.

Of our $1.8 billion of assets classified as Level 3 assets, $1.6 billion were asset-backed securities. Of this amount, $705.0 million were student loan related asset-backed securities, $36.5 million were non-student loan related asset-backed securities, $844.5 million were commercial mortgage-backed securitizations, and $7.3 million were other mortgage-backed securities. The years of issuance of the asset-backed securities are as follows:

Year of Issuance	Amount (In Millions)
1997	$ 105
2002	286
2003	192
2004	121
2005	14
2006	40
2007	835
Total	$1,593

The asset-backed securities were rated as follows: $1,470.7 million were AAA rated, $25.7 million were AA rated, $60.2 million were A rated, $2.5 million were BBB rated, and $34.2 million were below investment grade. We do not expect any downgrade in the ratings of the securities related to student loans since the underlying collateral of the student loan asset-backed securities is guaranteed by the U.S. Department of Education.

MARKET RISK EXPOSURES AND OFF-BALANCE SHEET ARRANGEMENTS

Our financial position and earnings are subject to various market risks including changes in interest rates, changes in the yield curve, changes in spreads between risk-adjusted and risk-free interest rates, changes in foreign currency rates, changes in used vehicle prices, and equity price risks and issuer defaults. We analyze and manage the risks arising from market exposures of financial instruments, as well as other risks, through an integrated asset/liability management process. Our asset/liability management programs and procedures involve the monitoring of asset and liability durations for various product lines; cash flow testing under various interest rate scenarios; and the continuous rebalancing of assets and liabilities with respect to yield, risk, and cash flow characteristics. These programs also incorporate the use of derivative financial instruments primarily to reduce our exposure to interest rate risk, inflation risk, currency exchange risk, and equity market risk.

The primary focus of our asset/liability program is the management of interest rate risk within the insurance operations. This includes monitoring the duration of both investments and insurance liabilities to maintain an appropriate balance between risk and profitability for each product category, and for us as a whole. It is our policy to maintain asset and liability durations within one-half year of one another, although, from time to time, a broader interval may be allowed.

We are exposed to credit risk within our investment portfolio and through derivative counterparties. Credit risk relates to the uncertainty of an obligor's continued ability to make timely payments in accordance with the contractual terms of the instrument or contract. We manage credit risk through established investment policies which attempt to address quality of obligors and counterparties, credit concentration limits, diversification requirements, and acceptable risk levels under expected and stressed scenarios. Derivative counterparty credit risk is measured as the amount owed to us based upon current market conditions and potential payment obligations between us and our counterparties. We minimize the credit risk in derivative instruments by entering into transactions with high quality counterparties (A-rated or higher at the time we enter into the contract) and we typically maintain collateral support agreements with those counterparties.

Derivative instruments that are used as part of our interest rate risk management strategy include interest rate swaps, interest rate futures, interest rate options, and interest rate swaptions. Our inflation risk management strategy involves the use of swaps that require us to pay a fixed rate and receive a floating rate that is based on changes in the Consumer Price Index ("CPI"). We use foreign currency swaps to manage our exposure to changes in the value of foreign currency denominated stable value contracts. No foreign currency swaps remain outstanding. We also use S&P 500® options to mitigate our exposure to the value of equity indexed annuity contracts.

We have sold credit default protection on liquid traded indices to enhance the return on our investment portfolio. These credit default swaps create credit exposure similar to an investment in publicly-issued fixed maturity cash investments. Outstanding credit default swaps related to the Investment Grade Series 9 Index and have terms to December 2017. Defaults within the Investment Grade Series 9 Index that exceeded the 10% attachment point would require us to perform under the credit default swaps, up to the 15% exhaustion point. The maximum potential amount of future payments (undiscounted) that we could be required to make under the credit derivatives is $25.0 million. As of December 31, 2009, the fair value of the credit derivatives was a liability of $2.2 million.

As a result of the ongoing disruption in the credit markets, the fair value of these derivatives is expected to fluctuate in response to changing market conditions. We believe that the unrealized loss recorded on the $25.0 million notional of credit default swaps is not indicative of the economic value of the investment. We expect the unrealized loss to reverse over the remaining life of the credit default swap portfolio.

Derivative instruments expose us to credit and market risk and could result in material changes from quarter-to-quarter. We minimize our credit risk by entering into transactions with highly rated counterparties. We manage the market risk associated with interest rate and foreign exchange contracts by establishing and monitoring limits as to the types and degrees of risk that may be undertaken. We monitor our use of derivatives in connection with our overall asset/liability management programs and procedures.

We believe our asset/liability management programs and procedures and certain product features provide protection against the effects of changes in interest rates under various scenarios. Additionally, we believe our asset/liability management programs and procedures provide sufficient liquidity to enable us to fulfill our obligation to pay benefits under our various insurance and deposit contracts. However, our asset/liability management programs and procedures incorporate assumptions about the relationship between short-term and long-term interest rates (i.e., the slope of the yield curve), relationships between risk-adjusted and risk-free interest rates, market liquidity, spread movements and other factors, and the effectiveness of our asset/liability management programs and procedures may be negatively affected whenever actual results differ from those assumptions.

The following table sets forth the estimated market values of our fixed maturity investments and mortgage loans resulting from a hypothetical immediate one percentage point increase in interest rates from levels prevailing as of December 31, 2009, and the percent change in market value that the following estimated market values would represent:

As of December 31,	Amount	Percent Change
	(Dollars In Millions)	
2009		
Fixed maturities	$21,654.7	(5.2)%
Mortgage loans	3,938.2	(4.7)
2008		
Fixed maturities	$19,120.1	(4.9)%
Mortgage loans	4,347.7	(4.9)

Estimated market values were derived from the durations of our fixed maturities and mortgage loans. Duration measures the change in market value resulting from a change in interest rates. While these estimated market values provide an indication of how sensitive the market values of our fixed maturities and mortgage loans are to changes in interest rates, they do not represent management's view of future market changes or the potential impact of fluctuations in credit spreads. Actual market results may differ from these estimates.

In the ordinary course of our commercial mortgage lending operations, we will commit to provide a mortgage loan before the property to be mortgaged has been built or acquired. The mortgage loan commitment is a contractual obligation to fund a mortgage loan when called upon by the borrower. The commitment is not recognized in our financial statements until the commitment is actually funded. The mortgage loan commitment contains terms, including the rate of interest, which may be different than prevailing interest rates.

As of December 31, 2009 and 2008, we had outstanding mortgage loan commitments of $175.2 million at an average rate of 6.34%, and $525.2 million at an average rate of 6.43%, respectively, with estimated fair values of $186.3 million and $623.7 million, respectively (using discounted cash flows from the first call date). The following table sets forth the estimated fair value of our mortgage loan commitments resulting from a hypothetical immediate one percentage point increase in interest rate levels prevailing as of December 31, 2009, and the percent change in fair value the following estimated fair values would represent:

As of December 31,	Amount	Percent Change
	(Dollars In Millions)	
2009	$179.1	(3.9)%
2008	597.0	(4.3)

The estimated fair values were derived from the durations of our outstanding mortgage loan commitments. While these estimated fair values provide an indication of how sensitive the fair value of our outstanding commitments are to changes in interest rates, they do not represent management's view of future market changes, and actual market results may differ from these estimates.

As previously discussed, we utilize a risk management strategy that involves the use of derivative financial instruments. Derivative instruments expose us to credit and market risk and could result in material changes from period to period. We minimize our credit risk by entering into transactions with highly rated counterparties. We manage the market risk associated with interest rate and foreign exchange contracts by establishing and monitoring limits as to the types and degrees of risk that may be undertaken. We monitor our use of derivatives in connection with our overall asset/liability management programs and procedures.

As of December 31, 2009, total derivative contracts with a notional amount of $4.9 billion were in a $111.5 million net loss position. As of December 31, 2008, derivative contracts with a notional amount of $1.6 billion were in a $125.1 million net loss position. We recognized losses of $178.0 million, and gains of $116.7 million, and $8.5 million related to derivative financial instruments for the years ended December 31, 2009, 2008, and 2007, respectively.

The following table sets forth the December 31, 2009 and 2008, notional amount and fair value of our interest rate risk related derivative financial instruments and the estimated fair value resulting from a hypothetical immediate plus and minus one percentage point change in interest rates from levels prevailing as of December 31:

	Notional Amount	Fair Value as of December 31,	Fair Value Resulting From an Immediate +/- 1% Change in Interest Rates	
			+1%	−1%
		(Dollars In Millions)		
2009				
Floating to fixed Swaps	$ 703.5	$ (21.9)	$ 5.3	$ (52.3)
Total	$ 703.5	$ (21.9)	$ 5.3	$ (52.3)
2008				
Futures	$ 150.0	$ (3.2)	$ 8.3	$ (15.1)
Fixed to floating Swaps	310.0	2.3	(0.1)	2.3
Floating to fixed Swaps	958.5	(101.1)	(62.1)	(144.6)
Total	$1,418.5	$(102.0)	$(53.9)	$(157.4)

The following table sets forth the December 31, 2009 and 2008, notional amount and fair value of our credit default swaps and the estimated fair value resulting from a hypothetical immediate plus and minus one percentage point change in investment grade and high yield credit spreads from levels prevailing as of December 31:

	Notional Amount	Fair Value as of December 31,	Fair Value Resulting From an Immediate +/- 1% Change in Credit Spreads	
			+1%	−1%
		(Dollars In Millions)		
2009				
Credit default swaps	$25.0	$ (2.2)	$ (2.4)	$ (1.9)
2008				
Credit default swaps	$65.0	$(19.4)	$(20.0)	$(18.8)

Estimated gains and losses were derived using pricing models specific to derivative financial instruments. While these estimated gains and losses provide an indication of how sensitive our derivative financial instruments are to changes in interest rates and credit spreads, they do not represent management's view of future market changes, and actual market results may differ from these estimates.

Our stable value contract and annuity products tend to be more sensitive to market risks than our other products. As such, many of these products contain surrender charges and other features that reward persistency and penalize the early withdrawal of funds. Certain stable value and annuity contracts have market-value adjustments that protect us against investment losses if interest rates are higher at the time of surrender than at the time of issue. Additionally, approximately $3.3 billion of our stable value contracts have no early termination rights.

As of December 31, 2009, we had $3.6 billion of stable value product account balances with an estimated fair value of $3.8 billion (using discounted cash flows), and $9.9 billion of annuity account balances with an estimated fair value of $9.7 billion (using discounted cash flows). As of December 31, 2008, we had $5.0 billion of stable value product account balances with an estimated fair value of $5.1 billion (using discounted cash flows), and $9.4 billion of annuity account balances with an estimated fair value of $9.0 billion (using discounted cash flows).

The following table sets forth the estimated fair values of our stable value and annuity account balances resulting from a hypothetical immediate one percentage point decrease in interest rates from levels prevailing as of December 31, 2009, and the percent change in fair value that the following estimated fair values would represent:

As of December 31,	Amount	Percent Change
	(Dollars In Millions)	
2009		
Stable value product account balances	$3,844.9	2.3%
Annuity account balances	9,751.3	1.0
2008		
Stable value product account balances	$5,211.5	2.1%
Annuity account balances	9,058.7	0.9

Estimated fair values were derived from the durations of our stable value and annuity account balances. While these estimated fair values provide an indication of how sensitive the fair values of our stable value and annuity account balances are to changes in interest rates, they do not represent management's view of future market changes, and actual market results may differ from these estimates.

Certain of our liabilities relate to products whose profitability could be significantly affected by changes in interest rates. In addition to traditional whole life and term insurance, many universal life policies with secondary guarantees that insurance coverage will remain in force (subject to the payment of specified premiums) have such characteristics. These products do not allow us to adjust policyholder premiums after a policy is issued, and most of these products do not have significant account values upon which we credit interest. If interest rates fall, these products could have both decreased interest earnings and increased amortization of deferred acquisition costs, and the converse could occur if interest rates rise.

As of December 31, 2009, we held retained beneficial interests of the commercial mortgage loan securitization completed during 2007 with a fair value of $738.3 million. See Note 10, *Commercial Mortgage Securitizations*, for more information on this commercial mortgage loan securitization we completed during 2007. The sensitivity of the fair value to adverse changes of 10% and 20% in the discount rate is as follows:

	Increase in Discount Rate	
	10%	20%
	(Dollars In Thousands)	
Fair Value Change	$(18,593)	$(49,734)

As of December 31, 2009, we held retained beneficial interests of the commercial mortgage loan securitizations completed during 1996 and 1999 with a fair value of $106.2 million. The sensitivity of the fair value to adverse changes of 10% and 20% in the discount rate is as follows:

	Increase in Discount Rate	
	10%	20%
	(Dollars In Thousands)	
Fair Value Change	$(3,064)	$(5,107)

The sensitivities in the preceding table are hypothetical and should be used with caution. As the amounts indicate, changes in fair value based on variations in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value of an interest that continues to be held is calculated without changing any other assumption. In reality, changes in one factor may result in changes in another, which could magnify or counteract the sensitivities.

RECENTLY ISSUED ACCOUNTING STANDARDS

See Note 2, *Summary of Significant Accounting Policies*, to the Consolidated Financial Statements for information regarding recently issued accounting standards.

RECENT DEVELOPMENTS

In 2009, the NAIC approved regulatory changes that could potentially impact the Company's insurance subsidiaries and their competitors. The NAIC approved an initiative to create a new modeling and assessment process for non-agency residential mortgage-backed securities for calendar year 2009 only. The NAIC approved changes to the measurements used to determine the amount of deferred tax assets ("DTAs") an insurance company may claim as admitted assets on its statutory financial statements. These changes are predicted to have the effect of increasing the amount of DTAs an insurance company may claim as an admitted asset for purposes of insurance company statutory financial statements filed for calendar years 2009 and 2010. The NAIC adopted a modification to the Mortgage Experience Adjustment Factor for calendar year 2009 that will reduce the factor's volatility. A consensus long-term approach for 2010 is being developed by the NAIC. The NAIC adopted modifications to the model regulation permitting the recognition of the preferred mortality table and amendments to the model regulation regarding the valuation of life insurance policies. In some states, changes to state regulation will be required to implement these NAIC amendments to model regulations.

The NAIC adopted a revised version of its Model Standard Valuation Law (the "SVL") that would implement a new principles-based reserving method to life insurance and annuity reserves. The SVL will need to be enacted by state legislatures and a reserving valuation manual will need to be completed before principles-based reserving will be in effect. We cannot provide any assurance as to what impact the adopting of principles-based reserving, if it occurs, will have on our reserve requirements.

IMPACT OF INFLATION

Inflation increases the need for life insurance. Many policyholders who once had adequate insurance programs may increase their life insurance coverage to provide the same relative financial benefit and protection. Higher interest rates may result in higher sales of certain of our investment products.

The higher interest rates that have traditionally accompanied inflation could also affect our operations. Policy loans increase as policy loan interest rates become relatively more attractive. As interest rates increase, disintermediation of stable value and annuity account balances and individual life policy cash values may increase. The market value of our fixed-rate, long-term investments may decrease, we may be unable to implement fully the interest rate reset and call provisions of its mortgage loans, and our ability to make attractive mortgage loans, including participating mortgage loans, may decrease. In addition, participating mortgage loan income may decrease. The difference between the interest rate earned on investments and the interest rate credited to life insurance and investment products may also be adversely affected by rising interest rates.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

The information required by this item is included in Item 7, *Management's Discussion and Analysis of Financial Condition and Results of Operations* and Item 8, *Financial Statements and Supplementary Data*.

Item 8. Financial Statements and Supplementary Data

Index to Consolidated Financial Statements

The following financial statements are located in this report on the pages indicated.

	Page
Consolidated Statements of Income (Loss) for the year ended December 31, 2009, 2008, and 2007	118
Consolidated Balance Sheets as of December 31, 2009 and 2008	119
Consolidated Statements of Shareowners' Equity for the year ended December 31, 2009, 2008, and 2007	121
Consolidated Statements of Cash Flows for the year ended December 31, 2009, 2008, and 2007	123
Notes to Consolidated Financial Statements	124
Report of Independent Registered Public Accounting Firm	197

For supplemental quarterly financial information, please see Note 23, *Consolidated Quarterly Results—Unaudited* of the Notes to Consolidated Financial Statements included herein.

PROTECTIVE LIFE CORPORATION
CONSOLIDATED STATEMENTS OF INCOME (LOSS)

	For The Year Ended December 31,		
	2009	2008	2007
	(Dollars In Thousands, Except Per Share Amounts)		
Revenues			
Premiums and policy fees	$ 2,689,699	$ 2,692,553	$ 2,727,023
Reinsurance ceded	(1,527,053)	(1,582,810)	(1,600,684)
Net of reinsurance ceded	1,162,646	1,109,743	1,126,339
Net investment income	1,665,036	1,675,164	1,675,934
Realized investment (losses) gains:			
Derivative financial instruments	(177,953)	116,657	8,469
All other investments	300,194	(272,694)	8,650
Other-than-temporary impairment losses	(227,770)	(311,798)	(48)
Portion of loss recognized in other comprehensive income (before taxes)	47,725	—	—
Net impairment losses recognized in earnings	(180,045)	(311,798)	(48)
Other income	298,148	188,492	232,357
Total revenues	3,068,026	2,505,564	3,051,701
Benefits and expenses			
Benefits and settlement expenses, net of reinsurance ceded: (2009—$1,419,702; 2008—$1,483,010; 2007—$1,531,556)	1,977,979	1,976,541	1,893,707
Amortization of deferred policy acquisition costs and value of business acquired	345,569	233,742	300,270
Other operating expenses, net of reinsurance ceded: (2009—$209,937; 2008—$217,335; 2007—$272,305)	327,700	370,412	421,636
Total benefits and expenses	2,651,248	2,580,695	2,615,613
Income (loss) before income tax	416,778	(75,131)	436,088
Income tax (benefit) expense			
Current	(49,727)	7,566	(52,337)
Deferred	195,017	(40,842)	198,859
Total income tax (benefit) expense	145,290	(33,276)	146,522
Net income (loss)	$ 271,488	$ (41,855)	$ 289,566
Net income (loss) per share—basic	$ 3.37	$ (0.59)	$ 4.07
Net income (loss) per share—diluted	$ 3.34	$ (0.59)	$ 4.05
Cash dividends paid per share	$ 0.480	$ 0.815	$ 0.890
Average shares outstanding—basic	80,488,694	71,108,961	71,061,152
Average shares outstanding—diluted	81,249,265	71,108,961	71,478,021

See Notes to Consolidated Financial Statements

PROTECTIVE LIFE CORPORATION
CONSOLIDATED BALANCE SHEETS

	As of December 31,	
	2009	2008
	(Dollars In Thousands)	
Assets		
Investments:		
Fixed maturities, at fair market value (amortized cost: 2009—$23,228,317; 2008—$23,091,708)	$22,830,427	$20,098,980
Equity securities, at fair market value (cost: 2009—$280,615; 2008—$358,159)	275,497	302,132
Mortgage loans	3,877,087	3,848,288
Investment real estate, net of accumulated depreciation (2009—$803; 2008—$453)	25,188	14,810
Policy loans	794,276	810,933
Other long-term investments	204,754	432,137
Short-term investments	1,049,609	1,059,506
Total investments	29,056,838	26,566,786
Cash	205,325	149,358
Accrued investment income	285,350	287,543
Accounts and premiums receivable, net of allowance for uncollectible amounts (2009—$5,170; 2008—$5,177)	56,216	55,017
Reinsurance receivables	5,333,401	5,254,788
Deferred policy acquisition costs and value of business acquired	3,663,350	4,200,321
Goodwill	117,856	120,954
Property and equipment, net of accumulated depreciation (2009—$123,709; 2008—$117,948)	37,037	39,707
Other assets	176,303	174,035
Income tax receivable	115,447	73,457
Deferred income tax	—	380,069
Assets related to separate accounts		
Variable annuity	2,948,457	2,027,470
Variable universal life	316,007	242,944
Total Assets	$42,311,587	$39,572,449

See Notes to Consolidated Financial Statements

PROTECTIVE LIFE CORPORATION
CONSOLIDATED BALANCE SHEETS
(continued)

	As of December 31,	
	2009	2008
	(Dollars In Thousands)	
Liabilities		
Policy liabilities and accruals		
Future policy benefits and claims	$17,327,279	$17,008,524
Unearned premiums	1,220,988	1,251,855
Total policy liabilities and accruals	18,548,267	18,260,379
Stable value product account balances	3,581,150	4,960,405
Annuity account balances	9,911,040	9,357,427
Other policyholders' funds	515,078	421,313
Other liabilities	715,110	926,821
Deferred income taxes	553,062	—
Non-recourse funding obligations	575,000	1,375,000
Long-term debt	1,644,852	714,852
Subordinated debt securities	524,743	524,743
Liabilities related to separate accounts		
Variable annuity	2,948,457	2,027,470
Variable universal life	316,007	242,944
Total liabilities	39,832,766	38,811,354
Commitments and contingencies—Note 11		
Shareowners' equity		
Preferred Stock; $1 par value, shares authorized: 4,000,000; Issued: None		
Common Stock, $.50 par value, shares authorized: 2009 and 2008—160,000,000 shares issued: 2009—88,776,960; 2008—73,251,960	44,388	36,626
Additional paid-in-capital	576,887	448,481
Treasury stock, at cost (2009—3,196,157 shares; 2008—3,346,153 shares)	(25,929)	(26,978)
Unallocated stock in Employee Stock Ownership Plan (2009—0 shares; 2008—128,995 shares)	—	(474)
Retained earnings	2,204,644	1,970,496
Accumulated other comprehensive income (loss):		
Net unrealized losses on investments, net of income tax: (2009—$(121,737); 2008—$(863,520))	(225,648)	(1,575,028)
Net unrealized (losses) gains relating to other-than-temporary impaired investments for which a portion has been recognized in earnings, net of income tax: (2009—$(16,704); 2008—$0)	(31,021)	—
Accumulated loss—hedging, net of income tax: (2009—$(10,182); 2008—$(25,980))	(18,327)	(46,762)
Postretirement benefits liability adjustment, net of income tax: (2009—$(24,862); 2008—$(24,374))	(46,173)	(45,266)
Total shareowners' equity	2,478,821	761,095
Total liabilities and shareowners' equity	$42,311,587	$39,572,449

See Notes to Consolidated Financial Statements

PROTECTIVE LIFE CORPORATION
CONSOLIDATED STATEMENTS OF SHAREOWNERS' EQUITY

	Common Stock	Additional Paid-In-Capital	Treasury Stock	Stock Held In Trust	Unallocated Stock in ESOP	Retained Earnings	Net Unrealized Gains/ (Losses) on Investments	Accumulated Gain/ (Loss) Hedging	Minimum Pension Liability Adjustments	Total Share Owners' Equity
	(Dollars In Thousands)									
Balance, December 31, 2006	$36,626	$438,485	$(11,796)	$—	$(1,231)	$1,838,560	$ 41,405	$ (5,954)	$(23,020)	$ 2,313,075
Net income for 2007						289,566				289,566
Change in net unrealized gains/losses on investments (net of income tax—$(46,131))							(82,874)			(82,874)
Reclassification adjustment for amounts included in net income (net of income tax—$(2,154))							(3,870)			(3,870)
Change in accumulated gain (loss) hedging (net of income tax—$(2,650))								(4,778)		(4,778)
Reclassification adjustment for hedging amounts included in net income (net of income tax—$(828))								(1,490)		(1,490)
Change in minimum pension liability adjustment (net of income tax—$(28))									52	52
Comprehensive income for 2006										196,606
Cash dividends ($0.89 per share)						(62,380)				(62,380)
Cumulative effect adjustments						2,145				2,145
Stock-based compensation		5,553	596							6,149
Reissuance of treasury stock to ESOP		727	60		(787)					—
Allocation of stock to employee accounts					1,166					1,166
Balance, December 31, 2007	$36,626	$444,765	$(11,140)	$—	$ (852)	$2,067,891	$ (45,339)	$(12,222)	$(22,968)	$ 2,456,761
Net loss for 2008						(41,855)				(41,855)
Change in net unrealized gains/losses on investments (net of income tax—$(941,799))							(1,721,366)			(1,721,366)
Reclassification adjustment for investment amounts included in net income (net of income tax—$104,955)							191,677			191,677
Change in accumulated gain (loss) hedging (net of income tax—$(20,085))								(36,135)		(36,135)
Reclassification adjustment for hedging amounts included in net income (net of income tax—$877)								1,595		1,595
Change in minimum pension liability adjustment (net of income tax—$(12,007))									(22,298)	(22,298)
Comprehensive loss for 2008										(1,628,382)
Cash dividends ($0.815 per share)						(57,010)				(57,010)
Cumulative effect adjustments						1,470				1,470
Share repurchase			(17,143)							(17,143)
Stock-based compensation		2,189	957							3,146
Reissuance of treasury stock to ESOP		1,527	348		(1,874)					1
Allocation of stock to employee accounts					2,252					2,252
Balance, December 31, 2008	$36,626	$448,481	$(26,978)	$—	$ (474)	$1,970,496	$(1,575,028)	$(46,762)	$(45,266)	$ 761,095

See Notes to Consolidated Financial Statements

PROTECTIVE LIFE CORPORATION
CONSOLIDATED STATEMENTS OF SHAREOWNERS' EQUITY
(continued)

	Common Stock	Additional Paid-In-Capital	Treasury Stock	Unallocated Stock in ESOP	Retained Earnings	Net Unrealized Gains/(Losses) on Investments	Accumulated Gain/(Loss) Hedging	Minimum Pension Liability Adjustments	Total Share owners' Equity
					(Dollars In Thousands)				
Net income for 2009					271,488				271,488
Change in net unrealized gains/losses on investments (net of income tax—$(685,273))						1,245,817			1,245,817
Reclassification adjustment for investment amounts included in net income (net of income tax—$(56,510))						103,563			103,563
Change in net unrealized gains/losses relating to other-than-temporary impaired investments for which a portion has been recognized in earnings (net of income tax $(16,704))						(31,021)			(31,021)
Change in accumulated gain (loss) hedging (net of income tax—$(15,502))							27,904		27,904
Reclassification adjustment for hedging amounts included in net income (net of income tax—$(295))							531		531
Change in minimum pension liability adjustment (net of income tax—$(489))								(907)	(907)
Comprehensive income for 2009									1,617,375
Cash dividends ($0.48 per share)					(37,340)				(37,340)
Cumulative effect adjustments					—				—
Equity offering/Capital paid in	7,762	125,888	—						133,650
Stock-based compensation		2,518	1,049						3,567
Allocation of stock to employee accounts				474					474
Balance, December 31, 2009	$44,388	$576,887	$(25,929)	$—	$2,204,644	$(256,669)	$(18,327)	$(46,173)	$2.478,821

See Notes to Consolidated Financial Statements

PROTECTIVE LIFE CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For The Year Ended December 31,		
	2009	2008	2007
	(Dollars In Thousands)		
Cash flows from operating activities			
Net income (loss)	$ 271,488	$ (41,855)	$ 289,566
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Realized investment losses (gains)	57,804	467,835	(17,071)
Amortization of deferred policy acquisition costs and value of business acquired	345,569	233,742	300,270
Capitalization of deferred policy acquisition costs	(408,001)	(403,364)	(452,434)
Depreciation expense	8,040	10,511	10,980
Deferred income tax	66,651	54,814	173,709
Accrued income tax	(43,015)	91,517	(31,715)
Interest credited to universal life and investment products	993,245	1,043,676	1,010,944
Policy fees assessed on universal life and investment products	(586,842)	(575,128)	(570,420)
Change in reinsurance receivables	(78,613)	(165,688)	(470,978)
Change in accrued investment income and other receivables	994	37,057	99,359
Change in policy liabilities and other policyholders' funds of traditional life and health products	234,773	361,825	418,083
Trading securities:			
Maturities and principal reductions of investments	562,758	460,185	407,971
Sale of investments	908,466	1,790,869	1,842,115
Cost of investments acquired	(856,223)	(1,852,868)	(2,315,951)
Other net change in trading securities	(144,838)	(17,646)	236,893
Change in other liabilities	(98,189)	(68,301)	(26,908)
Other income—surplus note repurchase	(132,262)	—	—
Other, net	88,608	(183,561)	(43,198)
Net cash provided by operating activities	1,190,413	1,243,620	861,215
Cash flows from investing activities			
Investments available-for-sale:			
Maturities and principal reductions of investments	2,394,650	1,878,832	1,378,040
Sale of investments	1,684,820	2,886,728	2,283,659
Cost of investments acquired	(4,513,862)	(5,708,018)	(4,693,821)
Mortgage loans:			
New borrowings	(304,417)	(901,424)	(909,384)
Repayments	263,625	328,476	484,513
Change in investment real estate, net	(3,069)	506	37,348
Change in policy loans, net	16,657	7,347	21,222
Change in other long-term investments, net	(39,994)	(30,764)	(28,165)
Change in short-term investments, net	119,707	(28,562)	(119,911)
Purchase of property and equipment	(8,243)	(5,552)	(14,098)
Sales of property and equipment	—	787	4,094
Net cash used in investing activities	(390,126)	(1,571,644)	(1,556,503)
Cash flows from financing activities			
Borrowings under line of credit arrangements and long-term debt	1,052,000	155,000	248,500
Principal payments on line of credit arrangement and long-term debt	(122,000)	—	(167,780)
Net proceeds from securities sold under repurchase agreements	—	—	(16,949)
Payments on liabilities related to variable interest entities	—	(400,000)	(20,395)
Issuance (repayment) of non-recourse funding obligations	(667,738)	—	950,000
Dividends to shareowners	(37,339)	(57,010)	(62,381)
Issuance of subordinated debt securities	—	—	—
Issuance of common stock	132,575	—	—
Investments product deposits and change in universal life deposits	2,590,081	5,287,343	3,429,793
Investment product withdrawals	(3,675,247)	(4,588,354)	(3,555,442)
Excess tax benefits on stock based compensation	—	—	1,712
Other financing activities, net	(16,652)	(65,749)	(35,134)
Net cash (used in) provided by financing activities	(744,320)	331,230	771,924
Change in cash	55,967	3,206	76,636
Cash at beginning of period	149,358	146,152	69,516
Cash at end of period	$ 205,325	$ 149,358	$ 146,152

See Notes to Consolidated Financial Statements

PROTECTIVE LIFE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. BASIS OF PRESENTATION

Basis of Presentation

Protective Life Corporation is a holding company with subsidiaries that provide financial services through the production, distribution, and administration of insurance and investment products. The Company markets individual life insurance, credit life and disability insurance, guaranteed investment contracts, guaranteed funding agreements, fixed and variable annuities, and extended service contracts throughout the United States. The Company also maintains a separate division devoted to the acquisition of insurance policies from other companies. Founded in 1907, Protective Life Insurance Company ("PLICO") is the Company's largest operating subsidiary.

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). Such accounting principles differ from statutory reporting practices used by insurance companies in reporting to state regulatory authorities (see also Note 19, *Statutory Reporting Practices and Other Regulatory Matters*).

The operating results of companies in the insurance industry have historically been subject to significant fluctuations due to changing competition, economic conditions, interest rates, investment performance, insurance ratings, claims, persistency, and other factors.

Reclassifications

Certain reclassifications have been made in the previously reported financial statements and accompanying notes to make the prior year amounts comparable to those of the current year. Such reclassifications had no effect on previously reported net income or shareowners' equity.

Entities Included

The consolidated financial statements include the accounts of Protective Life Corporation and its affiliate companies in which we hold a majority voting or economic interest. Intercompany balances and transactions have been eliminated.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The most significant estimates include those used in determining deferred policy acquisition costs ("DAC") and amortization periods, goodwill recoverability, value of business acquired ("VOBA"), investment fair values and other-than-temporary impairments, future policy benefits, pension and other postretirement benefits, provision for income taxes, reserves for contingent liabilities, reinsurance risk transfer assessments, and reserves for losses in connection with unresolved legal matters.

Significant Accounting Policies

Valuation of investment securities

The fair value for fixed maturity, short term, and equity securities, is determined by management after considering and evaluating one of three primary sources of information: third party pricing services, independent broker quotations, or pricing matrices. Security pricing is applied using a "waterfall" approach whereby publicly available prices are first sought from third party pricing services, any remaining unpriced securities are submitted to independent brokers for prices, or lastly, securities are priced using a pricing matrix. Typical inputs used by these three pricing methods include, but are not limited to: reported trades, benchmark yields, issuer spreads, bids, offers, and/or estimated cash flows and rates of prepayments. Based on the typical trading volumes and the lack of quoted market prices for fixed maturities, third party pricing services will normally derive the security prices through recent reported trades for identical or similar securities making adjustments through the reporting date based upon available market observable information as outlined above. If there are no recent reported trades, the third party pricing services and brokers may use matrix or model processes to develop a security price where future cash flow expectations are developed based upon collateral performance and discounted at an estimated market rate. Included in the pricing of asset-backed securities ("ABS"), collateralized mortgage obligations ("CMOs"), and mortgage-backed securities ("MBS") are estimates of the rate of future prepayments of principal over the remaining life of the securities. Such estimates are derived based on the characteristics of the underlying structure and rates of prepayments previously experienced at the interest rate levels projected for the underlying collateral. The basis for the cost of securities sold was determined at the Committee on Uniform Securities Identification Procedures ("CUSIP") level. The committee supplies a unique nine-character identification, called a CUSIP number, for each class of security approved for trading in the U.S., to facilitate clearing and settlement. These numbers are used when any buy and sell orders are recorded.

Each quarter the Company reviews investments with unrealized losses and tests for other-than-temporary impairments. The Company analyzes various factors to determine if any specific other-than-temporary asset impairments exist. These include, but are not limited to: 1) actions taken by rating agencies, 2) default by the issuer, 3) the significance of the decline, 4) an assessment of the Company's intent to sell the security (including a more likely than not assessment of whether the Company will be required to sell the security) before recovering the security's amortized cast, 5) the time period during which the decline has occurred, 6) an economic analysis of the issuer's industry, and 7) the financial strength, liquidity, and recoverability of the issuer. Management performs a security by security review each quarter in evaluating the need for any other-than-temporary impairments. Although no set formula is used in this process, the investment performance, collateral position, and continued viability of the issuer are significant measures considered, and in some cases, along with an analysis regarding the Company's expectations for recovery of the security's entire amortized cost basis through the receipt of future cash flows. Once a determination has been made that a specific other-than-temporary impairment exists, the security's basis is adjusted and an other-than-temporary impairment is recognized. Equity securities that are other-than temporarily impaired are written down to fair value with a realized loss recognized in earnings. Other-than-temporary impairments to debt securities that the Company does not intend to sell and does not expect to be required to sell before recovering the security's amortized cost are written down to discounted expected future cash flows ("post impairment cost") and credit losses are recorded in earnings. The difference between the securities' discounted expected future cash flows and the fair value of the securities is recognized in other comprehensive income as a non-credit portion of the recognized other-than-temporary impairment. When calculating the post impairment cost for residential mortgage-backed securities, commercial mortgage-backed securities, and asset-backed securities, the Company considers all known market data related to cash flows to estimate future cash flows. When calculating the post impairment cost for corporate debt securities, the Company considers all contractual cash flows to estimate expected future cash flows. To calculate the post impairment cost, the expected future cash flows are discounted at the original purchase yield. Debt securities that the Company intends to sell or expects to be required to sell before recovery are written down to fair value with the change recognized in earnings.

For the year ended December 31, 2009, the Company recorded other-than-temporary impairments of investments of $180.1 million due to credit-related factors, resulting in a charge to earnings. Additionally, we recognized $47.7 million of non-credit losses in other comprehensive income for the securities where an other-than-temporary impairment was recorded. Other-than-temporary impairments of $311.8 million were recognized for the year ended December 31, 2008. For more information on impairments, refer to Note 4, *Investment Operations*.

Cash

Cash includes all demand deposits reduced by the amount of outstanding checks and drafts. As a result of the Company's cash management system, checks issued but not presented to banks for payment may create negative book cash balances. Such negative balances are included in other liabilities and were $4.3 million and $21.3 million as of December 31, 2009 and 2008, respectively. The Company has deposits with certain financial institutions which exceed federally insured limits. The Company has reviewed the creditworthiness of these financial institutions and believes there is minimal risk of a material loss.

Deferred Policy Acquisition Costs

The costs that vary with and are primarily related to the production of new business are deferred to the extent such costs are deemed recoverable from future profits. Such costs include commissions and other costs of acquiring traditional life and health insurance, credit insurance, universal life insurance, and investment products. DAC are subject to recoverability testing at the end of each accounting period. Traditional life and health insurance acquisition costs are amortized over the premium-payment period of the related policies in proportion to the ratio of annual premium income to the present value of the total anticipated premium income. Credit insurance acquisition costs are being amortized in proportion to earned premium. Acquisition costs for universal life and investment products are amortized over the lives of the policies in relation to the present value of estimated gross profits before amortization.

Based on the Accounting Standards Codification ("ASC" or "Codification") Financial Services-Insurance Topic, the Company makes certain assumptions regarding the mortality, persistency, expenses, and interest rates (equal to the rate used to compute liabilities for future policy benefits, currently 1.5% to 12.0%) the Company expects to experience in future periods. These assumptions are to be best estimates and are periodically updated whenever actual experience and/or expectations for the future change from that assumed. Additionally, using guidance from ASC Investments-Debt and Equity Securities Topic, these costs have been adjusted by an amount equal to the amortization that would have been recorded if unrealized gains or losses on investments associated with our universal life and investment products had been realized. Acquisition costs for stable value contracts are amortized over the term of the contracts using the effective yield method.

Value of Businesses Acquired

In conjunction with the acquisition of a block of insurance policies or investment contracts, a portion of the purchase price is assigned to the right to receive future gross profits from the acquired insurance policies or investment contracts. This intangible asset, called VOBA, represents the actuarially estimated present value of future cash flows from the acquired policies. The Company amortizes VOBA in proportion to gross premiums for traditional life products and in proportion to expected gross profits ("EGPs") for interest sensitive products, including accrued interest credited to account balances of up to approximately 7.75%.

Property and Equipment

The Company reports land, buildings, improvements, and equipment at cost, including interest capitalized during any acquisition or development period, less accumulated depreciation. The Company depreciates its assets using the straight-line method over the estimated useful lives of the assets. The Company's home office building is depreciated over a thirty-nine year useful life, furniture is depreciated over a ten year useful life, office equipment and machines are depreciated over a five year useful life, and software and computers are depreciated over a three year useful life. Major repairs or improvements are capitalized and depreciated over the estimated useful lives of the assets. Other repairs are expensed as incurred. The cost and related accumulated depreciation of property and equipment sold or retired are removed from the accounts, and resulting gains or losses are included in income.

Property and equipment consisted of the following:

	As of December 31,	
	2009	2008
	(Dollars In Thousands)	
Home office building	$ 56,721	$ 56,278
Data processing equipment	52,351	49,368
Other, principally furniture and equipment	51,674	52,009
	160,746	157,655
Accumulated depreciation	(123,709)	(117,948)
	$ 37,037	$ 39,707

Separate Accounts

The separate account assets represent funds for which the Company does not bear the investment risk. These assets are carried at fair value and are equal to the separate account liabilities, which represent the policyholder's equity in those assets. These amounts are reported separately as assets and liabilities related to separate accounts in the accompanying consolidated financial statements. Amounts assessed against policy account balances for the costs of insurance, policy administration, and other services are included in premiums and policy fees in the accompanying Consolidated Statements of Income (Loss).

Stable Value Product Account Balances

The Company sells guaranteed funding agreements ("GFAs") to special purpose entities that in turn issue notes or certificates in smaller, transferable denominations. During 2003, the Company registered a funding agreement-backed notes program with the United States Securities and Exchange Commission (the "SEC"). Through this program, the Company was able to offer notes to both institutional and retail investors. As a result of the strong sales of these notes since their introduction in 2003, the amount available under this program was increased by $4 billion in 2005 through a second registration. In February of 2009, the Company updated the second registration in accordance with applicable SEC rules and such updated registration provides for the sale of the unsold portion of notes previously registered under the program. The segment's funding agreement-backed notes complement the Company's overall asset/ liability management in that the terms of the funding agreements may be tailored to the needs of PLICO as the seller of the funding agreements, as opposed to solely meeting the needs of the buyer.

In addition, the Company markets guaranteed investment contracts ("GICs") to 401(k) and other qualified retirement savings plans, and fixed and floating rate funding agreements to the trustees of municipal bond proceeds, institutional investors, bank trust departments, and money market funds. GICs are contracts that specify a return on deposits for a specified period and often provide flexibility for withdrawals at book value in keeping with the benefits provided by the plan. Stable value product account balances include GICs and funding agreements the Company has issued. As of December 31, 2009 and 2008, the Company had $2.5 billion and $3.1 billion, respectively, of stable value product account balances marketed through structured programs. Most GICs and funding agreements the Company has written have maturities of one to ten years. As of December 31, 2009, future maturities of stable value products, excluding interest, were $1.1 billion in 2010, $1.5 billion in 2011-2012, $0.5 billion in 2013-2014, and $0.5 billion after 2014.

Derivative Financial Instruments

The Company records its derivative instruments on the balance sheet in "other long-term investments" and "other liabilities" in accordance with GAAP which requires that all derivative instruments be recognized in the balance sheet at fair value. The accounting for changes in fair value of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, a company must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, cash flow hedge, or a hedge related to foreign currency exposure. For derivatives that are designated and qualify as cash flow hedges, the effective portion of the gain or loss realized on the derivative instrument is reported as a component of other comprehensive income and reclassified into earnings in the same period during which the hedged transaction impacts earnings. The remaining gain or loss on these derivatives is recognized as ineffective in current earnings during the period of the change. For derivatives that are designated and qualify as fair value hedges, the gain or loss on the derivative instrument as well as the offsetting loss or gain on the hedged item attributable to the hedged risk are recognized in current earnings during the period of change in fair values. Effectiveness of the Company's hedge relationships is assessed on a quarterly basis. The Company accounts for changes in fair values of derivatives that are not part of a qualifying hedge relationship through earnings in the period of change. Changes in the fair value of derivatives that are recognized in current earnings are reported in "realized investment gains (losses)—derivative financial instruments". For additional information, see Note 21, *Derivative Financial Instruments*.

Insurance liabilities and reserves

Establishing an adequate liability for the Company's obligations to policyholders requires the use of certain assumptions. Estimating liabilities for future policy benefits on life and health insurance products requires the use of assumptions relative to future investment yields, mortality, morbidity, persistency, and other assumptions based on the Company's historical experience, modified as necessary to reflect anticipated trends and to include provisions for possible adverse deviation. Determining liabilities for the Company's property and casualty insurance products also requires the use of assumptions, including the projected levels of used vehicle prices, the frequency and severity of claims, and the effectiveness of internal processes designed to reduce the level of claims. The Company's results depend significantly upon the extent to which its actual claims experience is consistent with the assumptions the Company used in determining its reserves and pricing its products. The Company's reserve assumptions and estimates require significant judgment and, therefore, are inherently uncertain. The Company cannot determine with precision the ultimate amounts that it will pay for actual claims or the timing of those payments.

Guaranteed minimum withdrawal benefits

The Company also establishes liabilities for guaranteed minimum withdrawal benefits ("GMWB") on its variable annuity products. GAAP requires the GMWB liability to be marked-to-market using current implied volatilities for the equity indices. The methods used to estimate the liabilities employ assumptions about mortality, lapses, policyholder behavior, equity market returns, interest rates, the Company's nonperformance risk measure, and market volatility. The Company assumes mortality of 65% of the National Association of Insurance Commissioners 1994 Variable Annuity GMDB Mortality Table. Differences between the actual experience and the assumptions used result in variances in profit and could result in losses. In the first quarter of 2009, the assumption for long term volatility used for projection purposes was updated to reflect recent market conditions. During 2009, the liability calculation was also changed to reflect a rate increase for certain GMWB policyholders. As of December 31, 2009, our net GMWB liability held was $13.8 million.

Goodwill

Accounting for goodwill requires an estimate of the future profitability of the associated lines of business to assess the recoverability of the capitalized acquisition goodwill. We evaluate the carrying value of goodwill at the segment (or reporting unit) level at least annually and between annual evaluations if events occur or circumstances change that would more likely than not reduce the fair value of the reporting unit below its carrying amount. Such circumstances could include, but are not limited to: 1) a significant adverse change in legal factors or in business climate, 2) unanticipated competition, or 3) an adverse action or assessment by a regulator. When evaluating whether goodwill is impaired, we compare our estimate of the fair value of the reporting unit to which the goodwill is assigned to the reporting unit's carrying amount, including goodwill. We utilize a fair value measurement (which includes a discounted cash flows analysis) to assess the carrying value of the reporting units in consideration of the recoverability of the goodwill balance assigned to each reporting unit as of the measurement date. Our material goodwill balances are attributable to our operating segments (which are considered to be reporting units). The cash flows used to determine the fair value of our reporting units are dependent on a number of significant assumptions. Our estimates are subject to change given the inherent uncertainty in predicting future results and cash flows, which are impacted by such things as policyholder behavior, competitor pricing, capital limitations, new product introductions, and specific industry and market conditions. Additionally, the discount rate used is based on our judgment of the appropriate rate for each reporting unit based on the relative risk associated with the projected cash flows. As of December 31, 2009 and 2008, we evaluated our goodwill and determined that no adjustment to impair goodwill was necessary. As of December 31, 2009, we had goodwill of $117.9 million.

The Company considers its market capitalization in assessing the reasonableness of the fair values estimated for our reporting units in connection with our goodwill impairment testing. In considering our December 31, 2009 common equity price, which was lower than our book value per share as of December 31, 2009, we noted there are several reasons that would result in our market capitalization being lower than the fair value of our reporting units that are tested for goodwill impairment. Such factors that would not be reflected in the valuation of our reporting units with goodwill include, but are not limited to: potential equity dilution, negative market sentiment, low valuation methodologies, and increased risk premium for holding investments in mortgage-backed securities and commercial mortgage loans. Deterioration of or adverse market conditions for certain businesses may have a significant impact on the fair value of our reporting units. As previously noted, the fair value of the Company's operating segments support the goodwill balance as of December 31, 2009, and the decline in market capitalization below book value during 2009 is not reflective or indicative of a decline in the prescribed and inherent fair values of the Company's operating segments (reporting units) where the material goodwill balances are attributable. As a result, in the Company's view, the decline in market capitalization during 2009 does not invalidate the Company's fair value assessment related to the recoverability of goodwill in its reporting units, and did not result in a triggering or impairment event.

Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Income tax provisions are generally based on income reported for financial statement purposes. Deferred income taxes arise from the recognition of temporary differences between the basis of assets and liabilities determined for financial reporting purposes and the basis determined for income tax purposes. Such temporary differences are principally related to the marking to market value of investment assets, the deferral of policy acquisition costs, and the provision for future policy benefits and expenses.

The Company analyzes whether it needs to establish a valuation allowance on each of its deferred tax assets. In performing this analysis, the Company first considers the need for a valuation allowance on each separate deferred tax asset. Ultimately, it analyzes this need in the aggregate in order to prevent the double-counting of expected future taxable income in each of the foregoing separate analyses.

Policyholder Liabilities, Revenues, and Benefits Expense

Traditional Life, Health, and Credit Insurance Products

Traditional life insurance products consist principally of those products with fixed and guaranteed premiums and benefits, and they include whole life insurance policies, term and term-like life insurance policies, limited payment life insurance policies, and certain annuities with life contingencies. Traditional life insurance premiums are recognized as revenue when due. Health and credit insurance premiums are recognized as revenue over the terms of the policies. Benefits and expenses are associated with earned premiums so that profits are recognized over the life of the contracts. This is accomplished by means of the provision for liabilities for future policy benefits and the amortization of DAC and VOBA. Gross premiums in excess of net premiums related to immediate annuities are deferred and recognized over the life of the policy.

Liabilities for future policy benefits on traditional life insurance products have been computed using a net level method including assumptions as to investment yields, mortality, persistency, and other assumptions based on the Company's experience, modified as necessary to reflect anticipated trends and to include provisions for possible adverse deviation. Reserve investment yield assumptions on December 31, 2009, range from approximately 5.0% to 7.0%. The liability for future policy benefits and claims on traditional life, health, and credit insurance products includes estimated unpaid claims that have been reported to us and claims incurred but not yet reported. Policy claims are charged to expense in the period in which the claims are incurred.

Activity in the liability for unpaid claims for life and health insurance is summarized as follows:

	As of December 31,		
	2009	2008	2007
	(Dollars In Thousands)		
Balance beginning of year	$218,571	$237,669	$167,757
Less: reinsurance	111,451	113,011	59,654
Net balance beginning of year	107,120	124,658	108,103
Incurred related to:			
Current year	471,632	381,146	447,752
Prior year	36,228	50,123	(13,619)
Total incurred	507,860	431,269	434,133
Paid related to:			
Current year	411,898	396,438	360,308
Prior year	52,165	52,289	57,270
Total paid	464,063	448,727	417,578
Other changes:			
Acquisition and reserve transfers	—	(80)	—
Net balance end of year	150,917	107,120	124,658
Add: reinsurance	148,680	111,451	113,011
Balance end of year	$299,597	$218,571	$237,669

Universal Life and Investment Products

Universal life and investment products include universal life insurance, guaranteed investment contracts, guaranteed funding agreements, deferred annuities, and annuities without life contingencies. Premiums and policy fees for universal life and investment products consist of fees that have been assessed against policy account balances for the costs of insurance, policy administration, and surrenders. Such fees are recognized when assessed and earned. Benefit reserves for universal life and investment products represent policy account balances before applicable surrender charges plus certain deferred policy initiation fees that are recognized in income over the term of the policies. Policy benefits and claims that are charged to expense include benefit claims incurred in the period in excess of related policy account balances and interest credited to policy account balances. Interest rates credited to universal life products ranged from 3.0% to 12.6% and investment products ranged from 3.0% to 7.25% in 2009.

The Company's accounting policies with respect to variable universal life and variable annuities are identical except that policy account balances (excluding account balances that earn a fixed rate) are valued at market and reported as components of assets and liabilities related to separate accounts.

The Company establishes liabilities for guaranteed minimum death benefits ("GMDB") on its variable annuity products. The methods used to estimate the liabilities employ assumptions about mortality and the performance of equity markets. The Company assumes mortality of 65% of the National Association of Insurance Commissioners 1994 Variable Annuity GMDB Mortality Table. Future declines in the equity market would increase the Company's GMDB liability. Differences between the actual experience and the assumptions used result in variances in profit and could result in losses. Our GMDB as of December 31, 2009, are subject to a dollar-for-dollar reduction upon withdrawal of related annuity deposits on contracts issued prior to January 1, 2003. As of December 31, 2009, the GMDB liability balance equals zero.

The Company also establishes liabilities for GMWB on its variable annuity products. The methods used to estimate the liabilities employ assumptions, about mortality, lapses, policyholder behavior, equity market returns, interest rates, and market volatility. The Company assumes mortality of 65% of the National Association of Insurance Commissioners 1994 Variable Annuity GMDB Mortality Table. Differences between the actual experience and the assumptions used result in variances in profit and could result in losses. As of December 31, 2009, the GMWB liability balance was $13.8 million.

Property and Casualty Insurance Products

Property and casualty insurance products include service contract business, surety bonds, residual value insurance, guaranteed asset protection ("GAP"), credit-related coverages, and inventory protection products. Premiums for service contracts and GAP products are recognized based on expected claim patterns. For all other products, premiums are generally recognized over the terms of the contract on a pro-rata basis. Fee income from providing administrative services is recognized as earned when the related services are performed. Unearned premium reserves are maintained for the portion of the premiums that is related to the unexpired period of the policy. Benefit reserves are recorded when insured events occur. Benefit reserves include case basis reserves for known but unpaid claims as of the balance sheet date as well as incurred but not reported ("IBNR") reserves for claims where the insured event has occurred but has not been reported to the Company as of the balance sheet date. The case basis reserves and IBNR are calculated based on historical experience and on assumptions relating to claim severity and frequency, the level of used vehicle prices, and other factors. These assumptions are modified as necessary to reflect anticipated trends.

Reinsurance

The Company uses reinsurance extensively in certain of its segments. The following summarizes some of the key aspects of the Company's accounting policies for reinsurance.

Reinsurance Accounting Methodology—The Company accounts for reinsurance under the ASC Financial Services-Insurance Topic.

The Company's traditional life insurance products are subject to requirements under the ASC Financial Services-Insurance Topic and the recognition of the impact of reinsurance costs on the Company's financial statements is in line with the requirements of that standard. Ceded premiums are treated as an offset to direct premium and policy fee revenue and are recognized when due to the assuming company. Ceded claims are treated as an offset to direct benefits and settlement expenses and are recognized when the claim is incurred on a direct basis. Ceded policy reserve changes are also treated as an offset to benefits and settlement expenses and are recognized during the applicable financial reporting period. Expense allowances paid by the assuming companies are treated as an offset to other operating expenses. Since reinsurance treaties typically provide for allowance percentages that decrease over the lifetime of a policy, allowances in excess of the "ultimate" or final level allowance are capitalized. Amortization of capitalized reinsurance expense allowances is treated as an offset to direct amortization of DAC or VOBA. Amortization of deferred expense allowances is calculated as a level percentage of expected premiums in all durations given expected future lapses and mortality and accretion due to interest.

The Company's short duration insurance contracts (primarily issued through the Asset Protection segment) are also subject to requirements under the ASC Financial Services-Insurance Topic and the recognition of the impact of reinsurance costs on the Company's financial statements are in line with the requirements of that standard. Reinsurance allowances include such acquisition costs as commissions and premium taxes. A ceding fee is also collected to cover other administrative costs and profits for the Company. Reinsurance allowances received are capitalized and charged to expense in proportion to premiums earned. Ceded unamortized acquisition costs are netted with direct unamortized acquisition costs in the balance sheet.

The Company's universal life ("UL"), variable universal life, bank-owned life insurance ("BOLI"), and annuity products are subject to requirements under the ASC Financial Services-Insurance Topic and the recognition of the impact of reinsurance costs on the Company's financial statements are in line with the requirements of that standard. Ceded premiums and policy fees reduce premiums and policy fees recognized by the Company. Ceded claims are treated as an offset to direct benefits and settlement expenses and are recognized when the claim is incurred on a direct basis. Ceded policy reserve changes are also treated as an offset to benefits and settlement expenses and are recognized during the applicable valuation period. Commission and expense allowances paid by the assuming companies are treated as an offset to other operating expenses. Since reinsurance treaties typically provide for allowance percentages that decrease over the lifetime of a policy, allowances in excess of the "ultimate" or final level allowance are capitalized. Amortization of capitalized reinsurance expense allowances are amortized based on future expected gross profits. Assumptions regarding mortality, lapses, and interest rates are continuously reviewed and may be periodically changed. These changes will result in "unlocking" that changes the balance in the ceded deferred acquisition cost and can affect the amortization of DAC and VOBA. Ceded unearned revenue liabilities are also amortized based on expected gross profits. Assumptions are based on the best current estimate of expected mortality, lapses and interest spread.

Reinsurance Allowances—The amount and timing of reinsurance allowances (both first year and renewal allowances) are contractually determined by the applicable reinsurance contract and may or may not bear a relationship to the amount and incidence of expenses actually paid by the ceding company. Many of the Company's reinsurance treaties do, in fact, have ultimate renewal allowances that exceed the direct ultimate expenses. Additionally, allowances are intended to reimburse the ceding company for some portion of the ceding company's commissions, expenses, and taxes. As a result, first year expenses paid by the Company may be higher than first year allowances paid by the reinsurer, and reinsurance allowances may be higher in later years than renewal expenses paid by the Company.

The Company recognizes allowances according to the prescribed schedules in the reinsurance contracts, which may or may not bear a relationship to actual expenses incurred by the Company. A portion of these allowances is deferred while the non-deferrable allowances are recognized immediately as a reduction of other operating expenses. The Company's practice is to defer reinsurance allowances in excess of the ultimate allowance. This practice is consistent with the Company's practice of capitalizing direct expenses. While the recognition of reinsurance allowances is consistent with GAAP, in some cases non-deferred reinsurance allowances may exceed non-deferred direct costs, which may cause net other operating expenses to be negative.

Ultimate reinsurance allowances are defined as the lowest allowance percentage paid by the reinsurer in any policy duration over the lifetime of a universal life policy (or through the end of the level term period for a traditional life policy). Ultimate reinsurance allowances are determined by the reinsurer and set by the individual contract of each treaty during the initial negotiation of each such contract. Ultimate reinsurance allowances and other treaty provisions are listed within each treaty and will differ between agreements since each reinsurance contract is a separately negotiated agreement. The Company uses the ultimate reinsurance allowances set by the reinsurers and contained within each treaty agreement to complete its accounting responsibilities.

Amortization of Reinsurance Allowances—Reinsurance allowances do not affect the methodology used to amortize DAC and VOBA, or the period over which such DAC and VOBA are amortized. Reinsurance allowances offset the direct expenses capitalized, reducing the net amount that is capitalized. The amortization pattern varies with changes in estimated gross profits arising from the allowances. DAC and VOBA on traditional life policies are amortized based on the pattern of estimated gross premiums of the policies in force. Reinsurance allowances do not affect the gross premiums, so therefore they do not impact traditional life amortization patterns. DAC and VOBA on universal life products are amortized based on the pattern of estimated gross profits of the policies in force. Reinsurance allowances are considered in the determination of estimated gross profits, and therefore do impact amortization patterns.

Reinsurance Liabilities—Claim liabilities and policy benefits are calculated consistently for all policies in accordance with GAAP, regardless of whether or not the policy is reinsured. Once the claim liabilities and policy benefits for the underlying policies are estimated, the amounts recoverable from the reinsurers are estimated based on a number of factors including the terms of the reinsurance contracts, historical payment patterns of reinsurance partners, and the financial strength and credit worthiness of reinsurance partners. Liabilities for unpaid reinsurance claims are produced from claims and reinsurance system records, which contain the relevant terms of the individual reinsurance contracts. The Company monitors claims due from reinsurers to ensure that balances are settled on a timely basis. Incurred but not reported claims are reviewed by the Company's actuarial staff to ensure that appropriate amounts are ceded.

The Company analyzes and monitors the credit worthiness of each of its reinsurance partners to minimize collection issues. For newly executed reinsurance contracts with reinsurance companies that do not meet predetermined standards, the Company requires collateral such as assets held in trusts or letters of credit.

Components of Reinsurance Cost—The following income statement lines are affected by reinsurance cost:

Premiums and policy fees ("reinsurance ceded" on the Company's financial statements) represent consideration paid to the assuming company for accepting the ceding company's risks. Ceded premiums and policy fees increase reinsurance cost.

Benefits and settlement expenses include incurred claim amounts ceded and changes in policy reserves. Ceded benefits and settlement expenses decrease reinsurance cost.

Amortization of deferred policy acquisition cost and VOBA reflects the amortization of capitalized reinsurance allowances. Ceded amortization decreases reinsurance cost.

Other expenses include reinsurance allowances paid by assuming companies to the Company less amounts capitalized. Non-deferred reinsurance allowances decrease reinsurance cost.

The Company's reinsurance programs do not materially impact the other income line of the Company's income statement. In addition, net investment income generally has no direct impact on the Company's reinsurance cost. However, it should be noted that by ceding business to the assuming companies, the Company forgoes investment income on the reserves ceded to the assuming companies. Conversely, the assuming companies will receive investment income on the reserves assumed which will increase the assuming companies' profitability on business assumed from the Company.

Subsequent Events

The Company has evaluated the effects of events subsequent to December 31, 2009, and through February 26, 2010, the date we filed our consolidated financial statements with the SEC. All accounting and disclosure requirements related to subsequent events are included in our consolidated financial statements.

Accounting Pronouncements Recently Adopted

Accounting Standard Update ("ASU" or "Update") No. 2009-01—Generally Accepted Accounting Principles and Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 168, *The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles* ("SFAS No. 168"). In June of 2009, the FASB issued SFAS No. 168 (effective July 1, 2009) to replace FASB Statement No. 162, *The Hierarchy of Generally Accepted Accounting Principles* ("SFAS No. 162") and authorize the ASC as the new source for authoritative GAAP and ends the practice of FASB issuing standards in the familiar forms. On July 1, 2009, the FASB implemented the ASC as the authoritative source, along with SEC guidance, for GAAP through issuance of ASU 2009-01. The FASB will no longer issue Statements of Financial Accounting Standards, but rather will issue Updates that will provide background information about the amended guidance along with a basis for conclusions regarding the change. These Updates will amend the ASC to reflect the new guidance issued by the FASB. The Company implemented the use of the ASC in the third quarter of 2009. The ASC changed the way the Company will reference authoritative accounting literature in its filings. The recently adopted standards are now part of the ASC. Accounting standards not yet adopted will consist of Updates as well as Statements issued before July 1, 2009, which are not yet effective.

ASU No. 2009-05—Fair Value Measurements and Disclosures—Measuring Liabilities at Fair Value. In August of 2009, FASB issued ASU No. 2009-05—Fair Value Measurements and Disclosures—Measuring Liabilities at Fair Value. This Update provides amendments to Subtopic 820-10, Fair Value Measurements and Disclosures, for the fair value measurement of liabilities. This Update provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using one or more of the following techniques: 1) a valuation technique that uses the quoted price of the identical liability when traded as an asset and/or quoted prices for similar liabilities when traded as assets; 2) another valuation technique that is consistent with the principles of Topic 820. This Update is effective for the Company on September 30, 2009. This Update did not have a material impact on the Company's consolidated results of operations or financial position.

ASU No. 2009-06—Income Taxes—Implementation Guidance on Accounting for Uncertainty in Income Taxes and Disclosure Amendments for Nonpublic Entities. In September of 2009, FASB issued ASU No. 2009-06—Income Taxes—Implementation Guidance on Accounting for Uncertainty in Income Taxes and Disclosure Amendments for Nonpublic Entities. This Update provides implementation guidance related to uncertainty in income tax reporting. This Update is effective for the Company on September 30, 2009. Based on our initial review of the Update, no changes in current practice are required. This Update did not have an impact on the Company's consolidated results of operations or financial position.

ASU No. 2009-12—Fair Value Measurements and Disclosures—Investments in Certain Entities that Calculate Net Asset Value per Share (or its Equivalent). In September of 2009, FASB issued ASU No. 2009-12—Fair Value Measurements and Disclosures—Investments in Certain Entities that Calculate Net Asset Value per Share (or its Equivalent). This Update provides amendments to Subtopic 820-10, Fair Value Measurements and Disclosures, for the fair value measurement of investments in certain entities that calculate net asset value per share (or its equivalent). This Update permits the use of a practical expedient when determining the net asset value. If the practical expedient is used, increased disclosures are required. This Update became effective for the Company as of December 31, 2009. This Update did not have an impact on the Company's consolidated results of operations or financial position.

ASU No. 2010-01—Equity—Accounting for Distributions to Shareholders with Components of Stock and Cash. In January of 2010, FASB issued ASU No. 2010-01—Equity—Accounting for Distributions to Shareholders with Components of Stock and Cash. This Update modifies guidance related to stock dividends. The amendments in this Update affect entities that declare dividends to shareholders that may be paid in cash or shares at the election of the shareholders with a potential limitation on the total amount of cash that all shareholders can elect to receive in the aggregate. Such a scenario is common for real estate investments trusts, but the amendments in this Update apply to other kinds of entities as well. This Update became effective as of December 31, 2009, for the Company. Based on the Company's initial review this Update will not have a material impact on the Company's consolidated results of operations or financial position.

ASU No. 2010-09—Subsequent Events—Amendments to Certain Recognition and Disclosure Requirements. In February of 2010, FASB issued ASU No. 2010-09—Subsequent Events—Amendments to Certain Recognition and Disclosure Requirements, to amend disclosures related to events occurring subsequent to year end. The amendment removes the requirement for an SEC filer to disclose a date through which subsequent events were evaluated in both issued and revised financial statements. Revised financial statements include financial statements revised as a result of either correction of an error or retrospective application of GAAP. Additionally, the FASB clarified that if the financial statements have been revised, then an entity that is not an SEC filer should disclose both the date that the financial statements were issued or available to be issued and the date the revised financial statements were issued or available to be issued. The amendment removes potential conflicts with SEC guidance. The adoption of this guidance did not have a material impact on the Company's consolidated results of operations or financial position.

In December of 2007, the FASB revised the authoritative guidance for business combinations, which establishes principles and requirements for how the acquirer in a business combination (i) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree, (ii) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase, and (iii) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. This guidance impacts the annual goodwill impairment test associated with acquisitions that close both before and after the effective date. This guidance applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The adoption of this guidance did not have an impact to the Company's consolidated results of operations or financial position. The Company will apply this guidance as reflected in the ASC to future business combinations.

In December of 2007, the FASB issued guidance that applies to all entities that prepare consolidated financial statements, except not-for-profit organizations, but will affect only those entities that have an outstanding non-controlling interest in one or more subsidiaries or that deconsolidate a subsidiary. This guidance was effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008 (that was, January 1, 2009, for entities with calendar year-ends). The adoption of this guidance did not have an impact on the Company's consolidated results of operations or financial position.

In March of 2008, the FASB issued guidance that requires enhanced disclosures about how and why an entity uses derivative instruments and how derivative instruments and related hedged items are accounted for under the ASC Derivatives and Hedging Topic. This guidance was effective for fiscal years and interim periods beginning after November 15, 2008. This guidance did not require any changes to current accounting. The Company adopted this guidance on January 1, 2009.

In February of 2008, the FASB issued guidance on accounting for a transfer of a financial asset and a repurchase financing, which is not directly addressed by GAAP. This guidance was effective for fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. The guidance became effective for the Company on January 1, 2009. The Company will apply this guidance to future transfers of financial assets and repurchase financing transactions.

In April of 2008, the FASB issued guidance to improve consistency between the useful life of a recognized intangible asset and the period of expected cash flows used to measure the fair value of the asset. This guidance was effective for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. The guidance became effective for the Company on January 1, 2009. The adoption of this guidance did not have a significant impact on the Company's consolidated results of operations or financial position.

In May of 2008, the FASB issued guidance that requires that an insurance enterprise recognize a claim liability prior to an event of default (insured event) when there is evidence that credit deterioration has occurred in an insured financial obligation. This guidance also clarifies GAAP related to financial guarantee insurance contracts, including the recognition and measurement to be used to account for premium revenue and claim liabilities. It also requires expanded disclosures about financial guarantee insurance contracts. This guidance does not apply to financial guarantee insurance contracts that would be within the scope of the ASC Derivatives and Hedging Topic. This guidance was effective for fiscal years and interim periods beginning after December 15, 2008. The guidance became effective for the Company on January 1, 2009. The adoption of this guidance did not have an impact on the Company's consolidated results of operations or financial position.

In June of 2008, the FASB issued guidance that addresses whether instruments granted in share-based payment transactions are participating securities prior to vesting and, therefore, need to be included in the earnings allocation in computing earnings per share ("EPS") under the two-class method. The guidance became effective for financial statements issued for fiscal years and interim periods beginning January 1, 2009. The adoption of this guidance did not have an impact on the Company's consolidated results of operations or financial position.

In April of 2009, the FASB issued guidance to provide additional information for estimating fair value in accordance with Fair Value Measurements, located within Fair Value Measurements and Disclosures Topic of the ASC, when the volume and level of activity for the asset or liability have significantly decreased. This guidance also includes information on identifying circumstances which indicate that a transaction is not orderly. This guidance was effective for interim and annual reporting periods ending after June 15, 2009, and shall be applied prospectively. Early adoption is permitted for periods ending after March 15, 2009. The Company elected to early adopt the guidance in the first quarter of 2009. The adoption of this guidance did not have a significant impact on the Company's consolidated results of operations or financial position.

In April of 2009, the FASB issued guidance to amend the other-than-temporary impairment guidance in GAAP for debt securities to make the guidance more operational and to improve the presentation and disclosure of other-than-temporary impairments of debt and equity securities in the financial statements. This guidance addresses the timing of impairment recognition and provides greater clarity to investors about the credit and non-credit components of impaired debt securities that are not expected to be sold. Impairments will continue to be measured at fair value with credit losses recognized in earnings and non-credit losses recognized in other comprehensive income. This guidance also requires increased and timelier disclosures regarding measurement techniques, credit losses, and an aging of securities with unrealized losses. This guidance is effective for interim and annual reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009, and the Company elected to early adopt the guidance in the first quarter of 2009. The impact of recording a portion of the other-than-temporary impairments in other comprehensive income (loss) resulted in an increase in net income of $31.0 million, after tax, or $0.38 per share for the year ended December 31, 2009. The adoption of the guidance did not require a cumulative effect adjustment to retained earnings at January 1, 2009, since all other-than-temporary impairments recorded by the Company in prior periods were credit related losses.

In April of 2009, the FASB issued guidance to address concerns for more transparent and timely information in financial reporting by requiring quarterly disclosures about fair value of financial instruments. The guidance relates to fair value disclosures for financial instruments that are not currently reflected on the balance sheet at fair value. This guidance requires qualitative and quantitative information about fair value estimates for all financial instruments not measured at fair value. This guidance became effective for interim and annual reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. The Company adopted this guidance in the second quarter of 2009. The adoption of this guidance did not have an impact on the Company's consolidated results of operations or financial position.

In May of 2009, the FASB issued guidance that establishes general standards of accounting for and disclosures of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. In addition, it provides guidance on the circumstances that require entities to recognize events or transactions that occur after the balance sheet date and the types of disclosures that need to be made about them. This guidance is effective for interim or annual reporting periods ending after June 15, 2009. The guidance became effective for the Company on June 30, 2009. The adoption of this guidance did not have an impact on the Company's consolidated results of operations or financial position.

In December of 2008, the FASB issued guidance that requires additional disclosures related to Postretirement Benefit Plan Assets. This guidance will provide users of financial statements with an understanding of: 1) how investment allocation decisions are made, including the factors that are pertinent to an understanding of investment policies and strategies, 2) the major categories of plan assets, 3) the inputs and valuation techniques used to measure the fair value of plan assets, 4) the effect of fair value measurements using significant unobservable inputs (Level 3) on changes in plan assets for the period, and 5) significant concentrations of risk within plan assets. This guidance does not require any changes to current accounting. The disclosure requirements became effective for the Company for the period ending December 31, 2009. The adoption of this guidance did not have an impact on the Company's consolidated results of operations or financial position.

Accounting Pronouncements Not Yet Adopted

ASU No. 2010-06—Fair Value Measurements and Disclosures—Improving Disclosures about Fair Value Measurements. In January of 2010, FASB issued ASU No. 2010-06—Fair Value Measurements and Disclosures—Improving Disclosures about Fair Value Measurements. This Update provides amendments to Subtopic 820-10 that requires the following new disclosers. 1) Transfers in and out of Levels 1 and 2. A reporting entity should disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers. 2) Activity in Level 3 fair value measurements. In the reconciliation for fair value measurements using significant unobservable inputs (Level 3), a reporting entity should present separately information about purchases, sales, issuances, and settlements (that is, on a gross basis rather than as one net number).

This Update provides amendments to Subtopic 820-10 that clarifies existing disclosures. 1) Level of disaggregation. A reporting entity should provide fair value measurement disclosures for each class of assets and liabilities. 2) Disclosures about inputs and valuation techniques. A reporting entity should provide disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements. Those disclosures are required for fair value measurements that fall in either Level 2 or Level 3. This Update also includes conforming amendments to the guidance on employers' disclosures about postretirement benefit plan assets (Subtopic 715-20). The conforming amendments to Subtopic 715-20 change the terminology from *major categories* of assets to *classes* of assets and provide a cross reference to the guidance in Subtopic 820-10 on how to determine appropriate classes to present fair value disclosures. This Update is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The Company is currently evaluating the impact this Update will have on its consolidated results of operations or financial position.

In June of 2009, the FASB issued guidance related to accounting for transfers of financial assets. This guidance improves the information that a reporting entity provides in its financial reports about a transfer of financial assets; the effects of a transfer on its financial position, financial performance, and cash flows; and a continuing interest in transferred financial assets. This guidance also eliminates the concept of a qualifying special-purpose entity, changes the requirements for the de-recognition of financial assets, and calls upon sellers of the assets to make additional disclosures about them. This guidance is effective for interim or annual reporting periods beginning after November 15, 2009. This guidance will become effective for the Company on January 1, 2010. The Company is currently evaluating the impact this guidance will have on its consolidated results of operations and financial position.

In June of 2009, the FASB issued guidance which amends certain concepts related to variable interest entities. Among other accounting and disclosure requirements, this guidance replaces the quantitative-based risks and rewards calculation for determining which enterprise has a controlling financial interest in a variable interest entity with an approach focused on identifying which enterprise has the power to direct the activities of a variable interest entity and the obligation to absorb losses of the entity or the right to receive benefits from the entity. A company has to determine whether or not it should provide consolidated reporting of an entity based upon the entity's purpose and design and the parent company's ability to direct the entity's actions. This guidance is effective for interim or annual reporting periods beginning after November 15, 2009. This guidance will become effective for the Company on January 1, 2010. The guidance will result in the Company consolidating two special purpose trusts used to securitize commercial mortgage loans. The Company estimates the consolidation of these trusts will result in an increase to consolidated assets and liabilities of amounts between $130 million and $180 million; and an increase in consolidated shareowners' equity of less than $50 million. The Company estimates the change in assets will be a result of increased mortgage loan investments of approximately $1.0 billion with a corresponding decrease of fixed maturity investments of approximately $850 million. The estimated net increase in assets will represent the mortgage loans related to the commercial mortgage-backed securities issued by the trust, but held by third parties. The estimated increase of liabilities primarily represents the amounts owed to the third party holders of the commercial-mortgage backed securities. The estimated increase to shareowners' equity represents the impact, net of tax, resulting from differences in accounting for commercial mortgage-backed securities as compared to mortgage loans.

3. SIGNIFICANT ACQUISITIONS

Chase Insurance Group Acquisition

On July 3, 2006, Protective Life, the Company's largest operating subsidiary, completed the acquisition contemplated by the Stock Purchase Agreement. Pursuant to that agreement with JP Morgan Chase & Co. ("JPMC") and two of its wholly owned subsidiaries (collectively, the "Sellers"), Protective Life and its subsidiary West Coast Life Insurance Company purchased from the Sellers the Chase Insurance Group, which consisted of five insurance companies that manufacture and administer traditional life insurance and annuity products and four related non-insurance companies (which collectively are referred to as the "Chase Insurance Group") for a net purchase price of $873.5 million. The Chase Insurance Group historically was headquartered in Elgin, Illinois, and offered primarily level premium term and other traditional life products, as well as fixed and variable annuity products. The Chase Insurance Group's results of operations were included in the Company's consolidated results of operations beginning July 3, 2006.

This transaction was accounted for under the purchase method of accounting prescribed by guidance on business combinations issued by the FASB. This guidance requires that the total purchase price be allocated to the assets acquired and liabilities assumed based on their fair values at the acquisition date. The allocation of the $873.5 million aggregate purchase price to the specific identifiable tangible and intangible assets and liabilities is as follows:

	Fair Value as of July 3, 2006
	(Dollars In Thousands)
ASSETS	
Investments	$6,784,023
Policy loans	380,608
Cash	392,493
Accrued investment income	88,069
Accounts and premiums receivable, net	14,342
Reinsurance receivable	1,093,633
Value of business acquired	739,856
Goodwill	32,007
Other assets	25,214
Intangible assets	3,200
Deferred tax asset	13,290
Assets related to separate accounts	110,073
Total assets	9,676,808
LIABILITIES	
Policy liabilities and accrual	2,704,790
Annuity account balances	5,528,849
Other policyholders' funds	273,805
Other liabilities	161,309
Accrued income taxes	24,445
Liabilities related to separate accounts	110,073
Total liabilities	8,803,271
NET ASSETS ACQUIRED	$ 873,537

The Chase Insurance Group acquisition was funded through the issuance of $200 million of capital securities (see Note 9, *Debt and Other Obligations*) together with cash. The capital securities will mature and become due and payable, together with any accrued and unpaid interest thereon, on June 30, 2066.

Immediately after the closing of the acquisition, the Company entered into agreements with Commonwealth Annuity and Life Insurance Company (formerly known as Allmerica Financial Life Insurance and Annuity Company) ("CALIC") and Wilton Reassurance Company and Wilton Reinsurance Bermuda Limited (collectively, the "Wilton Re Group"), whereby CALIC reinsured 100% of the variable annuity business of the Chase Insurance Group and the Wilton Re Group reinsured approximately 42% of the other insurance business of the Chase Insurance Group. The Company received aggregate ceding commissions of approximately $330.5 million from these transactions.

The $32.0 million of goodwill was assigned to the Acquisitions Segment. $114.5 million of goodwill is expected to be deductible for tax purposes.

Certain of the reinsurance agreements with CALIC and the Wilton Re Group are in the form of modified coinsurance ("Modco") agreements. Certain of our investments supporting these agreements, consisting of primarily fixed income securities in designated portfolios, are designated as "trading securities" under GAAP. Investment results for these portfolios, including gains and losses from sales, are passed directly to the reinsurers through the contractual terms of the reinsurance arrangements. Trading securities are carried at fair value and changes in fair value are included in net income as realized investment gains/(losses) as they occur. These amounts are substantially offset by changes in the fair value of embedded derivative liabilities associated with the underlying reinsurance arrangements.

Western General Acquisition

On July 14, 2006, the Company completed the acquisition of the vehicle extended service contract business of Western General effective as of July 1, 2006. Western General, headquartered in Calabasas, California, is a provider of vehicle service contracts nationally, focusing primarily on the west coast market. In addition, Western General currently provides extended service contract administration for several automobile manufacturers and provides used car service contracts for a publicly-traded national dealership group.

This transaction was accounted for under the purchase method of accounting. Western General's results of operations are included in our consolidated results of operations beginning July 1, 2006. The purchase price for Western General was $33.0 million and was subject to contingent consideration based on future performance. During 2007, a $4.3 million contingent payment was made related to the purchase of Western General, thereby increasing goodwill.

The fair value of Western General's net assets acquired was $14.2 million. Goodwill of $18.8 million was originally recorded from the excess of purchase price over the fair value of Western General's net assets. This goodwill was allocated to the Asset Protection segment. The Company paid a premium over the fair value of Western General's net assets for a number of potential strategic and financial benefits that are expected to be realized as a result of the acquisition including, but not limited to, the following:

- Expanded distribution network
- Increased geographic presence
- Broader product portfolio in core product lines
- Additional administration capabilities
- Greater size and scale with improved earnings diversification

FASB guidance on business combinations requires that the total purchase price be allocated to the assets acquired and liabilities assumed based on their fair values at the acquisition date. The following table summarizes the fair values of the net assets acquired as of the acquisition date:

	Fair Value as of July 1, 2006
	(Dollars In Thousands)
ASSETS	
Investments	$18,571
Cash	1,873
Accrued investment income	114
Accounts and premiums receivable, net	16,924
Value of business acquired and other intangible assets	12,650
Goodwill	18,813
Property and equipment	450
Other assets	9,990
Income tax receivable	41
Deferred income taxes	2,735
Total assets	82,161
LIABILITIES	
Policy liabilities and accrual	39,596
Other liabilities	9,607
Total liabilities	49,203
NET ASSETS ACQUIRED	$32,958

The $18.8 million of goodwill was assigned to the Asset Protection Segment, and of this amount, approximately $10.4 million is expected to be deductible for tax purposes. During 2007, the goodwill amount was increased to $23.1 million as a result of contingent consideration related to the purchase.

4. INVESTMENT OPERATIONS

Certain reclassifications have been made in the previously reported financial statements and accompanying notes to make the prior year amounts comparable to those of the current year. Such reclassifications had no effect on previously reported net income, shareowners' equity or the totals reflected in the accompanying tables.

Major categories of net investment income are summarized as follows:

	For The Year Ended December 31,		
	2009	2008	2007
	(Dollars In Thousands)		
Fixed maturities	$1,305,738	$1,399,882	$1,312,872
Equity securities	21,700	20,384	3,208
Mortgage loans	249,849	238,112	308,262
Investment real estate	3,666	3,771	3,784
Short-term investments	110,198	36,000	94,299
	1,691,151	1,698,149	1,722,425
Other investment expenses	26,115	22,985	46,491
	$1,665,036	$1,675,164	$1,675,934

Net realized investment gains (losses) for all other investments are summarized as follows:

	For The Year Ended December 31,		
	2009	2008	2007
	(Dollars In Thousands)		
Fixed maturities	$ 5,323	$ 15,104	$ 172
Equity securities	14,312	63	5,900
Impairments on fixed maturity securities	(160,473)	(311,798)	(48)
Impairments on equity securities	(19,572)	—	—
Mark-to-market Modco trading portfolio	285,178	(290,831)	(989)
Mortgage loans and other investments	(4,619)	2,970	3,567
	$ 120,149	$(584,492)	$8,602

For the year ended December 31, 2009, gross realized gains on investments available-for-sale (fixed maturities, equity securities, and short-term investments) were $41.6 million and gross realized losses were $196.2 million, including $174.2 million of impairment losses. For the year ended December 31, 2008, gross realized gains on investments available-for-sale (fixed maturities, equity securities, and short-term investments) were $52.0 million and gross realized losses were $328.9 million, including $292.1 million of impairment losses. For the year ended December 31, 2007, gross realized gains on investments available-for-sale (fixed maturities, equity securities, and short-term investments) were $18.4 million and gross realized losses were $12.3 million.

For the year ended December 31, 2009, the Company sold securities in an unrealized gain position with a market value (proceeds) of $2.2 billion. The gain realized on the sale of these securities was $41.6 million.

For the year ended December 31, 2009, the Company sold securities in an unrealized loss position with a market value (proceeds) of $302.1 million. The loss realized on the sale of these securities was $22.0 million.

The amortized cost and estimated market value of the Company's investments classified as available-for-sale as of December 31, are as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Market Value
		(Dollars In Thousands)		
2009				
Fixed maturities:				
Bonds				
Residential mortgage-backed securities	$ 3,768,273	$ 30,563	$ (428,125)	$ 3,370,711
Commercial mortgage-backed securities	1,014,077	65,584	(91,640)	988,021
Asset-backed securities	1,140,355	596	(86,224)	1,054,727
U.S. government-related securities	491,157	1,472	(3,027)	489,602
Other government-related securities	403,173	3,807	(609)	406,371
States, municipals, and political subdivisions	351,151	5,744	(6,177)	350,718
Corporate bonds	13,103,729	528,505	(418,359)	13,213,875
	20,271,915	636,271	(1,034,161)	19,874,025
Equity securities	277,403	3,924	(9,042)	272,285
Short-term investments	798,814	—	—	798,814
	$21,348,132	$640,195	$(1,043,203)	$20,945,124
2008				
Fixed maturities:				
Bonds				
Residential mortgage-backed securities	$ 4,940,203	$ 15,600	$ (796,870)	$ 4,158,933
Commercial mortgage-backed securities	1,105,747	27,153	(111,817)	1,021,083
Asset-backed securities	1,179,995	257	(108,490)	1,071,762
U.S. government-related securities	89,890	3,569	(1,526)	91,933
Other government-related securities	208	11	(2)	217
States, municipals, and political subdivisions	28,621	1,385	(198)	29,808
Corporate bonds	12,510,587	80,241	(2,102,078)	10,488,750
	19,855,251	128,216	(3,120,981)	16,862,486
Equity securities	355,586	4,362	(60,353)	299,595
Short-term investments	979,140	—	—	979,140
	$21,189,977	$132,578	$(3,181,334)	$18,141,221

As of December 31, 2009 and 2008, the Company had an additional $2.9 billion and $3.2 billion, respectively, of fixed maturities, $3.2 million and $2.4 million, respectively, of equities, and $250.8 million and $80.4 million, respectively, of short-term investments classified as trading securities.

The amortized cost and estimated market value of available-for-sale fixed maturities as of December 31, 2009, by expected maturity, are shown below. Expected maturities of securities without a single maturity date are allocated based on estimated rates of prepayment that may differ from actual rates of prepayment.

	Estimated Amortized Cost	Estimated Fair Market Value
	(Dollars In Thousands)	
Due in one year or less	$ 864,678	$ 860,132
Due after one year through five years	6,559,634	6,345,518
Due after five years through ten years	4,037,234	4,125,941
Due after ten years	8,810,369	8,542,434
	$20,271,915	$19,874,025

Each quarter the Company reviews investments with unrealized losses and tests for other-than-temporary impairments. The Company analyzes various factors to determine if any specific other-than-temporary asset impairments exist. These include, but are not limited to: 1) actions taken by rating agencies, 2) default by the issuer, 3) the significance of the decline, 4) an assessment of the Company's intent to sell the security (including a more likely than not assessment of whether the Company will be required to sell the security) before recovering the security's amortized cast, 5) the time period during which the decline has occurred, 6) an economic analysis of the issuer's industry, and 7) the financial strength, liquidity, and recoverability of the issuer. Management performs a security by security review each quarter in evaluating the need for any other-than-temporary impairments. Although no set formula is used in this process, the investment performance, collateral position, and continued viability of the issuer are significant measures considered, and in some cases, along with an analysis regarding the Company's expectations for recovery of the security's entire amortized cost basis through the receipt of future cash flows. Once a determination has been made that a specific other-than-temporary impairment exists, the security's basis is adjusted and an other-than-temporary impairment is recognized. Equity securities that are other-than temporarily impaired are written down to fair value with a realized loss recognized in earnings. Other-than-temporary impairments to debt securities that the Company does not intend to sell and does not expect to be required to sell before recovering the security's amortized cost are written down to discounted expected future cash flows ("post impairment cost") and credit losses are recorded in earnings. The difference between the securities' discounted expected future cash flows and the fair value of the securities is recognized in other comprehensive income as a non-credit portion of the recognized other-than-temporary impairment. When calculating the post impairment cost for residential mortgage-backed securities, commercial mortgage-backed securities, and asset-backed securities, the Company considers all known market data related to cash flows to estimate future cash flows. When calculating the post impairment cost for corporate debt securities, the Company considers all contractual cash flows to estimate expected future cash flows. To calculate the post impairment cost, the expected future cash flows are discounted at the original purchase yield. Debt securities that the Company intends to sell or expects to be required to sell before recovery are written down to fair value with the change recognized in earnings.

During the year ended December 31, 2009, the Company recorded other-than-temporary impairments of investments of $227.8 million. Of the $227.8 million of impairments for the year ended December 31, 2009, $180.1 million was recorded in earnings and $47.7 million was recorded in other comprehensive income (loss). For the year ended December 31, 2009, there was $19.6 million of other-than-temporary impairments related to equity securities and $208.2 million of other-than-temporary impairments related to debt securities.

For the year ended December 31, 2009, other-than-temporary impairments related to debt securities that the Company does not intend to sell and does not expect to be required to sell prior to recovering amortized cost were $177.8 million, with $130.1 million of credit losses recorded on debt securities in earnings and $47.7 million of non-credit losses recorded in other comprehensive income (loss). During the same period, other-than-temporary impairments related to debt securities that the Company intends to sell or expects to be required to sell were $30.4 million and were recorded in earnings.

The following chart is a rollforward of credit losses for the year ended December 31, 2009 on debt securities held by the Company for which a portion of an other-than-temporary impairment was recognized in other comprehensive income (loss):

	For The Year Ended December 31, 2009
	(Dollars In Thousands)
Beginning balance	$ —
Additions for newly impaired securities	80,205
Additions for previously impaired securities	7,136
Reductions for previously impaired securities due to a change in expected cash flows	(32,451)
Reductions for previously impaired securities that were sold in the current period	(29,687)
Other	(127)
Ending balance	$ 25,076

The following table includes the Company's investments' gross unrealized losses and fair value that are not deemed to be other-than-temporarily impaired, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position as of December 31, 2009:

	Less Than 12 Months		12 Months or More		Total	
	Market Value	Unrealized Loss	Market Value	Unrealized Loss	Market Value	Unrealized Loss
	(Dollars In Thousands)					
Residential mortgage-backed securities	$ 338,571	$ (9,796)	$2,346,349	$(418,329)	$2,684,920	$ (428,125)
Commercial mortgage-backed securities	2,136	(429)	187,515	(91,211)	189,651	(91,640)
Asset-backed securities	81,331	(2,272)	802,799	(83,952)	884,130	(86,224)
U.S. government-related securities	278,003	(3,023)	54	(4)	278,057	(3,027)
Other government-related securities	161,276	(609)	—	—	161,276	(609)
States, municipalities, and political subdivisions	188,322	(6,140)	456	(37)	188,778	(6,177)
Corporate bonds	1,360,916	(41,268)	3,139,482	(377,091)	4,500,398	(418,359)
Equities	15,148	(882)	88,516	(8,160)	103,664	(9,042)
	$2,425,703	$(64,419)	$6,565,171	$(978,784)	$8,990,874	$(1,043,203)

The residential mortgage-backed securities have a gross unrealized loss greater than 12 months of $418.3 million as of December 31, 2009. These losses relate to a widening in spreads as a result of continued weakness in the residential housing market. Factors such as the credit enhancement within the deal structure, the average life of the securities, and the performance of the underlying collateral support the recoverability of the investments.

For commercial mortgage-backed securities in an unrealized loss position for greater than 12 months, $90.4 million of the total $91.2 million unrealized loss relates to securities issued in Company-sponsored commercial loan securitizations. These losses relate primarily to market illiquidity as opposed to underlying credit concerns. Factors such as credit enhancements within the deal structures and the underlying collateral performance and characteristics support the recoverability of the investments.

The corporate bonds category has gross unrealized losses greater than 12 months of $377.1 million as of December 31, 2009. These losses relate primarily to fluctuations in credit spreads. The aggregate decline in market value of these securities was deemed temporary due to positive factors supporting the recoverability of the respective investments. Positive factors considered include credit ratings, the financial health of the issuer, the continued access of the issuer to capital markets, and other pertinent information including the Company's ability and intent to hold these securities to recovery.

The Company does not consider these unrealized loss positions to be other-than-temporary, based on the factors discussed and because the Company has the ability and intent to hold equity investments until the fair values recover, and does not intend to sell or expect to be required to sell the securities before recovering the Company's amortized cost of debt securities.

The following table includes the Company's investments' gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position as of December 31, 2008:

	Less Than 12 Months		12 Months or More		Total	
	Market Value	Unrealized Loss	Market Value	Unrealized Loss	Market Value	Unrealized Loss
			(Dollars In Thousands)			
Residential mortgage-backed securities	$ 3,255,945	$ (698,233)	$ 231,532	$ (98,637)	$ 3,487,477	$ (796,870)
Commercial mortgage-backed securities	218,965	(40,892)	655,282	(70,925)	874,247	(111,817)
Asset-backed securities	958,778	(99,602)	101,903	(8,889)	1,060,681	(108,491)
U.S. government-related securities	17,205	(1,527)	—	—	17,205	(1,527)
Other government-related securities	18	(1)	—	—	18	(1)
States, municipalities, and political subdivisions	1,575	(130)	453	(68)	2,028	(198)
Corporate bonds	5,858,866	(1,013,906)	2,751,572	(1,088,171)	8,610,438	(2,102,077)
Equities	153,469	(59,498)	1,055	(855)	154,524	(60,353)
	$10,464,821	$(1,913,789)	$3,741,797	$(1,267,545)	$14,206,618	$(3,181,334)

For commercial mortgage-backed securities in an unrealized loss position for greater than 12 months, the total $70.9 million unrealized loss relates to securities issued in Company-sponsored commercial loan securitizations. These losses relate primarily to market illiquidity as opposed to underlying credit concerns. Factors such as credit enhancements within the deal structures and the underlying collateral performance/ characteristics support the recoverability of the investments. The corporate bonds category has gross unrealized losses greater than 12 months of $1.1 billion as of December 31, 2008. These losses relate primarily to the widening of credit spreads and fluctuations in treasury rates. The aggregate decline in market value of these securities was deemed temporary due to positive factors supporting the recoverability of the respective investments. Positive factors considered include credit ratings, the financial health of the investee, the continued access of the investee to capital markets, and other pertinent information including our ability and intent to hold these securities to recovery. The Company does not consider these unrealized loss positions to be other-than-temporary, based on the factors discussed and because the Company has the ability and intent to hold these investments until maturity or until the fair values of the investments have recovered.

As of December 31, 2009, the Company had bonds in our available-for-sale portfolio, which were rated below investment grade of $2.7 billion and had an amortized cost of $3.3 billion. In addition, included in our trading portfolio, the Company held $362.7 million of securities which were rated below investment grade. As of December 31, 2009, approximately $30.5 million of the bonds rated below investment grade were securities issued in Company-sponsored commercial mortgage loan securitizations. Approximately $580.2 million of the below investment grade bonds were not publicly traded.

The change in unrealized gains (losses), net of income tax, on fixed maturity and equity securities, classified as available-for-sale is summarized as follows:

	For The Year Ended December 31,		
	2009	2008	2007
	(Dollars In Thousands)		
Fixed maturities	$1,686,669	$(1,906,455)	$(122,077)
Equity securities	33,067	(39,413)	(1,448)

Certain investments, consisting of fixed maturities, equities, and investment real estate, with a carrying value of $9.7 million were non-income producing for the year ended December 31, 2009.

Included in the Company's invested assets are $794.3 million of policy loans as of December 31, 2009. The interest rates on standard policy loans range from 3.0% to 8.0%. The collateral loans on life insurance policies have an interest rate of 13.64%

Securities Lending

The Company participates in securities lending, primarily as an investment yield enhancement, whereby securities that are held as investments are loaned to third parties for short periods of time. The Company requires collateral of 102% of the market value of the loaned securities to be separately maintained. The loaned securities' market value is monitored on a daily basis. As of December 31, 2009, securities with a market value of $108.4 million were loaned under this program. As collateral for the loaned securities, the Company receives short-term investments, which are recorded in "short-term investments" with a corresponding liability recorded in "other liabilities" to account for its obligation to return the collateral. As of December 31, 2009, the fair market value of the collateral related to this program was $107.6 million, and the Company has an obligation to return $112.0 million of collateral to the securities borrower.

Mortgage Loans

As of December 31, 2009, all of the Company's mortgage loans were commercial loans of which 64.5% were retail, 14.4% were office buildings, 11.3% were apartments, 7.4% were warehouses, and 2.4% were other. The Company specializes in originating mortgage loans on either credit-oriented or credit-anchored commercial properties. No single tenant's leased space represents more than 2.6% of mortgage loans. Approximately 75.8% of the mortgage loans are on properties located in the following states:

State	Percentage of Mortgage Loans on Real Estate
Texas	13.1%
Georgia	10.7
Tennessee	8.1
Alabama	7.9
Florida	5.7
South Carolina	5.6
Ohio	4.9
Utah	4.2
North Carolina	4.2
Indiana	3.5
Michigan	2.9
Mississippi	2.5
Pennsylvania	2.5
	75.8%

During 2009, the Company funded approximately $233.0 million of new loans, with an average loan size of $5.7 million. The average size mortgage loan in the portfolio as of December 31, 2009 was $2.5 million, and the weighted-average interest rate was 6.24%. The largest single mortgage loan was $34.4 million.

Many of the mortgage loans have call provisions between 3 and 10 years. Assuming the loans are called at their next call dates, approximately $98.8 million would become due in 2010, $933.9 million in 2011 through 2015, $796.9 million in 2016 through 2020, and $281.4 million thereafter.

The Company offers a type of commercial mortgage loan under which it will permit a slightly higher loan-to-value ratio in exchange for a participating interest in the cash flows from the underlying real estate. As of December 31, 2009 and 2008, approximately $808.6 million and $746.2 million, respectively, of the Company's mortgage loans have this participation feature.

As of December 31, 2009 and 2008, the Company's problem mortgage loans and foreclosed properties were $23.1 million and $15.2 million, respectively. Since our mortgage loans are collateralized by real estate, any assessment of impairment is based upon the estimated fair value of the real estate. As of December 31, 2009 and 2008, the Company had an allowance for mortgage loan credit losses of $1.7 million and $2.2 million, respectively. This allowance is calculated through analysis of specific loans that are believed to be at a higher risk of becoming impaired in the near future.

5. DEFERRED POLICY ACQUISITION COSTS AND VALUE OF BUSINESS ACQUIRED

Deferred policy acquisition costs

The balances and changes in DAC are as follows:

	For The Year Ended December 31,	
	2009	2008
	(Dollars In Thousands)	
Balance, beginning of period	$3,221,064	$2,311,538
Capitalization of commissions, sales, and issue expenses	405,670	403,609
Amortization	(307,051)	(187,496)
Change in unrealized investment gains and losses	(599,402)	630,205
Reclass of VOBA	—	44,738
Other	—	18,470
Balance, end of period	$2,720,281	$3,221,064

Value of business acquired

The balances and changes in VOBA are as follows:

	For The Year Ended December 31,	
	2009	2008
	(Dollars In Thousands)	
Balance, beginning of period	$979,257	$1,088,955
Acquisitions	—	353
Amortization	(36,188)	(65,313)
Reclass of VOBA	—	(44,738)
Balance, end of period	$943,069	$ 979,257

The expected amortization of VOBA for the next five years is as follows:

Years	Expected Amortization
	(Dollars In Thousands)
2010	$81,278
2011	75,127
2012	69,749
2013	64,334
2014	60,724

6. GOODWILL

The changes in the carrying amount of goodwill by segment are as follows:

	Life Marketing	Acquisitions	Asset Protection	Corporate and Other	Total Consolidated
			(Dollars In Thousands)		
Balance as of December 31, 2007	$10,192	$44,741	$62,350	$83	$117,366
Contingent payment related to prior acquisition	—	—	612	—	612
Purchase price adjustments	—	7,446	—	—	7,446
Sale of Gulfco Life	—	—	(291)	—	(291)
Tax benefit of excess tax goodwill	—	(4,179)	—	—	(4,179)
Balance as of December 31, 2008	10,192	48,008	62,671	83	120,954
Tax benefit of excess tax goodwill	—	(3,098)	—	—	(3,098)
Balance as of December 31, 2009	$10,192	$44,910	$62,671	$83	$117,856

During the year ended December 31, 2009, the Company decreased its goodwill balance by approximately $3.1 million. The decrease was due to an adjustment in the Acquisitions segment related to tax benefits realized during 2009 on the portion of tax goodwill in excess of GAAP basis goodwill. As of December 31, 2009, the Company had an aggregate goodwill balance of $117.9 million.

During the year ended December 31, 2008, the Company increased its goodwill balance by approximately $3.6 million. The increase was due to an increase of $3.3 million in the Acquisitions segment and a $0.3 million increase in the Asset Protection segment. The Acquisitions segment increase reflects the net of a purchase accounting adjustment, which was partially offset by an adjustment related to tax benefits realized during 2008 on the portion of tax goodwill in excess of GAAP basis goodwill. The Asset Protection segment increased by $0.6 million due to a contingent consideration related to the Western General acquisition. This increase was partially offset by a decrease of $0.3 million due to the sale of a small insurance subsidiary during the first quarter of 2008. As of December 31, 2008, the Company had an aggregate goodwill balance of $121.0 million.

Accounting for goodwill requires an estimate of the future profitability of the associated lines of business to assess the recoverability of the capitalized acquisition goodwill. We evaluate the carrying value of goodwill at the segment (or reporting unit) level at least annually and between annual evaluations if events occur or circumstances change that would more likely than not reduce the fair value of the reporting unit below its carrying amount. Such circumstances could include, but are not limited to: 1) a significant adverse change in legal factors or in business climate, 2) unanticipated competition, or 3) an adverse action or assessment by a regulator. When evaluating whether goodwill is impaired, we compare our estimate of the fair value of the reporting unit to which the goodwill is assigned to the reporting unit's carrying amount, including goodwill. The Company utilizes a fair value measurement (which includes a discounted cash flows analysis) to assess the carrying value of the reporting units in consideration of the recoverability of the goodwill balance assigned to each reporting unit as of the measurement date. Our material goodwill balances are attributable to our operating segments (which are considered to be reporting units). The cash flows used to determine the fair value of our reporting units are dependent on a number of significant assumptions. Our estimates are subject to change given the inherent uncertainty in predicting future results and cash flows, which are impacted by such things as policyholder behavior, competitor pricing, capital limitations, new product introductions, and specific industry and market conditions. Additionally, the discount rate used is based on our judgment of the appropriate rate for each reporting unit based on the relative risk associated with the projected cash flows. As of December 31, 2009 and 2008, we evaluated our goodwill and determined that no adjustment to impair goodwill was necessary. As of December 31, 2009, we had goodwill of $117.9 million.

We consider our market capitalization in assessing the reasonableness of the fair values estimated for our reporting units in connection with our goodwill impairment testing. In considering our December 31, 2009 common equity price, which was lower than our book value per share as of December 31, 2009, we noted there are several reasons that would result in our market capitalization being lower than the fair value of our reporting units that are tested for goodwill impairment. Such factors that would not be reflected in the valuation of our reporting units with goodwill include, but are not limited to: potential equity dilution; negative market sentiment, low valuation methodologies, and increased risk premium for holding investments in mortgage-backed securities and commercial mortgage loans. Deterioration of or adverse market conditions for certain businesses may have a significant impact on the fair value of our reporting units. As previously noted, the fair value of the Company's operating segments support the goodwill balance as of December 31, 2009, and the decline in market capitalization below book value during 2009 is not reflective or indicative of a decline in the prescribed and inherent fair values of the Company's operating segments (reporting units) where the material goodwill balances are attributable. As a result, in the Company's view, the decline in market capitalization during 2009 does not invalidate the Company's fair value assessment related to the recoverability of goodwill in its reporting units, and did not result in a triggering or impairment event.

7. CERTAIN NONTRADITIONAL LONG-DURATION CONTRACTS

In July 2003, the FASB issued guidance that related to the establishment of reserves for benefit guarantees provided under certain long-duration contracts, as well as the accounting for mortality benefits provided in certain universal life products. In addition, it addresses the capitalization and amortization of sales inducements to contract holders.

The Company issues variable universal life and variable annuity products through its separate accounts for which investment income and investment gains and losses accrue directly to, and investment risk is borne by, the contract holder. The Company also offers, for our variable annuity products, various account value guarantees upon death. The most significant of these guarantees involve a) return of the highest anniversary date account value, or b) return of the greater of the highest anniversary date account value or the last anniversary date account value compounded at 5% interest or c) return of premium. The GMDB reserve is calculated by applying a benefit ratio, equal to the present value of total expected GMDB claims divided by the present value of total expected contract assessments, to cumulative contract assessments. This amount is then adjusted by the amount of cumulative GMDB claims paid and accrued interest. Assumptions used in the calculation of the GMDB reserve were as follows: mean investment performance of 8.5%, mortality at 65% of the National Association of Insurance Commissioners 1994 Variable Annuity GMDB Mortality Table, lapse rates ranging from 2%—30% (depending on product type and duration), and an average discount rate of 6.5%. Changes in the GMDB reserve are included in benefits and settlement expenses in the accompanying Consolidated Statements of Income (Loss).

The variable annuity separate account balances subject to GMDB were $2.8 billion as of December 31, 2009. The total guaranteed amount payable based on variable annuity account balances as of December 31, 2009, was $411.9 million (including $394.0 million in the Annuities segment and $17.9 million in the Acquisitions segment), with a GMDB reserve of $0.3 million in the Acquisitions segment. These amounts exclude the variable annuity business of the Chase Insurance Group which has been 100% reinsured to CALIC, under a Modco agreement. The guaranteed amount payable associated with these annuities was $57.0 million and is included in the Acquisitions segment. The average attained age of contract holders as of December 31, 2009, was 62. Activity relating to GMDB reserves (excluding those 100% reinsured under the Modco agreement) is as follows:

	For The Year Ended December 31,		
	2009	2008	2007
	(Dollars In Thousands)		
Beginning balance	$ 1,205	$ 598	$2,151
Incurred guarantee benefits	10,193	5,573	27
Less: Paid guarantee benefits	11,056	4,966	1,580
Ending balance	$ 342	$1,205	$ 598

Account balances of variable annuities with guarantees invested in variable annuity separate accounts are as follows:

	As of December 31,	
	2009	2008
	(Dollars In Thousands)	
Equity mutual funds	$2,191,851	$1,511,867
Fixed income mutual funds	616,272	509,948
Total	$2,808,123	$2,021,815

Certain of the Company's fixed annuities and universal life products have a sales inducement in the form of a retroactive interest credit ("RIC"). In addition, certain annuity contracts provide a sales inducement in the form of a bonus interest credit. The Company maintains a reserve for all interest credits earned to date. The Company defers the expense associated with the RIC and bonus interest credits each period and amortizes these costs in a manner similar to that used for DAC.

Activity in the Company's deferred sales inducement asset was as follows:

	For The Year Ended December 31,		
	2009	2008	2007
	(Dollars In Thousands)		
Deferred asset, beginning of period	$ 99,132	$ 67,736	$ 59,040
Amounts deferred	24,506	45,005	23,514
Amortization	(7,340)	(13,609)	(14,818)
Deferred asset, end of period	$116,298	$ 99,132	$ 67,736

8. REINSURANCE

The Company reinsures certain of its risks with (cedes), and assumes risks from, other insurers under yearly renewable term, coinsurance, and modified coinsurance agreements. Under yearly renewable term agreements, the Company reinsures only the mortality risk, while under coinsurance the Company reinsures a proportionate share of all risks arising under the reinsured policy. Under coinsurance, the reinsurer receives a proportionate share of the premiums less commissions and is liable for a corresponding share of all benefit payments. Modified coinsurance is accounted for similar to coinsurance except that the liability for future policy benefits is held by the ceding company, and settlements are made on a net basis between the companies.

Reinsurance ceded arrangements do not discharge the Company as the primary insurer. Ceded balances would represent a liability of the Company in the event the reinsurers were unable to meet their obligations to us under the terms of the reinsurance agreements. The Company continues to monitor the consolidation of reinsurers and the concentration of credit risk the Company has with any reinsurer, as well as the financial condition of its reinsurers. As of December 31, 2009, the Company had reinsured approximately 66% of the face value of its life insurance in-force. The Company has reinsured approximately 29% of the face value of its life insurance in-force with the following three reinsurers:

- Security Life of Denver Insurance Co. (currently administered by Hanover Re)
- Swiss Re Life & Health America Inc.
- Lincoln National Life Insurance Co. (currently administered by Swiss Re Life & Health America Inc.)

The Company has not experienced any credit losses for the years ended December 31, 2009, 2008, or 2007 related to these reinsurers. The Company has set limits on the amount of insurance retained on the life of any one person. In 2005, the Company increased its retention for certain newly issued traditional life products from $500,000 to $1,000,000 on any one life. The Company's maximum retention for newly issued universal life products is $1,000,000. During 2008, the Company increased its retention limit to $2,000,000 on certain of its traditional and universal life products.

Reinsurance premiums, commissions, expense reimbursements, benefits, and reserves related to reinsured long-duration contracts are accounted for over the life of the underlying reinsured contracts using assumptions consistent with those used to account for the underlying contracts. The cost of reinsurance related to short-duration contracts is accounted for over the reinsurance contract period. Amounts recoverable from reinsurers, for both short-and long-duration reinsurance arrangements, are estimated in a manner consistent with the claim liabilities and policy benefits associated with reinsured policies.

The following table presents the net life insurance in-force:

	As of December 31,		
	2009	2008	2007
	(Dollars In Millions)		
Direct life insurance in-force	$ 755,263	$ 754,425	$ 747,423
Amounts assumed from other companies	19,826	21,183	17,759
Amounts ceded to other companies	(515,136)	(540,561)	(531,985)
Net life insurance in-force	$ 259,953	$ 235,047	$ 233,197
Percentage of amount assumed to net	8%	9%	8%

The following table reflects the effect of reinsurance on life insurance premiums written and earned:

	For The Year Ended December 31,		
	2009	2008	2007
	(Dollars In Millions)		
Direct premiums	$ 2,146	$ 2,093	$ 2,120
Reinsurance assumed	97	101	124
Reinsurance ceded	(1,318)	(1,360)	(1,391)
Net premiums	$ 925	$ 834	$ 853
Percentage of amount assumed to net	11%	12%	15%

The Company has also reinsured accident and health risks representing $24.2 million, $32.8 million, and $34.8 million of premium income, while the Company has assumed accident and health risks representing $2.5 million, $3.9 million, and $5.3 million of premium income for 2009, 2008, and 2007, respectively. In addition, the Company reinsured property and casualty risks representing $184.9 million, $189.9 million, and $174.9 million of premium income, while the Company assumed property and casualty risks representing $81.0 million, $82.5 million, and $70.7 million of premium income for 2009, 2008, and 2007, respectively.

As of December 31, 2009 and 2008, policy and claim reserves relating to insurance ceded of $5.3 billion and $5.3 billion, respectively, are included in reinsurance receivables. Should any of the reinsurers be unable to meet its obligation at the time of the claim, the Company would be obligated to pay such claims. As of December 31, 2009 and 2008, the Company had paid $99.3 million and $110.7 million, respectively, of ceded benefits which are recoverable from reinsurers. In addition, as of December 31, 2009 and 2008, the Company had receivables of $64.2 million and $63.9 million, respectively, related to insurance assumed.

During 2006, the Company recorded $27.1 million of bad debt charges related to its Lender's Indemnity product line. These bad debt charges followed the bankruptcy filing related to CENTRIX Financial LLC ("CENTRIX"), the originator and servicer of the business, and are the result of the Company's assessment, based in part on facts discovered by an audit after the bankruptcy filing, of the inability of CENTRIX and an affiliated reinsurer to meet their obligations under the program. The product guarantees to the lender, primarily credit unions, the difference between a value calculated based on the estimated or actual market value of a vehicle and the outstanding balance of a loan in the event the vehicle is repossessed or sold because the loan is in default. The Company ceased offering the Lender's Indemnity product in 2003 with the last policy expiring in 2009. The Company has been actively working to settle its exposure with the various policyholders since 2007. To date, the majority of the Company's exposure has been settled successfully and the Company continues to work to settle the remaining claims. The business was ceded to an affiliate of CENTRIX until the treaty was commuted in 2009 with no net financial impact to the Company.

The Company's third party reinsurance receivables amounted to $5.3 billion and $5.3 billion as of December 31, 2009 and 2008, respectively. These amounts include ceded reserve balances and ceded benefit payments. The ceded benefit payments are recoverable from reinsurers. The following table sets forth the receivables attributable to our more significant reinsurance partners:

	As of December 31,			
	2009		2008	
	Reinsurance Receivable	A.M. Best Rating	Reinsurance Receivable	A.M. Best Rating
	(Dollars In Millions)			
Swiss Re Life & Health America, Inc.	$592.6	A	$557.4	A+
Security Life of Denver Insurance Co.	573.1	A	530.7	A+
Lincoln National Life Insurance Co.	445.6	A+	425.6	A+
Transamerica Life Insurance Co.	429.5	A	407.6	A+
Employers Reassurance Corp.	256.9	A−	314.3	A−
American United Life Insurance Co.	314.1	A	307.5	A
RGA Reinusrance Co.	215.1	A+	213.5	A+
Canada Life Assurance Company	204.3	A+	196.1	A+
Scottish Re (U.S.), Inc.	184.4	E	175.2	E
XL Life Ltd.	173.2	A−	169.5	A−

During 2008, Scottish Re US ("SRUS") received a statutory accounting permitted practice from the Delaware Department of Insurance ("the Department") that in light of decreases in the fair value of the securities in SRUS's qualifying reserve credit trust accounts on business ceded to certain securitization companies, relieved SRUS of the need to receive additional capital contributions. On January 5, 2009, the

Department issued an order of supervision (the "Order of Supervision") against SRUS, in accordance with 18 Del. C. §5942, which, among other things, requires the Department's consent to any transaction outside the ordinary course of business, and which, in large part, formalized certain reporting and processes already informally in place between SRUS and the Department. On April 3, 2009, the Department issued an Extended and Amended Order of Supervision against SRUS, which, among other things, clarified that payments made by SRUS to its ceding insurers in satisfaction of claims or other obligations are not subject to the Department's approval, but that any amendments to its reinsurance agreements must be disclosed to and approved by the Department. SRUS continues to promptly pay claims and satisfy its other obligations to our insurance subsidiaries. We cannot predict what changes in the status of SRUS's financial condition may have on our ability to take reserve credit for the business ceded to SRUS. If we were unable to take reserve credit for the business ceded to SRUS, it could have a material adverse impact on both our GAAP and statutory financial condition and results of operations. As of December 31, 2009, we had approximately $184.4 million of GAAP recoverables from SRUS, and $497.2 million of ceded statutory reserves related to SRUS.

Several of the reinsurers noted above were downgraded by A.M. Best during 2009 from A+ (Superior) to A (Excellent). The Company does not believe these downgrades should have a material impact on the reinsurers' ability to fulfill their obligations under our reinsurance agreements. In addition, we continue to receive timely payments from these reinsurers under existing reinsurance arrangements.

The Company's reinsurance contracts typically do not have a fixed term. In general, the reinsurers' ability to terminate coverage for existing cessions is limited to such circumstances as material breach of contract or non-payment of premiums by the ceding company. The reinsurance contracts generally contain provisions intended to provide the ceding company with the ability to cede future business on a basis consistent with historical terms. However, either party may terminate any of the contracts with respect to future business upon appropriate notice to the other party.

Generally, the reinsurance contracts do not limit the overall amount of the loss that can be incurred by the reinsurer. The amount of liabilities ceded under contracts that provide for the payment of experience refunds is immaterial.

9. DEBT AND OTHER OBLIGATIONS

Long-Term Debt and Subordinated Debt Securities

Long-term debt and subordinated debt securities are summarized as follows:

	As of December 31,	
	2009	2008
	(Dollars In Thousands)	
Long-term debt (year of issue):		
Revolving Line Of Credit	$ 285,000	$155,000
7.45% Medium-Term Notes (1996), due 2011	9,852	9,852
4.30% Senior Notes (2003), due 2013	250,000	250,000
4.875% Senior Notes (2004), due 2014	150,000	150,000
6.40% Senior Notes (2007), due 2018	150,000	150,000
7.375% Senior Notes (2009), due 2019	400,000	—
8.00% Senior Notes (2009), due 2024, callable 2014	100,000	—
8.45% Senior Notes (2009), due 2039	300,000	—
Total long-term debt	$1,644,852	$714,852
Subordinated debt securities (year of issue):		
7.50% Subordinated Debentures (2001), due 2031, callable 2006	$ 103,093	$103,093
7.25% Subordinated Debentures (2002), due 2032, callable 2007	118,557	118,557
6.12% Subordinated Debentures (2004), due 2034, callable 2009	103,093	103,093
7.25% Capital Securities (2006), due 2066, callable 2011	200,000	200,000
Total subordinated debt securities	$ 524,743	$524,743

For the next five years, the Company's future maturities of long-term debt, excluding notes payable to banks, and subordinated debt securities are $9.9 million in 2011, $250.0 million in 2013, $150.0 million in 2014, and $1,474.7 million thereafter.

Under a revolving line of credit arrangement, the Company has the ability to borrow on an unsecured basis up to a maximum principal amount of $500 million (the "Credit Facility"). The Company has the right in certain circumstances to request that the commitment under the Credit Facility be increased up to a maximum principal amount of $600 million. Balances outstanding under the Credit Facility accrue interest at a rate equal to (i) either the prime rate or the London Interbank Offered Rate ("LIBOR"), plus (ii) a spread based on the ratings of the Company's senior unsecured long-term debt. The Credit Agreement provides that the Company is liable for the full amount of any obligations for borrowings or letters of credit, including those of PLICO, under the Credit Facility. The maturity date on the Credit Facility is April 16, 2013. There was an outstanding balance of $285.0 million at an interest rate of LIBOR plus 0.40% under the Credit Facility as of December 31, 2009. Of this amount, $180.0 million was used to purchase non-recourse funding obligations issued by an indirect, wholly owned special-purpose financial captive insurance company.

The Company was not aware of any non-compliance with the financial debt covenants of the Credit Facility as of December 31, 2009. The following is a summary of the Company's estimated debt covenant calculations as of December 31, 2009:

	Requirement	Actual Results
Consolidated net worth margin	**greater than or equal to 0**	**$498.1 million**
Debt to total capital ratio*	Less than 40%	34.5%
Total adjusted capital margin	**greater than or equal to 0**	**$ 1.5 billion**
Interest cash inflow available compared to adjusted consolidated interest expense	greater than 2.0 to 1	2.6 to 1

* Excludes $800 million of senior notes issued in 2009

Limited amounts of the 7.45% Medium-Term Notes may be redeemed upon the death of the beneficial owner of the notes.

The Company has also accessed capital from subordinated debt securities issued to wholly owned subsidiary trusts. Securities currently outstanding were offered through a series of trusts (PLC Capital Trust III, PLC Capital Trust IV, and PLC Capital Trust V). These trusts were formed solely to issue preferred securities (TOPrS) and use the proceeds thereof to purchase the Company's subordinated debentures. The sole assets of the trusts are these subordinated debt securities. The Company irrevocably guarantees the principal obligations of the trusts. Under the terms of the subordinated debentures, the Company has the right to extend interest payment periods up to five consecutive years. Consequently, dividends on the preferred securities may be deferred (but will continue to accumulate, together with additional dividends on any accumulated but unpaid dividends at the dividend rate) by the trusts during any such extended interest payment period.

In connection with the Chase Insurance Group acquisition, on July 3, 2006, the Company issued $200.0 million of 7.25% Capital Securities due 2066 (the "Capital Securities"), from which net proceeds of approximately $193.8 million were received. Under the terms of the Capital Securities, the Company has the option to defer interest payments, subject to certain limitations, for periods of up to five consecutive years. The Capital Securities are redeemable at the Company's option on or after June 30, 2011.

In December 2007, the Company issued a new series of debt securities of $150.0 million of 6.40% Senior Notes due 2018 (the "Senior Notes"), from which net proceeds of approximately $148.7 million were received. The Company used approximately $98.0 million of the proceeds from the offering of the Senior Notes to repay outstanding bank indebtedness. Under the terms of the Senior Notes, interest on the Senior Notes will be payable semi-annually in arrears on January 15 and July 15, with the first payment being made on July 15, 2008, and on the maturity date, January 15, 2018.

On October 9, 2009, the Company closed on offerings of $400 million of its senior notes due in 2019, $100 million of its senior notes due in 2024, and $300 million of its senior notes due in 2039, for an aggregate principal amount of $800 million. These senior notes were offered and sold pursuant to the Company's shelf registration statement on Form S-3. The Company used the net proceeds from the offering of the Notes to purchase $800 million in aggregate principal amount of newly-issued surplus notes of Golden Gate. Golden Gate used a portion of the proceeds from the sale of the surplus notes to the Company to repurchase, at a discount, $800 million in aggregate principal amount of its outstanding Series A floating rate surplus notes that were held by third parties. This repurchase resulted in a $126.3 million pre-tax gain, net of deferred issue costs. As a result of these transactions, PLC is the sole holder of the total $980.0 million of outstanding Golden Gate surplus notes, which is eliminated at the consolidated level.

Non-Recourse Funding Obligations

Golden Gate II Captive Insurance Company

Golden Gate II Captive Insurance Company ("Golden Gate II"), a special-purpose financial captive insurance company wholly owned by PLICO, had $575.0 million of non-recourse funding obligations outstanding as of December 31, 2009. These non-recourse funding obligations mature in 2052. We do not anticipate having to pursue additional funding related to this block of business; however, we have contingent approval to issue an additional $100 million of obligations if necessary. $275 million of this amount is currently accruing interest at a rate of LIBOR plus 30 basis points. We have experienced higher proportional borrowing costs associated with $300 million of our non-recourse funding obligations supporting the business reinsured to Golden Gate II. These higher costs are the result of a higher spread component interest costs associated with the illiquidity of the current market for auction rate securities, as well as a rating downgrade of our guarantor by certain rating agencies. The current rate associated with these obligations is LIBOR plus 200 basis points, which is the maximum rate we can be required to pay under these obligations.

These non-recourse funding obligations are direct financial obligations of Golden Gate II and are not guaranteed by the Company or PLICO. These non-recourse obligations are represented by surplus notes that were issued to fund a portion of the statutory reserves required by Regulation XXX. Under the terms of the surplus notes, the holders of the surplus notes cannot require repayment from the Company or any of its subsidiaries, other than Golden Gate II, the direct issuer of the surplus notes, although we have agreed to indemnify Golden Gate II for certain costs and obligations (which obligations do not include payment of principal and interest on the surplus notes). In addition, the Company has entered into certain support agreements with Golden Gate II obligating the Company to make capital contributions to Golden Gate II or provide support related to certain of Golden Gate II's expenses and in certain circumstances, to collateralize certain of our obligations to Golden Gate II.

The Company (including wholly owned and consolidated subsidiaries) has issued a total of approximately $575.0 million of non-recourse funding obligations as of December 31, 2009. The following table shows the non-recourse funding obligations outstanding as of December 31, 2009, listed by issuer:

Issuer	Balance	Maturity Year	Year-to-Date Weighted-Avg Interest Rate
	(Dollars In Thousands)		
Golden Gate II Captive Insurance Company	$575,000	2052	1.56%
Total	$575,000		

Interest Expense

The Company uses interest rate swap agreements to convert a portion of our debt from a fixed interest rate to a floating rate. These interest rate swap agreements do not qualify as hedges of the corresponding long-term debt or subordinated debt securities. All net interest settlements and mark-to-market adjustments for these interest rate swap agreements are recorded as *Realized investment gains (losses)—derivative financial instruments*. Interest expense on long-term debt and subordinated debt securities totaled $90.2 million, $70.0 million, and $60.4 million in 2009, 2008, and 2007, respectively. The $20.2 million increase was related to an increase in borrowings on the Company's credit facility of $130.0 million and the issuance of $800 million of long-term debt. Interest expense on other obligations, non-recourse funding obligations, and other temporary borrowings was $39.0 million, $67.5 million, and $64.1 million in 2009, 2008, and 2007, respectively. The $43.6 million decrease in interest on other obligations was primarily due to the refinancing of the surplus notes into long-term debt and a reduction in LIBOR rates.

10. COMMERCIAL MORTGAGE SECURITIZATIONS

Retained interests are recorded at fair value and included in securities available for sale. Subsequent adjustments to fair value are recorded through other comprehensive income. During 2008, the Company changed certain assumptions used in its methodology for determining the fair value for retained beneficial interests in commercial mortgage-backed security ("CMBS") holdings related to the Company's sponsored commercial mortgage loan securitizations. Prior to the third quarter, the Company used external broker valuations to determine the fair value of these positions. These valuations were based on the cash flows of the commercial mortgages underlying the notes, as well as observable market spread assumptions for investments with similar coupons and/or characteristics based on the fair value hierarchy criteria, and non-observable assumptions and factors utilizing general market information available as of the valuation date. As of December 31, 2009, the Company still believes that little or no secondary market existed for CMBS holdings similar to those in the Company's portfolio, and additionally, certain of the tranches within the Company's holdings fell below the collapse provision levels in the underlying security agreements. Therefore, the relevant observable inputs from CMBS sales activity could not be obtained for what the Company considered a supportable or appropriate calculation of fair value based on the Company's previous methodology.

As a result of the factors noted and in accordance with the clarifying guidance issued by FASB during 2008, the Company determined the fair value of these CMBS holdings using a combination of external broker valuations and an internally developed model. This model includes inputs derived by the Company based on assumed discount rates relative to the Company's current mortgage loan lending rate and an expected cash flow analysis based on a review of the commercial mortgage loans underlying the notes. The model also contains the Company's determined representative risk adjustment assumptions related to nonperformance and liquidity risks. The retained interest in the securitized mortgage loans may be subject to prepayment and interest rate risks. The Company believes that this valuation approach provides a more accurate calculation of the fair value of these securities under the fair value hierarchy guidance and given the current inactive market conditions.

Management will periodically review the historical performance of the mortgage loans and the assumptions used to project future cash flows. Assumptions will be revised if this analysis of past performance and future expectations dictates. The present value of cash flows will then be recalculated based on the revised assumptions. The Company updates these values on a quarterly basis.

2007 Commercial Mortgage Securitization

On December 19, 2007, subsidiaries of the Company entered into agreements providing for the securitization of $1.0 billion of commercial and multifamily real estate mortgage loans. The loans were previously originated by PLICO, and were sold to a subsidiary of PLICO, Protective Finance Corporation ("PFC"), on December 1, 2007. PFC transferred the mortgage loans to a trust fund in exchange for twenty-six classes of pass-through certificates representing, in the aggregate, the entire beneficial interest of the trust fund. The certificates are direct financial obligations of the trust fund and are not guaranteed by the Company, PLICO, PFC, or its affiliates.

Pursuant to a Certificate Purchase Agreement dated December 7, 2007 among PFC, PLICO, and a third party initial purchaser, PFC sold one class of certificates with a certificate balance of $218.3 million to the initial purchaser, and the initial purchaser resold such certificates in one or more private offerings. The remaining classes of certificates, reflecting a par value of $797.7 million, were transferred from PFC to PLICO in exchange for the mortgage loans. During 2007, the Company recorded a $6.8 million loss on the tranche that was sold to an external party. As of December 31, 2007, the Company's retained securities had a fair value of $775.2 million.

Following the mortgage securitization transaction, the Company retained responsibility for servicing the mortgage loans, and, as such, is entitled to receive an ongoing fee. There were no servicing assets or liabilities recorded as the benefits of servicing the assets were adequate to compensate for the servicing responsibilities.

The Company retained an interest in the securitized mortgage loans. These retained interests were initially recognized using their respective allocated cost basis (based on their relative fair value) on the date of transfer. Any gain or loss depends in part on the previous carrying amount of the financial assets involved in the transfer, allocated between the assets sold and the retained interest based on their relative fair value at the date of transfer.

Key assumptions used in measuring the fair value of retained interests at the date of securitization are as follows:

Discount rate	5.4% to 30.0%
Weighted-average life	3.0 to 25.7 years

As of December 31, 2009, the Company held retained beneficial interests of the commercial mortgage loan securitization completed during 2007 with a fair value of $738.3 million. The sensitivity of the fair value to adverse changes of 10% and 20% in the discount rate is as follows:

	Increase in Discount Rate	
	10%	20%
	(Dollars In Thousands)	
Fair Value Change	$(18,593)	$(49,734)

The sensitivities in the preceding table are hypothetical and as the amounts indicate, changes in fair value based on variations in assumptions cannot be extrapolated because the relationship of the change in assumption to the change in fair value of an interest that continues to be held by the Company is calculated without changing any other assumption. In reality, changes in one factor may result in changes in another, which could magnify or counteract the sensitivities.

Key assumptions used in measuring the fair value of retained interests at December 31, 2009, are as follows:

Discount rate	6.7% to 25.2%
Weighted-average life	1.9 to 25.8 yrs

As of December 31, 2009, the total principal amount outstanding of mortgage loans under securitization and held by the trust was approximately $917.8 million. $5.9 million in loans were more than 60 days delinquent as of December 31, 2009. There were no credit losses for the year ended December 31, 2009.

Servicing fees received during the year ended December 31, 2009, were $1.4 million. Subservicing and other fees paid during the year were $1.1 million. The Company incurred additional operating expenses related to the servicing of these loans. Interest income received during the year ended December 31, 2009, was $52.8 million.

1996 - 1999 Commercial Mortgage Securitizations

Between 1996 and 1999, the Company securitized $1.4 billion of its mortgage loans. The Company sold the senior tranches while retaining the subordinate tranches. The Company continues to service the securitized mortgage loans.

As of December 31, 2009, the Company held retained beneficial interests of the commercial mortgage loan securitization a fair value of $106.2 million. The sensitivity of the fair value to adverse changes of 10% and 20% in the discount rate is as follows:

	Increase in Discount Rate	
	10%	20%
	(Dollars In Thousands)	
Fair Value Change	$(3,064)	$(5,107)

The sensitivities in the preceding table are hypothetical and as the amounts indicate, changes in fair value based on variations in assumptions cannot be extrapolated because the relationship of the change in assumption to the change in fair value of an interest that continues to be held by the Company is calculated without changing any other assumption. In reality, changes in one factor may result in changes in another, which could magnify or counteract the sensitivities.

Key assumptions used in measuring the fair value of retained interests at December 31, 2009, are as follows:

Discount rate	6.8% to 6.9%
Weighted-average life	0.4 to 9.3 yrs

The total principal amount outstanding of mortgage loans under securitization was approximately $101.3 million. There were no delinquencies as of December 31, 2009. In addition, there were no credit losses for the year ended December 31, 2009.

Servicing fees received during the year ended December 31, 2009, were $0.2 million. Subservicing and other fees paid during the year were $0.1 million. Interest income received during the year was $10.7 million.

11. COMMITMENTS AND CONTINGENCIES

The Company is contingently liable to obtain a $20 million letter of credit under indemnity agreements with directors. Such agreements provide insurance protection in excess of the directors' and officers' liability insurance in-force at the time up to $20 million. Should certain events occur constituting a change in control, the Company must obtain the letter of credit upon which directors may draw for defense or settlement of any claim relating to performance of their duties as directors. The Company has similar agreements with certain of its officers providing up to $10 million in indemnification that are not secured by the obligation to obtain a letter of credit. These obligations are in addition to the customary obligation to indemnify officers and directors contained in the Company's bylaws.

The Company leases administrative and marketing office space in approximately 23 cities including 23,586 square feet in Birmingham (excluding the home office building), with most leases being for periods of three to ten years. The aggregate annualized rent is approximately $7.2 million. The following is a schedule by year of future minimum rental payments required under these leases:

Year	Amount
	(Dollars In Thousands)
2010	$7,183
2011	6,535
2012	5,118
2013	5,096
2014	4,428
Thereafter	6,006

Additionally, the Company leases a building contiguous to its home office. The lease extends to January 2014. At the end of the lease term the Company may purchase the building for approximately $75 million. The following is a schedule by year of future minimum rental payments required under this lease:

Year	Amount
	(Dollars In Thousands)
2010	$ 693
2011	693
2012	697
2013	695
2014	75,000

As of December 31, 2009 and 2008, the Company had outstanding mortgage loan commitments of $175.2 million at an average rate of 6.34%, and $525.2 million, at an average rate of 6.43%.

Under insurance guaranty fund laws, in most states insurance companies doing business therein can be assessed up to prescribed limits for policyholder losses incurred by insolvent companies. The Company does not believe such assessments will be materially different from amounts already provided for in the financial statements. Most of these laws do provide, however, that an assessment may be excused or deferred if it would threaten an insurer's own financial strength.

A number of civil jury verdicts have been returned against insurers, broker dealers and other providers of financial services involving sales, refund or claims practices, alleged agent misconduct, failure to properly supervise representatives, relationships with agents or persons with whom the insurer does business, and other matters. Often these lawsuits have resulted in the award of substantial judgments that are disproportionate to the actual damages, including material amounts of punitive and non-economic compensatory damages. In some states, juries, judges, and arbitrators have substantial discretion in awarding punitive non-economic compensatory damages which creates the potential for unpredictable material adverse judgments or awards in any given lawsuit or arbitration. Arbitration awards are subject to very limited appellate review. In addition, in some class action and other lawsuits, companies have made material settlement payments. The Company, in the ordinary course of business, is involved in such litigation and arbitration. The occurrence of such litigation and arbitration may become more frequent and/or severe when general economic conditions have deteriorated. Although the Company cannot predict the outcome of any such litigation or arbitration, the Company does not believe that any such outcome will have a material impact on its financial condition or results of the operations.

12. SHAREOWNERS' EQUITY

As of December 31, 2009, approximately $416.8 million of consolidated shareowners' equity, excluding net unrealized gains on investments, represented net assets of the Company's insurance subsidiaries that cannot be transferred to Protective Life Corporation. In addition, the Company's insurance subsidiaries are subject to various state statutory and regulatory restrictions on the insurance subsidiaries' ability to pay dividends to Protective Life Corporation. In general, dividends up to specified levels are considered ordinary and may be paid thirty days after written notice to the insurance commissioner of the state of domicile unless such commissioner objects to the dividend prior to the expiration of such period. Dividends in larger amounts are considered extraordinary and are subject to affirmative prior approval by such commissioner. The maximum amount that would qualify as ordinary dividends to the Company by its insurance subsidiaries in 2010 is estimated to be $704.8 million.

Activity in the Company's issued and outstanding Common Stock is summarized as follows:

	Issued Shares	Treasury Shares	Outstanding Shares
Balance, December 2006	73,251,960	3,287,312	69,964,648
(Reissuance of)/deposits to treasury stock	—	(184,414)	184,414
Balance, December 2007	73,251,960	3,102,898	70,149,062
(Reissuance of)/deposits to treasury stock	—	243,255	(243,255)
Balance, December 2008	73,251,960	3,346,153	69,905,807
Shares issued	15,525,000	—	15,525,000
(Reissuance of)/deposits to treasury stock	—	(149,996)	149,996
Balance, December 2009	88,776,960	3,196,157	85,580.803

Shareowners have authorized 4,000,000 shares of Preferred Stock, $1.00 par value. Other terms, including preferences, voting, and conversion rights, may be established by the Board of Directors. None of these shares have been issued as of December 31, 2009.

13. STOCK-BASED COMPENSATION

The Company sponsors a deferred compensation plan for certain of its agents. A trust was established to aid in meeting the Company's obligations under the plan. Previously, the Company's Common Stock owned by the trust was accounted for as treasury stock. In September 2004, all of the Company's Common Stock owned by the trust was sold.

A portion of the Company's 401(k) and Stock Ownership Plan ("401(k) Plan") consists of an Employee Stock Ownership Plan ("ESOP"). The ESOP stock was used to match employee contributions to and to provide other employee benefits. During 2009, all outstanding ESOP shares were allocated from the ESOP to employee 401(k) accounts.

The Company, from time to time, reissued treasury shares or bought additional shares of Common Stock in the open market to complete its 401(k) obligations. In addition to the shares allocated to employee 401(k) accounts from the ESOP, the Company reissued from treasury 11,896 shares of Common Stock to the 401(k) Plan during 2008 to complete its 401(k) obligations.

Since 1973, the Company has had stock-based incentive plans to motivate management to focus on its long-range performance through the awarding of stock-based compensation. Under plans approved by shareowners in 1997, 2003, and 2008, up to 7,500,000 shares may be issued in payment of awards.

The criteria for payment of performance awards is based primarily upon a comparison of the Company's average return on average equity over a four-year period (earlier upon the death, disability, or retirement of the executive, or in certain circumstances, upon a change in control of the Company) to that of a comparison group of publicly held life and multi-line insurance companies. For the 2008 awards, if the Company's results are below the 25th percentile of the comparison group, no portion of the award is earned. For the 2005-2007 awards, if the Company's results are below the 40th percentile of the comparison group, no portion of the award is earned. If the Company's results are at or above the 90th percentile, the award maximum is earned. Awards are paid in shares of the Company's Common Stock. As noted in the table below, no awards were granted for the year ended December 31, 2009.

Performance shares awarded in 2009, 2008, 2007, 2006, and 2005 and the estimated fair value of the awards at grant date are as follows:

Year Awarded	Performance Shares	Estimated Fair Value
		(Dollars In Thousands)
2009	—	$ —
2008	75,900	2,900
2007	66,100	2,900
2006	136,030	6,500
2005	120,540	4,600

Performance shares are equivalent in value to one share of our Common Stock times the award earned percentage payout. In the past, the Company has also issued performance-based stock appreciation rights ("P-SARs.") P-SARs convert to the equivalent of one stock appreciation right ("SARs") if earned times the award percentage payout. The P-SARs, once converted to SARs, expire 10 years after the grant date. As of December 31, 2009, the total outstanding performance shares related to these performance-based plans measured at maximum payouts were 400,835 shares.

Between 1996 and 2009, SARs were granted to certain officers of the Company to provide long-term incentive compensation based solely on the performance of the Company's Common Stock. The SARs are exercisable either five years after the date of grants or in three or four equal annual installments beginning one year after the date of grant (earlier upon the death, disability, or retirement of the officer, or in certain circumstances, of a change in control of the Company) and expire after ten years or upon termination of employment. The SARs activity as well as weighted-average base price is as follows:

	Weighted-Average Base Price per share	No. of SARs
Balance at December 31, 2006	$29.33	1,155,946
SARs granted	43.50	224,400
SARs exercised/forfeited	28.43	(117,642)
Balance at December 31, 2007	31.98	1,262,704
SARs granted	38.45	329,000
SARs exercised/forfeited	32.67	(32,131)
Balance at December 31, 2008	33.33	1,559,573
SARs granted	3.57	915,829
SARs exercised/forfeited	40.16	(6,200)
Balance at December 31, 2009	$22.28	2,469,202

The following table provides information as of December 31, 2009, about equity compensation plans under which the Company's common stock is authorized for issuance:

Securities Authorized for Issuance under Equity Compensation Plans

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights as of December 31, 2009 (a)	Weighted-average exercise price of outstanding options, warrants and rights as of December 31, 2009 (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) as of December 31, 2009 (c)
Equity compensation plans approved by shareowners	2,420,818[1]	$ 22.28[3]	3,068,164[4]
Equity compensation plans not approved by shareowners	382,575[2]	Not applicable	Not applicable[5]
Total[2]	2,803,393[1][2]	$ 22.28[3]	3,068,164[4][6]

(1) Includes the following number of shares of common stock with respect to outstanding awards under the LTIP, determined as provided in the LTIP: (a) 1,604,981 shares issuable with respect to outstanding SARs (assuming for this purpose that one share of common stock will be payable with respect to each outstanding SAR); (b) 95,454 shares issuable with respect to outstanding performance share awards (assuming for this purpose that the awards are payable based on estimated performance under the awards as of September 30, 2009); and (c) 404,542 shares issuable with respect to outstanding restricted stock units (assuming for this purpose that shares will be payable with respect to all outstanding restricted stock units); and (d) 315,841 shares issuable with respect to stock equivalents representign previously earned awards under the LTIP that the recipient deferred under our Deferred Compensation Plan for Officers.

(2) Includes the following number of shares of common stock, determined as provided in the plans decribed below: (a) 186,474 shares issuable with respect to stock equivalents pursuant to our Deferred Compensation Plan for Directors Who Are Not Employees of the Company; (b) 87,493 shares issuable with respect to stock equivalents pursuant to our Deferred Compensation Plan for Officers; and (c) 108,608 shares issuable with respect to stock equivalents pursuant to our Regional Sales Manager Deferred Bonus Plan.

(3) Based on exercise prices of outstanding SARs.

(4) Represents (a) 3,023,664 shares of common stock available for future issuance under the LTIP; and (b) 44,500 shares of common stock available for future issuance under the Stock Plan for Non-Employee Directors.

(5) The plans listed in Note (2) do not currently have limits on the number of shares of common stock issuable under such plans. The total number of shares of common stock that may be issuable under such plans will depend upon, among other factors, the deferral elections made by the plans' participants.

(6) Plus any shares that become issuable under the plans listed in Note (2).

The outstanding SARs as of December 31, 2009, were at the following base prices:

Base Price	SARs Outstanding	Remaining Life in Years	Currently Exercisable
$22.31	424,628	1	424,628
32.00	360,000	3	360,000
26.49	65,000	4	65,000
41.05	111,700	6	36,700
48.60	38,400	7	28,800
45.70	35,070	7	35,070
43.46	190,575	8	99,225
48.05	3,000	8	1,500
41.12	2,500	8	1,250
38.59	321,000	9	80,250
8.88	1,500	9	375
3.50	910,829	10	—
9.54	5,000	10	—

The SARs issued for the year ended December 31, 2009 and 2008, had estimated fair values at grant date of $0.9 million and $2.2 million, respectively. These fair values were estimated using a Black-Scholes option pricing model. The assumptions used in this pricing model varied depending on the vesting period of awards. Assumptions used in the model for the 2009 SARs granted (the simplified method under the ASC Compensation-Stock Compensation Topic was used for both the 2009 and 2008 awards) were as follows: expected volatility ranging from 68.5% to 77.2%, a risk-free interest rate ranging from 2.7% to 3.0%, a dividend rate ranging from 2.3% to 10.3%, a zero percent forfeiture rate, and an expected exercise date of 2015. Assumptions used in the model for the 2008 SARs were as follows: expected volatility rate of 16.3%, a risk-free interest rate of 2.9%, a dividend rate of 2.1%, a zero percent forfeiture rate, and the expected exercise date was 2014. The Company will pay an amount in stock equal to the difference between the specified base price of the Company's Common Stock and the market value at the exercise date for each SAR.

Additionally, the Company issued 580,700 restricted stock units for the year ended December 31, 2009. These awards had a total fair value at grant date of $2.2 million. Approximately half of these restricted stock units vest in 2012, and the remainder vest in 2013.

The Company recognizes all stock-based compensation expense over the related service period of the award, or earlier for retirement eligible employees. The expense recorded by the Company for its stock-based compensation plans was $3.9 million, $4.0 million, and $5.8 million in 2009, 2008, and 2007, respectively. The Company's obligations of its stock-based compensation plans that are expected to be settled in shares of the Company's Common Stock are reported as a component of shareowners' equity, net of deferred taxes.

14. EMPLOYEE BENEFIT PLANS

In December of 2008, the FASB issued guidance which requires additional disclosures related to Postretirement Benefit Plan Assets. This guidance will provide users of financial statements with an understanding of: 1) how investment allocation decisions are made, including the factors that are pertinent to an understanding of investment policies and strategies, 2) the major categories of plan assets, 3) the inputs and valuation techniques used to measure the fair value of plan assets, 4) the effect of fair value measurements using significant unobservable inputs (Level 3) on changes in plan assets for the period, and 5) significant concentrations of risk within plans assets. The Company has adopted this guidance effective December 31, 2009, and has included the required disclosure information herein for the Qualified Pension Plan and for the Postretirement Group Life Insurance Plan.

Defined Benefit Pension Plan and Unfunded Excess Benefits Plan

- The Company sponsors a defined benefit pension plan covering substantially all of its employees. Benefits are based on years of service and the employee's compensation. The Company's funding policy is to contribute amounts to the plan sufficient to meet the minimum funding requirements of Employee Retirement Income Security Act ("ERISA") plus such additional amounts as the Company may determine to be appropriate from time to time. Contributions are intended to provide not only for benefits attributed to service to date but also for those expected to be earned in the future. The Company has not yet determined what amount it will fund in 2010.
- The Company also sponsors an unfunded excess benefits plan, which is a nonqualified plan that provides defined pension benefits in excess of limits imposed on qualified plans by federal tax law.

Effective January 1, 2008, the Company made the following changes to its Defined Benefit Pension Plan. These changes have been reflected in the computations within this note.

- Employees hired after December 31, 2007, will receive benefits under a cash balance plan.
- Employees active on December 31, 2007, with age plus vesting service less than 55 years will receive a final pay-based pension benefit for service through December 31, 2007, plus a cash balance benefit for service after December 31, 2007.
- Employees active on December 31, 2007, with age plus vesting service equaling or exceeding 55 years, will receive a final pay-based pension benefit for service both before and after December 31, 2007, with a modest reduction in the formula for benefits earned after December 31, 2007.
- All participants terminating employment on or after December of 2007 may elect to receive a lump sum benefit.

The Company uses a December 31 measurement date for all of its plans. The following table presents the benefit obligation, fair value of plan assets, and the funded status of the Company's defined benefit pension plan and unfunded excess benefits plan as of December 31. This table also includes the amounts not yet recognized as components of net periodic pension costs as of December 31:

	Defined Benefit Pension Plan		Unfunded Excess Benefits Plan	
	2009	2008	2009	2008
	(Dollars In Thousands)			
Accumulated benefit obligation, end of year	$135,129	$116,492	$ 27,838	$ 26,035
Change in projected benefit obligation:				
Benefit obligation at beginning of year	$130,394	$128,785	$ 28,327	$ 28,469
Service cost	6,834	6,880	556	571
Interest cost	7,847	7,419	1,701	1,677
Amendments	—	306	—	9
Actuarial (gain) or loss	10,703	(5,527)	1,627	(541)
Special termination benefits	—	—	—	—
Benefits paid	(8,405)	(7,469)	(2,703)	(1,858)
Benefit obligation at end of year	147,373	130,394	29,508	28,327
Change in plan assets:				
Fair value of plan assets at beginning of year	92,052	128,821	—	—
Actual return on plan assets	16,629	(29,300)	—	—
Employer contributions	2,000	—	2,703	1,858
Benefits paid	(8,405)	(7,469)	(2,703)	(1,858)
Fair value of plan assets at end of year	102,276	92,052	—	—
After Reflecting FASB guidance:[1]				
Funded status	(45,097)	(38,342)	(29,508)	(28,327)
Amounts Recognized in the Balance Sheet:				
Other assets	—	—	—	—
Other liabilities	(45,097)	(38,342)	(29,508)	(28,327)
Amounts Recognized in Accumulated Other Comprehensive Income:				
Net actuarial loss	65,444	63,818	7,826	6,657
Prior service cost	(3,097)	(3,500)	81	92
Net transition asset	$ 62,347	$ 60,318	$ 7,907	$ 6,749

(1) For additional information, see the ASC Compensation-Retirement Benefits Topic.

Weighted-average assumptions used to determine benefit obligations as of December 31 are as follows:

	Defined Benefit Pension Plan		Unfunded Excess Benefits Plan	
	2009	2008	2009	2008
Discount rate	5.57%	6.30%	5.40%	6.30%
Rate of compensation increase	0 - 3.75	3.75	0 - 4.75	4.75
Expected long-term return on plan assets	8.00	8.00	N/A	N/A

The assumed discount rates used to determine the benefit obligations were based on an analysis of future benefits expected to be paid under the plans. The assumed discount rate reflects the interest rate at which an amount that is invested in a portfolio of high-quality debt instruments on the measurement date would provide the future cash flows necessary to pay benefits when they come due.

In assessing the reasonableness of its long-term rate of return assumption, the Company utilized a 25 year average return for the represented asset classes. This 25 year return provided results that were consistent with the Company's long-term rate of return assumption.

Weighted-average assumptions used to determine the net periodic benefit cost for the year ended December 31 are as follows:

	Defined Benefit Pension Plan			Unfunded Excess Benefits Plan		
	2009	2008	2007	2009	2008	2007
Discount rate	6.30%	6.16%	5.90%	6.30%	6.16%	5.90%
Rates of compensation increase	3.75	3.75	3.75	4.75	4.75	4.75
Expected long-term return on plan assets	8.00	8.00	8.25	N/A	N/A	N/A

Components of the net periodic benefit cost for the year ended December 31 are as follows:

	Defined Benefit Pension Plan			Unfunded Excess Benefits Plan		
	2009	2008	2007	2009	2008	2007
	(Dollars In Thousands)					
Service cost—Benefits earned during the period	$ 6,834	$ 6,880	$ 7,668	$ 556	$ 571	$ 765
Interest cost on projected benefit obligation	7,847	7,419	7,592	1,701	1,677	1,602
Expected return on plan assets	(9,569)	(9,915)	(9,923)	—	—	—
Amortization of prior service cost	(403)	(403)	193	12	12	—
Amortization of actuarial losses	2,017	1,599	2,366	458	565	616
Preliminary net periodic benefit cost	6,726	5,580	7,896	2,727	2,825	2,983
Special termination benefits	—	—	—	—	—	70
Total benefit cost	$ 6,726	$ 5,580	$ 7,896	$2,727	$2,825	$3,053

The estimated net actuarial loss, prior service cost, and transition obligation for these plans that will be amortized from accumulated other comprehensive income into net periodic benefit cost during 2010 are as follows:

	Defined Benefit Pension Plan	Unfunded Excess Benefits Plan
	(Dollars In Thousands)	
Net actuarial loss	$3,496	$609
Prior service cost	(403)	12
Transition obligation	—	—

Allocation of plan assets of the defined benefit pension plan by category as of December 31, are as follows:

Asset Category	Target Allocation for 2010	2009	2008
Cash and cash equivalents	2.0%	1.0%	1.0%
Equity securities	60.0	65.0	57.0
Fixed income	38.0	34.0	42.0
Total	100.0%	100.0%	100.0%

The Company's target asset allocation is designed to provide an acceptable level of risk and balance between equity assets and fixed income assets. The weighting towards equity securities is designed to help provide for an increased level of asset growth potential and liquidity.

Prior to July 1999, upon an employee's retirement, a distribution from pension plan assets was used to purchase a single premium annuity from PLICO in the retiree's name. Therefore, amounts shown above as plan assets exclude assets relating to such retirees. Since July 1999, retiree obligations have been fulfilled from pension plan assets. The defined benefit pension plan has a target asset allocation of 60% domestic equities, 38% fixed income, and 2% cash and cash equivalents. When calculating asset allocation, the Company includes reserves for pre-July 1999 retirees.

The Company's investment policy includes various guidelines and procedures designed to ensure assets are invested in a manner necessary to meet expected future benefits earned by participants. The investment guidelines consider a broad range of economic conditions. Central to the policy are target allocation ranges (shown above) by major asset categories. The objectives of the target allocations are to maintain investment portfolios that diversify risk through prudent asset allocation parameters, achieve asset returns that meet or exceed the plans' actuarial assumptions, and achieve asset returns that are competitive with like institutions employing similar investment strategies.

The plan's equity assets that are in a Russell 3000 tracking fund are invested in a domestic equity index collective trust managed by Northern Trust Corporation. The plan's equity assets that are in a S&P 500 tracking fund (Spartan U.S.) are managed by Fidelity. The plan's cash equivalents are invested in a collective trust managed by Northern Trust Corporation. The plan's fixed income assets are invested in a group deposit administration annuity contract with PLICO.

Plan assets of the defined benefit pension plan by category as of December 31 are as follows:

Asset Category	Fair Value
	(Dollars In Thousands)
Cash and cash equivalents	$ 881
Equity securities:	
Russell 3000 Equity Index Fund	48,664
Spartan U.S. Equity Index Fund	17,839
Fixed income	34,892
Total	$102,276

The valuation methodologies used to determine the fair values reflect market participant assumptions and are based on the application of the fair value hierarchy that prioritizes observable market inputs over unobservable inputs. The following is a description of the valuation methodologies used for assets measured at fair value. The Plan's group deposit administration annuity contract with PLICO is valued at contract value, which the Company believes approximates fair value. Contract value represents contributions made under the contract, plus interest at the contract rate, less funds used to purchase annuities. Units in collective short-term and collective investment funds are valued at the unit value, which approximates fair value, as reported by the trustee of the collective short-term and collective investment funds on each valuation date. These methods of valuation may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes its valuation method is appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine fair value could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2009:

	Level 1	Level 2	Level 3	Total
		(Dollars In Thousands)		
Collective short-term investment fund	$ —	$ 881	$ —	$ 881
Collective investment fund	17,839	48,664	—	66,503
Group deposit administration annuity contract	—	—	34,892	34,892
Total investments	$17,839	$49,545	$34,892	$102,276

A reconciliation of the beginning and ending balances for the fair value measurements for which significant unobservable inputs (Level 3) have been used is as follows:

	As of December 31, 2009
	(Dollars In Thousands)
Balance, beginning of year	$38,341
Interest income	2,051
Transfers to the collective short-term investments fund	(5,500)
Balance, end of year	$34,892

Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect the amounts reported.

Estimated future benefit payments under the defined benefit pension plan are as follows:

Years	Defined Benefit Pension Plan	Unfunded Excess Benefits Plan
	(Dollars In Thousands)	
2010	$11,262	$ 2,446
2011	11,262	2,438
2012	11,560	2,486
2013	11,979	2,744
2014	12,767	2,454
2015-2019	73,830	13,878

Other Postretirement Benefits

In addition to pension benefits, the Company provides limited healthcare benefits to eligible retired employees until age 65. This postretirement benefit is provided by an unfunded plan. As of December 31,

2009 and 2008, the accumulated postretirement benefit obligation associated with these benefits was $1.7 million and $1.7 million, respectively.

The change in the benefit obligation for the retiree medical plan is as follows:

	2009	2008
	(Dollars in Thousands)	
Change in Benefit Obligation		
Benefit Obligation, Beginning of Year	$1,726	$1,535
Service Cost	13	23
Interest Cost	81	94
Amendments	—	540
Actuarial (gain) or loss	181	(79)
Plan Participant Contributions	282	283
Benefits Paid	(624)	(670)
Special Termination Benefits	—	—
Benefit Obligation, End of Year	$1,659	$1,726

For a closed group of retirees over age 65, the Company provides a prescription drug benefit. As of December 31, 2009 and 2008, the Company's liability related to this benefit was $0.1 million and $0.1 million, respectively. The Company's obligation is not materially affected by a 1% change in the healthcare cost trend assumptions used in the calculation of the obligation.

The Company also offers life insurance benefits for retirees from $10,000 up to a maximum of $75,000 which are provided through the payment of premiums under a group life insurance policy. This plan is partially funded at a maximum of $50,000 face amount of insurance. As of December 31, 2009 and 2008, the accumulated postretirement benefit obligation associated with these benefits is as follows:

	2009	2008
	(Dollars in Thousands)	
Change in Benefit Obligation		
Benefit Obligation, Beginning of Year	$6,791	$6,518
Service Cost	104	101
Interest Cost	409	394
Amendments	—	—
Actuarial (gain) or loss	224	(118)
Plan Participant Contributions	—	—
Benefits Paid	(191)	(104)
Special Termination Benefits	—	—
Benefit Obligation, End of Year	$7,337	$6,791

For the postretirement life insurance plan, the Company's expected long-term rate of return assumption used to determine benefit obligations and the net periodic benefit cost as of December 31, 2009, is 4.0%. In assessing the reasonableness of its long term rate of return assumption, the Company utilized a 20 year annualized return on Barclay's short treasury index. This 20 year return provided results that were consistent with the Company's long term rate of return assumption.

Investments of the Company's group life insurance plan were held by Aliant Bank through December 2008 when the Company changed the Custodian to Wells Fargo Bank, N.A. Plan assets held by the Custodian are invested in money market funds.

The fair value of each major category of plan assets for the Company's postretirement life insurance plan is as follows:

	For The Year Ended December 31,	
Category of Investment	**2009**	**2008**
	(Dollars In Thousands)	
Money Market Fund	$6,235	$6,290

Investments are stated at fair value and are based on the application of the fair value hierarchy that prioritizes observable market inputs over unobservable inputs. The money market funds are valued at the net asset value of shares held at year end. This method of valuation may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes its valuation method is appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine fair value could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2009:

	Level 1	Level 2	Level 3	Total
	(Dollars In Thousands)			
Money Market Funds	$6,235	$—	$—	$6,235

Investments are exposed to various risks, such as interest rate and credit risks. Due to the level of risk associated with investments and the level of uncertainty related to credit risks, it is at least reasonably possible that changes in risk in the near term could materially affect the amounts reported.

401(k) Retirement Plan

The Company sponsors a 401(k) Plan which covers substantially all employees. Employee contributions are made on a before-tax basis as provided by Section 401(k) of the Internal Revenue Code or as after-tax "Roth" contributions. Employees may contribute up to 25% of their annual compensation to the 401(k) Plan, limited to a maximum annual amount as set periodically by the Internal Revenue Service ($16,500 for 2009). The Company matches employee contributions dollar for dollar up to a maximum of 4% of an employee's pay per year per person. All matching contributions vest immediately. Before the 2008 Plan year, if the Company's financial performance achieved certain goals set by the Board of Directors, certain employees who were not otherwise under a bonus or sales incentive plan could receive an extra profit sharing contribution in stock of up to 3% of base pay. The profit sharing contribution was discontinued after the 2007 Plan year.

Prior to 2009, employee contributions to the Company's 401(k) Plan were matched through use of an ESOP established by the Company. Expense related to the ESOP consisted of the cost of the shares allocated to participating employees plus the interest expense on the ESOP's note payable to the Company less dividends on shares held by the ESOP. All shares held by the ESOP were treated as outstanding for purposes of computing earnings per share. The expense recorded by the Company for these employee benefits was $1.0 million and $1.8 million in 2008 and 2007, respectively. Beginning in 2009, the Company adopted a cash match for employee contributions to the 401(k) plan and recorded an expense of $4.6 million for 2009.

Effective as of January 1, 2005, the Company adopted a supplemental matching contribution program, which is a nonqualified plan that provides supplemental matching contributions in excess of the limits imposed on qualified defined contribution plans by federal tax law. The first allocations under this program were made in early 2006, with respect to the 2005 plan year. The expense recorded by the Company for this employee benefit was $0.3 million, $0.5 million, and $0.2 million, respectively, in 2009, 2008, and 2007.

Deferred Compensation Plan

The Company has established deferred compensation plans for directors, officers, and others. Compensation deferred is credited to the participants in cash, mutual funds, common stock equivalents, or a combination thereof. The Company may, from time to time, reissue treasury shares or buy in the open market shares of common stock to fulfill its obligation under the plans. As of December 31, 2009 the plans had 915,596 shares of common stock equivalents credited to participants. The Company's obligations related to its deferred compensation plans are reported in other liabilities, unless they are to be settled in shares of its common stock, in which case they are reported as a component of shareowners' equity.

15. EARNINGS (LOSS) PER SHARE

Basic earnings (loss) per share is computed by dividing net income (loss) by the weighted-average number of common shares outstanding during the period, including shares issuable under various deferred compensation plans. Diluted earnings (loss) per share is computed by dividing net income (loss) by the weighted-average number of common shares and dilutive potential common shares outstanding during the period, assuming the shares were not anti-dilutive, including shares issuable under various stock-based compensation plans and stock purchase contracts.

A reconciliation of the numerators and denominators of the basic and diluted earnings (loss) per share is presented below:

	For The Year Ended December 31,		
	2009	2008	2007
	(Dollars In Thousands, Except Per Share Amounts)		
Calculation of basic earnings (loss) per share:			
Net income (loss)	$ 271,488	$ (41,855)	$ 289,566
Average shares issued and outstanding	79,579,777	70,118,957	70,022,431
Issuable under various deferred compensation plans	908,917	990,004	1,038,721
Weighted shares outstanding—Basic	80,488,694	71,108,961	71,061,152
Per share:			
Basic earnings (loss) per share	$ 3.37	$ (0.59)	$ 4.07
Calculation of diluted earnings (loss) per share:			
Net income (loss)	$ 271,488	$ (41,855)	$ 289,566
Weighted shares outstanding—Basic	80,488,694	71,108,961	71,061,152
Stock appreciation rights ("SARs")(1)(2)	364,691	—	234,810
Issuable under various other stock-based compensation plans(2)	138,514	—	171,339
Restricted stock units(2)	257,366	—	10,720
Weighted shares outstanding—Diluted(2)	81,249,265	71,108,961	71,478,021
Per share:			
Diluted earnings (loss) per share	$ 3.34	$ (0.59)	$ 4.05

(1) Excludes 1,556,873; 1,559,573; and 357,320 SARs as of December 31, 2009, 2008, and 2007, respectively, that are antidilutive. In the event the average market price exceeds the issue price of the SARs, such rights would be dilutive to the Company's earnings (loss) per share and will be included in the Company's calculation of the diluted average shares outstanding, for applicable periods.

(2) Per the earnings per share guidance, the ASC Earnings Per Share Topic, no potential common shares are included in the computation of diluted per share amounts when a loss from operation exists. Potential SARs totaling 125,704 for the year ended December 31, 2008, potential shares issuable under various other stock-based compensation plans totaling 141,258 for the year ended December 31, 2008, and potential restricted stock units totaling 9,855 for the year ended December 31, 2008, were outstanding but were antidilutive and thus not included in the computation of diluted EPS for the respective periods.

16. INCOME TAXES

The Company's effective income tax rate related to continuing operations varied from the maximum federal income tax rate as follows:

	For The Year Ended December 31,		
	2009	2008	2007
Statutory federal income tax rate applied to pre-tax income	35.0%	35.0%	35.0%
State income taxes	0.3	(1.0)	0.7
Investment income not subject to tax	(1.2)	8.4	(1.8)
Uncertain tax positions	0.2	2.9	(0.1)
Other	0.6	(1.0)	(0.2)
	34.9%	44.3%	33.6%

The provision for federal income tax in these financial statements differs from the respective amounts of income tax expense per the income tax returns for the same years due to certain revenue and expense items that are reported in these statements in years that are different from the years in which they are reported in the returns.

The components of the Company's income tax expense related to income before the cumulative effect of a change in accounting principle are as follows:

	For The Year Ended December 31,		
	2009	2008	2007
	(Dollars In Thousands)		
Income tax expense per the income tax returns:			
Federal	$(53,986)	$ 4,173	$(52,324)
State	4,259	3,393	(13)
Total current	$(49,727)	$ 7,566	$(52,337)
Deferred income tax expense:			
Federal	$196,562	$(37,646)	$191,487
State	(1,545)	(3,196)	7,372
Total deferred	$195,017	$(40,842)	$198,859

The components of the Company's net deferred income tax liability are as follows:

	As of December 31,	
	2009	2008
	(Dollars In Thousands)	
Deferred income tax assets:		
Premium receivables and policy liabilities	$ 183,700	$ 144,159
Invested assets (other than unrealized gains)	62,062	135,848
Unrealized loss on investments	149,622	891,149
Deferred compensation	63,367	56,370
U.S. net operating loss carryforwards	—	129,370
Other	39,582	52,803
Valuation allowance	(3,071)	(3,700)
	495,262	1,405,999
Deferred income tax liabilities:		
Deferred policy acquisition costs and value of business acquired	1,048,324	1,025,930
Net deferred income tax (liability) asset	$ (553,062)	$ 380,069

In management's judgment, the gross deferred income tax asset as of December 31, 2009, will more likely than not be fully realized. As of December 31, 2009, the Company had U.S. capital loss carryforwards of $65.5 million which will expire if not used by 2013 and $27 million which will expire if not used by 2014. The Company has recognized a valuation allowance of $3.1 million and $3.7 million as of December 31, 2009 and 2008, respectively, related to state net operating loss carryforwards that it has determined are more likely than not to expire unutilized. The resulting change of $(0.6) million in this valuation allowance is part of deferred state income tax expense. As of December 31, 2009 and 2008, no valuation allowance was established with regard to deferred income tax assets relating to the impairments on fixed maturities, the U.S. capital loss carryforwards, and the unrealized losses on investments. The Company relied upon certain prudent and feasible tax-planning strategies and its ability and intent to hold to recovery its fixed maturities that are currently reported at an unrealized loss.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	As of December 31,		
	2009	2008	2007
	(Dollars In Thousands)		
Balance, beginning of period	$28,319	$ 24,813	$23,933
Additions for tax positions of the current year	355	—	1,895
Additions for tax positions of prior years	339	20,700	1,242
Reductions of tax positions of prior years	(2,227)	—	—
Changes in judgment	—	—	—
Settlements during the period	—	—	—
Lapses of applicable statute of limitations	—	(17,194)	(2,257)
Balance, end of period	$26,786	$ 28,319	$24,813

Included in the balance above, as of December 31, 2009 and 2008, are approximately $23.1 million and $24.7 million of unrecognized tax benefits, respectively, for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductions. Other than interest and penalties, the disallowance of the shorter deductibility period would not affect the annual effective income tax rate but would accelerate to an earlier period the payment of cash to the taxing authority. The total amount of unrecognized tax benefits, if recognized, that would affect the effective income tax rate is approximately $3.7 million and $3.6 million as of December 31, 2009 and as of December 31, 2008, respectively.

Any accrued interest and penalties related to the unrecognized tax benefits have been included in income tax expense. These amounts totaled $1.1 million, less than $0.1 million, and $(0.4) million in 2009, 2008, and 2007, respectively. The Company has approximately $6.6 million and $5.5 million of accrued interest associated with unrecognized tax benefits as of December 31, 2009 and as of December 31, 2008, respectively (before taking into consideration the related income tax benefit that is associated with such an expense).

Using the information available as of December 31, 2009, the Company believes that in the next 12 months, there are no positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease. In general, the Company is no longer subject to U.S. federal, state and local income tax examinations by taxing authorities for tax years that began before 2005.

17. SUPPLEMENTAL CASH FLOW INFORMATION

The following table sets forth supplemental cash flow information:

	For The Year Ended December 31,		
	2009	2008	2007
	(Dollars In Thousands)		
Cash paid/(received) during the year:			
Interest on debt	$106,974	$ 142,761	$126,235
Income taxes	5,900	(102,952)	7,205
Noncash investing and financing activities:			
Reissuance of treasury stock to ESOP	—	(1,874)	787
Change in unallocated stock in ESOP	474	379	379
Stock-based compensation	3,567	3,146	6,149
Increase (decrease) in collateral for securities lending transactions	(9,755)	(293,046)	(25,234)

Total cash interest paid on debt for the year ended December 31, 2009, was $107.0 million. Of this amount, $38.3 million related to interest on long-term debt, $31.0 million related to interest on non-recourse funding obligations, $37.6 million related to interest on subordinated debt, and $0.1 million related to other interest.

18. RELATED PARTY TRANSACTIONS

Certain corporations with which the Company's directors were affiliated paid us premiums and policy fees or other amounts for various types of insurance and investment products, interest on bonds we own and commissions on securities underwritings in which our affiliates participated. Such amounts totaled $13.4 million, $12.1 million, and $12.7 million in 2009, 2008, and 2007, respectively. The Company paid commissions, interest on debt and investment products, and fees to these same corporations totaling $2.7 million, $1.4 million, and $1.8 million in 2009, 2008, and 2007, respectively.

As of December 31, 2009, the holding company ("PLC") had outstanding loaned securities from certain noninsurance subsidiaries with a fair value amount of $99.3 million, including accrued interest. These transactions were eliminated in consolidation.

As of December 31, 2009, Golden Gate had issued $980.0 million in aggregate principal amount of floating rate surplus notes to PLC.

The Company has also entered into intercompany reinsurance agreements that provide for a more balanced mix of business at various insurance entities. These transactions were eliminated in consolidation.

19. STATUTORY REPORTING PRACTICES AND OTHER REGULATORY MATTERS

Financial statements prepared in conformity with GAAP differ in some respects from the statutory accounting practices prescribed or permitted by insurance regulatory authorities. The most significant differences are as follows: a) acquisition costs of obtaining new business are deferred and amortized over the approximate life of the policies rather than charged to operations as incurred, b) benefit liabilities are computed using a net level method and are based on realistic estimates of expected mortality, interest, and withdrawals as adjusted to provide for possible unfavorable deviation from such assumptions, c) deferred income taxes are not subject to statutory limitations as to amounts recognized and are recognized through earnings as opposed to being charged to shareowners' equity, d) the Asset Valuation Reserve and Interest Maintenance Reserve are restored to shareowners' equity, e) furniture and equipment, agents' debit balances, and prepaid expenses are reported as assets rather than being charged directly to surplus (referred to as nonadmitted assets), f) certain items of interest income, such as mortgage and bond discounts, are amortized differently, and g) bonds are recorded at their market values instead of amortized cost.

Statutory net income for PLICO was $549.9 million for the year ended December 31, 2009 and a net loss of $300.4 million for the year ended December 31, 2008, respectively. Statutory net income was $350.9 million for the year ended December 31, 2007. Statutory capital and surplus for PLICO was $2.6 billion and $1.8 billion as of December 31, 2009 and 2008, respectively. The maximum amount that would qualify as ordinary dividends to the Company by its insurance subsidiaries in 2010 is estimated to be $704.8 million.

State insurance regulators and the National Association of Insurance Commissioners ("NAIC") have adopted risk-based capital ("RBC") requirements for life insurance companies to evaluate the adequacy of statutory capital and surplus in relation to investment and insurance risks. The requirements provide a means of measuring the minimum amount of statutory surplus appropriate for an insurance company to support its overall business operations based on its size and risk profile.

A company's risk-based statutory surplus is calculated by applying factors and performing calculations relating to various asset, premium, claim, expense and reserve items. Regulators can then measure the adequacy of a company's statutory surplus by comparing it to the RBC. Under RBC requirements, regulatory compliance is determined by the ratio of a company's total adjusted capital, as defined by the insurance regulators, to its company action level of RBC (known as the RBC ratio), also as defined by insurance regulators. As of December 31, 2009, the Company's total adjusted capital and company action level RBC was $2.8 billion and $653 million, respectively, providing an RBC ratio of approximately 429%.

As of December 31, 2009, the Company's insurance subsidiaries had on deposit with regulatory authorities, fixed maturity and short-term investments with a market value of approximately $53.6 million.

20. FAIR VALUE OF FINANCIAL INSTRUMENTS

Effective January 1, 2008, the Company determined the fair value of its financial instruments based on the fair value hierarchy established in FASB guidance referenced in the Fair Value Measurements and Disclosures Topic which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. In the first quarter of 2009, the Company adopted the provisions from the FASB guidance that is referenced in the Fair Value Measurements and Disclosures Topic for non-financial assets and liabilities (such as property and equipment, goodwill, and other intangible assets) that are required to be measured at fair value on a periodic basis. The effect on the Company's periodic fair value measurements for non-financial assets and liabilities was not material.

The Company has categorized its financial instruments, based on the priority of the inputs to the valuation technique, into a three level hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument.

Financial assets and liabilities recorded at fair value on the Consolidated Balance Sheets are categorized as follows:

- **Level 1:** Unadjusted quoted prices for identical assets or liabilities in an active market.
- **Level 2:** Quoted prices in markets that are not active or significant inputs that are observable either directly or indirectly. Level 2 inputs include the following:
  a) Quoted prices for similar assets or liabilities in active markets
  b) Quoted prices for identical or similar assets or liabilities in non-active markets
  c) Inputs other than quoted market prices that are observable
  d) Inputs that are derived principally from or corroborated by observable market data through correlation or other means.
- **Level 3:** Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. They reflect management's own assumptions about the assumptions a market participant would use in pricing the asset or liability.

As a result of the adoption of the FASB guidance on fair value, the Company recognized the following adjustment to opening retained earnings at January 1, 2008, for its Equity Indexed Annuities that were previously accounted for under FASB guidance on certain hybrid financial instruments:

	Carrying Value Prior to Adoption January 1, 2008	Carrying Value After Adoption January 1, 2008	Transition Adjustment to Retained Earnings Gain (Loss)
	(Dollars In Thousands)		
Equity-indexed annuity reserves, net	$145,912	$143,634	$2,278
Pre-tax cumulative effect of adoption			2,278
Change in deferred income taxes			(808)
Cumulative effect of adoption			$1,470

In addition, the Company recognized a transition adjustment for the embedded derivative liability related to annuities with guaranteed minimum withdrawal benefits. The impact of this adjustment, net of DAC amortization, reduced income before income taxes by $0.4 million during the first quarter of 2008.

The following table presents the Company's hierarchy for its assets and liabilities measured at fair value on a recurring basis as of December 31, 2009:

	Level 1	Level 2	Level 3	Total
		(Dollars In Thousands)		
Assets:				
Fixed maturity securities—available-for-sale				
Asset-backed securities	$ —	$ 360,797	$ 693,930	$ 1,054,727
Commercial mortgage-backed securities	—	143,486	844,535	988,021
Residential mortgage-backed securities	—	3,370,688	23	3,370,711
U.S. government-related bonds	444,302	30,198	15,102	489,602
State, municipalities and political subdivisions	—	350,632	86	350,718
Other government-related bonds	16,992	389,379	—	406,371
Corporate bonds	200	13,127,347	86,328	13,213,875
Total fixed maturity securities—available-for-sale	461,494	17,772,527	1,640,004	19,874,025
Fixed maturity securities—trading	277,108	2,574,205	105,089	2,956,402
Total fixed maturity securities	738,602	20,346,732	1,745,093	22,830,427
Equity securities	204,697	92	70,708	275,497
Other long-term investments[1]	—	22,926	16,525	39,451
Short-term investments	983,123	66,486	—	1,049,609
Total investments	1,926,422	20,436,236	1,832,326	24,194,984
Cash	205,325	—	—	205,325
Other assets	4,977	—	—	4,977
Assets related to separate acccounts				
Variable annuity	2,948,457	—	—	2,948,457
Variable universal life	316,007	—	—	316,007
Total assets measured at fair value on a recurring basis	$5,401,188	$20,436,236	$1,832,326	$27,669,750
Liabilities:				
Annuity account balances[2]	$ —	$ —	$ 149,893	$ 149,893
Other liabilities[1]	—	43,045	105,838	148,883
Total liabilities measured at fair value on a recurring basis	$ —	$ 43,045	$ 255,731	$ 298,776

(1) Includes certain freestanding and embedded derivatives.

(2) Represents liabilities related to equity indexed annuities.

The following table presents the Company's hierarchy for its assets and liabilities measured at fair value on a recurring basis as of December 31, 2008:

	Level 1	Level 2	Level 3	Total
		(Dollars In Thousands)		
Assets:				
Fixed maturity securities—available-for-sale				
Asset-backed securities	$ —	$ 389,052	$ 682,710	$ 1,071,762
Commercial mortgage-backed securitites	—	165,266	855,817	1,021,083
Residential mortgage-backed securities	—	4,158,899	34	4,158,933
U.S. government-related bonds	55,672	26,189	10,072	91,933
State, municipalities and political subdivisions	—	29,715	93	29,808
Other government-related bonds	—	217	—	217
Corporate bonds	—	10,409,981	78,770	10,488,751
Total fixed maturity securities—available-for-sale	55,672	15,179,319	1,627,496	16,862,487
Fixed maturity securities—trading	375,025	2,828,823	32,645	3,236,493
Total fixed maturity securities	430,697	18,008,142	1,660,141	20,098,980
Equity securities	214,413	11,309	76,410	302,132
Other long-term investments[1]	48	5,901	256,973	262,922
Short-term investments	985,950	72,395	1,161	1,059,506
Total investments	1,631,108	18,097,747	1,994,685	21,723,540
Cash	149,358	—	—	149,358
Other assets	3,985	—	—	3,985
Assets related to separate accounts				
Variable annuity	2,027,470	—	—	2,027,470
Variable universal life	242,944	—	—	242,944
Total assets measured at fair value on a recurring basis	$4,054,865	$18,097,747	$1,994,685	$24,147,297
Liabilities:				
Annuity account balances[2]	$ —	$ —	$ 152,762	$ 152,762
Other liabilities[1]	3,179	123,006	113,311	239,496
Total liabilities measured at fair value on a recurring basis	$ 3,179	$ 123,006	$ 266,073	$ 392,258

(1) Includes certain freestanding and embedded derivatives.

(2) Represents liabilities related to equity indexed annuities.

Determination of fair values

The valuation methodologies used to determine the fair values of assets and liabilities reflect market participant assumptions and are based on the application of the fair value hierarchy that prioritizes observable market inputs over unobservable inputs. The Company determines the fair values of certain financial assets and financial liabilities based on quoted market prices, where available. The Company also determines certain fair values based on future cash flows discounted at the appropriate current market rate. Fair values reflect adjustments for counterparty credit quality, the Company's credit standing, liquidity and, where appropriate, risk margins on unobservable parameters. The following is a discussion of the methodologies used to determine fair values for the financial instruments as listed in the above table.

Fixed Maturity, Short-Term, and Equity Securities

The fair value of fixed maturity, short-term, and equity securities is determined by management after considering one of three primary sources of information: third party pricing services, non-binding independent broker quotations, or pricing matrices. Security pricing is applied using a "waterfall" approach whereby publicly available prices are first sought from third party pricing services, the remaining unpriced securities are submitted to independent brokers for non-binding prices, or lastly, securities are priced using a pricing matrix. Typical inputs used by these three pricing methods include, but are not limited to, benchmark yields, reported trades, broker/dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers, and reference data including market research publications. Third party pricing services price over 90% of the Company's fixed maturity securities. Based on the typical trading volumes and the lack of quoted market prices for fixed maturities, third party pricing services derive the majority of security prices from observable market inputs such as recent reported trades for identical or similar securities making adjustments through the reporting date based upon available market observable information outlined above. If there are no recent reported trades, the third party pricing services and brokers may use matrix or model processes to develop a security price where future cash flow expectations are developed based upon collateral performance and discounted at an estimated market rate. Certain securities are priced via independent non-binding broker quotations, which are considered to have no significant unobservable inputs. When using non-binding independent broker quotations, the Company obtains one quote per security, typically from the broker from which we purchased the security. A pricing matrix is used to price securities for which the Company is unable to obtain or effectively rely on either a price from a third party pricing service or an independent broker quotation.

The pricing matrix used by the Company begins with current spread levels to determine the market price for the security. The credit spreads, assigned by brokers, incorporate the issuer's credit rating, liquidity discounts, weighted average of contracted cash flows, and risk premium, if warranted, due to the issuer's industry and the security's time to maturity. The Company uses credit ratings provided by nationally recognized rating agencies.

For securities that are priced via non-binding independent broker quotations, the Company assesses whether prices received from independent brokers represent a reasonable estimate of fair value through an analysis using internal and external cash flow models developed based on spreads and, when available, market indices. The Company uses a market-based cash flow analysis to validate the reasonableness of prices received from independent brokers. These analytics, which are updated daily, incorporate various metrics (yield curves, credit spreads, prepayment rates, etc.) to determine the valuation of such holdings. As a result of this analysis, if the Company determines there is a more appropriate fair value based upon the analytics, the price received from the independent broker is adjusted accordingly. The Company did not adjust any quotes or prices received from brokers during the year ended December 31, 2009.

The Company has analyzed the third party pricing services' valuation methodologies and related inputs, and has also evaluated the various types of securities in its investment portfolio to determine an appropriate fair value hierarchy level based upon trading activity and the observability of market inputs that is in accordance with the Fair Value Measurements and Disclosures Topic of the ASC. Based on this evaluation and investment class analysis, each price was classified into Level 1, 2 or 3. Most prices provided by third party pricing services are classified into Level 2 because the significant inputs used in pricing the securities are market observable and the observable inputs are corroborated by the Company. Since the matrix pricing of certain debt securities includes significant non-observable inputs, they are classified as Level 3.

Derivatives

Derivative instruments are valued using exchange prices, independent broker quotations, or pricing valuation models, which utilize market data inputs. Excluding embedded derivatives, as of December 31,

2009, 57.1% of derivatives based upon notional values were priced using exchange prices or independent broker quotations. The remaining derivatives were priced by pricing valuation models, which predominantly utilize observable market data inputs. Inputs used to value derivatives include, but are not limited to, interest swap rates, credit spreads, interest and equity volatility, equity index levels and treasury rates. The Company performs monthly analysis on derivative valuations that includes both quantitative and qualitative analysis.

Derivative instruments classified as Level 1 include futures and certain options, which are traded on active exchange markets.

Derivative instruments classified as Level 2 primarily include interest rate, inflation, currency exchange, and credit default swaps. These derivative valuations are determined using independent broker quotations, which are corroborated with observable market inputs.

Derivative instruments classified as Level 3 were total return swaps and embedded derivatives and include at least one non-observable significant input. A derivative instrument containing Level 1 and Level 2 inputs will be classified as a Level 3 financial instrument in its entirety if it has at least one significant Level 3 input.

The Company utilizes derivative instruments to manage the risk associated with certain assets and liabilities. However, the derivative instruments may not be classified within the same fair value hierarchy level as the associated assets and liabilities. Therefore, the changes in fair value on derivatives reported in Level 3 may not reflect the offsetting impact of the changes in fair value of the associated assets and liabilities.

GMWB Embedded Derivative

The GMWB embedded derivative is marked-to-market using current implied volatilities for the equity indices. The methods used to estimate the liabilities employ significant unobservable inputs, such as lapses, policyholder behavior, equity market returns, interest rates, the Company's nonperformance risk measure, and market volatility. The Company assumes mortality of 65% of the National Association of Insurance Commissioners 1994 Variable Annuity GMDB Mortality Table. As a result, the GMWB embedded derivative is categorized as Level 3.

Separate Accounts

Separate account assets are invested in open-ended mutual funds and are included in Level 1.

The following table presents a reconciliation of the beginning and ending balances for fair value measurements for the year ended December 31, 2009, for which the Company has used significant unobservable inputs (Level 3):

	Beginning Balance	Total Realized and Unrealized Gains (losses) Included in Earnings	Total Realized and Unrealized Gains (losses) Included in Other Comprehensive Income	Purchases, Issuances, and Settlements (net)	Transfers in and/or out of Level 3	Ending Balance	Total Gains (losses) included in Earnings related to Instruments still held at the Reporting Date
	(Dollars In Thousands)						
Assets:							
Fixed maturity securities—available-for-sale							
Asset-backed securities	$ 682,710	$ 72	$ 5,301	$ 8,969	$ (3,122)	$ 693,930	$ —
Commercial mortgage-backed securities	855,817	—	39,602	(50,884)	—	844,535	—
Residential mortgage-backed securities	34	(13,983)	9,417	1,000	3,555	23	—
U.S. government-related bonds	10,072	—	769	14,772	(10,511)	15,102	—
State, municipalities and political subdivisions	93	—	—	(7)	—	86	—
Other government-related bonds	—	—	—	—	—	—	—
Corporate bonds	78,770	(152)	7,294	(32,124)	32,540	86,328	—
Total fixed maturity securities—available-for-sale	1,627,496	(14,063)	62,383	(58,274)	22,462	1,640,004	—
Fixed maturity securities—trading	32,645	8,568	—	91,517	(27,641)	105,089	6,585
Total fixed maturity securities	1,660,141	(5,495)	62,383	33,243	(5,179)	1,745,093	6,585
Equity securities	76,410	(56)	556	(6,182)	(20)	70,708	—
Other long-term investments[1]	256,973	(240,448)	—	—	—	16,525	(240,448)
Short-term investments	1,161	—	(286)	—	(875)	—	—
Total investments	1,994,685	(245,999)	62,653	27,061	(6,074)	1,832,326	(233,863)
Total assets measured at fair value on a recurring basis	$1,994,685	$(245,999)	$62,653	$ 27,061	$ (6,074)	$1,832,326	$(233,863)
Liabilities:							
Annuity account balances[2]	$ 152,762	$ (5,259)	$ —	$ 8,128	$ —	$ 149,893	$ —
Other liabilities[1]	113,311	7,473	—	—	—	105,838	7,473
Total liabilities measured at fair value on a recurring basis	$ 266,073	$ 2,214	$ —	$ 8,128	$ —	$ 255,731	$ 7,473

(1) Represents certain freestanding and embedded derivatives.
(2) Represents liabilities related to equity indexed annuities

For the year ended December 31, 2009, $36.2 million of securities were transferred into Level 3. This amount was transferred entirely from Level 2. These transfers resulted from securities that were priced by independent pricing services or brokers using significant observable market inputs where significant observable market inputs are no longer available as of December 31, 2009.

For the year ended December 31, 2009, $42.3 million of securities were transferred out of Level 3. This amount was transferred entirely to Level 2. These transfers resulted from securities that were previously valued using an internal model that had significant unobservable market inputs and are now being priced by independent pricing services or brokers using significant observable market inputs as of December 31, 2009.

The following table presents a reconciliation of the beginning and ending balances for fair value measurements for the year ended December 31, 2008, for which the Company has used significant unobservable inputs (Level 3):

	Beginning Balance	Total Realized and Unrealized Gains (losses): Included in Earnings	Total Realized and Unrealized Gains (losses): Included in Other Comprehensive Income	Purchases, Issuances, and Settlements (net)	Transfers in and/or out of Level 3	Ending Balance	Total Gains (losses) included in Earnings related to Instruments still held at the Reporting Date
	(Dollars In Thousands)						
Assets:							
Fixed maturity securities—available-for-sale							
Asset-backed securities	$ 130,747	$ (10,524)	$ (85,640)	$ 607,533	$ 40,594	$ 682,710	$ —
Commercial mortgage-backed securities	1,136,913	—	(52,696)	(94,967)	(133,433)	855,817	—
Residential mortgage-backed securities	35,694	—	(2,416)	(6,597)	(26,647)	34	—
U.S. government-related bonds	111,104	—	(932)	(100,100)	—	10,072	—
State, municipalities and political subdivisions	9,126	—	(406)	(318)	(8,309)	93	—
Other government-related bonds	—	—	—	—	—	—	—
Corporate bonds	2,301,280	(39,736)	(306,633)	(262,006)	(1,614,135)	78,770	—
Total fixed maturity securities—available-for-sale	3,724,864	(50,260)	(448,723)	143,545	(1,741,930)	1,627,496	—
Fixed maturity securities—trading	874,380	(68,666)	—	(324,110)	(448,959)	32,645	1,272
Total fixed maturity securities	4,599,244	(118,926)	(448,723)	(180,565)	(2,190,889)	1,660,141	1,272
Equity securities	18,135	(50)	(25)	58,408	(58)	76,410	—
Other long-term investments[1]	2,951	255,914	—	(1,892)	—	256,973	255,914
Short-term investments	66,327	—	(807)	—	(64,359)	1,161	—
Total investments	4,686,657	136,938	(449,555)	(124,049)	(2,255,306)	1,994,685	257,186
Total assets measured at fair value on a recurring basis	$4,686,657	$ 136,938	$(449,555)	$(124,049)	$(2,255,306)	$1,994,685	$257,186
Liabilities:							
Annuity account balances[2]	$ 143,634	$ (2,848)	$ —	$ (6,280)	$ —	$ 152,762	$ (2,848)
Other liabilities[1]	39,168	(76,041)	—	1,898	—	113,311	(76,041)
Total liabilities measured at fair value on a recurring basis	$ 182,802	$ (78,889)	$ —	$ (4,382)	$ —	$ 266,073	$(78,889)

(1) Represents certain freestanding and embedded derivatives.
(2) Represents liabilities related to equity indexed annuities.

For the year ended December 31, 2008, the Company had $147 million of bonds that were transferred from Level 2 into Level 3. This amount represented approximately 0.6% of total fixed maturity investments as of January 1, 2008. No other assets were transferred into Level 3 during the period.

For the year ended December 31, 2008, $2.4 billion of securities were transferred out of Level 3. Of this amount, $2.38 billion were transferred to Level 2 and $0.02 billion were transferred to Level 1. These transfers resulted from the following:

- During 2008, the Company obtained additional documentation from third party pricing services regarding the method used to price privately-held corporate bonds and CMBS. Based on a review of this new information, the Company determined that there were no significant unobservable inputs used in the valuation. As a result, $1.5 billion of securities were transferred from Level 3 to Level 2.
- During 2008, as the Company continued to identify valuation techniques most representative of fair value, the Company determined that certain pricing methodologies originally believed to incorporate significant unobservable inputs had no such inputs. Therefore, the Company transferred $0.6 billion of securities that were classified as Level 3 as of June 30, 2008 to Level 2 during the third quarter of 2008.
- As of January 1, 2008, the Company had $0.3 billion of internally priced securities on which we obtained values on from third party services or brokers during 2008. Of this amount, $0.3 billion was transferred to Level 2 and $0.02 billion was transferred to Level 1.

Total realized and unrealized gains (losses) on Level 3 assets and liabilities are primarily reported in either realized investment gains (losses) within the Consolidated Statements of Income (Loss) or other comprehensive income (loss) within shareowners' equity based on the appropriate accounting treatment for the item.

Purchases, sales, issuances, and settlements, net, represent the activity that occurred during the period that results in a change of the asset or liability but does not represent changes in fair value for the instruments held at the beginning of the period. Such activity primarily relates to purchases and sales of fixed maturity securities and issuances and settlements of equity indexed annuities.

The Company reviews the fair value hierarchy classifications each reporting period. Changes in the observability of the valuation attributes may result in a reclassification of certain financial assets or liabilities. Such reclassifications are reported as transfers in and out of Level 3 at the beginning fair value for the reporting period in which the changes occur. The asset transfers in the table(s) above primarily related to positions moved from Level 3 to Level 2 as the Company determined that certain inputs were observable.

The amount of total gains (losses) for assets and liabilities still held as of the reporting date primarily represents changes in fair value of trading securities and certain derivatives that exist as of the reporting date and the change in fair value of equity indexed annuities.

During 2008, the Company changed certain assumptions used in its methodology for determining the fair value for retained beneficial interests in CMBS holdings related to the Company's sponsored commercial mortgage loan securitizations. Prior to the third quarter, the Company used external broker valuations to determine the fair value of these positions. These valuations were based on the cash flows of the commercial mortgages underlying the notes, as well as observable market spread assumptions for investments with similar coupons and/or characteristics based on the fair value hierarchy criteria and non-observable assumptions and factors utilizing general market information available as of the valuation date. During 2008, the Company still believes that little or no secondary market existed for CMBS holdings similar to those in the Company's portfolio, and additionally, certain of the tranches within the Company's holdings fell below the collapse provision levels in the underlying security agreements. Therefore, the relevant observable inputs from CMBS sales activity could not be obtained for what the Company considered a supportable or appropriate calculation of fair value based on the Company's previous methodology.

As a result of the factors noted and in accordance with the clarifying guidance issued by the FASB during 2008, the Company determined the fair value of these CMBS holdings using a combination of external broker valuations and an internally developed model. This model includes inputs derived by the Company based on assumed discount rates relative to the Company's current mortgage loan lending rate and an expected cash flow analysis based on a review of the commercial mortgage loans underlying the notes. The model also contains the Company's determined representative risk adjustment assumptions related to nonperformance and liquidity risks. The Company believes that this valuation approach provides a more accurate calculation of the fair value of these securities under the fair value hierarchy guidance and given the current inactive market conditions.

As a result of the auction rate securities market collapse, during 2008, the Company began pricing its auction rate securities using an internally developed model. Prior to this, the Company used external broker valuation to determine the fair value of these positions. This model includes inputs derived from actively traded asset backed securities with comparable underlying collateral. The model also contains the Company's determined representative risk adjustment assumptions related to liquidity risks. The Company believes that this valuation approach provides a reasonable calculation of the fair value of these securities under the fair value hierarchy guidance and given the current inactive market conditions.

Estimated Fair Value of Financial Instruments

The carrying amounts and estimated fair values of our financial instruments are as follows:

	As of December 31,			
	2009		2008	
	Carrying Amounts	Fair Values	Carrying Amounts	Fair Values
	(Dollars In Thousands)			
Assets (see Notes 2 and 4):				
Mortgage loans on real estate	$3,883,414	$4,130,285	$3,848,288	$4,571,259
Policy loans	794,276	794,276	810,933	810,933
Liabilities (see Note 2):				
Stable value product account balances	$3,581,150	$3,758,422	$4,960,405	$5,104,268
Annuity account balances	9,911,040	9,655,208	9,357,427	8,976,336
Debt (see Note 9):				
Bank borrowings	$ 285,000	$ 285,000	$ 155,000	$ 155,000
Senior and Medium-Term Notes	1,359,852	1,331,855	559,852	452,382
Subordinated debt securities	524,743	453,523	524,743	285,103
Non-recourse funding obligations	575,000	378,205	1,375,000	713,742

Except as noted below, fair values were estimated using quoted market prices.

Fair Value Measurements

Mortgage loans on real estate

The Company estimates the fair value of mortgage loans using an internally developed model. This model includes inputs derived by the Company based on assumed discount rates relative to the Company's current mortgage loan lending rate and an expected cash flow analysis based on a review of the mortgage loan terms. The model also contains the Company's determined representative risk adjustment assumptions related to nonperformance and liquidity risks.

Policy loans

The Company believes the fair value of policy loans approximates book value. Policy loans are funds provided to policy holders in return for a claim on the account value of the policy. The funds provided are limited to a certain percent of the account balance. The nature of policy loans is to have low default risk as the loans are fully collateralized by the value of the policy. The majority of policy loans do not have a stated maturity and the balances and accrued interest are repaid with proceeds from the policy account balance. Due to the collateralized nature of policy loans and unpredictable timing of repayments, the Company believes the fair value of policy loans approximates carrying value.

Stable value product and Annuity account balances

The Company estimates the fair value of stable value product account balances and annuity account balances using models based on discounted expected cash flows. The discount rates used in the models were based on a current market rate for similar financial instruments.

Bank borrowings

The Company believes the fair value of its bank borrowings approximates carrying value. These borrowings that are outstanding under the Company's credit facility are discussed further in Note 9, *Debt and Other Obligations*.

Non-recourse funding obligations

As of December 31, 2009, the Company estimated the fair value of its non-recourse funding obligations using internal discounted cash flow models. The discount rates used in the model were based on a current market yield for similar financial instruments

21. DERIVATIVE FINANCIAL INSTRUMENTS

The Company utilizes a risk management strategy that incorporates the use of derivative financial instruments to reduce exposure to interest rate risk, inflation risk, currency exchange risk, and equity market risk. These strategies are developed through the asset/liability committee's analysis of data from financial simulation models and other internal and industry sources and are then incorporated into the Company's risk management program.

Derivative instruments expose the Company to credit and market risk and could result in material changes from period to period. The Company minimizes its credit risk by entering into transactions with highly rated counterparties. The Company manages the market risk associated with interest rate and foreign exchange contracts by establishing and monitoring limits as to the types and degrees of risk that may be undertaken. The Company monitors its use of derivatives in connection with its overall asset/liability management programs and strategies.

Derivative instruments that are used as part of the Company's interest rate risk management strategy include interest rate swaps, interest rate futures, interest rate options, and interest rate swaptions. The Company's inflation risk management strategy involves the use of swaps that requires the Company to pay a fixed rate and receive a floating rate that is based on changes in the Consumer Price Index ("CPI"). The Company uses foreign currency swaps to manage its exposure to changes in the value of foreign currency denominated stable value contracts. No foreign currency swaps remain outstanding. The Company also uses S&P 500® options to mitigate its exposure to the value of equity indexed annuity contracts.

The Company has sold credit default protection on liquid traded indices to enhance the return on its investment portfolio. These credit default swaps create credit exposure similar to an investment in publicly issued fixed maturity cash investments. Outstanding credit default swaps relate to the Investment Grade Series 9 Index and have terms to December 2017. Defaults within the Investment Grade Series 9 Index that exceeded the 10% attachment point would require the Company to perform under the credit default swaps, up to the 15% exhaustion point. The maximum potential amount of future payments (undiscounted) that the Company could be required to make under the credit derivatives is $25.0 million. As of December 31, 2009, the fair value of the credit derivatives was a liability of $2.2 million. As of December 31, 2009, the Company had collateral of $2.1 million posted with the counterparties to credit default swaps. The collateral is counterparty specific and is not tied to any one contract. If the credit default swaps needed to be settled immediately, the Company would need to post an additional payment of $0.1 million.

As a result of the ongoing disruption in the credit markets, the fair value of these derivatives has fluctuated in response to changing market conditions. The Company believes that the unrealized gain recorded on the $25.0 million notional of credit default swaps is not indicative of the economic value of the investment.

The Company records its derivative instruments on the balance sheet in "other long-term investments" and "other liabilities" in accordance with GAAP which requires that all derivative instruments be recognized in the balance sheet at fair value. The accounting for changes in fair value of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, a company must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, cash flow hedge, or a hedge related to foreign currency exposure. For derivatives that are designated and qualify as cash flow hedges, the effective portion of the gain or loss realized on the derivative instrument is reported as a component of other comprehensive income and reclassified into earnings in the same period during which the hedged transaction impacts earnings. The remaining gain or loss on these derivatives is recognized as ineffectiveness in current earnings during the period of the change. For derivatives that are designated and qualify as fair value hedges, the gain or loss on the derivative instrument as well as the offsetting loss or gain on the hedged item attributable to the hedged risk are recognized in current earnings during the period of change in fair values. Effectiveness of the Company's hedge relationships is assessed on a quarterly basis. The Company accounts for changes in fair values of derivatives that are not part of a qualifying hedge relationship through earnings in the period of change. Changes in the fair value of derivatives that are recognized in current earnings are reported in "realized investment gains (losses)— derivative financial instruments".

Cash-Flow Hedges

- In 2002, the Company entered into a foreign currency swap to hedge the risk of changes in the value of interest and principal payments to be made on certain foreign-currency-based stable value contracts. During 2007, the Company exited from this swap. Under the terms of the swap, the Company paid a fixed U.S. dollar-denominated rate and received a fixed foreign-currency-denominated rate.
- During 2004 and 2005, in connection with the issuance of inflation adjusted funding agreements, the Company entered into swaps to convert the floating CPI-linked interest rate on the contracts to a fixed rate. The Company paid a fixed rate on the swap and received a floating rate equal to the CPI change paid on the funding agreements.
- During 2006, the Company entered into swaps to convert CMT ("Constant Maturity Treasury") based floating rate interest payments on funding agreements to fixed rate interest payments.
- During 2006 and 2007, the Company entered into interest rate swaps to convert LIBOR based floating rate interest payments on funding agreements to fixed rate interest payments.

Other Derivatives

The Company also uses various other derivative instruments for risk management purposes that either do not qualify for hedge accounting treatment or have not currently been designated by the Company for hedge accounting treatment. Changes in the fair value of these derivatives are recognized in earnings during the period of change.

- The Company uses interest rate swaps to convert the fixed interest rate payments on certain of its debt obligations to a floating rate. Interest is exchanged periodically on the notional value, with the Company receiving the fixed rate and paying various LIBOR-based rates. In 2009, 2008, and 2007, the Company recognized pre-tax losses of $0.1 million, and gains of $15.2 million and $5.3 million, respectively, representing the change in value of these derivatives and related net settlements.
- In previous years, the Company has used certain foreign currency swaps, which are not designated as cash flow hedges, to mitigate its exposure to changes in currency rates. For 2008 and 2007, the Company recorded pre-tax losses of $11.0 million and a pre-tax gain of $7.7 million on these swaps, respectively. In connection with these swaps, the Company also recognized pre-tax gains of $11.0 million and pre-tax losses of $3.5 million, respectively, during 2008 and 2007 as the change in value of the related foreign currency denominated stable value contracts. These net gains or losses primarily result from differences in the forward and spot exchange rates used to revalue the swaps and the stable value contracts. The final swap and related stable value contract matured in November of 2008. No foreign currency swaps remain outstanding.
- The Company also uses short positions in interest rate futures to mitigate the interest rate risk associated with its mortgage loan commitments. During 2009, 2008, and 2007, the Company recognized pre-tax gains of $6.9 million and losses of $25.8 million and $3.7 million, respectively, as a result of changes in value of these future positions.
- The Company uses certain interest rate swaps to mitigate interest rate risk related to floating rate exposures. The Company realized a gain of $39.3 million and a loss of $24.9 million on interest rate swaps for the years ended December 31, 2009 and 2008, respectively.
- The Company uses other swaps and options to manage risk related to other exposures. For 2009, 2008, and 2007, the Company recognized pre-tax gains of $6.1 million and losses of $14.7 million and $10.6 million, respectively, for the change in fair value of these derivatives.
- The Company is involved in various modified coinsurance and funds withheld arrangements which contain embedded derivatives that must be reported at fair value. Changes in fair value are recorded in current period earnings. The investment portfolios that support the related modified coinsurance reserves and funds withheld arrangements had mark-to-market changes which substantially offset the gains or losses on these embedded derivatives.
- The Company markets certain variable annuity products with a GMWB rider. The GMWB component is considered an embedded derivative, not considered to be clearly and closely related to the host contract. The Company recognized gains of $19.2 million and losses of $32.9 million and $0.5 million related to these embedded derivatives during 2009, 2008, and 2007, respectively.
- The Company entered into credit default swaps and various other derivative positions to enhance the return on its investment portfolio. The Company reported net gains of $3.4 million, net losses of $13.2 million, and net gains of $3.3 million related to credit default swaps for the years ended December 31, 2009, 2008, and 2007, respectively, from the change in swaps' fair value, positions closed, and premium income.

The tables below present information about the nature and accounting treatment of the Company's primary derivative financial instruments and the location in and effect on the consolidated financial statements for the periods presented below:

	As of December 31, 2009	
	Notional Amount	Fair Value
	(Dollars In Thousands)	
Other long-term investments		
Derivatives not designated as hedging instruments:[1]		
Interest rate	$ 75,000	$ 16,174
Embedded derivative—Modco reinsurance treaties	1,883,109	5,907
Embedded derivative—GMWB	429,562	10,579
Embedded derivative—GMAB	5,442	39
Other	60,808	6,752
	$2,453,921	$ 39,451
Other liabilities		
Cash flow hedges:		
Inflation	$ 343,526	$ 19,141
Interest rate	175,000	11,965
Derivatives not designated as hedging instruments:[1]		
Credit default swaps	25,000	2,172
Interest rate	110,000	7,011
Embedded derivative—Modco reinsurance treaties	1,077,376	81,339
Embedded derivative GMWB	660,090	24,423
Embedded derivative GMAB	1,996	77
Other	10,707	2,755
	$2,403,695	$148,883

[1] Additional information on derivatives not designated as hedging instruments is referenced under the ASC Derivatives and Hedging Topic.

Effect Of Hedging Derivative Instrument On Income And Other Comprehensive Income

	For The Year Ended December 31, 2009		
	Realized investment gains (losses)	Benefits and settlement expenses	Other comprehensive income
	(Dollars In Thousands)		
Gain (loss) recognized in other comprehensive income (effective portion):			
Interest rate	$ —	$ —	$ (2,442)
Inflation	—	—	28,723
Gain (loss) reclassified from accumulated other comprehensive income into income (effective portion):			
Interest rate	$ —	$ (7,887)	$ —
Inflation	—	(11,635)	—
Gain (loss) recognized in income (ineffective portion):			
Inflation	$1,570	$ —	$ —

Based on the expected cash flows of the underlying hedged items, the Company expects to reclassify $7.7 million out of accumulated other comprehensive income into earnings during the next twelve months.

Gain (Loss) on Derivatives Not Designated as Hedging Instruments[1]

Realized investment gains (losses)—derivative financial instruments

	For The Year Ended December 31, 2009
	(Dollars In Thousands)
Interest rate risk	
Mortgage loan commitments	$ 6,889
Interest rate swaps	39,317
Credit risk	3,351
Embedded derivative—Modco reinsurance treaties	(252,698)
Embedded derivative—GMWB	19,246
Other	5,942
	$(177,953)

(1) Additional information on derivatives not designated as hedging instruments is referenced under the ASC Derivatives and Hedging Topic.

Realized investment gains (losses)—all other investments

	For The Year Ended December 31, 2009
	(Dollars In Thousands)
Fixed income Modco trading portfolio[1]	$285,178

(1) The Company elected to include the use of alternate disclosures for trading activities.

22. OPERATING SEGMENTS

The Company has several operating segments each having a strategic focus. An operating segment is distinguished by products, channels of distribution, and/or other strategic distinctions. The Company periodically evaluates its operating segments, as prescribed in the ASC Segment Reporting Topic, and makes adjustments to its segment reporting as needed. A brief description of each segment follows.

- The Life Marketing segment markets level premium term insurance ("traditional"), UL, variable universal life, and bank-owned life insurance ("BOLI") products on a national basis primarily through networks of independent insurance agents and brokers, stockbrokers, and independent marketing organizations.
- The Acquisitions segment focuses on acquiring, converting, and servicing policies acquired from other companies. The segment's primary focus is on life insurance policies and annuity products that were sold to individuals. In the ordinary course of business, the Acquisitions segment regularly considers acquisitions of blocks of policies or insurance companies. The level of the segment's acquisition activity is predicated upon many factors, including available capital, operating capacity, and market dynamics. Policies acquired through the Acquisitions segment are "closed" blocks of business (no new policies are being marketed). Therefore, earnings and account values are expected to decline as the result of lapses, deaths, and other terminations of coverage unless new acquisitions are made.

- The Annuities segment markets and supports fixed and variable annuity products. These products are primarily sold through broker-dealers, financial institutions, and independent agents and brokers.
- The Stable Value Products segment sells GFAs to special purpose entities that in turn issue notes or certificates in smaller, transferable denominations. The segment also markets fixed and floating rate funding agreements directly to the trustees of municipal bond proceeds, institutional investors, bank trust departments, and money market funds. Additionally, the segment markets GICs to 401(k) and other qualified retirement savings plans.
- The Asset Protection segment primarily markets extended service contracts and credit life and disability insurance to protect consumers' investments in automobiles, watercraft, and recreational vehicles. In addition, the segment markets a GAP product.
- The Corporate and Other segment primarily consists of net investment income (including the impact of carrying excess liquidity), expenses not attributable to the segments above (including net investment income on capital and interest on debt), and a trading portfolio that was previously part of a variable interest entity. This segment also includes earnings from several non-strategic or runoff lines of business (primarily cancer insurance, residual value insurance, surety insurance, and group annuities), various investment-related transactions, and the operations of several small subsidiaries.

The Company uses the same accounting policies and procedures to measure segment operating income (loss) and assets as it uses to measure consolidated net income (loss) and assets. Segment operating income (loss) is income (loss) before income tax excluding net realized investment gains and losses (net of the related amortization of DAC/ VOBA and participating income from real estate ventures), and the cumulative effect of change in accounting principle. Periodic settlements of derivatives associated with corporate debt and certain investments and annuity products are included in realized gains and losses but are considered part of operating income because the derivatives are used to mitigate risk in items affecting consolidated and segment operating income (loss). Segment operating income (loss) represents the basis on which the performance of the Company's business is internally assessed by management. Premiums and policy fees, other income, benefits and settlement expenses, and amortization of DAC/VOBA are attributed directly to each operating segment. Net investment income is allocated based on directly related assets required for transacting the business of that segment. Realized investment gains (losses) and other operating expenses are allocated to the segments in a manner that most appropriately reflects the operations of that segment. Investments and other assets are allocated based on statutory policy liabilities, while DAC/VOBA and goodwill are shown in the segments to which they are attributable.

There were no significant intersegment transactions during 2009, 2008, and 2007.

The following tables summarize financial information for the Company's segments. Asset adjustments represent the inclusion of assets related to discontinued operations:

	For The Year Ended December 31,		
	2009	2008	2007
	(Dollars In Thousands)		
Revenues			
Life Marketing	$1,096,396	$1,023,339	$1,003,251
Acquisitions	777,181	716,722	892,433
Annuities	508,856	340,756	314,696
Stable Value Products	220,857	331,286	301,595
Asset Protection	277,003	293,221	329,387
Corporate and Other	187,732	(199,760)	210,339
Total revenues	$3,068,025	$2,505,564	$3,051,701
Segment Operating Income			
Life Marketing	$ 137,826	$ 188,535	$ 189,186
Acquisitions	133,760	136,479	129,247
Annuities	56,642	18,707	23,051
Stable Value Products	61,963	89,811	50,231
Asset Protection	23,229	30,789	41,559
Corporate and Other	81,980	(105,986)	(3,416)
Total segment operating income	495,400	358,335	429,858
Realized investment (losses) gains—investments[1]	125,352	(585,340)	(1,485)
Realized investment (losses) gains—derivatives[2]	(203,974)	151,874	7,715
Income tax benefit (expense)	(145,290)	33,276	(146,522)
Net income (loss)	$ 271,488	$ (41,855)	$ 289,566
[1] Realized investment (losses) gains—investments	$ 120,149	$ (584,492)	$ 8,602
Less: participating income from real estate ventures	—	—	6,857
Less: related amortization of DAC	(5,203)	848	3,230
	$ 125,352	$ (585,340)	$ (1,485)
[2] Realized investment gains (losses)—derivatives	$ (177,953)	$ 116,657	$ 8,469
Less: settlements on certain interest rate swaps	3,401	5,754	822
Less: derivative activity related to certain annuities	22,620	(40,971)	(68)
	$ (203,974)	$ 151,874	$ 7,715
Net investment income			
Life Marketing	$ 362,108	$ 350,053	$ 325,118
Acquisitions	479,743	530,028	578,965
Annuities	440,097	347,551	267,308
Stable Value Products	221,688	328,353	300,201
Asset Protection	33,157	38,656	39,100
Corporate and Other	128,243	80,523	165,242
Total net investment income	$1,665,036	$1,675,164	$1,675,934
Amortization of deferred policy acquisition costs and value of business acquired			
Life Marketing	$ 144,125	$ 94,422	$ 106,094
Acquisitions	59,025	74,384	79,239
Annuities	81,928	616	27,685
Stable Value Products	3,471	4,467	4,199
Asset Protection	55,120	57,704	82,280
Corporate and Other	1,900	2,149	773
Total amortization of deferred policy acquisition costs	$ 345,569	$ 233,742	$ 300,270

	Operating Segment Assets As of December 31, 2009			
	(Dollars In Thousands)			
	Life Marketing	Acquisitions	Annuities	Stable Value Products
Investments and other assets	$ 8,753,212	$ 9,136,474	$ 9,977,455	$3,569,038
Deferred policy acquisition costs and value of business acquired	2,277,256	839,829	430,705	12,112
Goodwill	10,192	44,910	—	—
Total assets	$11,040,660	$10,021,213	$10,408,160	$3,581,150

	Asset Protection	Corporate and Other	Adjustments	Total Consolidated
Investments and other assets	$742,456	$6,325,374	$26,372	$38,530,381
Deferred policy acquisition costs and value of business acquired	97,499	5,949	—	3,663,350
Goodwill	62,671	83	—	117,856
Total assets	$902,626	$6,331,406	$26,372	$42,311,587

	Operating Segment Assets As of December 31, 2008			
	(Dollars In Thousands)			
	Life Marketing	Acquisitions	Annuities	Stable Value Products
Investments and other assets	$ 7,874,075	$ 9,572,548	$7,530,551	$4,944,830
Deferred policy acquisition costs and value of business acquired	2,580,806	956,436	528,310	15,575
Goodwill	10,192	48,008	—	—
Total assets	$10,465,073	$10,576,992	$8,058,861	$4,960,405

	Asset Protection	Corporate and Other	Adjustments	Total Consolidated
Investments and other assets	$ 878,280	$4,424,754	$26,136	$35,251,174
Deferred policy acquisition costs and value of business acquired	114,615	4,579	—	4,200,321
Goodwill	62,671	83	—	120,954
Total assets	$1,055,566	$4,429,416	$26,136	$39,572,449

23. CONSOLIDATED QUARTERLY RESULTS—UNAUDITED

The Company's unaudited consolidated quarterly operating data for the year ended December 31, 2009 and 2008 is presented below. In the opinion of management, all adjustments (consisting only of normal recurring items) necessary for a fair statement of quarterly results have been reflected in the following data. It is also management's opinion, however, that quarterly operating data for insurance enterprises are not necessarily indicative of results that may be expected in succeeding quarters or years. In order to obtain a more accurate indication of performance, there should be a review of operating results, changes in shareowners' equity, and cash flows for a period of several quarters.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(Dollars In Thousands, Except Per Share Amounts)			
2009				
Premiums and policy fees	$ 659,152	$ 679,989	$ 652,497	$ 698,061
Reinsurance ceded	(358,299)	(394,225)	(351,664)	(422,865)
Net of reinsurance ceded	300,853	285,764	300,833	275,196
Net investment income	421,685	431,144	409,956	402,251
Realized investment gains (losses)	(39,236)	28,837	(60,932)	13,527
Other income	38,663	39,586	41,222	178,677
Total revenues	721,965	785,331	691,079	869,651
Benefits and expenses	689,809	645,113	649,443	666,883
Income before income tax	32,156	140,218	41,636	202,768
Income tax expense	10,021	49,461	14,051	71,757
Net income	$ 22,135	$ 90,757	$ 27,585	$ 131,011
Net income (loss) per share—basic	$ 0.31	$ 1.17	$ 0.32	$ 1.51
Average shares outstanding—basic	70,850,571	77,893,480	86,481,240	86,491,754
Net income (loss) per share—diluted	$ 0.31	$ 1.16	$ 0.32	$ 1.50
Average shares outstanding—diluted	71,392,134	78,528,511	87,372,659	87,459,899
2008				
Premiums and policy fees	$ 662,404	$ 678,873	$ 664,464	$ 686,812
Reinsurance ceded	(371,072)	(423,774)	(366,734)	(421,230)
Net of reinsurance ceded	291,332	255,099	297,730	265,582
Net investment income	408,465	438,941	423,522	404,236
Realized investment gains (losses)	(29,702)	(47,324)	(259,111)	(131,698)
Other income	45,509	47,983	47,943	47,057
Total revenues	715,604	694,699	510,084	585,177
Benefits and expenses	662,015	637,220	670,026	611,434
Income (loss) before income tax	53,589	57,479	(159,942)	(26,257)
Income tax expense (benefit)	17,707	19,295	(59,934)	(10,344)
Net income (loss)	$ 35,882	$ 38,184	$ (100,008)	$ (15,913)
Net income (loss) per share—basic	$ 0.50	$ 0.54	$ (1.41)	$ (0.22)
Average shares outstanding—basic	71,080,703	71,116,961	71,115,365	71,122,593
Net income (loss) per share—diluted	$ 0.50	$ 0.53	$ (1.41)	$ (0.22)
Average shares outstanding—diluted	71,453,824	71,442,599	71,115,365(1)	71,122,593(1)

(1) Per the earnings per share guidance, the ASC Earnings Per Share Topic, no potential common shares are included in the computation of diluted per share amounts when a loss from operations exists. See Note 15, *Earnings (Loss) Per Share* for additional information.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareowners of
Protective Life Corporation:

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Protective Life Corporation and its subsidiaries (the "Company") at December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedules listed in the accompanying index appearing under Item 15(2) present fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and financial statement schedules, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in "Management's Report on Internal Controls Over Financial Reporting" appearing under Item 9A. Our responsibility is to express opinions on these financial statements, on the financial statement schedules, and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Note 2 to the consolidated financial statements, the Company changed its method of accounting for the recognition and presentation of other-than-temporary-impairments effective January 1, 2009. Additionally, the Company changed its measurement and disclosures related to the determination of fair value effective January 1, 2008, and its methods of accounting for deferred acquisition costs in connection with modifications or exchanges of insurance contracts, uncertainty in income taxes, certain hybrid financial instruments, and the servicing of financial assets, effective January 1, 2007.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Birmingham, Alabama
February 26, 2010

SCHEDULE II—CONDENSED FINANCIAL INFORMATION OF REGISTRANT
STATEMENTS OF INCOME (LOSS)
PROTECTIVE LIFE CORPORATION
(Parent Company)

	For The Year Ended December 31,		
	2009	2008	2007
	(Dollars In Thousands)		
Revenues			
Dividends from subsidiaries*	$ 929	$ 2,745	$ 6,060
Service fees from subsidiaries*	133,253	133,090	123,921
Net investment income (loss)	9,540	(481)	827
Realized investment gains (losses)	(1,114)	(22,793)	552
Other income	106	737	16,975
Total revenues	142,714	113,298	148,335
Expenses			
Operating and administrative	67,669	58,029	63,930
Interest—subordinated debt	22,985	22,985	22,985
Interest—other	67,227	46,771	37,401
Total expenses	157,881	127,785	124,316
Income (loss) before income tax and other items below	(15,167)	(14,487)	24,019
Income tax (benefit) expense	(5,813)	(10,853)	(5,211)
Income (loss) before equity in undistributed income (loss) of subsidiaries	(9,354)	(3,634)	29,230
Equity in undistributed income (loss) of subsidiaries*	280,842	(38,221)	260,336
Net income (loss)	$271,488	$(41,855)	$289,566

See Notes to Consolidated Financial Statements

* Eliminated in Consolidation

SCHEDULE II—CONDENSED FINANCIAL INFORMATION OF REGISTRANT
BALANCE SHEETS
PROTECTIVE LIFE CORPORATION
(Parent Company)

	As of December 31,	
	2009	2008
	(Dollars In Thousands)	
Assets		
Investments:		
Fixed maturities	$ 36	$ 136
Equity securities	40,373	33,901
Surplus notes from affiliate	980,000	130,000
Other long-term investments	—	2,561
Short-term investments	7,750	2,961
Investments in subsidiaries (equity method)*	3,800,042	1,998,817
Total investments	4,828,201	2,168,376
Cash	5	3,037
Receivables from subsidiaries*	38,362	32,842
Property and equipment, net	1,071	1,505
Goodwill	10,275	10,275
Income tax receivable	—	1,573
Other	4	75
Total assets	$4,877,918	$ 2,217,683
Liabilities		
Accrued expenses and other liabilities	$ 122,688	$ 98,618
Accrued income taxes	1,664	—
Deferred income taxes	5,840	12,637
Notes to affiliates	99,310	105,738
Long-term debt	1,644,852	714,852
Subordinated debt securities	524,743	524,743
Total liabilities	2,399,097	1,456,588
Commitments and contingencies—Note 11		
Shareowners' equity		
Common stock	$ 44,388	$ 36,626
Additional paid-in-capital	576,887	448,481
Treasury stock	(25,929)	(26,978)
Unallocated stock in employee stock ownership plan	—	(474)
Retained earnings, including undistributed income of subsidiaries: (2009—$2,641,641; 2008—$2,360,799)	2,204,644	1,970,496
Accumulated other comprehensive income		
Net unrealized gains (losses) on investments, all from subsidiaries, net of income tax: (2009—$(121,737); 2008—$(863,520))	(225,648)	(1,575,028)
Net unrealized gains (losses) relating to other-than-temporary impaired for which a portion has been recognized in earnings, net of income tax; (2009—$(16,704); 2008 -$0)	(31,021)	—
Accumulated gain (loss)—hedging, net of income tax: (2009—$(10,182); 2008—$(25,980))	(18,327)	(46,762)
Minimum pension liability adjustment, net of income tax: (2009—$(24,862); 2008—$(24,374))	(46,173)	(45,266)
Total shareowners' equity	2,478,821	761,095
Total liabilities and shareowners' equity	$4,877,918	$ 2,217,683

See Notes to Consolidated Financial Statements

* Eliminated in Consolidation

SCHEDULE II—CONDENSED FINANCIAL INFORMATION OF REGISTRANT STATEMENTS OF CASH FLOWS PROTECTIVE LIFE CORPORATION (Parent Company)

	For The Year Ended December 31,		
	2009	2008	2007
	(Dollars In Thousands)		
Cash flows from operating activities			
Net income (loss)	$ 271,488	$ (41,855)	$ 289,566
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Realized investment (gains) losses	1,114	22,793	(552)
Equity in undistributed net income (loss) of subsidiaries*	(280,842)	38,221	(260,336)
Depreciation expense	434	407	343
Receivables from subsidiaries*	(5,520)	4,237	(197)
Income tax receivable	1,573	29,934	(30,938)
Deferred income taxes	(6,978)	(14,510)	4,723
Accrued income taxes	639	—	(6,498)
Accrued expenses and other liabilities	36,743	4	11,060
Other, net	(3,244)	14,176	38,135
Net cash provided by operating activities	15,407	53,407	45,306
Cash flows from investing activities			
Purchase of and/or additional investments in subsidiaries*	(174,496)	(118,253)	(88,534)
Purchase of non-recourse funding obligations	(850,000)	(130,000)	—
Investments available-for-sale:			
Maturities and principal reductions of investments	—	1,511	—
Sale of investments	(175)	475	757
Cost of investments acquired	—	(36)	(116)
Change in other long-term investments	10,593	(9,132)	
Change in short-term investments, net	(4,789)	(2,961)	2,000
Purchase of property and equipment	—	(462)	(1,188)
Sales of property and equipment	—	379	—
Sale of marketing subsidiary	—	—	21,425
Net cash used in investing activities	(1,018,867)	(258,479)	(65,656)
Cash flows from financing activities			
Borrowings under long-term debt	1,052,000	155,000	150,000
Principal payments on line of credit arrangements and long-term debt	(122,000)	—	(64,600)
Issuance of common stock	132,575	—	—
Borrowings from affiliates*	—	105,738	—
Payments to affiliates*	(6,428)	—	—
Dividends to shareowners	(37,339)	(57,010)	(62,381)
Excess tax benefits on stock based compensation	—	—	1,712
Other financing activities, net	(18,380)	—	—
Net cash provided by financing activities	1,000,427	203,728	24,731
Change in cash	(3,032)	(1,344)	4,381
Cash at beginning of year	3,037	4,381	—
Cash at end of year	$ 5	$ 3,037	$ 4,381

See Notes to Consolidated Financial Statements

* Eliminated in Consolidation

SCHEDULE II—CONDENSED FINANCIAL INFORMATION
OF REGISTRANT
PROTECTIVE LIFE CORPORATION
(Parent Company)
NOTES TO CONDENSED FINANCIAL INFORMATION

The Company publishes consolidated financial statements that are its primary financial statements. Therefore, this parent company condensed financial information is not intended to be the primary financial statements of the Company, and should be read in conjunction with the consolidated financial statements and notes, including the discussion of significant accounting policies, thereto of Protective Life Corporation and subsidiaries.

1. BASIS OF PRESENTATION

Nature of Operations

Protective Life Corporation ("the Company" or "PLC") is a holding company whose subsidiaries provide financial services through the production, distribution, and administration of insurance and investment products.

2. DEBT AND OTHER OBLIGATIONS

Long-Term Debt and Subordinated Debt Securities

Long-term debt and subordinated debt securities are summarized as follows:

	As of December 31,	
	2009	2008
	(Dollars In Thousands)	
Long-term debt (year of issue):		
Notes payable to banks	$ 285,000	$155,000
7.45% Medium-Term Notes (1996), due 2011	9,852	9,852
4.30% Senior Notes (2003), due 2013	250,000	250,000
4.875% Senior Notes (2004), due 2014	150,000	150,000
6.40% Senior Notes (2007), due 2018	150,000	150,000
7.375% Senior Notes (2009), due 2019	400,000	—
8.00% Senior Notes (2009), due 2024, callable 2014	100,000	—
8.45% Senior Notes (2009), due 2039	300,000	—
Total long-term debt	$1,644,852	$714,852
Subordinated debt securities (year of issue):		
7.50% Subordinated Debentures (2001), due 2031, callable 2006	$ 103,093	$103,093
7.25% Subordinated Debentures (2002), due 2032, callable 2007	118,557	118,557
6.12% Subordinated Debentures (2004), due 2034, callable 2009	103,093	103,093
7.25% Capital Securities (2006), due 2066, callable 2011	200,000	200,000
Total subordinated debt securities	$ 524,743	$524,743

For the next five years, the Company's future maturities of long-term debt, excluding notes payable to banks, and subordinated debt securities are $9.9 million in 2011, $250.0 million in 2013, $150.0 million in 2014, and $1,474.7 million thereafter.

Under a revolving line of credit arrangement, we have the ability to borrow on an unsecured basis up to an aggregate principal amount of $500 million (the "Credit Facility"). We have the right in certain circumstances to request that the commitment under the Credit Facility be increased up to a maximum principal amount of $600 million. Balances outstanding under the Credit Facility accrue interest at a rate equal to (i) either the prime rate or the London Interbank Offered Rate ("LIBOR"), plus (ii) a spread based on the ratings of our senior unsecured long-term debt. The Credit Agreement provides that we are liable for the full amount of any obligations for borrowings or letters of credit, including those of PLICO, under the Credit Facility. The maturity date on the Credit Facility is April 16, 2013. There was an outstanding balance of $285.0 million at an interest rate of LIBOR plus 0.40% under the Credit Facility as of December 31, 2009. Of this amount, $180.0 million was used to purchase non-recourse funding obligations issued by an indirect, wholly owned special-purpose financial captive insurance company. For additional information related to special purpose financial captives, see "Capital Resources". The Company was not aware of any non-compliance with the financial debt covenants of the Credit Facility as of December 31, 2009.

Limited amounts of the 7.45% Medium-Term Notes may be redeemed upon the death of the beneficial owner of the notes.

The Company has also accessed capital from subordinated debt securities issued to wholly owned subsidiary trusts. Securities currently outstanding were offered through a series of trusts (PLC Capital Trust III, PLC Capital Trust IV, and PLC Capital Trust V). These trusts were formed solely to issue preferred securities (TOPrS) and use the proceeds thereof to purchase the Company's subordinated debentures. The sole assets of the trusts are these subordinated debt securities. The Company irrevocably guarantees the principal obligations of the trusts. Under the terms of the subordinated debentures, the Company has the right to extend interest payment periods up to five consecutive years. Consequently, dividends on the preferred securities may be deferred (but will continue to accumulate, together with additional dividends on any accumulated but unpaid dividends at the dividend rate) by the trusts during any such extended interest payment period.

In connection with the Chase Insurance Group acquisition, on July 3, 2006, the Company issued $200.0 million of 7.25% Capital Securities due 2066 (the "Capital Securities"), from which net proceeds of approximately $193.8 million were received. Under the terms of the Capital Securities, the Company has the option to defer interest payments, subject to certain limitations, for periods of up to five consecutive years. The Capital Securities are redeemable at the Company's option on or after June 30, 2011.

In December 2007, the Company issued a new series of debt securities of $150.0 million of 6.40% Senior Notes due 2018 (the "Senior Notes"), from which net proceeds of approximately $148.7 million were received. The Company used approximately $98.0 million of the proceeds from the offering of the Senior Notes to repay outstanding bank indebtedness. Under the terms of the Senior Notes, interest on the Senior Notes will be payable semi-annually in arrears on January 15 and July 15, with the first payment being made on July 15, 2008, and on the maturity date, January 15, 2018.

On October 9, 2009, the Company closed on offerings of $400 million of its senior notes due in 2019, $100 million of its senior notes due in 2024, and $300 million of its senior notes due in 2039, for an aggregate principal amount of $800 million. These senior notes were offered and sold pursuant to the Company's shelf registration statement on Form S-3. The Company used the net proceeds from the offering of the Notes to purchase $800 million in aggregate principal amount of newly-issued surplus notes of Golden Gate. Golden Gate used a portion of the proceeds from the sale of the surplus notes to the Company to repurchase at a discount $800 million in aggregate principal amount of its outstanding Series A floating rate surplus notes that were held by third parties. This repurchase resulted in a $126.3 million pre-tax gain, net of deferred issue costs. As a result of these transactions, PLC is the sole holder of the total $980.0 million of outstanding Golden Gate surplus notes, which is eliminated at the consolidated level.

Interest Expense

The Company uses interest rate swap agreements to convert a portion of our debt from a fixed interest rate to a floating rate. These interest rate swap agreements do not qualify as hedges of the corresponding long-term debt or subordinated debt securities. Interest expense on long-term debt and subordinated debt securities totaled $90.2 million, $69.8 million, and $60.4 million in 2009, 2008, and 2007, respectively. The $20.4 million increase in 2009, compared to 2008 related to an increase in borrowings on the Company's credit facility and increased interest expense from the $800 million of senior notes the Company issued during 2009.

3. COMMITMENTS AND CONTINGENCIES

The Company is contingently liable to obtain a $20 million letter of credit under indemnity agreements with directors. Such agreements provide insurance protection in excess of the directors' and officers' liability insurance in-force at the time up to $20 million. Should certain events occur constituting a change in control, the Company must obtain the letter of credit upon which directors may draw for defense or settlement of any claim relating to performance of their duties as directors. The Company has similar agreements with certain of its officers providing up to $10 million in indemnification that are not secured by the obligation to obtain a letter of credit. These obligations are in addition to the customary obligation to indemnify officers and directors contained in the Company's bylaws.

The Company leases administrative and marketing office space with an aggregate annualized rent of less than $0.7 million. Additionally, the Company leases a building contiguous to its home office. The lease extends to January 2014. At the end of the lease term the Company may purchase the building for approximately $75 million. The following is a schedule by year of future minimum rental payments required under this lease:

Year	Amount
	(Dollars In Thousands)
2010	$ 693
2011	693
2012	697
2013	695
2014	75,000

In connection with the issuance of non-recourse funding obligations by Golden Gate Captive Insurance Company ("Golden Gate"), a wholly owned subsidiary of Protective Life Insurance Company, the Company's largest subsidiary, the Company has agreed to indemnify Golden Gate for certain costs and obligations (which obligations do not include payment of principal and interest on the notes). In addition, the Company has entered into certain support agreements with Golden Gate obligating the Company to make capital contributions to Golden Gate or provide support related to certain of Golden Gate's expenses and in certain circumstances, to collateralize certain of the Company's obligations to Golden Gate.

In connection with the issuance of non-recourse funding obligations by Golden Gate II Captive Insurance Company ("Golden Gate II") a wholly owned subsidiary of Protective Life Insurance Company, the Company's largest subsidiary, the Company has entered into certain support agreements with Golden Gate II obligating it to provide support payments to Golden Gate II under certain adverse interest rate conditions and to the extent of any reduction in the reinsurance premiums received by Golden Gate II due to an increase in the premium rates charged to Protective Life under its third-party yearly renewable term reinsurance agreements that reinsure a portion of the mortality risk of the policies that are ceded to Golden Gate II. In addition, the Company has entered into a support agreement with Golden Gate II obligating it to pay or make capital contributions to Golden Gate II in respect of certain of Golden Gate

II's expenses and in certain circumstances to collateralize certain of the Company's obligations to Golden Gate II. In addition, at the time Golden Gate II sold surplus notes for deposits into certain Delaware Trusts (the "Trusts") which in turn issued securities (the "Securities"), the Company agreed, under certain circumstances, to make certain liquidity advances to the Trusts not in excess of specified amounts of assets held in a reinsurance trust of which Protective Life is the beneficiary and Golden Gate II is the grantor in the event that the Trusts do not have sufficient funds available to fully redeem the Securities at the stated maturity date. The obligation to make any such liquidity advance is subject to it having a first priority security interest in the residual interest in such reinsurance trust and in the surplus notes.

4. SHAREOWNERS' EQUITY

Activity in the Company's issued and outstanding Common Stock is summarized as follows:

	Issued Shares	Treasury Shares	Outstanding Shares
Balance, December 2006	73,251,960	3,287,312	69,964,648
Reissuance of treasury stock	—	(184,414)	184,414
Balance, December 2007	73,251,960	3,102,898	70,149,062
Reissuance of treasury stock	—	243,255	(243,255)
Balance, December 2008	73,251,960	3,346,153	69,905,807
Shares issued	15,525,000	—	15,525,000
(Reissuance of)/deposits of treasury stock	—	(149,996)	149,996
Balance, December 2009	88,776,960	3,196,157	85,580,803

Shareowners have authorized 4,000,000 shares of Preferred Stock, $1.00 par value. Other terms, including preferences, voting, and conversion rights, may be established by the Board of Directors. None of these shares have been issued as of December 31, 2009.

5. SUPPLEMENTAL CASH FLOW INFORMATION

	For The Year Ended December 31,		
	2009	2008	2007
	(Dollars In Thousands)		
Cash paid during the year for:			
Interest paid on debt	$75,843	$ 73,681	$63,686
Income taxes (reduced by amounts received from affiliates under a tax sharing agreement)	$ (921)	$(40,251)	$26,457
Noncash investing and financing activities:			
Reissuance of treasury stock to ESOP	$ —	$ 1,874	$ 787
Change in unallocated stock in ESOP	$ 474	$ 379	$ 379
Stock-based compensation	$ 3,567	$ 3,146	$ 6,149

6. DERIVATIVE FINANCIAL INSTRUMENTS

The Company utilizes a risk management strategy that incorporates the use of derivative financial instruments to reduce exposure to interest rate risk, inflation risk, currency exchange risk, and equity market risk. These strategies are developed through the asset/liability committee's analysis of data from financial simulation models and other internal and industry sources and are then incorporated into the Company's risk management program.

Derivative instruments expose the Company to credit and market risk and could result in material changes from period to period. The Company minimizes its credit risk by entering into transactions with highly rated counterparties. The Company manages the market risk associated with interest rate and foreign exchange contracts by establishing and monitoring limits as to the types and degrees of risk that may be undertaken. The Company monitors its use of derivatives in connection with its overall asset/ liability management programs and strategies.

The Company has sold credit default protection on liquid traded indices to enhance the return on its investment portfolio. These credit default swaps create credit exposure similar to an investment in publicly issued fixed maturity cash investments. Outstanding credit default swaps relate to the Investment Grade Series 9 Index and have terms to December 2017. Defaults within the Investment Grade Series 9 Index that exceeded the 10% attachment point would require the Company to perform under the credit default swaps, up to the 15% exhaustion point. The maximum potential amount of future payments (undiscounted) that the Company could be required to make under the credit derivatives is $25.0 million. As of December 31, 2009, the fair value of the credit derivatives was a liability of $2.2 million. As of December 31, 2009, the Company had collateral of $2.1 million posted with the counterparties to credit default swaps. The collateral is counterparty specific and is not tied to any one contract. If the credit default swaps needed to be settled immediately, the Company would not need to post an additional payment of $0.1 million.

As a result of the ongoing disruption in the credit markets, the fair value of these derivatives has fluctuated in response to changing market conditions. The Company believes that the unrealized loss recorded on the $25.0 million notional of credit default swaps is not indicative of the economic value of the investment.

The Company records its derivative instruments on the balance sheet in "other long-term investments" and "other liabilities" in accordance with GAAP which requires that all derivative instruments be recognized in the balance sheet at fair value. The accounting for changes in fair value of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, a company must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, cash flow hedge, or a hedge related to foreign currency exposure. For derivatives that are designated and qualify as cash flow hedges, the effective portion of the gain or loss realized on the derivative instrument is reported as a component of other comprehensive income and reclassified into earnings in the same period during which the hedged transaction impacts earnings. The remaining gain or loss on these derivatives is recognized as ineffectiveness in current earnings during the period of the change. For derivatives that are designated and qualify as fair value hedges, the gain or loss on the derivative instrument as well as the offsetting loss or gain on the hedged item attributable to the hedged risk are recognized in current earnings during the period of change in fair values. Effectiveness of the Company's hedge relationships is assessed on a quarterly basis. The Company accounts for changes in fair values of derivatives that are not part of a qualifying hedge relationship through earnings in the period of change. Changes in the fair value of derivatives that are recognized in current earnings are reported in "realized investment gains (losses)—derivative financial instruments".

SCHEDULE III—SUPPLEMENTARY INSURANCE INFORMATION
PROTECTIVE LIFE CORPORATION AND SUBSIDIARIES

Segment	Deferred Policy Acquisition Costs and Value of Businesses Acquired	Future Policy Benefits and Claims	Unearned Premiums	Stable Value Products, Annuity Contracts and Other Policyholders' Funds	Net Premiums and Policy Fees	Net Investment Income[1]	Benefits and Settlement Expenses	Amortization of Deferred Policy Acquisitions Costs and Value of Businesses Acquired	Other Operating Expenses[1]
	(Dollars In Thousands)								
For The Year Ended December 31, 2009:									
Life Marketing	$2,277,256	$ 9,969,274	$ 539,061	$ 234,467	$ 653,441	$ 362,108	$ 782,372	$144,125	$ 32,073
Acquisitions	839,829	5,878,326	21,805	3,896,074	261,516	479,743	532,992	59,025	14,768
Annuities	430,705	1,296,249	54,748	6,248,437	33,831	440,097	350,850	81,928	26,294
Stable Value Products	12,112	—	—	3,581,150	—	221,688	154,555	3,471	3,565
Asset Protection	97,499	96,027	603,030	2,504	187,294	33,157	127,314	55,120	71,340
Corporate and Other	5,949	87,404	2,344	44,635	26,564	128,243	29,896	1,900	179,660
Adjustments[2]	—	—	—	—	—	—	—	—	—
Total	$3,663,350	$17,327,280	$1,220,988	$14,007,267	$1,162,646	$1,665,036	$1,977,979	$345,569	$327,700
For The Year Ended December 31, 2008:									
Life Marketing	$2,580,807	$ 9,453,325	$ 461,971	$ 168,831	$ 576,540	$ 350,053	$ 704,955	$ 94,422	$ 35,427
Acquisitions	956,436	5,994,213	24,814	4,303,017	276,740	530,028	580,271	74,384	21,145
Annuities	528,310	1,347,802	61,995	5,254,486	34,332	347,551	310,800	616	25,622
Stable Value Products	15,575	—	—	4,960,405	—	328,353	237,608	4,467	5,827
Asset Protection	114,615	122,061	700,410	3,024	192,294	38,656	106,737	57,704	97,991
Corporate and Other	4,578	91,123	2,665	49,382	29,837	80,523	36,170	2,149	184,400
Adjustments[2]	—	—	—	—	—	—	—	—	—
Total	$4,200,321	$17,008,524	$1,251,855	$14,739,145	$1,109,743	$1,675,164	$1,976,541	$233,742	$370,412
For The Year Ended December 31, 2007:									
Life Marketing	$2,071,508	$ 8,927,721	$ 380,476	$ 408,616	$ 539,777	$ 325,118	$ 635,063	$106,094	$ 72,908
Acquisitions	950,174	6,032,479	17,322	5,044,135	300,156	578,965	633,971	79,239	48,207
Annuities	221,516	1,058,954	30,975	3,439,841	34,163	267,308	240,210	27,685	22,891
Stable Value Products	16,359	—	—	5,035,479	—	300,201	241,460	4,199	4,311
Asset Protection	140,568	103,787	749,454	58,487	218,233	39,100	106,812	82,280	98,736
Corporate and Other	368	99,555	1,585	76,238	34,010	165,242	36,191	773	174,583
Adjustments[2]	—	26,999	—	—	—	—	—	—	—
Total	$3,400,493	$16,249,495	$1,179,812	$14,062,796	$1,126,339	$1,675,934	$1,893,707	$300,270	$421,636

(1) Allocations of Net Investment Income and Other Operating Expenses are based on a number of assumptions and estimates and results would change if different methods were applied.

(2) Balance Sheet adjustments represent the inclusion of assets related to discontinued operations.

SCHEDULE IV—REINSURANCE
PROTECTIVE LIFE CORPORATION AND SUBSIDIARIES

	Gross Amount	Ceded to Other Companies	Assumed from Other Companies	Net Amount	Percentage of Amount Assumed to Net
		(Dollars In Thousands)			
For The Year Ended December 31, 2009:					
Life insurance in-force	$755,263,432	$515,136,471	$19,826,424	$259,953,385	7.6%
Premiums and policy fees:					
Life insurance	2,145,457	1,317,933	97,450	924,974	10.5
Accident/health insurance	25,897	24,216	2,482	4,163	59.6
Property and liability insurance	337,450	184,904	80,963	233,509	34.7
Total	$ 2,508,804	$ 1,527,053	$ 180,895	$ 1,162,646	
For The Year Ended December 31, 2008:					
Life insurance in-force	$754,425,286	$540,561,213	$21,182,706	$235,046,779	9.0%
Premiums and policy fees:					
Life insurance	2,092,550	1,360,062	101,483	833,971	12.2
Accident/health insurance	72,781	32,831	3,941	43,891	9.0
Property and liability insurance	339,310	189,918	82,489	231,881	35.6
Total	$ 2,504,641	$ 1,582,811	$ 187,913	$ 1,109,743	
For The Year Ended December 31, 2007:					
Life insurance in-force	$747,423,376	$531,984,866	$17,758,675	$233,197,185	7.6%
Premiums and policy fees:					
Life insurance	2,120,080	1,391,015	123,673	852,738	14.5
Accident/health insurance	88,358	34,785	5,293	58,866	9.0
Property and liability insurance	318,969	174,884	70,650	214,735	32.9
Total	$ 2,527,407	$ 1,600,684	$ 199,616	$ 1,126,339	

SCHEDULE V—VALUATION AND QUALIFYING ACCOUNTS
PROTECTIVE LIFE CORPORATION AND SUBSIDIARIES

Description	Balance at beginning of period	Additions: Charged to costs and expenses	Additions: Charges to other accounts	Deductions	Balance at end of period
	(Dollars In Thousands)				
2009					
Allowance for losses on commercial mortgage loans	$ 2,230	$3,320	$—	$ (3,825)	$ 1,725
Bad debt reserve associated with Lender's Indemnity product line	30,611	$ —	—	(30,611)	—
2008					
Allowance for losses on commercial mortgage loans	$ 475	$1,755	$—	$ —	$ 2,230
Bad debt reserve associated with Lender's Indemnity product line	29,745	866	—	—	30,611
2007					
Allowance for losses on commercial mortgage loans	$ 475	$2,890	$—	$ (2,890)	$ 475
Bad debt reserve associated with Lender's Indemnity product line	27,100	2,645	—	—	29,745

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None

Item 9A. Controls and Procedures

(a) Disclosure controls and procedures

In order to ensure that the information the Company must disclose in its filings with the Securities and Exchange Commission is recorded, processed, summarized and reported on a timely basis, the Company's management, with the participation of its Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the design and operation of its disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d- 15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")). Based on their evaluation as of the end of the period covered by this Form 10-K, the Company's Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures were effective. It should be noted that any system of controls, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. Further, the design of any control system is based in part upon certain judgments, including the costs and benefits of controls and the likelihood of future events. Because of these and other inherent limitations of control systems, no evaluation of controls can provide absolute assurance that all control issues, if any, within the Company have been detected.

(b) Management's report on internal controls over financial reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. The Company's internal control over financial reporting includes those policies and procedures that:

- pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company;
- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2009. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in *Internal Control-Integrated Framework.*

Based on the Company's assessment of internal control over financial reporting, management has concluded that, as of December 31, 2009, the Company's internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2009, has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report included in Item 8.

February 26, 2010

(c) Changes in internal control over financial reporting

There have been no changes in the Company's internal control over financial reporting that occurred during the period ended December 31, 2009, that have materially affected, or are reasonably likely to materially affect, such internal control over financial reporting. The Company's internal controls exist within a dynamic environment and the Company continually strives to improve its internal controls and procedures to enhance the quality of its financial reporting.

Item 9B. Other Information

None

PART III

Item 10. Directors and Executive Officers and Corporate Governance

The information regarding Executive Officers called for by this item is included in Item 1.

Audit Committee Financial Expert

The Board has determined that the Company has at least one "audit committee financial expert," as defined under applicable United States Securities and Exchange Commission (the "SEC") rules and regulations, and has determined that Ms. Wilson is an audit committee financial expert. While Ms. Wilson possesses the attributes of an "audit committee financial expert," as defined under applicable SEC rules and regulations, she is not and never has been an accountant or an auditor, and this financial expert designation does not impose any duties, obligations or liabilities that are greater than the duties, obligations and liabilities imposed by being a member of the Audit Committee or the Board. The Board has also determined that Ms. Wilson is "independent" as defined under the listing standards of the New York Stock Exchange and the independence standards for audit committee members in the Securities Exchange Act of 1934 and rules thereunder.

The remaining information called for by this item is incorporated by reference to "Election of Directors", "Section 16(a) Beneficial Ownership Reporting Compliance", "Corporate Governance", "Audit Committee" and "Board Composition, Qualifications, and Nominations" in the Company's definitive proxy statement for the Annual Meeting of Shareowners to be held May 10, 2010.

Item 11. Executive Compensation

The information called for by this Item is incorporated by reference to "Executive Compensation" and "Compensation Committee Interlocks and Insider Participation" in the Company's definitive proxy statement for the Annual Meeting of Shareowners to be held May 10, 2010.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information called for by this Item is incorporated by reference to "Beneficial Ownership" in the Company's definitive proxy statement for the Annual Meeting of Shareowners to be held May 10, 2010.

Item 13. Certain Relationships and Related Transactions and Director Independence

The information called for by this Item is incorporated herein by reference to "Director Independence" and "Related Party Transactions" in the Company's definitive proxy statement for the Annual Meeting of Shareowners to be held May 10, 2010.

Item 14. Principal Accountant Fees and Services

The information called for by this Item is incorporated herein by reference to "Independent Accountant Fees and Services" in the Company's definitive proxy statement for the Annual Meeting of Shareowners to be held May 10, 2010.

PART IV

Item 15. Exhibits and Financial Statement Schedules

The following documents are filed as part of this report:

1. Financial Statements (See Item 8, *Financial Statements and Supplementary Data*)
2. Financial Statement Schedules:

   The Report of Independent Registered Public Accounting Firm which covers the financial statement schedules appears on page 197 of this report. The following schedules are located in this report on the pages indicated.

	Page
Schedule II—Condensed Financial Information of Registrant	199
Schedule III—Supplementary Insurance Information	207
Schedule IV—Reinsurance	208
Schedule V—Valuation and Qualifying Accounts	209

   All other schedules to the consolidated financial statements required by Article 7 of Regulation S-X are not required under the related instructions or are inapplicable and therefore have been omitted.

3. Exhibits:

   The items listed below are included as exhibits. The Company will furnish a copy of any of the exhibits listed upon the payment of $5.00 per exhibit to cover the cost of furnishing the exhibit.

Item Number	Document
*2(a)	Stock Purchase Agreement Among Banc One Insurance Holdings, Inc., CBD Holdings Ltd., JPMorgan Chase & Co. and Protective Life Insurance Company dated as of February 7, 2006, filed as Exhibit 2.01 to the Company's Current Report on Form 8-K filed February 13, 2006. (No. 001-11339)
*2(b)	Transaction Agreement by and among Protective Life Corporation, Bonifay Holding Company, Inc., The Bank of Bonifay and Michael A. Medley dated as of December 1, 2008, filed as Exhibit 2.1 to the Company's Current Report on Form 8-K filed December 5, 2008. (No. 001-11339)
2(b)(1)	First Amendment to Transaction Agreement by and among Protective Life Corporation, Bonifay Holding Company, Inc., The Bank of Bonifay and Michael A. Medley dated as of December 11, 2008.
*2(b)(2)	Termination of Transaction Agreement by and among Protective Life Corporation, Bonifay Holding Company, Inc., The Bank of Bonifay and Michael A. Medley dated as of December 1, 2008 and subsequent amendment dated December 11, 2008, filed on the Company's Current Report on Form 8-K filed on April 1, 2009. (No. 001-11339)
*3(a)	1998 Restated Certificate of Incorporation of the Company filed with the Secretary of State of Delaware on November 12, 1998, filed as Exhibit 3(a) to the Company's Annual Report on Form 10-K/A for the year ended December 31, 1998. (No. 001-12332)
*3(b)	2004 Amended and Restated By-laws of the Company, as adopted August 2, 2004, filed as Exhibit 4(b) to the Company's Registration Statement on Form S-3 filed December 30, 2004. (No. 333-121791)

Item Number	Document
*4(a)	Reference is made to Exhibit 3(a) above. (No. 001-12332)
*4(b)	Reference is made to Exhibit 3(b) above. (No. 333-121791)
*4(c)	Certificate of Trust of PLC Capital Trust III filed as Exhibit 4(bb) to the Company's Registration Statement on Form S-3 filed July 8, 1997. (No. 333-30965)
*4(d)	Declaration of Trust of PLC Capital Trust III filed as Exhibit 4 (ee) to the Company's Registration Statement on Form S-3 filed July 8, 1997. (No. 333-30965)
*4(e)	Form of Amended and Restated Declaration of Trust of PLC Capital III, dated August 22, 2001 filed as Exhibit 4.3 to the Company's Current Filing on Form 8-K filed August 22, 2001. (No. 001-12332)
*4(f)	Form of Preferred Security Certificate for PLC Capital Trust III (included in Exhibit 4(e)). (No. 001-12332)
*4(g)	Preferred Securities Guarantee Agreement, dated August 22, 2001 with respect to Preferred Securities issued by PLC Capital Trust III filed as Exhibit 4.4 to the Company's Current Report on Form 8-K filed August 23, 2001. (No. 001-12332)
*4(h)	Certificate of Trust of PLC Capital Trust IV filed as Exhibit 4(cc) to the Company's Registration Statement on Form S-3 filed July 8, 1997. (No. 333-30905)
*4(i)	Declaration of Trust of PLC Capital Trust IV filed as Exhibit 4(ff) to the Company's Registration Statement on Form S-3 filed July 8, 1997. (No. 333-30905)
*4(j)	Form of Amended and Restated Declaration of Trust for PLC Capital Trust IV filed as Exhibit 4.2 to the Company's Current Report on Form 8-K filed September 25, 2002.
*4(k)	Form of Preferred Security Certificate for PLC Capital Trust IV (included as Exhibit A-1 of Exhibit 4(j)).
*4(l)	Form of Guarantee with respect to Preferred Securities of PLC Capital Trust IV filed as Exhibit 4(x) to the Company's Registration Statement on Form S-3 filed July 8, 1997. (No. 333-30905)
*4(m)	Certificate of Trust of PLC Capital Trust V filed as Exhibit 4(cc) to the Company's Registration Statement on Form S-3 filed May 5, 2003. (No. 333-105003)
*4(n)	Declaration of Trust of PLC Capital Trust V filed as Exhibit 4(ee) to the Company's Registration Statement on Form S-3 filed May 5, 2003. (No. 333-105003)
*4(o)	Amended and Restated Declaration of Trust of PLC Capital Trust V filed as Exhibit 4.2 to the Company's Current Report on Form 8-K filed on January 28, 2004. (No. 001-11339)
*4(p)	Form of Preferred Security Certificate for PLC Capital Trust V (included as Exhibit A-1 of Exhibit 4(o)). (No. 001-11339)
*4(q)	Preferred Securities Guarantee Agreement, dated January 27, 2004, with respect to Preferred Securities issued by PLC Capital Trust V filed as Exhibit 4.4 to the Company's Current Report on Form 8-K filed January 28, 2004. (No. 001-11339)
*4(r)	Form of Capital Security of the Company files as Exhibit 99.5 to the Company's Registration Statement on Form 8-A filed on June 30, 2006.

Item Number	Document
10(b)†	The Company's Long-Term Incentive Plan as amended and restated as of December 31, 2008.
*10(b)(3)†	Form of Performance Share Award Letter under the Company's Long-Term Incentive Plan filed as Exhibit 10(a) to the Company's Quarterly Report on Form 10-Q filed November 9, 2004. (No. 001-11339)
*10(b)(5)†	Form of Stock Appreciation Rights Award Letter under the Company's Long-Term Incentive Plan filed as Exhibit 10(b) to the Company's Quarterly Report on Form 10-Q filed November 9, 2004. (No. 001-11339)
*10(b)(8)†	Form of Restricted Stock Units Award Letter filed as Exhibit 10(a) to the Company's Current Report on Form 8-K filed on November 9, 2006. (No. 001-11339)
*10(c)(1)	Excess Benefit Plan (Amended and Restated as of December 31, 2008) filed as Exhibit 10(c)(1) to the Company's Annual Report on Form 10-K for the year ended December 31, 2008. (No. 001-11339)
*10(d)†	Form of Indemnity Agreement for Directors filed as Exhibit 19.1 to the Company's Quarterly Report on Form 10-Q filed August 14, 1986. (No. 001-12332)
*10(d)(1)†	Form of Indemnity Agreement for Officers filed as Exhibit 10(d) (1) to the Company's Annual Report on Form 10-K for the year ended December 31, 1996. (No. 001-12332)
*10(e)(3)†	Form of the Company's Amended and Restated Employment Continuation Agreement with Executive Officer filed as Exhibit 10(e)(3) to the Company's Annual Report on Form 10-K for the year ended December 31, 2008. (No. 001-11339)
†10(e)(4)	Form of the Company's Amended and Restated Employment Continuation Agreement with Senior Officer filed as Exhibit 10(e)(4) to the Company's Annual Report on Form 10-K for the year ended December 31, 2008. (No. 001-11339)
*10(e)(5)†	Form of the Company's Amended and Restated Employment Continuation Agreement with Key Officer filed as Exhibit 10(e)(5) to the Company's Annual Report on Form 10-K for the year ended December 31, 2008. (No. 001-11339)
*10(f)(2)†	Company's Deferred Compensation Plan for Directors Who Are Not Employees of the Company (as Amended and Restated as of December 31, 2008) filed as Exhibit 10(f)(2) to the Company's Annual Report on Form 10-K for the year ended December 31, 2008. (No. 001-11339)
*10(g)(3)†	Company's Deferred Compensation Plan for Officers (as Amended and Restated as of January 1, 2009) filed as Exhibit 10(g)(3) to the Company's Annual Report on Form 10-K for the year ended December 31, 2008. (No. 001-11339)
*10(h)†	Stock Plan for Non-Employee Directors of Protective Life Corporation filed as Exhibit 10 to the Company's Quarterly Report on Form 10-Q filed August 9, 2004. (No. 001-11339)
*10(i)	Amended and Restated Credit Agreement among Protective Life Corporation, Protective Life Insurance Company, the several lenders from time to time party thereto, AmSouth Bank and Wachovia Capital Markets, LLC, dated as of July 30, 2004 filed as Exhibit 10(c) to the Company's Quarterly Report on Form 10-Q filed November 9, 2004. (No. 001-11339)

Item Number	Document
*10(i)(1)	Second Amended and Restated Credit Agreement dated as of April 16, 2008 among Protective Life Corporation, Protective Life Insurance Company, the Several Lenders from Time to Time hereto and Regions Bank, Regions Capital Markets, and Wachovia Capital Markets, LLC and Bank of America, N.A. and Barclays Bank PLC, filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed April 18, 2008. (No. 001-11339)
*10(i)(2)	First Amendment to the Second Amended and Restated Credit Agreement dated as of October 2, 2009 among Protective Life Corporation, Protective Life Insurance Company, the lenders and parties thereto and Regions Bank as Administrative Agent, filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed October 6, 2009. (No. 001-11339)
*10(k)	Amended and Restated Investment and Participation Agreement dated as of January 11, 2007, among Protective Life Insurance Company and Wachovia Development Corporation, filed as Exhibit 10(c) to the Company's Quarterly Report on Form 10-Q filed May 10, 2007. (No. 001-11339)
*10(l)	Amended and Restated Guaranty dated January 11, 2007 by the Company in favor of Wachovia Development Corporation, filed as Exhibit 10(d) to the Company's Quarterly Report on Form 10-Q filed May 10, 2007. (No. 001-11339)
*10(m)	Amendment and Clarification of the Tax Allocation Agreement dated January 1, 1988 by and among Protective Life Corporation and its subsidiaries filed as Exhibit 10(h) to Protective Life Insurance Company's Annual Report on Form 10-K for the year ended December 31, 2004. (No. 001-31901)
*10(n)	Common Stock Offering of 17,525,000 common shares at $9.00 per share, Purchase agreement filed as Exhibit 1.1 to the Company's Current Report on Form 8-K filed May 19, 2009. (No. 001-11339)
10(o)	Note Sale Agreement dated as of October 15, 2009 by and between Golden Gate Captive Insurance Company, an indirect wholly-owned subsidiary of the Company, and Dr. Michael Frege, in his capacity as insolvency administrator of Lehman Brothers Bankhaus AG.
10(p)	Surplus Note Purchase Agreement dated as of October 9, 2009 between Golden Gate Captive Insurance Company, an indirect wholly-owned subsidiary of the Company and Long Island International Limited.
21	Organizational Chart of the Company and its Affiliates.
23	Consent of PricewaterhouseCoopers LLP.
24	Powers of Attorney.
31(a)	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31(b)	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32(a)	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32(b)	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

* Incorporated by Reference

† Management contract or compensatory plan or arrangement

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROTECTIVE LIFE CORPORATION

By: /s/ STEVEN G. WALKER

Steven G. Walker
Senior Vice President, Controller and Chief Accounting Officer
February 26, 2010

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Company and in the capacities and on the dates indicated.

Signature	Capacity in Which Signed	Date
/s/ JOHN D. JOHNS JOHN D. JOHNS	Chairman of the Board, President and Chief Executive Officer (Principal Executive Officer) and Director	February 26, 2010
/s/ RICHARD J. BIELEN RICH BIELEN	Vice Chairman and Chief Financial Officer (Principal Financial Officer)	February 26, 2010
/s/ STEVEN G. WALKER STEVEN G. WALKER	Senior Vice President, Controller, and Chief Accounting Officer (Principal Accounting Officer)	February 26, 2010
* JAMES S. M. FRENCH	Director	February 26, 2010
* THOMAS L. HAMBY	Director	February 26, 2010
* VANESSA LEONARD	Director	February 26, 2010

Signature	Capacity in Which Signed	Date
* CHARLES D. MCCRARY	Director	February 26, 2010
* JOHN J. MCMAHON, JR.	Director	February 26, 2010
* HANS H. MILLER	Director	February 26, 2010
* MALCOLM PORTERA	Director	February 26, 2010
* C. DOWD RITTER	Director	February 26, 2010
* WILLIAM A. TERRY	Director	February 26, 2010
* W. MICHAEL WARREN, JR.	Director	February 26, 2010
* VANESSA WILSON	Director	February 26, 2010

* John D. Johns, by signing his name hereto, does sign this document on behalf of each of the persons indicated above pursuant to powers of attorney duly executed by such persons and filed with the Securities and Exchange Commission.

By: /s/ JOHN D. JOHNS
JOHN D. JOHNS
Attorney-in-fact

Exhibit 21
to
Form 10-K
of
Protective Life Corporation
for
Fiscal Year
Ended December 31, 2009

Principal Subsidiaries of the Registrant

The following wholly owned subsidiary of Protective Life Corporation is organized under the laws of the State of Tennessee and does business under its corporate name:

Protective Life Insurance Company

The following wholly owned subsidiary of Protective Life Insurance Company is incorporated under the laws of the State of Nebraska and does business under its corporate name:

West Coast Life Insurance Company

The following wholly owned subsidiary of Protective Life Insurance Company is incorporated under the laws of the State of Alabama and does business under its corporate name:

Protective Life and Annuity Insurance Company

The following wholly owned subsidiary of Protective Life Insurance Company is incorporated under the laws of the State of Missouri and does business under its corporate name:

Lyndon Property Insurance Company

Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Form S-3 (Nos. 333-86477, 333-80769, 333-39103, 333-121791, 033-59769, 333-105003, 333-39899 and 333-151976) and Form S-8 (File Nos. 333-32420, 033-51887, 033-61847, 333-155445 and 333-155446) of Protective Life Corporation and its subsidiaries of our report dated February 26, 2010, relating to the financial statements, financial statement schedules and the effectiveness of internal control over financial reporting, which appears in this Form 10-K.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Birmingham, Alabama
February 26, 2010

Exhibit 24

PROTECTIVE LIFE CORPORATION
DIRECTOR POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that the undersigned Director of Protective Life Corporation, a Delaware corporation (the "Company"), by his/her execution hereof or upon an identical counterpart hereof, does hereby constitute and appoint John D. Johns, Richard J. Bielen, Deborah J. Long, or Steven G. Walker, and each or any of them, his/her true and lawful attorneys-in-fact and agents, for him/her and in his/her name, place and stead, to execute and sign the Annual Report on Form 10-K for the year ended December 31, 2009, to be filed by the Company with the Securities and Exchange Commission pursuant to the provisions of the Securities Exchange Act of 1934 and, further, to execute and sign any and all amendments to such Annual Report, and to file same, with all exhibits and schedules thereto and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all the acts of said attorneys-in-fact and agents or any of them which they may lawfully do in the premises or cause to be done by virtue hereof.

IN WITNESS WHEREOF, the undersigned has executed this Power of Attorney and caused it to be witnessed on this 1st day of February 2010.

/S/ JAMES S. M. FRENCH

James S. M. French
Director

WITNESS:

/S/ STEVE M. CALLAWAY

Steve M. Callaway

Exhibit 24

PROTECTIVE LIFE CORPORATION
DIRECTOR POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that the undersigned Director of Protective Life Corporation, a Delaware corporation (the "Company"), by his/her execution hereof or upon an identical counterpart hereof, does hereby constitute and appoint John D. Johns, Richard J. Bielen, Deborah J. Long, or Steven G. Walker, and each or any of them, his/her true and lawful attorneys-in-fact and agents, for him/her and in his/her name, place and stead, to execute and sign the Annual Report on Form 10-K for the year ended December 31, 2009, to be filed by the Company with the Securities and Exchange Commission pursuant to the provisions of the Securities Exchange Act of 1934 and, further, to execute and sign any and all amendments to such Annual Report, and to file same, with all exhibits and schedules thereto and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all the acts of said attorneys-in-fact and agents or any of them which they may lawfully do in the premises or cause to be done by virtue hereof.

IN WITNESS WHEREOF, the undersigned has executed this Power of Attorney and caused it to be witnessed on this 1st day of February 2010.

/S/ THOMAS L. HAMBY

Thomas L. Hamby
Director

WITNESS:

/S/ STEVE M. CALLAWAY

Steve M. Callaway

Exhibit 24

PROTECTIVE LIFE CORPORATION
DIRECTOR POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that the undersigned Director of Protective Life Corporation, a Delaware corporation (the "Company"), by his/her execution hereof or upon an identical counterpart hereof, does hereby constitute and appoint John D. Johns, Richard J. Bielen, Deborah J. Long, or Steven G. Walker, and each or any of them, his/her true and lawful attorneys-in-fact and agents, for him/her and in his/her name, place and stead, to execute and sign the Annual Report on Form 10-K for the year ended December 31, 2009, to be filed by the Company with the Securities and Exchange Commission pursuant to the provisions of the Securities Exchange Act of 1934 and, further, to execute and sign any and all amendments to such Annual Report, and to file same, with all exhibits and schedules thereto and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all the acts of said attorneys-in-fact and agents or any of them which they may lawfully do in the premises or cause to be done by virtue hereof.

IN WITNESS WHEREOF, the undersigned has executed this Power of Attorney and caused it to be witnessed on this 1st day of February 2010.

/S/ VANESSA LEONARD

Vanessa Leonard
Director

WITNESS:

/S/ STEVE M. CALLAWAY

Steve M. Callaway

Exhibit 24

PROTECTIVE LIFE CORPORATION
DIRECTOR POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that the undersigned Director of Protective Life Corporation, a Delaware corporation (the "Company"), by his/her execution hereof or upon an identical counterpart hereof, does hereby constitute and appoint John D. Johns, Richard J. Bielen, Deborah J. Long, or Steven G. Walker, and each or any of them, his/her true and lawful attorneys-in-fact and agents, for him/her and in his/her name, place and stead, to execute and sign the Annual Report on Form 10-K for the year ended December 31, 2009, to be filed by the Company with the Securities and Exchange Commission pursuant to the provisions of the Securities Exchange Act of 1934 and, further, to execute and sign any and all amendments to such Annual Report, and to file same, with all exhibits and schedules thereto and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all the acts of said attorneys-in-fact and agents or any of them which they may lawfully do in the premises or cause to be done by virtue hereof.

IN WITNESS WHEREOF, the undersigned has executed this Power of Attorney and caused it to be witnessed on this 1st day of February 2010.

/S/ CHARLES D. MCCRARY

Charles D. McCrary
Director

WITNESS:

/S/ STEVE M. CALLAWAY

Steve M. Callaway

Exhibit 24

PROTECTIVE LIFE CORPORATION
DIRECTOR POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that the undersigned Director of Protective Life Corporation, a Delaware corporation (the "Company"), by his/her execution hereof or upon an identical counterpart hereof, does hereby constitute and appoint John D. Johns, Richard J. Bielen, Deborah J. Long, or Steven G. Walker, and each or any of them, his/her true and lawful attorneys-in-fact and agents, for him/her and in his/her name, place and stead, to execute and sign the Annual Report on Form 10-K for the year ended December 31, 2009, to be filed by the Company with the Securities and Exchange Commission pursuant to the provisions of the Securities Exchange Act of 1934 and, further, to execute and sign any and all amendments to such Annual Report, and to file same, with all exhibits and schedules thereto and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all the acts of said attorneys-in-fact and agents or any of them which they may lawfully do in the premises or cause to be done by virtue hereof.

IN WITNESS WHEREOF, the undersigned has executed this Power of Attorney and caused it to be witnessed on this 1st day of February 2010.

/S/ JOHN J. MCMAHON, JR.

John J. McMahon, Jr.
Director

WITNESS:

/S/ STEVE M. CALLAWAY

Steve M. Callaway

Exhibit 24

PROTECTIVE LIFE CORPORATION
DIRECTOR POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that the undersigned Director of Protective Life Corporation, a Delaware corporation (the "Company"), by his/her execution hereof or upon an identical counterpart hereof, does hêreby constitute and appoint John D. Johns, Richard J. Bielen, Deborah J. Long, or Steven G. Walker, and each or any of them, his/her true and lawful attorneys-in-fact and agents, for him/her and in his/her name, place and stead, to execute and sign the Annual Report on Form 10-K for the year ended December 31, 2009, to be filed by the Company with the Securities and Exchange Commission pursuant to the provisions of the Securities Exchange Act of 1934 and, further, to execute and sign any and all amendments to such Annual Report, and to file same, with all exhibits and schedules thereto and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all the acts of said attorneys-in-fact and agents or any of them which they may lawfully do in the premises or cause to be done by virtue hereof.

IN WITNESS WHEREOF, the undersigned has executed this Power of Attorney and caused it to be witnessed on this 1st day of February 2010.

/S/ HANS H. MILLER

Hans H. Miller
Director

WITNESS:

/S/ STEVE M. CALLAWAY

Steve M. Callaway

Exhibit 24

PROTECTIVE LIFE CORPORATION
DIRECTOR POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that the undersigned Director of Protective Life Corporation, a Delaware corporation (the "Company"), by his/her execution hereof or upon an identical counterpart hereof, does hereby constitute and appoint John D. Johns, Richard J. Bielen, Deborah J. Long, or Steven G. Walker, and each or any of them, his/her true and lawful attorneys-in-fact and agents, for him/her and in his/her name, place and stead, to execute and sign the Annual Report on Form 10-K for the year ended December 31, 2009, to be filed by the Company with the Securities and Exchange Commission pursuant to the provisions of the Securities Exchange Act of 1934 and, further, to execute and sign any and all amendments to such Annual Report, and to file same, with all exhibits and schedules thereto and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all the acts of said attorneys-in-fact and agents or any of them which they may lawfully do in the premises or cause to be done by virtue hereof.

IN WITNESS WHEREOF, the undersigned has executed this Power of Attorney and caused it to be witnessed on this 1st day of February 2010.

/S/ MALCOLM PORTERA
Malcolm Portera
Director

WITNESS:

/S/ STEVE M. CALLAWAY
Steve M. Callaway

Exhibit 24

PROTECTIVE LIFE CORPORATION
DIRECTOR POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that the undersigned Director of Protective Life Corporation, a Delaware corporation (the "Company"), by his/her execution hereof or upon an identical counterpart hereof, does hereby constitute and appoint John D. Johns, Richard J. Bielen, Deborah J. Long, or Steven G. Walker, and each or any of them, his/her true and lawful attorneys-in-fact and agents, for him/her and in his/her name, place and stead, to execute and sign the Annual Report on Form 10-K for the year ended December 31, 2009, to be filed by the Company with the Securities and Exchange Commission pursuant to the provisions of the Securities Exchange Act of 1934 and, further, to execute and sign any and all amendments to such Annual Report, and to file same, with all exhibits and schedules thereto and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all the acts of said attorneys-in-fact and agents or any of them which they may lawfully do in the premises or cause to be done by virtue hereof.

IN WITNESS WHEREOF, the undersigned has executed this Power of Attorney and caused it to be witnessed on this 1st day of February 2010.

/s/ C. DOWD RITTER

C. Dowd Ritter
Director

WITNESS:

/s/ STEVE M. CALLAWAY

Steve M. Callaway

Exhibit 24

PROTECTIVE LIFE CORPORATION
DIRECTOR POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that the undersigned Director of Protective Life Corporation, a Delaware corporation (the "Company"), by his/her execution hereof or upon an identical counterpart hereof, does hereby constitute and appoint John D. Johns, Richard J. Bielen, Deborah J. Long, or Steven G. Walker, and each or any of them, his/her true and lawful attorneys-in-fact and agents, for him/her and in his/her name, place and stead, to execute and sign the Annual Report on Form 10-K for the year ended December 31, 2009, to be filed by the Company with the Securities and Exchange Commission pursuant to the provisions of the Securities Exchange Act of 1934 and, further, to execute and sign any and all amendments to such Annual Report, and to file same, with all exhibits and schedules thereto and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all the acts of said attorneys-in-fact and agents or any of them which they may lawfully do in the premises or cause to be done by virtue hereof.

IN WITNESS WHEREOF, the undersigned has executed this Power of Attorney and caused it to be witnessed on this 1st day of February 2010.

/S/ WILLIAM A. TERRY

William A. Terry
Director

WITNESS:

/S/ STEVE M. CALLAWAY

Steve M. Callaway

Exhibit 24

PROTECTIVE LIFE CORPORATION
DIRECTOR POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that the undersigned Director of Protective Life Corporation, a Delaware corporation (the "Company"), by his/her execution hereof or upon an identical counterpart hereof, does hereby constitute and appoint John D. Johns, Richard J. Bielen, Deborah J. Long, or Steven G. Walker, and each or any of them, his/her true and lawful attorneys-in-fact and agents, for him/her and in his/her name, place and stead, to execute and sign the Annual Report on Form 10-K for the year ended December 31, 2009, to be filed by the Company with the Securities and Exchange Commission pursuant to the provisions of the Securities Exchange Act of 1934 and, further, to execute and sign any and all amendments to such Annual Report, and to file same, with all exhibits and schedules thereto and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all the acts of said attorneys-in-fact and agents or any of them which they may lawfully do in the premises or cause to be done by virtue hereof.

IN WITNESS WHEREOF, the undersigned has executed this Power of Attorney and caused it to be witnessed on this 1st day of February 2010.

/S/ W. MICHAEL WARREN, JR.

W. Michael Warren, Jr.
Director

WITNESS:

/S/ STEVE M. CALLAWAY

Steve M. Callaway

Exhibit 24

PROTECTIVE LIFE CORPORATION
DIRECTOR POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that the undersigned Director of Protective Life Corporation, a Delaware corporation (the "Company"), by his/her execution hereof or upon an identical counterpart hereof, does hereby constitute and appoint John D. Johns, Richard J. Bielen, Deborah J. Long, or Steven G. Walker, and each or any of them, his/her true and lawful attorneys-in-fact and agents, for him/her and in his/her name, place and stead, to execute and sign the Annual Report on Form 10-K for the year ended December 31, 2009, to be filed by the Company with the Securities and Exchange Commission pursuant to the provisions of the Securities Exchange Act of 1934 and, further, to execute and sign any and all amendments to such Annual Report, and to file same, with all exhibits and schedules thereto and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all the acts of said attorneys-in-fact and agents or any of them which they may lawfully do in the premises or cause to be done by virtue hereof.

IN WITNESS WHEREOF, the undersigned has executed this Power of Attorney and caused it to be witnessed on this 1st day of February 2010.

/S/ VANESSA WILSON

Vanessa Wilson
Director

WITNESS:

/S/ STEVE M. CALLAWAY

Steve M. Callaway

Exhibit 31(a)

Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, John D. Johns, certify that:

1. I have reviewed the Annual Report on Form 10-K for the year ended December 31, 2009, of Protective Life Corporation;
2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):
   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 26, 2010

/s/ JOHN D. JOHNS

Title: Chairman of the Board,
President and Chief Executive Officer

Exhibit 31(b)

Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Richard J. Bielen, certify that:

1. I have reviewed the Annual Report on Form 10-K for the year ended December 31, 2009, of Protective Life Corporation;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 26, 2010

/s/ RICHARD J. BIELEN

Title: Vice Chairman and
Chief Financial Officer

Exhibit 32(a)

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Protective Life Corporation (the "Company") on Form 10-K for the year ended December 31, 2009, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, John D. Johns, Chairman of the Board, President and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ JOHN D. JOHNS

Chairman of the Board, President and
Chief Executive Officer
February 26, 2010

This certification accompanies the Report pursuant to §906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by the Sarbanes-Oxley Act of 2002, be deemed filed by the Company for purposes of §18 of the Securities Exchange Act of 1934, as amended.

Exhibit 32(b)

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Protective Life Corporation (the "Company") on Form 10-K for the year ended December 31, 2009, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Richard J. Bielen, Vice Chairman and Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ RICHARD J. BIELEN

Vice Chairman and Chief Financial Officer
February 26, 2010

This certification accompanies the Report pursuant to §906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by the Sarbanes-Oxley Act of 2002, be deemed filed by the Company for purposes of §18 of the Securities Exchange Act of 1934, as amended.

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CORPORATE INFORMATION

QUARTERLY STOCK PRICES AND DIVIDENDS

The Common Stock of Protective Life Corporation is traded on the New York Stock Exchange under the symbol PL. The following table sets forth the highest and lowest closing prices and the amount of cash dividends per share of Protective Life Corporation Common Stock each quarter of 2008 and 2009.

2009 MARKET PRICE PER SHARE

Quarter	High	Low	Dividends per Share
1st	$16.77	$ 2.92	$.120
2nd	$13.48	$ 5.51	$.120
3rd	$23.97	$10.57	$.120
4th	$22.64	$15.80	$.120

2008 MARKET PRICE PER SHARE

Quarter	High	Low	Dividends per Share
1st	$41.13	$36.82	$.225
2nd	$43.69	$38.05	$.235
3rd	$38.07	$25.75	$.235
4th	$28.88	$ 5.73	$.120

STOCK TRANSFER AGENT

Bank of New York Mellon Shareowner Services
P.O. Box 358015
Pittsburgh, PA 15252-8015

Web site: www.bnymellon.com/shareowner/isd

Telephone:

(866) 230-8625
(Inside the United States and Canada)

(201) 680-6685
(Outside the United States and Canada)

DIVIDEND REINVESTMENT/TRANSFERS/ADDRESS CHANGE/GENERAL CORRESPONDENCE

Protective Life Corporation
c/o BNY Mellon Shareowner Services
P.O. Box 358015
Pittsburgh, PA 15252-8015

CORPORATE HEADQUARTERS

Protective Life Corporation
2801 Highway 280 South
Birmingham, AL 35223
Telephone: (205) 268-1000

INTERNET ADDRESS

http://www.protective.com

TRADING MARKET

New York Stock Exchange

TRADING SYMBOLS

Common Stock - PL
7.5% Trust Originated Preferred Securities - PL PrS
7.25% Trust Originated Preferred Securities - PL PrA
6.125% Trust Originated Preferred Securities - PL PrB
7.25% Subordinated Debt Securities - PL PrD
8.00% Senior Debt Securities - PLP

ANNUAL MEETING

Monday, May 10 at 10:00 a.m., Central Time
Protective Life Corporation headquarters

INVESTOR RELATIONS

Security analysts, investment professionals and share owners should direct their inquiries to:

Mr. John D. Johns
Chairman of the Board, President and Chief Executive Officer

Mr. Richard J. Bielen
Vice Chairman and Chief Financial Officer

Ms. Eva T. Robertson
Vice President, Investor Relations

PROTECTIVE LIFE CORPORATION
P. O. Box 2606
Birmingham, AL 35202
Telephone: (205) 268-1000
Fax: (205) 268-5547

INDEPENDENT ACCOUNTANTS

PricewaterhouseCoopers LLP


Protective
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